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As filed with the Securities and Exchange Commission on December 22, 2006

Registration No. 333-138622

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ACCURAY INCORPORATED
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3841 (Primary Standard Industrial Classification Code Number)	77-0268932 (I.R.S. Employer Identification Number)

1310 Chesapeake Terrace, Sunnyvale, California 94089
(408) 716-4600
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Euan S. Thomson, Ph.D.
Chief Executive Officer
Accuray Incorporated
1310 Chesapeake Terrace
Sunnyvale, California 94089
(408) 716-4600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Michael W. Hall, Esq. Laura I. Bushnell, Esq. Jean-Marc Corredor, Esq. Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600	Mario M. Rosati, Esq. Mark L. Reinstra, Esq. Gavin T. McCraley, Esq. Wilson Sonsini Goodrich & Rosati 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

        Approximate date of commencement of the proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Prospectus

Subject to Completion, dated December 22, 2006

                shares

Common Stock

        This is the initial public offering of our common stock. We are offering                                    shares of the common stock offered by this prospectus, and the selling stockholders are offering                         shares. We will not receive any proceeds from the sale of shares to be offered by the selling stockholders. We expect the initial public offering price to be between $            and $            per share.

        Currently no public market currently exists for our common stock. We are applying to have our common stock listed on The NASDAQ Global Market under the symbol "ARAY."

        This investment involves risk. See "Risk Factors" beginning on page 10.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds, Before Expenses, to Accuray Incorporated	$	$
Proceeds, Before Expenses, to the Selling Stockholders	$	$

        The underwriters have a 30-day option to purchase up to an additional                        shares of common stock from us and the selling stockholders to cover over-allotments, if any.

        The underwriters are offering the common stock as set forth under "Underwriting." Delivery of the shares will be made on or about                                    , 2007.

JPMorgan	UBS Investment Bank

Piper Jaffray
Jefferies & Company

The date of this prospectus is                                    , 2007

OUR VISION

Making radiosurgery an option for CANCER PATIENTS.

ACCURAY™

Our Business Begins with Patients™

CyberKnife

- Treatment of tumors throughout the body
- Treatment of inoperable and surgically complex tumors
- Real-time tracking of tumor and patient movement
- Significant patient benefits
- Upgradable modular design
- Established reimbursement codes

ACCURAY

        You should rely only on the information contained in this prospectus. Neither we, nor the underwriters, have authorized anyone to provide you with additional information or information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock.

        CyberKnife®, our logo, Accuray™, AXUM®, Express™, Synchrony®, Xsight™, InView®, MultiPlan®, Xchange™ and RoboCouch™ are our trademarks. All other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners. Unless the context requires otherwise, the words "Accuray," "we," "Company," "us" and "our" refer to Accuray Incorporated. For purposes of this prospectus, the term "stockholder" shall refer to the holders of our common stock.

i

PROSPECTUS SUMMARY

        This summary highlights selected information appearing elsewhere in this prospectus and does not contain all the information you should consider before investing in our common stock. You should carefully read this prospectus in its entirety before investing in our common stock, including the section entitled "Risk Factors," and our consolidated financial statements and related notes and our consolidated pro forma financial statements and related notes included elsewhere in this prospectus.

Our Business

        We have developed the first and only commercially available intelligent robotic radiosurgery system, the CyberKnife system, designed to treat solid tumors anywhere in the body as an alternative to traditional surgery. For over 30 years, traditional radiosurgery systems, or systems that deliver precise, high dose radiation directly to a tumor, have been used primarily to destroy brain tumors. Our CyberKnife system represents the next generation of radiosurgery systems, combining continuous image-guidance technology with a compact linear accelerator that has the ability to move in three dimensions according to the treatment plan. Our image-guidance technology continuously acquires images to track a tumor's location and transmits any position corrections to the robotic arm prior to delivery of each dose of radiation. Our compact linear accelerator, or linac, is a compact radiation treatment device that uses microwaves to accelerate electrons to create high-energy x-ray beams to destroy the tumor. This combination, which we refer to as intelligent robotics, extends the benefits of radiosurgery to the treatment of tumors anywhere in the body. The CyberKnife system autonomously tracks, detects and corrects for tumor and patient movement in real-time during the procedure, enabling delivery of precise, high dose radiation typically with sub-millimeter accuracy. Traditional radiosurgery systems have limited mobility and generally require the use of rigid frames attached to a patient's skull to provide a coordinate system to effectively target a tumor, restricting their ability to effectively treat tumors outside of the brain. The CyberKnife system does not have these limitations and therefore has increased flexibility to treat tumors throughout the body from many different directions, while minimizing the delivery of radiation to healthy tissue and vital organs. The CyberKnife procedure requires no anesthesia, can be performed on an outpatient basis and allows for the treatment of patients that otherwise would not have been treated with radiation or who may not have been good candidates for surgery. In addition, the CyberKnife procedure avoids many of the potential risks and complications that are associated with other treatment options and is more cost effective than traditional surgery.

        The CyberKnife system received U.S. Food and Drug Administration, or FDA, 510(k) clearance in July 1999 to provide treatment planning and image-guided robotic radiosurgery for tumors in the head and neck. In August 2001, the CyberKnife system received 510(k) clearance to treat tumors anywhere in the body where radiation treatment is indicated. The CyberKnife system has also received a CE mark for sale in Europe and has been approved for various indications in Japan, Korea, Taiwan, China and other countries. We estimate that over 20,000 patients worldwide have been treated with the CyberKnife system since its commercial introduction. Our customers have increasingly used the CyberKnife system for indications outside of the brain, including for tumors on or near the spine and in the lung, liver, prostate and pancreas. Based on customer data, more than 50% of patients treated with the CyberKnife system in the United States during the quarter ended September 30, 2006 were treated for tumors outside of the brain.

        We market the CyberKnife system through a direct sales force in the United States and a combination of direct sales personnel and distributors in the rest of the world. As of September 30, 2006, we had 83 CyberKnife systems installed at customer sites and 78 pending installation. Of the 83 systems installed, 52 are in the United States. For the year ended June 30, 2006, our total net revenue was $52.9 million, our net loss was $33.7 million and our net cash provided by operating activities was $25.5 million. For the quarter ended September 30, 2006, our total net revenue was

$32.8 million, our net income was $2.0 million, and our net cash used in operating activities was $2.1 million.

Cancer Market and Traditional Treatment

        According to the World Health Organization, or WHO, an estimated 7.6 million people died of cancer in 2005, accounting for 13% of all deaths worldwide. The WHO estimates that there are 24.6 million people living with cancer worldwide, with approximately 10.9 million new cases being diagnosed every year. Cancer is the second leading cause of death in the United States, after heart disease. The American Cancer Society, or ACS, estimates that approximately 1.4 million new cases of cancer will be diagnosed in the United States in 2006 and approximately 564,000 Americans will die as a result of cancer in the same period. The ACS broadly divides cancers into two groups: solid tumor cancers, which are characterized by the growth of malignant tumors within the body in areas such as the brain, lung, liver, breast or prostate, and hematological, or blood-borne, cancers, such as leukemia. The ACS estimates that solid tumor cancers will account for approximately 1.3 million, or 92%, of new cancer cases diagnosed in the United States in 2006.

        Traditional methods for the treatment of solid tumor cancers include surgery, radiation therapy and chemotherapy. Surgery is especially appropriate for certain types of cancer, such as breast cancer, where tumors are often well-defined and surgically accessible. However, many types of solid tumors, including those affecting the brain, spine, lungs and various other organs, present significant challenges to traditional surgical approaches because they occur in hard-to-reach areas or lie within or in close proximity to critical organs. In addition, traditional surgery is highly invasive because it requires entering the body by incision, and involves significant risks, including those associated with anesthesia, infection and other complications. Traditional surgery also entails significant costs and recovery times, and in some cases may not be an option due to a patient's physical condition or age.

        Radiation therapy, as opposed to radiosurgery, is typically used to treat the area around a tumor site after surgery, though it can also be used to directly target the tumor in certain instances when surgery is not possible. The goal of radiation therapy is to eliminate all cancer cells in an intended treatment region. However, healthy tissue outside of the intended treatment region also receives radiation. Recent advances in radiation therapy have focused on improving the shape and targeting ability of the radiation beams to minimize unnecessary irradiation of healthy tissue. However, the majority of such radiation treatments are still delivered using gantry-based linear accelerator systems that have a limited range of motion, a limited ability to accurately target and conform to tumor shape and are unable to compensate for tumor and patient movement during treatment. Therefore, the treatment plans using these methods generally include not only the tumor, but also the surrounding healthy tissue to ensure that the entire tumor is treated.

Development of Radiosurgery

        Radiosurgery systems differ from traditional radiation therapy systems in that they are designed to deliver a very high cumulative dose of radiation, in a single or small number of treatments, specifically targeted at the tumor rather than at a broader region surrounding the tumor area. One of the initial radiosurgery techniques was frame-based radiosurgery for the treatment of brain tumors, which requires the attaching of a rigid frame to the patient's skull to provide a coordinate system to effectively target a tumor. Although frame-based radiosurgery represents an advancement in cancer treatment, it has significant shortcomings. The use of a frame makes the procedure more complicated and painful than traditional radiation therapy. In addition, because it is difficult to precisely reposition the head frame for multiple treatments, these systems are very rarely used when more than one dose of radiation is required.

        Manufacturers have also developed frame-based radiosurgery systems to enable the treatment of tumors outside the brain, such as tumors on or near the spine and in the lung, liver, prostate and pancreas. However, frame-based approaches to delivering radiosurgery for tumors in such locations are rarely as accurate as frame-based systems used to treat brain tumors. This lack of accuracy may compromise the efficacy of traditional radiosurgery for tumors outside the brain and may increase the likelihood of delivering significant radiation doses to surrounding healthy tissue.

The CyberKnife System Solution

        We have developed and commercialized the CyberKnife system, an intelligent robotic radiosurgery system designed to treat solid tumors throughout the body as an alternative to traditional surgery. The CyberKnife system uses intelligent robotics to precisely deliver high dose radiation to a tumor, typically with sub-millimeter accuracy. Our system tracks, detects and corrects for tumor and patient movement in real-time during treatment, limiting the potential damage to surrounding healthy tissue. Key benefits of the CyberKnife system include:

        Treatment of inoperable or surgically complex tumors.    The CyberKnife system can be used to treat tumors that cannot be treated with traditional surgical techniques because of their location, number, size, shape or proximity to vital tissues or organs, or because of the age or health of the patient.

        Treatment of tumors throughout the body.    The CyberKnife system has been cleared by the FDA to provide treatment planning and image-guided radiosurgery for tumors anywhere in the body where radiation treatment is indicated.

        Real-time tracking of tumor movement.    The CyberKnife system is able to treat tumors that may change position due to tumor and patient movement during treatment with a level of accuracy associated with radiosurgery procedures for brain tumors.

        Significant patient benefits.    Patients may be treated with the CyberKnife system on an outpatient basis, without anesthesia, and without the risks and complications inherent in traditional surgery. In addition, patients do not require a rigid frame or other substantial pre-treatment preparation, and typically there is no recovery time or hospital stay associated with the CyberKnife procedure.

        Facilitates additional revenue generation through increased patient volumes.    We believe that the CyberKnife system allows our customers to effectively treat patients that otherwise would not have been treated with radiation or who may not have been good candidates for surgery. Therefore, we believe the treatment of these patients provides additional revenue for our customers. In addition, because the CyberKnife procedure is a non-invasive, outpatient procedure requiring little or no recovery time, hospitals can treat more patients than through traditional surgery.

        Upgradeable modular design.    Our CyberKnife system has a modular design which facilitates the implementation of upgrades without requiring our customers to purchase an entirely new system. We have a well-established track record of developing and delivering state-of-the-art upgrades to our customers, enabling our customers to take advantage of the continued evolution of our CyberKnife system. We continue to develop and offer new clinical capabilities enhancing ease of use, reducing treatment times, improving accuracy and improving patient access.

        Key components and technologies of our CyberKnife system include:

        Compact X-band linear accelerator.    Our proprietary compact X-band linear accelerator, the component that generates the radiation that destroys the tumor, is smaller and weighs significantly less than standard medical linear accelerators typically used in radiation therapy.

        Robotic manipulator.    The manipulator arm, with six-degrees-of-freedom range of movement, is designed to move and direct the linear accelerator with an extremely high level of precision and repeatability and allows doses of radiation to be delivered from nearly any direction.

        Real-time image-guidance system with continuous target tracking and feedback.     Real-time image-guided robotics enables the CyberKnife system to continuously detect and correct for tumor and patient movement throughout the entire treatment without the need for clinician intervention.

        Synchrony respiratory tracking system.    The CyberKnife system employs a proprietary motion tracking system called Synchrony to target tumors that move with patient respiration, allowing clinicians to significantly reduce treatment margins, or the area receiving radiation, while eliminating the need for gating, the administration of radiation within a particular portion of the patient's breathing cycle by monitoring the patient's respiratory motion, or breath-holding techniques.

        Xsight Spine Tracking System.    The Xsight Spine Tracking System eliminates the need for invasive surgical implantation of small, inert metal markers, known as fiducials, which provide a noticeable contrast against anatomical structures in computed tomography, or CT, scans and X-ray images, when treating tumors on or near the spine, by using skeletal structures to automatically locate and track tumors during treatment.

        RoboCouch patient positioning system.    The RoboCouch robotically aligns patients prior to treatments, reducing patient set up times and enabling faster treatments.

        Xsight Lung Tracking System.    The Xsight Lung Tracking System directly tracks the anatomy of some lung tumors without the need for implanted fiducials and is integrated with the Synchrony respiratory tracking system.

        Xchange robotic collimator changer.    The Xchange robotic collimator changer automatically exchanges secondary collimators during treatment. A collimator attaches to the linear accelerator, creating a fixed size opening to define the size of the radiation beam. Collimators having different sized openings are used as required by the treatment plan. The use of multiple collimators can enable faster treatments than the use of a single collimator.

        In-Room CT System.    The In-Room CT System enables diagnostic quality 3D and 4D patient imaging just prior to treatment. Combined with the RoboCouch Patient Positioning System, the In-Room CT System provides a smooth and efficient scan-to-treatment transition without having to enter the treatment room or move the patient.

        4D Treatment Optimization and Planning System.    Our 4D Treatment Optimization and Planning System optimizes treatment by taking into account the movement of the tumor as well as the movement and deformation, or the change in shape, of the surrounding tissue, thereby minimizing treatment margins and radiation exposure to healthy tissue.

        Other features.    The CyberKnife system also includes proprietary treatment planning software and remote review capabilities.

Shared Ownership Programs, Product Services and Upgrades

        We provide a variety of services to support the successful operation and use of our CyberKnife systems. We expect that these services will enable us to generate a recurring revenue stream that will continue to comprise an important portion of our revenue. We offer shared ownership programs under which we provide a CyberKnife system to a customer while retaining ownership of that system. Under this program we generally receive the greater of a minimum monthly payment or a portion of the revenue generated from the use of that system. As of September 30, 2006, we had entered into 22 shared ownership programs, of which 10 are installed and 12 are pending installation.

        We also offer several multiyear service plans for an annual fee. Currently, our most comprehensive service plan is the Diamond Elite multiyear service plan, which provides for annual renewal for four years, including the one-year warranty period. The multiyear service plan is typically signed by the customer at the same time as the CyberKnife system purchase contract. In addition to providing technical support, this service plan provides our customers the opportunity to acquire up to two unspecified future upgrades per year, when and if they become available. As of September 30, 2006, 59 of our customers had purchased service plans.

Our Strategy

        Our goal is to have the CyberKnife system become the standard of care for the treatment of solid tumors anywhere in the body as an alternative to traditional surgery. We believe our technology can significantly enhance the applications of radiosurgery by increasing the number and type of tumors that can be treated effectively. The key elements of our strategy include:

  •
  increase physician adoption and patient awareness to drive utilization;

  •
  continue to expand the radiosurgery market;

  •
  continue to innovate through clinical development and collaboration;

  •
  leverage our installed base to generate additional recurring revenue;

  •
  continue to expand international sales and geographic reach; and

  •
  pursue acquisitions, strategic partnerships and joint ventures.

Risks Associated With Our Business

        We may be unable, for many reasons, including those that are beyond our control, to implement our current business strategy. Our business is subject to numerous risks, as more fully described in the section entitled "Risk Factors" beginning on page 10. In particular:

  •
  We are dependent on the success of our CyberKnife system and cannot be certain that it will achieve the broad acceptance necessary for us to develop a sustainable, profitable business.

  •
  The ability of our hospital and physician customers to obtain sufficient third-party payor coverage and reimbursement for CyberKnife procedures may affect our sales volume. There have been, and we expect there will continue to be, legislative and regulatory changes as well as other policy changes, impacting such coverage and reimbursement. For example, for 2007, the Medicare program has substantially reduced the payment rates from 2006 levels for certain hospital outpatient treatments using our technology. Any changes adversely impacting the ability of our customers to receive adequate reimbursement may, in turn, adversely impact our revenue.

  •
  The safety and effectiveness of the CyberKnife system for certain uses is not yet supported by long-term clinical data, and any future data and clinical experience that indicates that the product may not be as safe and effective as we currently believe it to be, could slow the adoption of the system by physicians and significantly reduce our ability to achieve expected revenues.

  •
  We rely on single source suppliers for critical components of the CyberKnife system, which could harm our ability to meet demand for our products in a timely and cost effective manner.

  •
  The CyberKnife system is a major capital equipment item and has a long and variable sales and installation cycle which may result in inconsistent quarterly results.

  •
  It is difficult to predict the future growth rate or size of the market for the CyberKnife system.

  •
  Our accountants have identified material weaknesses and significant deficiencies in our internal controls, which could cause delays or inaccuracies in our financial reporting.

  •
  Our business practices and our products are subject to rigorous regulation by the FDA and numerous other federal, state and foreign governmental authorities, including "fraud and abuse" laws.

  •
  Our failure to comply with such regulations could lead to the imposition of injunctions, suspensions or loss of regulatory approvals, product recalls, termination of distribution or sales relationships, product seizures or civil penalties, criminal prosecutions or exclusion from Medicare and Medicaid programs.

Corporate Information

        We were incorporated in California in 1990 and commenced operations in 1992. We plan to reincorporate in Delaware prior to the closing of this offering. Our principal offices are located at 1310 Chesapeake Terrace, Sunnyvale, California 94089, and our telephone number is (408) 716-4600. We maintain a website at http://www.accuray.com. The information contained on our website is not incorporated into and does not constitute a part of this prospectus, and the only information that you should rely on in making your decision whether to invest in our common stock is the information contained in this prospectus.

The Offering

Common stock offered by Accuray	shares
Common stock offered by the selling stockholders	shares
Common stock to be outstanding after this offering	shares
Use of proceeds
We expect to use the net proceeds of this offering for sales and marketing initiatives, research and development activities, increased working capital and general corporate purposes. In addition, we may use a portion of the proceeds to acquire complementary technologies, products or businesses.
Proposed NASDAQ Global Market symbol	ARAY

        The number of shares of common stock to be outstanding after this offering is based on 41,980,524 shares outstanding as of September 30, 2006 and excludes:

  •
  11,697,454 shares of common stock issuable upon the exercise of outstanding options, at a weighted average exercise price of approximately $2.62 per share;

  •
  1,332,974 shares of common stock reserved for issuance under our 1998 Equity Incentive Plan; and

  •
  shares to be available for issuance under our 2007 Equity Incentive Plan and our Employee Stock Purchase Plan.

        Except as otherwise indicated, information in this prospectus reflects or assumes the following:

  •
  the conversion of all outstanding shares of our preferred stock into an aggregate of 25,186,285 shares of common stock immediately prior to the closing of this offering;

  •
  the exercise of a warrant to purchase 525,000 shares of common stock at an exercise price of $1.00 per share immediately prior to the closing of this offering;

  •
  no exercise by the underwriters of their over-allotment option; and

  •
  our reincorporation from California to Delaware and the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws upon the closing of this offering.

Summary Consolidated Financial Data

        The following table presents summary consolidated financial data. We derived the summary consolidated statements of operations data for the years ended June 30, 2004, 2005 and 2006 from our audited consolidated financial statements and notes thereto that are included elsewhere in this prospectus. We derived the summary consolidated statements of operations data for the quarters ended September 30, 2005 and 2006 and the summary consolidated balance sheet as of September 30, 2006 from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated finanical statements include, in the opinion of management, all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the financial data set forth in those statements. Our historic results are not necessarily indicative of the results that may be expected in the future. You should read this data together with our consolidated financial statements and related notes included elsewhere in this prospectus and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus.

	Years Ended June 30,			Three Months Ended September 30,
	2004	2005	2006	2005	2006
				(unaudited)
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Total net revenue	$19,569	$22,377	$52,897	$3,871	$32,771
Total cost of revenue(1)	8,496	11,115	27,492	2,027	13,468

Gross profit	11,073	11,262	25,405	1,844	19,303
Operating expenses:
Selling and marketing(1)	10,647	16,361	25,186	4,716	7,530
Research and development(1)	7,311	11,655	17,788	4,544	6,182
General and administrative(1)	4,672	8,129	15,923	2,782	4,619

Total operating expenses	22,630	36,145	58,897	12,042	18,331

Income (loss) from operations	(11,557)	(24,883)	(33,492)	(10,198)	972
Interest and other income (expense), net	(136)	(238)	56	(6)	207

Income (loss) before provision for income taxes and cumulative effect of change in accounting principle	(11,693)	(25,121)	(33,436)	(10,204)	1,179
Provision for income taxes	3	68	258	6	59

Income (loss) before cumulative effect of change in accounting principle	$(11,696)	$(25,189)	$(33,694)	(10,210)	1,120
Cumulative effect of change in accounting principle, net of tax	—	—	—	—	838

Net income (loss)	$(11,696)	$(25,189)	$(33,694)	$(10,210)	$1,958

Net income (loss) per common share:
Basic
Income (loss) before cumulative effect of change in accounting principle	$(1.00)	$(1.76)	$(2.11)	$(0.65)	$0.03
Cumulative effect of change in accounting principle	—	—	—	—	0.02

Basic net income (loss) per share	$(1.00)	$(1.76)	$(2.11)	$(0.65)	$0.05

Diluted
Income (loss) before cumulative effect of change in accounting principle	$(1.00)	$(1.76)	$(2.11)	$(0.65)	$0.02
Cumulative effect of change in accounting principle	—	—	—	—	0.02

Diluted net income (loss) per share	$(1.00)	$(1.76)	$(2.11)	$(0.65)	$0.04

Weighted average common shares outstanding used in computing net income (loss) per share:
Basic	11,737	14,283	15,997	15,821	41,445
Diluted	11,737	14,283	15,997	15,821	49,851
Pro forma net income (loss) per share (unaudited)(2)
Basic			$(0.81)		$0.05
Diluted			$(0.81)		$0.04
Pro forma weighted average common shares outstanding (unaudited)(2)
Basic			41,709		41,970
Diluted			41,709		49,890

(1)
Includes stock-based compensation expense as follows:

	Years Ended June 30,			Three Months Ended September 30,
	2004	2005	2006	2005	2006
				(unaudited)
	(in thousands)
Cost of revenue	$190	$454	$863	$153	$217
Selling and marketing	826	1,903	2,569	529	649
Research and development	648	1,157	1,574	372	449
General and administrative	785	2,812	3,237	843	897
(2)
See note 2 to our consolidated financial statements for a description of the method used in calculating our pro forma net loss per share (unaudited), basic and diluted and pro forma weighted average common shares outstanding, basic and diluted (unaudited).

	Years Ended June 30,
				Three Months Ended September 30, 2006
	2004	2005	2006
				(unaudited)
Selected Operating Data:
Number of CyberKnife systems installed per year
United States	7	14	22	3
International	9	10	6	3

Total	16	24	28	6

Net cash provided by (used in) operating activities (in thousands)	$4,906	$18,015	$25,505	$(2,098)
	As of September 30, 2006
	Actual	Pro forma(1)	Pro forma as adjusted(2)
	(unaudited)	(unaudited)	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$24,910	$25,435
Deferred cost of revenue	54,049	54,049
Total assets	143,522	144,047
Short-term debt	—	—
Deferred revenue	145,175	145,175
Working capital (deficit)	2,980	3,505
Redeemable convertible preferred stock	27,504	—
Total stockholders' equity (deficiency)	(77,477)	(49,448)

(1)
The pro forma balance sheet data presented above gives effect to (i) the conversion of all outstanding shares of our preferred stock into an aggregate of 25,186,285 shares of common stock immediately prior to the closing of this offering and (ii) the exercise of a warrant to purchase 525,000 shares of common stock immediately prior to the closing of this offering.

(2)
The pro forma as adjusted balance sheet data reflects (i) the conversion of all outstanding shares of our preferred stock into an aggregate of 25,186,285 shares of common stock immediately prior to the closing of this offering, (ii) the exercise of a warrant to purchase 525,000 shares of common stock immediately prior to the closing of this offering and (iii) the sale of the                shares of common stock in this offering at an assumed initial public offering price of $                per share, after deducting underwriting discounts and commissions and estimated offering expenses.

RISK FACTORS

        An investment in our common stock involves significant risks. You should carefully consider the risks described below and the other information in this prospectus, including our consolidated financial statements and related notes, before you decide to invest in our common stock. If any of the following risks actually occur, our business, prospects, financial condition and results of operations could be materially harmed, the trading price of our common stock could decline and you could lose all or part of your investment. The risks and uncertainties described below are those that we currently believe may materially affect us. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial may also become important factors that affect us.

Risks Related to Our Business

We have a large accumulated deficit, expect future losses and may be unable to achieve or maintain profitability.

        We have incurred net losses in every fiscal year since our inception. As of September 30, 2006, we had an accumulated deficit of $118.7 million. We expect to continue to incur net losses in the future, particularly as we increase our manufacturing, sales and marketing, and administrative activities and as we continue our research and development activities. Our ability to achieve and maintain long-term profitability is largely dependent on our ability to successfully market and sell the CyberKnife system and to control our costs and effectively manage our growth. We are required to defer revenue associated with our legacy multiyear service plans due to specified obligations related to the delivery of upgrades to the CyberKnife system. Therefore, our deferred revenue will be higher in the short term and we may not be able to recognize some portions of our deferred revenue until we have satisfied all obligations for delivery of upgrades. We cannot assure you that we will be able to achieve or maintain profitability. In the event we fail to achieve and maintain profitability, our stock price could decline.

If the CyberKnife system does not achieve widespread market acceptance, we will not be able to generate the revenue necessary to support our business.

        Achieving physician, patient, hospital administrator and third-party payor acceptance of the CyberKnife system as a preferred method of tumor treatment will be crucial to our continued success. Physicians will not begin to use or increase the use of the CyberKnife system unless they determine, based on experience, clinical data and other factors, that the CyberKnife system is a safe and effective alternative to current treatment methods. The CyberKnife system was initially used primarily for the treatment of tumors in the brain, and the broader use of the system to treat tumors elsewhere in the body has been a more recent development. As a result, physician and patient acceptance of the CyberKnife system as a comprehensive tool for treatment of solid tumor cancers anywhere in the body has not yet been fully demonstrated, particularly as compared to products, systems or technologies that have longer histories in the marketplace. The CyberKnife system is a major capital purchase and purchase decisions are greatly influenced by hospital administrators who are subject to increasing pressures to reduce costs. These and other factors may affect the rate and level of the CyberKnife system's market acceptance, including:

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  the CyberKnife system's price relative to other products or competing treatments;

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  effectiveness of our sales and marketing efforts;

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  capital equipment budgets of healthcare institutions;

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  perception by physicians and other members of the healthcare community of the CyberKnife system's safety, efficacy and benefits compared to competing technologies or treatments;

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  publication in peer-reviewed medical journals of data regarding the successful use and longer term clinical benefits of the CyberKnife system;

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  willingness of physicians to adopt new techniques and the ability of physicians to acquire the skills necessary to operate the CyberKnife system;

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  extent of third-party coverage and reimbursement for procedures using the CyberKnife system;

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  development of new products and technologies by our competitors or new treatment alternatives;

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  regulatory developments related to manufacturing, marketing and selling the CyberKnife system both within and outside the United States;

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  perceived liability risks arising from the use of new products; and

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  unfavorable publicity concerning the CyberKnife system or radiation-based treatment alternatives.

        If the CyberKnife system is unable to achieve or maintain market acceptance, our business would be harmed and our stock price would decline.

The high unit price of the CyberKnife system, as well as other factors may contribute to substantial fluctuations in our operating results and stock price.

        Because of the high unit price of the CyberKnife system, and the relatively small number of units installed each quarter, each installation of a CyberKnife system can represent a significant component of our revenue for a particular quarter. Therefore, if we do not install a CyberKnife system when anticipated, our operating results may vary significantly and our stock price may be materially harmed. These fluctuations and other potential fluctuations mean that you should not rely upon our operating results in any particular period as an indication of future performance. In particular, factors which may contribute to these fluctuations may include:

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  timing of when we are able to recognize revenue associated with sales of the CyberKnife system, which varies depending upon the terms of the applicable sales and service contracts;

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  timing and level of expenditures associated with new product development activities;

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  regulatory requirements in some states for a certificate of need prior to the installation of a radiation device;

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  delays in shipment due, for example, to unanticipated construction delays at customer locations where our products are to be installed, cancellations by customers, natural disasters or labor disturbances;

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  delays in our manufacturing processes or unexpected manufacturing difficulties;

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  timing of the announcement, introduction and delivery of new products or product upgrades by us and by our competitors;

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  timing and level of expenditures associated with expansion of sales and marketing activities such as trade shows and our overall operations;

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  disruptions in the supply or changes in the costs of raw materials, labor, product components or transportation services; and

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  changes in third party coverage and reimbursement, changes in government regulation, or a change in a customer's financial condition or ability to obtain financing.

        These factors are difficult to forecast and may contribute to substantial fluctuations in our quarterly revenues and substantial variation from our projections, particularly during the periods in which our sales volume is low. Any failure to meet investor expectations regarding our operating results may cause our stock price to decline.

We experience a long and variable sales and installation cycle, which may result in inconsistent quarterly results.

        The CyberKnife system has a lengthy sales and purchase order cycle because it is a major capital equipment item and requires the approval of senior management at purchasing institutions. The sales process in the United States often begins with a letter of intent between us and the customer. After the letter of intent is signed, we enter into a definitive purchase contract with the customer. Generally following the execution of the contract, the customer begins the building or renovation of a facility to house the CyberKnife system, which together with the subsequent installation of the CyberKnife system, can take approximately 12 months or longer to complete. During this period, the customer must build a radiation-shielded facility to house their CyberKnife system. In order to construct this facility, the customer must typically obtain radiation device installation permits, which are granted by state and local government bodies, each of which may have different criteria for permit issuance. If a permit were denied for installation at a specific hospital or treatment center, our CyberKnife system could not be installed at that location.

        Under our revenue recognition policy, we generally do not recognize revenue attributable to a CyberKnife system purchase until after installation has occurred. For international sales through distributors, we typically recognize revenue when the system is delivered to the end user's site. Therefore the long sales cycle together with the timing of CyberKnife system shipments and installations may result in significant fluctuations in our reporting of quarterly revenues. Under our current forms of purchase and service contracts, we receive a majority of the purchase price for the CyberKnife system upon installation of the system. Events beyond our control may delay installation and the satisfaction of contingencies required to receive cash inflows and recognize revenue, such as:

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  procurement delay;

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  customer funding or financing delay;

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  organizational delay caused by customer personnel;

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  construction delay;

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  delay pending customer receipt of a building or radiation device installation permit; and

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  delay caused by weather or natural disaster.

        In the event that a customer does not, for any of the reasons above or other reasons, proceed with installation of the system after entering into a purchase contract, we would only recognize the deposit portion of the purchase price as revenue. Therefore, delays in the installation of CyberKnife systems or customer cancellations would adversely affect our cash flows and revenue, which would harm our results of operations and could cause our stock price to decline.

If third-party payors do not continue to provide sufficient coverage and reimbursement to healthcare providers for use of the CyberKnife system, our revenue would be adversely affected.

        Our ability to commercialize our products successfully will depend in significant part on the extent to which appropriate coverage and reimbursement for our products and related procedures are obtained from third-party payors, including governmental payors such as Medicare. Third-party payors, and in particular managed care organizations, are increasingly challenging the prices charged for medical products and services and instituting cost containment measures to control or significantly influence the purchase of medical products and services. These cost containment measures, if instituted in a manner affecting the coverage for or payment of our products, could have a material adverse effect on our operating results.

        Uncertainty exists as to the coverage and reimbursement status of new medical products and services and new indications for existing products. The CyberKnife procedure is currently covered and reimbursed by Medicare and other governmental and non-governmental third-party payors. However, we cannot assure you that the CyberKnife procedure will continue to be reimbursed at current rates or that third-party payors will continue to consider our products cost-effective relative to other treatments and provide coverage and reimbursement for our products, in whole or in part. For 2007, the Centers for Medicare and Medicaid Services, or CMS, has issued a final rule that will result in a downward adjustment to the reimbursement rates for treatments using our technology in the hospital outpatient department. For example, for the calendar years 2004 to 2006, the Medicare billing codes for treatments using the CyberKnife system in the hospital outpatient department were assigned a national payment rate of $5,250 for the first treatment and $3,750 for each treatment thereafter, up to a maximum of five treatments. For the 2007 calendar year, under the finalized Medicare payment rules, the national payment rate for procedures billed using these codes will be $3,896 and $2,645, respectively.

        In addition, new billing codes for stereotactic radiosurgery have been established by the American Medical Association, effective 2007. The CMS has determined that the new codes would not be used for hospital outpatient claims under the prospective payment system for 2007 and, instead, existing billing codes for our technology would continue to be in effect. It remains unclear how the billing codes will be used for procedures in other settings for Medicare purposes or how they will be used by non-Medicare payors. Payment amounts for 2007 under the Medicare physician fee schedule for freestanding settings may result in a decrease from current payment amounts if these codes are required for billing our technology. Physicians, hospitals and other healthcare providers may be reluctant to purchase the CyberKnife system or may decline to do so entirely if they determine there is not sufficient coverage and reimbursement from third-party payors for the cost of the CyberKnife procedure. In addition, if physicians or hospital administrators believe that our CyberKnife system will add costs to a procedure, but will not add sufficient offsetting economic or clinical benefits, adoption could be impaired. Any reduction or limitation in use of the CyberKnife system could have an adverse impact on our sales.

        Our success in international markets also depends upon the eligibility of reimbursement for the CyberKnife procedure through government-sponsored healthcare payment systems and third-party payors. Reimbursement and healthcare payment systems in international markets vary significantly by country and, within some countries, by region. In many international markets, payment systems may control reimbursement for procedures performed using new products as well as procurement of these products. In addition, as economies of emerging markets develop, these countries may implement changes in their healthcare delivery and payment systems. Furthermore, healthcare cost containment efforts similar to those underway in the United States are prevalent in many of the other countries in which we intend to sell our products and these efforts are expected to continue. Market acceptance of our products in a particular country may depend on the availability and level of reimbursement in that country. In the event that our customers are unable to obtain adequate reimbursement for the CyberKnife procedures in international markets in which we are selling, or are seeking to sell, CyberKnife systems, market acceptance of our products would be adversely affected.

Future legislative or regulatory changes to the healthcare system may affect our business.

        Even if third-party payors provide adequate coverage and reimbursement for the CyberKnife procedure, adverse changes in third-party payors' general policies toward reimbursement could preclude market acceptance for our products and materially harm our sales and revenue growth, which could cause our stock price to decline. In the United States, there have been, and we expect there will continue to be, a number of legislative and regulatory changes and proposals to change the healthcare system, and some could involve changes that significantly affect our business. For instance, on December 8, 2003, President George W. Bush signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003, which, among other things, established a new prescription drug benefit and changed reimbursement methodologies for drugs and devices used in hospital outpatient departments and in the home. In addition, certain federal regulatory changes occur at least annually. The CMS has determined that, beginning in 2007, treatments in hospital outpatient departments using our technology will no longer be assigned a new technology classification and, instead, will be transitioned to a classification that would result in a reduction in Medicare payments to hospitals. Further, new billing codes that go into effect in 2007 may be required by third-party payors and may result in a decrease in payments for services using our technology. A downward adjustment in reimbursement could have a material adverse effect on our operations.

        Future legislative or policy initiatives directed at reducing costs could be introduced at either the federal or state level. We cannot predict the impact on our business of any legislation or regulations related to the healthcare system that may be enacted or adopted in the future.

We are required to comply with federal and state "fraud and abuse" laws, and, if we are unable to comply with such laws, we could face substantial penalties and we could be excluded from government healthcare programs, which would adversely affect our business, financial condition and results of operations.

        We are directly, or indirectly through our customers, subject to various federal and state laws pertaining to healthcare fraud and abuse. These laws which directly or indirectly affect our ability to operate our business primarily include, but are not limited to, the following:

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  the federal Anti-Kickback Statute, which prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce either the referral of an individual, or furnishing or arranging for a good or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid; and

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  state law equivalents to the Anti-Kickback Statute, which may not be limited to government reimbursed items.

        The following arrangements with purchasers and their agents have been identified by the Office of the Inspection General of the Department of Health and Human Services as ones raising potential risk of violation of the federal Anti-Kickback Statute:

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  Discount and free good arrangements that are not properly disclosed or accurately reported to federal health care programs;

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  Product support services, including billing assistance, reimbursement consultation and other services specifically tied to support of the purchased product, offered in tandem with another service or program (such as reimbursement guarantee) that confers a benefit to the purchaser;

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  Educational grants conditioned in whole or in part on the purchase of equipment, or otherwise inappropriately influenced by sales and marketing considerations;

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  Research funding arrangements, particularly post-market research activities, that are linked directly or indirectly to the purchase of products, or otherwise inappropriately influenced by sales and marketing considerations; and

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  Other offers of remuneration to purchasers that is expressly or impliedly related to a sale or sales volume, such as "prebates" and "upfront payment," other free or reduced-price goods or services, and payments to cover costs of "converting" from a competitor's products, particularly where the selection criteria for such offers vary with the volume or value of business generated.

        We have various arrangements with physicians, hospitals and other entities which implicate these laws. For example, physicians own our stock who also provide medical advisory and other consulting and personal services. Similarly, we have a variety of different types of arrangements with our customers. For example, our placement and shared ownership programs entail the provision of our CyberKnife system to our customers under a deferred payment program, where we generally receive the greater of a fixed minimum payment or a portion of the revenues of services. Included in the fee we charge for the placement and shared ownership programs are a variety of services, including physician training, educational and marketing support, general reimbursement guidance and technical support, and, in the case of the placement program, certain services and upgrades are provided without additional charge based on procedure volume. In the past, we have also provided loans to our customers. We also provide research grants to customers to support customer studies related to, among other things, our CyberKnife systems. Certain of these arrangements do not meet Anti-Kickback Statute safe harbor protections, which may result in increased scrutiny by government authorities having responsibility for enforcing these laws.

        If our past or present operations are found to be in violation of any of the laws described above or other similar governmental regulations to which we or our customers are subject, we may be subject to the applicable penalty associated with the violation, including significant civil and criminal penalties, damages, fines, imprisonment and exclusion from the Medicare and Medicaid programs. The impact of any such violations may lead to curtailment or restructuring of our operations, which could adversely affect our ability to operate our business and our financial results. The risk of our being found in violation of these laws is increased by the fact that many of these laws are open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management's attention from the operation of our business and damage our reputation. If enforcement action were to occur, our reputation and our business and financial condition may be harmed, even if we were to prevail or settle the action. Similarly, if the physicians or other providers or entities with whom we do business are found to be non-compliant with applicable laws, they may be subject to sanctions, which could also have a negative impact on our business. See "Business—Regulatory Matters" for further information regarding federal and state fraud and abuse laws.

Modifications, upgrades and future products related to the CyberKnife system or new indications may require new U.S. Food and Drug Administration, or FDA, premarket approvals or 510(k) clearances, and such modifications, or any defects in design or manufacture may require us to recall or cease marketing the CyberKnife system until approvals or clearances are obtained.

        The CyberKnife system is a medical device that is subject to extensive regulation in the United States by local, state and the federal government, including by the FDA. The FDA regulates virtually all aspects of a medical device's design, development, testing manufacturing, labeling, storage, record keeping, reporting, sale, promotion, distribution and shipping. Before a new medical device, or a new use of or claim for an existing product, can be marketed in the United States, it must first receive either premarket approval or 510(k) clearance from the FDA, unless an exemption exists. Either process can be expensive and lengthy. The FDA's 510(k) clearance process usually takes from three to twelve months, but it can last longer. The process of obtaining premarket approval is much more costly and uncertain than the 510(k) clearance process and it generally takes from one to three years, or even longer, from the time the application is filed with the FDA. Despite the time, effort and cost, there can be no assurance that a particular device will be approved or cleared by the FDA through either the premarket approval process or 510(k) clearance process.

        Medical devices may be marketed only for the indications for which they are approved or cleared. The FDA also may change its policies, adopt additional regulations, or revise existing regulations, each of which could prevent or delay premarket approval or 510(k) clearance of our device, or could impact our ability to market our currently cleared device. We are also subject to medical device reporting regulations which require us to report to the FDA if our products cause or contribute to a death or a serious injury, or malfunction in a way that would likely cause or contribute to a death or a serious injury. We also are subject to Quality System and Medical Device Reporting regulations, which regulate the manufacturing and installation and also require us to report to the FDA if our products cause or contribute to a death or serious injury, or malfunction in a way that would likely cause or contribute to a death or serious injury. Our products are also subject to state regulations and various worldwide laws and regulations.

        A component of our strategy is to continue to upgrade the CyberKnife system. Upgrades previously released by us required 510(k) clearance before we were able to offer them for sale. We expect our future upgrades will similarly require 510(k) clearance; however, future upgrades may be subject to the substantially more time consuming and uncertain premarket approval process.

        The FDA requires device manufacturers to make a determination of whether or not a modification requires an approval or clearance; however, the FDA can review a manufacturer's decision not to submit for additional approvals or clearances. Any modification to an FDA approved or cleared device that would significantly affect its safety or efficacy or that would constitute a major change in its intended use would require a new premarket approval or 510(k) clearance. We cannot assure you that the FDA will agree with our decisions not to seek approvals or clearances for particular device modifications or that we will be successful in obtaining 510(k) clearances for modifications.

        We have obtained 510(k) clearances for the CyberKnife system for the treatment of tumors anywhere in the body where radiation is indicated. We have made modifications to the CyberKnife system in the past and may make additional modifications in the future that we believe do not or will not require additional approvals or clearances. If the FDA disagrees and requires us to obtain additional premarket approvals or 510(k) clearances for any modifications to the CyberKnife system and we fail to obtain such approvals or clearances or fail to secure approvals or clearances in a timely manner, we may be required to cease manufacturing and marketing the modified device or to recall such modified device until we obtain FDA approval or clearance and we may be subject to significant regulatory fines or penalties.

        In addition, even if the CyberKnife system is not modified, the FDA and similar governmental authorities in other countries in which we market and sell our products have the authority to require the recall of our products in the event of material deficiencies or defects in design or manufacture. A government mandated recall, or a voluntary recall by us, could occur as a result of component failures, manufacturing errors or design defects, including defects in labeling and user manuals. Any recall could divert management's attention, cause us to incur significant expenses, harm our reputation with customers, negatively affect our future sales and business, require redesign of the CyberKnife system, harm our operating results, and result in a decline in our stock price. In these circumstances, we may also be subject to significant enforcement action. If any of these events were to occur, our ability to introduce new or enhanced products in a timely manner would be adversely affected, which in turn would harm our future growth.

Our reliance on single source suppliers for critical components of the CyberKnife system could harm our ability to meet demand for our products in a timely and cost effective manner.

        We currently depend on single source suppliers for some of the critical components necessary for the assembly of the CyberKnife system, including the robotic manipulator, imaging plates, treatment table, robotic couch and magnetron, which creates the microwaves for use in the linear accelerator. If any single source suppliers were to cease delivering components to us or fail to provide the components on a timely basis, we might be required to qualify an alternate supplier and we would likely experience a lengthy delay in our manufacturing processes, which would result in delays of shipment to end users.

We cannot assure you that our single source suppliers will be able or willing to meet our future demands.

        We generally do not maintain large volumes of inventory. Furthermore, if we are required to change the manufacturer of a critical component of the CyberKnife system, we will be required to verify that the new manufacturer maintains facilities, procedures and operations that comply with our quality requirements. We also will be required to assess the new manufacturer's compliance with all applicable regulations and guidelines, which could further impede our ability to manufacture our products in a timely manner. If the change in manufacturer results in a significant change to the product, a new 510(k) clearance would be necessary, which would likely cause substantial delays. The disruption or termination of the supply of key components for the CyberKnife system could harm our ability to generate revenue, lead to customer dissatisfaction and damage our reputation and cause the price of our common stock to decline.

Our accountants have identified and reported to us material weaknesses for the years ended June 30, 2004, 2005 and 2006, relating to our internal controls over financial reporting. If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our operating results, our ability to operate our business and our stock price.

        In connection with the audit of our consolidated financial statements for the years ended June 30, 2004, 2005 and 2006, our independent registered public accounting firm identified material weaknesses and significant deficiencies in our internal controls over financial reporting. These weaknesses and deficiencies relate to a lack of segregation of duties and the misapplication of accounting policies, including policies related to revenue recognition and stock-based compensation.

        Our independent registered public accounting firm was not, however, engaged to audit, nor has it audited, the effectiveness of our internal controls over financial reporting. Accordingly, our independent registered public accounting firm has not rendered an opinion on our internal controls over financial reporting. Likewise, we have not performed an evaluation of internal controls over financial reporting, as we are not currently required to comply with Section 404 of the Sarbanes-Oxley Act of 2002. If such an evaluation had been performed or when we are required to perform such an evaluation, additional material weaknesses, significant deficiencies and other control deficiencies may have been or may be identified. Ensuring that we have adequate internal financial and accounting controls and procedures in place to help ensure that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be evaluated frequently.

        Even after any corrective actions are implemented, the effectiveness of our controls and procedures may be limited by a variety of risks including:

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  faulty judgment, omissions or mistakes;

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  circumvention of our internal controls and procedures;

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  inappropriate management override of internal controls and procedures; and

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  risk that enhanced internal controls and procedures may still not be adequate to assure timely and reliable financial information, processing and reporting.

        Although we have taken measures to remediate the material weaknesses as well as the other significant deficiencies and control deficiencies, we cannot assure you that we have identified all, or that we will not in the future have additional material weaknesses, significant deficiencies and control deficiencies. Our independent registered public accounting firm has not evaluated any of the measures we have taken, or that we propose to take, to address the material weaknesses and the significant deficiencies and control deficiencies discussed above. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in implementation, could cause us to fail to meet our periodic reporting obligations or result in material misstatements in our consolidated financial statements. Any such failure could also adversely affect management's assessment of our disclosure controls and procedures, required with the filing of our quarterly and annual reports after our initial public offering, and the results of periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our internal controls over financial reporting that will be required when the Securities and Exchange Commission's, or SEC's, rules under Section 404 of the Sarbanes-Oxley Act of 2002 become applicable to us beginning with our Annual Report on Form 10-K for the year ending June 30, 2008.

        The existence of a material weakness could result in errors in our consolidated financial statements that could result in a restatement of our consolidated financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, leading to a decline in our stock price.

Our industry is subject to intense competition and rapid technological change, which may result in products or new tumor treatments that are superior to the CyberKnife system. If we are unable to anticipate or keep pace with changes in the marketplace and the direction of technological innovation and customer demands, our products may become less useful or obsolete and our operating results will suffer.

        The medical device industry in general and the non-invasive cancer treatment field in particular are subject to intense and increasing competition and rapidly evolving technologies. Because our products often have long development and government approval cycles, we must anticipate changes in the marketplace and the direction of technological innovation and customer demands. To compete successfully, we will need to continue to demonstrate the advantages of our products and technologies over well-established alternative procedures, products and technologies, and convince physicians and other healthcare decision makers of the advantages of our products and technologies. Traditional surgery and other forms of minimally invasive procedures, chemotherapy or other drugs remain alternatives to the CyberKnife system. Also, we compete directly with traditional radiosurgery systems primarily from Elekta AB (publ), or Elekta, BrainLAB AG, the Integra Radionics business of Integra LifeSciences Holdings Corporation, or Radionics, and Varian Medical Systems, Inc., or Varian.

        The market for standard linear accelerators is dominated by three companies: Elekta, Siemens AG and Varian. In addition, TomoTherapy Incorporated recently introduced a radiation therapy product. The CyberKnife system is not typically used to perform traditional radiation therapy and therefore does not usually compete directly with standard medical linacs that perform standard radiation therapy. However, some manufacturers of standard linac based radiation therapy systems, including Varian and Elekta, have products that can be used in combination with body and/or head frames and image-guidance systems to perform radiosurgery. In addition, many government, academic and business entities are investing substantial resources in research and development of cancer treatments, including surgical approaches, radiation treatment, drug treatment, gene therapy, which is the treatment of disease by replacing, manipulating, or supplementing nonfunctional genes, and other approaches. Successful developments that result in new approaches for the treatment of cancer could reduce the attractiveness of our products or render them obsolete.

        Our future success will depend in large part on our ability to establish and maintain a competitive position in current and future technologies. Rapid technological development may render the CyberKnife system and its technologies obsolete. Many of our competitors have or may have greater corporate, financial, operational, sales and marketing resources, and more experience in research and development than we have. We cannot assure you that our competitors will not succeed in developing or marketing technologies or products that are more effective or commercially attractive than our products or that would render our technologies and products obsolete. We may not have the financial resources, technical expertise, marketing, distribution or support capabilities to compete successfully in the future. Our success will depend in large part on our ability to maintain a competitive position with our technologies.

        Our competitive position also depends on:

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  widespread awareness, acceptance and adoption by the radiation oncology and cancer therapy markets of our products;

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  the discovery of new technologies that improve the effectiveness and productivity of the CyberKnife system radiosurgery process;

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  product coverage and reimbursement from third-party payors, insurance companies and others;

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  properly identifying customer needs and delivering new products or product enhancements to address those needs;

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  published studies supporting the efficacy and safety and long-term clinical benefit of the CyberKnife system;

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  limiting the time required from proof of feasibility to routine production;

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  limiting the timing and cost of regulatory approvals;

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  our ability to attract and retain qualified personnel;

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  the extent of our patent protection or our ability to otherwise develop proprietary products and processes;

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  securing sufficient capital resources to expand both our continued research and development, and sales and marketing efforts; and

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  obtaining any necessary United States or foreign marketing approvals or clearances.

If the CyberKnife system is not competitive based on these or other factors, our business would be harmed.

We must obtain and maintain regulatory approvals in international markets in which we sell, or seek to sell, our products.

        In order for us to market and sell the CyberKnife system internationally, either through direct sales personnel or through distributors, we must obtain and maintain regulatory clearances applicable to the countries and regions in which we are selling, or are seeking to sell, our products. These regulatory approvals and clearances, and the process required to obtain and maintain them, vary substantially among international jurisdictions. In some jurisdictions, we rely on our distributors to manage the regulatory process and we are dependent on their ability to do so effectively. For example, in Japan, our clearances are currently limited to use of the CyberKnife system in the head and neck. In addition, our regulatory approval in Japan was suspended for a period of twelve months during 2003 as a result of a failure of our distributor to coordinate product modifications and obtain necessary regulatory clearances in a timely manner. As a result, the CyberKnife system was recalled in Japan and our former Japanese distributor was told to stop selling the CyberKnife system. In response, we retained a regulatory consultant who was not affiliated with our former Japanese distributor and worked with the Japanese Ministry of Health, Labor and Welfare and applied for, and received, approval to sell an updated version of the CyberKnife system under the name of CyberKnife II in Japan. By working with a new distributor, Chiyoda Technol Corporation, we were able to begin distributing the CyberKnife II system in 2004 with no probationary period. In the event that we are unable to obtain and maintain regulatory clearances for the CyberKnife system, including new clearances for system upgrades and use of the system anywhere in the body, in international markets we have entered or desire to enter, our international sales could fail to grow or decline. These events would harm our business and could cause our stock price to decline.

It is difficult and costly to protect our intellectual property and our proprietary technologies, and we may not be able to ensure their protection.

        Our success depends significantly on our ability to obtain, maintain and protect our proprietary rights to the technologies used in our products. Patents and other proprietary rights provide uncertain protections, and we may be unable to protect our intellectual property. For example, we may be unsuccessful in defending our patents and other proprietary rights against third party challenges.

        In addition to patents, we rely on a combination of trade secrets, copyright and trademark laws, nondisclosure agreements and other contractual provisions and technical security measures to protect our intellectual property rights. These measures may not be adequate to safeguard the technology underlying our products. If they do not protect our rights adequately, third parties could use our technology, and our ability to compete in the market would be reduced. Although we have attempted to obtain patent coverage for our technology where available and appropriate, there are aspects of the technology for which patent coverage was never sought or never received. There are also countries in which we sell or intend to sell the CyberKnife system but have no patents or pending patent applications. Our ability to prevent others from making or selling duplicate or similar technologies will be impaired in those countries in which we have no patent protection. Although we have several issued patents in the United States and in foreign countries protecting aspects of the CyberKnife system, our pending United States and foreign patent applications may not issue, may issue only with limited coverage or may issue and be subsequently successfully challenged by others and held invalid or unenforceable.

        Similarly, our issued patents and those of our licensors may not provide us with any competitive advantages. Competitors may be able to design around our patents or develop products which provide outcomes comparable or superior to ours. Our patents may be held invalid or unenforceable as a result of legal challenges by third parties, and others may challenge the inventorship or ownership of our patents and pending patent applications. In addition, the laws of some foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States. In the event a competitor infringes upon our patent or other intellectual property rights, enforcing those rights may be difficult and time consuming. Even if successful, litigation to enforce our intellectual property rights or to defend our patents against challenge could be expensive and time consuming and could divert our management's attention. We may not have sufficient resources to enforce our intellectual property rights or to defend our patents against a challenge.

        We also license patent and other proprietary rights to aspects of our technology to third parties in fields where we currently do not operate. Disputes with our licensors may arise regarding the scope and content of these licenses. Further, our ability to expand into additional fields with our technologies may be restricted by our existing licenses or licenses we may grant to third parties in the future.

        In October 2006, we received a letter from American Science and Engineering, Inc., or AS&E, expressing concerns that we may be using certain intellectual property we acquired from AS&E in a manner that breaches, or may breach, our contractual obligations under a license agreement with them in certain nonmedical fields. While we do not believe our activities breach or violate the terms of the license agreement, we cannot assure you that AS&E will not commence litigation on the grounds that we are in breach of our obligations under the license agreement.

        The policies we use to protect our trade secrets may not be effective in preventing misappropriation of our trade secrets by others. In addition, confidentiality agreements executed by our employees, consultants and advisors may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure.

Litigating a trade secret claim is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, our competitors may independently develop equivalent knowledge methods and know-how. If we are unable to protect our intellectual property rights, we may be unable to prevent competitors from using our own inventions and intellectual property to compete against us, and our business may be harmed.

Because the medical device industry is characterized by competing intellectual property, we may be sued for violating the intellectual property rights of others.

        The medical device industry is characterized by a substantial amount of litigation over patent and other intellectual property rights. In particular, the field of radiation treatment of cancer is well established and crowded with the intellectual property of competitors and others. A number of companies in our market, as well as universities and research institutions, have issued patents and have filed patent applications which relate to the use of stereotactic radiosurgery to treat solid cancerous and benign tumors.

        Determining whether a product infringes a patent involves complex legal and factual issues, and the outcome of patent litigation actions is often uncertain. We have not conducted an extensive search of patents issued to third parties, and no assurance can be given that third party patents containing claims covering our products, parts of our products, technology or methods do not exist, have not been filed, or could not be filed or issued. Because of the number of patents issued and patent applications filed in our technical areas or fields, our competitors or other third parties may assert that our products and the methods we employ in the use of our products are covered by United States or foreign patents held by them. In addition, because patent applications can take many years to issue and because publication schedules for pending applications vary by jurisdiction, there may be applications now pending of which we are unaware, and which may result in issued patents which our current or future products infringe. Also, because the claims of published patent applications can change between publication and patent grant, there may be published patent applications that may ultimately issue with claims that we infringe. There could also be existing patents that one or more of our products or parts may infringe and of which we are unaware. As the number of competitors in the market for less invasive cancer treatment alternatives grows, and as the number of patents issued in this area grows, the possibility of patent infringement claims against us increases. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

        In the event that we become subject to a patent infringement or other intellectual property lawsuit and if the relevant patents or other intellectual property were upheld as valid and enforceable and we were found to infringe or violate the terms of a license to which we are a party, we could be prevented from selling our products unless we could obtain a license or were able to redesign the product to avoid infringement. If we were unable to obtain a license or successfully redesign our system, we might be prevented from selling our system. If there is an allegation or determination that we have infringed the intellectual property rights of a competitor or other person, we may be required to pay damages, or a settlement or ongoing royalties. In these circumstances, we may be unable to sell our products at competitive prices or at all, our business and operating results could be harmed and our stock price may decline.

We could become subject to product liability claims, product recalls, other field actions and warranty claims that could be expensive, divert management's attention and harm our business.

        Our business exposes us to potential liability risks that are inherent in the manufacturing, marketing and sale of medical device products. We may be held liable if the CyberKnife system causes injury or death or is found otherwise unsuitable during usage. Our products incorporate sophisticated components and computer software. Complex software can contain errors, particularly when first introduced. In addition, new products or enhancements may contain undetected errors or performance problems that, despite testing, are discovered only after installation. Because our products are designed to be used to perform complex surgical procedures, defects could result in a number of complications, some of which could be serious and could harm or kill patients. It is also possible that defects in the design, manufacture or labeling of our products might necessitate a product recall or other field corrective action, which may result in warranty claims beyond our expectations and may harm our reputation. A product liability claim, regardless of its merit or eventual outcome, could result in significant legal defense costs. The coverage limits of our insurance policies may not be adequate to cover future claims. If sales of our products increase or we suffer future product liability claims, we may be unable to maintain product liability insurance in the future at satisfactory rates or with adequate amounts. A product liability claim, any product recalls or other field actions or excessive warranty claims, whether arising from defects in design or manufacture or otherwise, could negatively affect our sales or require a change in the design, manufacturing process or the indications for which the CyberKnife system may be used, any of which could harm our reputation and business, result in a decline in revenue and cause our stock price to fall.

        In addition, if a product we designed or manufactured is defective, whether due to design or manufacturing defects, improper use of the product or other reasons, we may be required to notify regulatory authorities and/or to recall the product, possibly at our expense. In 2002, we were subject to a product recall in Japan, as a result of a failure of our prior distributor to coordinate product modifications and obtain necessary regulatory approvals in a timely manner. A required notification to a regulatory authority or recall could result in an investigation by regulatory authorities of our products, which could in turn result in required recalls, restrictions on the sale of the products or other civil or criminal penalties. The adverse publicity resulting from any of these actions could cause customers to review and potentially terminate their relationships with us. These investigations or recalls, especially if accompanied by unfavorable publicity or termination of customer contracts, could result in our incurring substantial costs, losing revenues and damaging our reputation, each of which would harm our business.

The safety and efficacy of our products for certain uses is not yet supported by long-term clinical data and may therefore prove to be less safe and effective than initially thought.

        Although we believe that the CyberKnife system has advantages over competing products and technologies, we do not have sufficient clinical data demonstrating these advantages for all tumor indications. For example, because our CyberKnife procedures are relatively new, we have limited clinical data relating to the effectiveness of the CyberKnife system as a means of controlling the growth of cancer at a particular body site. In addition, we have only limited five-year patient survival rate data, which is a common long-term measure of clinical effectiveness in cancer treatment. Further, future patient studies or clinical experience may indicate that treatment with the CyberKnife system does not improve patient outcomes. Such results could slow the adoption of our products by physicians, significantly reduce our ability to achieve expected revenues and could prevent us from becoming profitable. In addition, if future results and experience indicate that our products cause unexpected or serious complications or other unforeseen negative effects, the FDA could rescind our clearances, our reputation with physicians, patients and others may suffer and we could be subject to significant legal liability.

The CyberKnife system has been in use for a limited period of time for uses outside the brain and the medical community has not yet developed a large quantity of peer-reviewed literature that supports safe and effective use in those locations in the body.

        The CyberKnife system was initially cleared by regulatory authorities for the treatment of tumors in the brain and neck. More recently, the CyberKnife system has been cleared to treat tumors anywhere in the body where radiation is indicated, and our future growth is dependent in large part on continued growth in full body use of the system. Currently, however, there are a limited number of peer-reviewed medical journal publications regarding the safety and efficacy of the CyberKnife system for treatment of tumors outside the brain or spine. If later studies show that the CyberKnife system is less effective or less safe with respect to particular types of solid tumors, use of the CyberKnife system could fail to increase or could decrease and our growth and operating results would therefore be harmed.

International sales of the CyberKnife system account for a significant portion of our revenue, which exposes us to risks inherent in international operations.

        We anticipate that a significant portion of our revenue will continue to be derived from sales of the CyberKnife system in foreign markets. This revenue and related operations will therefore continue to be subject to the risks associated with international operations, including:

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  economic or political instability;

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  shipping delays;

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  changes in foreign regulatory laws governing sales of medical devices;

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  difficulties in enforcing agreements with and collecting receivables from customers outside the United States;

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  longer payment cycles associated with many customers outside the United States;

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  adequate reimbursement for the CyberKnife procedure outside the United States;

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  failure of local laws to provide the same degree of protection against infringement of our intellectual property;

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  protectionist laws and business practices that favor local competitors; and

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  contractual provisions governed by foreign laws and various trade restrictions, including U.S. prohibitions and restrictions on exports of certain products and technologies to certain nations.

        In addition, future imposition of, or significant increases in, the level of customs duties, export quotas, regulatory restrictions or trade restrictions could materially harm our business. Currently, the majority of our international sales are denominated in U.S. dollars. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could require us to reduce our sales price or make our products less competitive in international markets. If we are unable to address these risks and challenges effectively, our international operations may not be successful and our business would be materially harmed.

We depend on third-party distributors to market and distribute the CyberKnife system in international markets. If our distributors fail to successfully market and distribute the CyberKnife system, our business will be materially harmed.

        We depend on a limited number of distributors in our international markets. These international distribution relationships are exclusive by geographic region. We cannot control the efforts and resources our third-party distributors will devote to marketing the CyberKnife system. Our distributors may not be able to successfully market and sell the CyberKnife system, may not devote sufficient time and resources to support the marketing and selling efforts and may not market the CyberKnife system at prices that will permit the product to develop, achieve or sustain market acceptance. If we or our distributors terminate our existing agreements, finding new distributors could be an expensive and time-consuming process and sales could decrease during and after any transition period. If we are unable to attract additional international distributors, our international revenue may not grow. If our distributors experience difficulties, do not actively market the CyberKnife system or do not otherwise perform under our distribution agreements, our potential for revenue from international markets may be dramatically reduced, and our business could be harmed. In certain cases our distributors are responsible for the service and support of our CyberKnife systems.

We have limited experience and capability in manufacturing and may encounter manufacturing problems or delays that could result in lost revenue.

        The CyberKnife system is complex, and requires the integration of a number of components from several sources of supply. We must manufacture and assemble these complex systems in commercial quantities in compliance with regulatory requirements and at an acceptable cost. We have a limited history of manufacturing commercial quantities of the CyberKnife system. In particular, we have recently begun manufacturing compact linacs as a component of the CyberKnife system. Our linac components are extremely complex devices and require significant expertise to manufacture, and as a result of our limited manufacturing experience we may have difficulty producing needed materials in a commercially viable manner. We may encounter difficulties in scaling up production of the CyberKnife system, including problems with quality control and assurance, component supply shortages, increased costs, shortages of qualified personnel and/or difficulties associated with compliance with local, state, federal and foreign regulatory requirements. If our manufacturing capacity does not keep pace with product demand, we will not be able to fulfill orders in a timely manner which in turn may have a negative effect on our financial results and overall business. Conversely, if demand for our products decreases, the fixed costs associated with excess manufacturing capacity may adversely affect our financial results.

        Our manufacturing processes and the manufacturing processes of our third-party suppliers are required to comply with the FDA's Quality System Regulation, or QSR. The QSR is a complex regulatory scheme that covers the methods and documentation of the design, testing, production processes, controls, manufacturing, labeling, quality assurance, packaging, storage and shipping of our products. We are also subject to state requirements and licenses applicable to manufacturers of medical devices. Because our manufacturing processes include diagnostic and therapeutic X-ray equipment and laser equipment, we are subject to the electronic product radiation control provisions of the Federal Food, Drug and Cosmetic Act, which requires that we file reports with the FDA, applicable states and our customers regarding the distribution, manufacturing and installation of these types of equipment. The FDA enforces the QSR and the electronic product radiation control provisions through periodic unannounced inspections. We have been, and anticipate in the future to be, subject to such inspections. Our failure or the failure of a third-party supplier to pass a QSR inspection or to comply with these and other applicable regulatory requirements could result in disruption of our operations and manufacturing delays. Our failure to take prompt and satisfactory corrective action in response to an adverse inspection or our failure to comply with applicable standards could result in enforcement actions, including a public warning letter, a shutdown of our manufacturing operations, a recall of our products, civil or criminal penalties, or other sanctions, which would cause our sales and business to suffer. We cannot assure you that the FDA or other governmental authorities would agree with our interpretation of applicable regulatory requirements or that we or our third-party suppliers have in all instances fully complied with all applicable requirements.

        If we cannot achieve the required level and quality of production, we may need to outsource production or rely on licensing and other arrangements with third parties who possess sufficient manufacturing facilities and capabilities in compliance with regulatory requirements. Even if we could outsource needed production or enter into licensing or other third party arrangements, this could reduce our gross margin and expose us to the risks inherent in relying on others. We also cannot assure you that our suppliers will deliver an adequate supply of required components on a timely basis or that they will adequately comply with the QSR. Failure to obtain these components on a timely basis would disrupt our manufacturing processes and increase our costs, which would harm our operating results.

We depend on key employees, the loss of whom would adversely affect our business. If we fail to attract and retain employees with the expertise required for our business, we cannot grow or achieve profitability.

        We are highly dependent on the members of our senior management, operations and research and development staff. Our future success will depend in part on our ability to retain these key employees and to identify, hire and retain additional personnel. Competition for qualified personnel in the medical device industry, particularly in northern California, is intense, and finding and retaining qualified personnel with experience in our industry is very difficult. We believe there are only a limited number of individuals with the requisite skills to serve in many of our key positions and we compete for key personnel with other medical equipment and software manufacturers and technology companies, as well as universities and research institutions. It is increasingly difficult to hire and retain these persons, and we may be unable to replace key persons if they leave or fill new positions requiring key persons with appropriate experience. A significant portion of our compensation to our key employees is in the form of stock option grants. A prolonged depression in our stock price could make it difficult for us to retain our employees and recruit additional qualified personnel. We do not maintain, and do not currently intend to obtain, key employee life insurance on any of our personnel. If we fail to hire and retain personnel in key positions, we may be unable to grow our business successfully.

If we do not effectively manage our growth, our business may be significantly harmed.

        The number of our employees increased from 194 as of June 30, 2005 to 364 as of September 30, 2006. In addition, we have significantly expanded our development and operational facilities, including our recent acquisition of a linac manufacturing facility and our new manufacturing site. In order to implement our business strategy, we expect continued growth in our employee and infrastructure requirements, particularly as we expand our manufacturing and sales and marketing capacities. To manage our growth, we must expand our facilities, augment our management, operational and financial systems, hire and train additional qualified personnel, scale-up our manufacturing capacity and expand our marketing and distribution capabilities. Our manufacturing, assembly and installation process is complex and occurs over many months, and we must effectively scale this entire process to satisfy customer expectations and changes in demand. We also expect to increase the number of sales and marketing personnel as we expand our business. Further, to accommodate our growth and compete effectively, we will be required to improve our information systems. We cannot be certain that our personnel, systems, procedures and internal controls will be adequate to support our future operations. If we cannot manage our growth effectively, our business will suffer.

Any failure in our physician training efforts could result in lower than expected product sales and potential liabilities.

        A critical component of our sales and marketing efforts is the training of a sufficient number of physicians to properly utilize the CyberKnife system. We rely on physicians to devote adequate time to learn to use our products. If physicians are not properly trained, they may misuse or ineffectively use our products. This may result in unsatisfactory patient outcomes, patient injury and related liability or negative publicity which could have an adverse effect on our product sales.

We will incur increased costs as a result of being a public company.

        As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and the NASDAQ Global Market, or NASDAQ, have required changes in corporate governance practices of public companies. In particular, as a public company we will be required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 regarding management assessment of internal controls. We will first become subject to Section 404 in connection with the audit of our consolidated financial statements for the fiscal year ending June 30, 2008, and we expect to incur substantial additional audit fees and costs for that year's audit as well as for future audits. We expect that being a public company in the current regulatory environment will increase our financial and legal compliance costs and will make some activities more time-consuming and costly. In addition, we will incur other costs associated with public company reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from executing our growth strategy.

        While we believe that our existing cash, short-term and long-term investments and the proceeds from this offering will be sufficient to meet our anticipated cash needs for at least the next 12 months, the timing and amount of our working capital and capital expenditure requirements may vary significantly depending on numerous factors, including:

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  market acceptance of our products;

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  the need to adapt to changing technologies and technical requirements;

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  the existence of opportunities for expansion; and

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  access to and availability of sufficient management, technical, marketing and financial personnel.

        If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity securities or debt securities or obtain other debt financing. The sale of additional equity securities or convertible debt securities would result in additional dilution to our stockholders. Additional debt would result in increased expenses and could result in covenants that would restrict our operations. We have not made arrangements to obtain additional financing, and there is no assurance that financing, if required, will be available in amounts or on terms acceptable to use, if at all.

We may attempt to acquire new businesses, products or technologies, and if we are unable to successfully complete these acquisitions or to integrate acquired businesses, products, technologies or employees, we may fail to realize expected benefits or harm our existing business.

        Our success will depend, in part, on our ability to expand our product offerings and grow our business in response to changing technologies, customer demands and competitive pressures. In some circumstances, we may determine to do so through the acquisition of complementary businesses, products or technologies rather than through internal development. The identification of suitable acquisition candidates can be difficult, time consuming and costly, and we may not be able to successfully complete identified acquisitions. Furthermore, even if we successfully complete an acquisition, we may not be able to successfully integrate newly acquired organizations, products or technologies into our operations, and the process of integration could be expensive, time consuming and may strain our resources. In addition, we may be unable to retain employees of acquired companies, or retain the acquired company's customers, suppliers, distributors or other partners who are our competitors or who have close relationships with our competitors. Consequently, we may not achieve anticipated benefits of the acquisitions which could harm our existing business. In addition, future acquisitions could result in potentially dilutive issuances of equity securities or the incurrence of debt, contingent liabilities or expenses, or other charges such as in-process research and development, any of which could harm our business and affect our financial results or cause a reduction in the price of our common stock.

Our operations are vulnerable to interruption or loss due to natural disasters, epidemics, terrorist acts and other events beyond our control, which would adversely affect our business.

        Our manufacturing facility is located in a single location in Sunnyvale, California. We do not maintain a backup manufacturing facility, so we depend on our current facility for the continued operation of our business. In addition, we conduct a significant portion of other activities including administration and data processing at facilities located in the State of California which has experienced major earthquakes in the past, as well as other natural disasters. We carry limited earthquake insurance for inventory only. Such coverage may not be adequate or continue to be available at commercially reasonable rates and terms. In the event of a major earthquake or other disaster affecting our facilities, it could significantly disrupt our operations, delay or prevent product manufacture and shipment for the time required to repair, rebuild or replace our manufacturing facilities, which could be lengthy, and result in large expenses to repair or replace the facilities. In addition, concerns about terrorism or an outbreak of epidemic diseases such as avian influenza or severe acute respiratory syndrome, or SARS, especially in our major markets of North America, Europe and Asia could have a negative effect on travel and our business operations, and result in adverse consequences on our revenues and financial performance.

Risks Related to this Offering

The price of our common stock may fluctuate significantly, which could lead to losses for stockholders.

        The trading prices of the stock of newly public companies can experience extreme price and volume fluctuations. These fluctuations often have been unrelated or out of proportion to the operating performance of these companies. We expect our stock price to be similarly volatile. These broad market fluctuations may continue and could harm our stock price. Any negative change in the public's perception of the prospects of companies that employ similar technology or sell into similar markets could also depress our stock price, regardless of our actual results.

        Factors affecting the trading price of our common stock will include:

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  regulatory developments related to manufacturing the CyberKnife system;

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  variations in our operating results;

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  changes in our operating results as a result of problems with our internal controls;

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  announcements of technological innovations, new services or service enhancements, strategic alliances or significant agreements by us or by our competitors;

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  recruitment or departure of key personnel;

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  changes in the estimates of our operating results or changes in recommendations by any securities analyst that elects to follow our common stock;

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  market conditions in our industry, the industries of our customers and the economy as a whole;

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  sales of large blocks of our common stock; and

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  changes in accounting principles or changes in interpretations of existing principles, which could affect our financial results.

Substantial sales of our common stock by our stockholders could depress our stock price regardless of our operating results.

        Sales of substantial amounts of our common stock in the public market after this offering could reduce the prevailing market prices for our common stock. Upon the closing of this offering, based on 41,980,524 shares outstanding as of September 30, 2006, we will have                 shares of common stock outstanding. Of these, all of the shares sold in this offering will be freely tradable without restriction or further registration. Substantially all of the 41,980,524 shares of our common stock held by existing stockholders are subject to lock-up agreements with the underwriters which prohibit the sale of such shares for 180 days after the date of this prospectus, subject to an extension of no more than 34 additional days. All of these shares will be eligible for resale upon the expiration of the lock-up period and in some cases subject to volume restrictions under Rule 144 and our right of repurchase.

Our directors, executive officers and major stockholders will own approximately      % of our outstanding common stock after this offering, which could limit your ability to influence the outcome of key transactions, including changes of control.

        After this offering, directors, executive officers, and current holders of 5% or more of our outstanding common stock, will, in the aggregate, own approximately       % of our outstanding common stock. As a result, a small number of stockholders will have voting control and would be able to control the election of directors and the approval of significant corporate transactions. This concentration of ownership may also delay, deter or prevent a change of control of our company and will make some transactions more difficult or impossible without the support of these stockholders.

We have implemented anti-takeover provisions that could discourage or prevent a takeover, even if an acquisition would be beneficial in the opinion of our stockholders.

        Provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire us, even if doing so would be beneficial in the opinion of our stockholders. These provisions include:

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  authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

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  establishing a classified board of directors, which could discourage a takeover attempt;

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  prohibiting cumulative voting in the election of directors, which would limit the ability of less than a majority of stockholders to elect director candidates;

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  limiting the ability of stockholders to call special meetings of stockholders;

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  prohibiting stockholder action by written consent and requiring that all stockholder actions be taken at a meeting of our stockholders; and

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  establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

        In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change of control of our company. Generally, Section 203 prohibits stockholders who, alone or together with their affiliates and associates, own more than 15% of the subject company from engaging in certain business combinations for a period of three years following the date that the stockholder became an interested stockholder of such subject company without approval of the board or 66 2/3% of the independent stockholders. The existence of these provisions could adversely affect the voting power of holders of common stock and limit the price that investors might be willing to pay in the future for shares of our common stock. See "Description of Capital Stock—Anti-Takeover Provisions—Certificate of Incorporation and Bylaws to be in Effect Upon the Completion of this Offering" included elsewhere in this prospectus.

An active trading market for our common stock may not develop.

        Prior to this offering, there has been no public market for our common stock. Although our common stock has been approved for quotation on NASDAQ, an active trading market for our shares may never develop or be sustained following this offering. Accordingly, you may not be able to sell your shares quickly or at the market price if trading in our stock is not active. The initial public offering price for our common stock was determined through negotiations between the underwriters and us. The initial public offering price may vary from the market price of our common stock after the closing of this offering. Investors may not be able to sell their common stock at or above the initial public offering price.

We have not paid dividends in the past and do not expect to pay dividends in the future.

        We have never declared or paid cash dividends on our capital stock. We currently intend to retain all future earnings for the operation and expansion of our business and, therefore, do not anticipate declaring or paying cash dividends in the foreseeable future. The payment of dividends will be at the discretion of our board of directors and will depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on payments of dividends present in our current and future debt agreements, and other factors our board of directors may deem relevant. We are subject to several covenants under our debt arrangements that place restrictions on our ability to pay dividends. If we do not pay dividends, a return on your investment will only occur if our stock price appreciates.

We have broad discretion to use the offering proceeds, and our investment of these proceeds may not yield a favorable, or any, return.

        The net majority of the proceeds of this offering are not allocated for specific uses. Additionally, we may decide to use proceeds that are currently anticipated for a specific use for a different purpose. Thus, our management has broad discretion over how these proceeds are used and could spend the proceeds in ways with which you may not agree. We cannot assure you that the proceeds will be invested in a way that yields a favorable, or any, return for us.

New investors in our common stock will experience immediate and substantial dilution.

        The initial public offering price will be substantially higher than the book value per share of our common stock. If you purchase common stock in this offering, you will incur dilution of $            in net tangible book value per share of common stock, based on an assumed initial public offering price of $                        per share. In addition, the number of shares available for issuance under our stock option and employee stock purchase plans may increase annually without further stockholder approval. Investors will incur additional dilution upon the exercise of stock options and warrants. See "Dilution."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. Forward-looking statements should not be read as guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

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  our ability to otherwise maintain FDA compliance, such as with QSR;

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  market acceptance of the CyberKnife system in the United States and abroad;

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  the impact of competition and technological change;

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  general economic and business conditions, both nationally and in our markets;

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  the timing of and change in necessary existing and future regulatory clearances that affect our business;

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  our relationships with our distributors;

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  our ability to maintain relationships with our key suppliers;

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  coverage and reimbursement policies of governmental and private third-party payors, including the Medicare and Medicaid programs; and

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  other risk factors included under "Risk Factors" in this prospectus.

        In addition, in this prospectus, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "predict," "potential" and similar expressions, as they relate to Accuray, our business and our management, are intended to identify forward-looking statements. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

        Forward-looking statements speak only as of the date the statements are made. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS

        We estimate that the net proceeds to us from the sale of the shares of common stock offered by us will be approximately $                        , or approximately $                        if the underwriters' over-allotment option is exercised in full, based on an assumed initial public offering price of $                        per share and after deducting underwriting discounts and commissions and estimated offering expenses. We will not receive any proceeds from the sale of shares to be offered by the selling stockholders.

        The principal purposes of this offering are to obtain additional capital and to create a public market for our common stock. Of the net proceeds we will receive from this offering, we expect to use approximately:

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  $50.0 million over the next two years for sales and marketing activities to support the ongoing commercialization of the CyberKnife system, including, but not limited to, expansion of our sales force, additional participation in trade shows and symposia, and expanding our international sales and service presence;

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  $40.0 million over the next two years for research and development activities, including support of hardware and software product development and clinical study initiatives; and

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  increased working capital and general corporate purposes.

        We may also use a portion of the net proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business. We have no present understandings, commitments or agreements to enter into any material acquisitions or investments. Pending these uses, we intend to invest the net proceeds of this offering in short-term, investment-grade interest-bearing securities or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

        We have never declared or paid and do not anticipate declaring or paying any cash dividends on our common stock in the near future. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

        The following table shows:

  •
  our capitalization as of September 30, 2006;

  •
  our capitalization as of September 30, 2006, on a pro forma basis, giving effect to the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 25,186,285 shares of common stock and the exercise of a warrant to purchase 525,000 shares of common stock at an exercise price of $1.00 per share, immediately prior to the closing of this offering as if such conversions and exercise had occurred on September 30, 2006; and

  •
  our capitalization as of September 30, 2006, on a pro forma as adjusted basis, giving effect to the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 25,186,285 shares of common stock and the exercise of a warrant to purchase 525,000 shares of common stock at an exercise price of $1.00 per share, immediately prior to the closing of this offering as if such conversions and exercise had occurred on September 30, 2006, and the sale by us of                        shares of common stock in this offering, at an initial public offering price of $                        per share, after deducting underwriting discounts and commissions and estimated offering expenses.

	As of September 30, 2006
	Actual	Pro forma	Pro forma as adjusted
	(unaudited)	(unaudited)	(unaudited)
	(in thousands, except share data)
Redeemable convertible preferred stock, no par value, 30,000,000 shares authorized, 17,419,331 shares issued and outstanding, $41,440 liquidation preference, actual; preferred stock, par value $0.001 per share, 5,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	$27,504	$—	$
Stockholders' equity (deficiency): Common stock, no par value, 70,000,000 shares authorized; 16,269,239 shares issued and outstanding, actual; 100,000,000 shares authorized, par value $0.001 per share, 41,980,524 shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	13,322	42
Additional paid-in capital	28,090	69,399
Notes receivable from stockholders	(206)	(206)
Accumulated deficit	(118,683)	(118,683)

Stockholders' equity (deficiency)	(77,477)	(49,448)

Total capitalization	$(49,973)	$(49,448)	$

        The outstanding share information set forth above is as of September 30, 2006, and excludes:

  •
  11,697,454 shares of common stock issuable upon the exercise of outstanding options, at a weighted average exercise price of approximately $2.62 per share;

  •
  1,332,974 shares of common stock reserved for issuance under our 1998 Equity Incentive Plan; and

  •
  shares to be available for issuance under our 2007 Equity Incentive Plan and our Employee Stock Purchase Plan.

DILUTION

        If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. As of September 30, 2006, our pro forma net tangible book value deficiency is approximately $55.3 million, or $1.32 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by shares of common stock outstanding after giving effect to (1) the conversion of all outstanding shares of our preferred stock into an aggregate of 25,186,285 shares of common stock and (2) the exercise of a warrant to purchase 525,000 shares of common stock at an exercise price of $1.00 per share, immediately prior to the closing of this offering.

        Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by buyers of shares of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately following this offering.

        After giving effect to the receipt of the net proceeds from our sale of shares of common stock in this offering at an assumed initial public offering price of $                        per share and after expenses, our pro forma net tangible book value as of September 30, 2006, would have been approximately $                        million, or $                        per share of common stock. This represents an immediate increase in pro forma net tangible book value of $                        per share to existing stockholders and an immediate dilution of $                        per share to new investors purchasing shares at the initial public offering price. The following table illustrates the per share dilution:

Assumed initial public offering price		$
Pro forma net tangible book value as of September 30, 2006	$(1.32)
Increase in pro forma net tangible book value attributable to new investors as of September 30, 2006

Pro forma net tangible book value as of September 30, 2006, as adjusted to give effect to this offering

Dilution to new investors		$

        The following table shows, on the pro forma basis described above, the difference between existing stockholders and new investors in this offering with respect to the number of shares of common stock purchased from us, the total consideration paid and the average price paid per share, before deducting underwriting discounts and commissions and estimated offering expenses.

	Shares purchased		Total consideration
Average price per share
	Number	Percent	Amount	Percent
(in thousands)
Existing stockholders		%	$	%	$
New investors

Total		100.0%		$100.0%	$

        The outstanding share information set forth above is as of September 30, 2006, and excludes:

  •
  11,697,454 shares of common stock issuable upon the exercise of outstanding options, at a weighted average exercise price of approximately $2.62 per share;

  •
  1,332,974 shares of common stock reserved for issuance under our 1998 Equity Incentive Plan; and

  •
  shares to be available for issuance under our 2007 Equity Incentive Plan and our Employee Stock Purchase Plan.

        To the extent that any outstanding options are exercised, new investors will experience further dilution.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated financial data should be read in conjunction with, and are qualified by reference to, our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The consolidated statements of operations for the years ended June 30, 2004, 2005 and 2006, and the consolidated balance sheet data at June 30, 2005 and 2006, are derived from, and are qualified by reference to, the consolidated financial statements that have been audited by our independent registered public accounting firm, which are included elsewhere in this prospectus. The consolidated statements of operations data for the years ended June 30, 2002 and 2003 and the consolidated balance sheet data at June 30, 2002, 2003 and 2004 are derived from our audited consolidated financial statements not included in this prospectus. We derived the summary consolidated statements of operations data for the quarters ended September 30, 2005 and 2006 and the summary consolidated balance sheet as of September 30, 2006 from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated finanical statements include, in the opinion of management, all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the financial data set forth in those statements. The historical results presented below are not necessarily indicative of future results.

	Years Ended June 30,					Three Months Ended September 30,
	2002	2003	2004	2005	2006	2005	2006
						(unaudited)
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Total net revenue	$19,354	$2,710	$19,569	$22,377	$52,897	$3,871	$32,771
Total cost of revenue(1)	11,721	3,027	8,496	11,115	27,492	2,027	13,468

Gross profit	7,633	(317)	11,073	11,262	25,405	1,844	19,303
Operating expenses:
Selling and marketing(1)	5,053	6,710	10,647	16,361	25,186	4,716	7,530
Research and development(1)	5,223	5,844	7,311	11,655	17,788	4,544	6,182
General and administrative(1)	2,755	3,015	4,672	8,129	15,923	2,782	4,619

Total operating expenses	13,031	15,569	22,630	36,145	58,897	12,042	18,331

Income (loss) from operations	(5,398)	(15,886)	(11,557)	(24,883)	(33,492)	(10,198)	972
Interest and other income (expense), net	(399)	46	(136)	(238)	56	(6)	207

Income (loss) before provision for income taxes and cumulative effect of change in accounting principle	(5,797)	(15,840)	(11,693)	(25,121)	(33,436)	(10,204)	1,179
Provision for income taxes	—	—	3	68	258	6	59

Income (loss) before cumulative effect of change in accounting principle	(5,797)	(15,840)	(11,696)	(25,189)	(33,694)	(10,210)	1,120
Cumulative effect of change in accounting principle, net of tax	—	—	—	—	—	—	838

Net income (loss)	(5,797)	(15,840)	(11,696)	(25,189)	(33,694)	(10,210)	1,958
Deemed dividend(2)	(6,961)	(339)	—	—	—	—	—

Net income (loss) attributable to common stockholders	$(12,758)	$(16,179)	$(11,696)	$(25,189)	$(33,694)	$(10,210)	$1.958

Net income (loss) per common share:
Basic
Income (loss) before cumulative effect of change in accounting principle	$(1.21)	$(1.53)	$(1.00)	$(1.76)	$(2.11)	$(0.65)	$0.03
Cumulative effect of change in accounting principle	—	—	—	—	—	—	0.02

Basic net income (loss) per share	$(1.21)	$(1.53)	$(1.00)	$(1.76)	$(2.11)	$(0.65)	$0.05

Diluted
Income (loss) before cumulative effect of change in accounting principle	$(1.21)	$(1.53)	$(1.00)	$(1.76)	$(2.11)	$(0.65)	$0.02
Cumulative effect of change in accounting principle	—	—	—	—	—	—	0.02

Diluted net income (loss) per share	$(1.21)	$(1.53)	$(1.00)	$(1.76)	$(2.11)	$(0.65)	$0.04

Weighted average common shares outstanding used in computing net loss per share:
Basic	10,563	10,608	11,737	14,283	15,997	15,821	41,445
Diluted	10,563	10,608	11,737	14,283	15,997	15,821	49,851
Pro forma net income (loss) per share, (unaudited)(2):
Basic
Income (loss) before cumulative effect of change in accounting principle					$(0.81)		$0.03
Cumulative effect of change in accounting principle					—		0.02

Basic net income (loss) per share					$(0.81)		$0.05

Diluted
Income (loss) before cumulative effect of change in accounting principle					$(0.81)		$0.02
Cumulative effect of change in accounting principle					—		0.02

Diluted net income (loss) per share					$(0.81)		$0.04

Pro forma weighted average common shares outstanding (unaudited)(2)
Basic					41,709		41,970
Diluted					41,709		49,890

(1)
Includes stock-based compensation expense as follows:

	Years Ended June 30,					Three Months Ended September 30,
	2002	2003	2004	2005	2006	2005	2006
						(unaudited)
	(in thousands)
Cost of revenue	$132	$71	$190	$454	$863	$153	$217
Selling and marketing	96	453	826	1,903	2,569	529	649
Research and development	200	319	648	1,157	1,574	372	449
General and administrative	400	451	785	2,812	3,237	843	897
(2)
In accordance with EITF Issue No. 98-5, "Accounting for Convertible Securities With Beneficial Conversion Features or Contingently Adjustable Conversion Features" and EITF Issue No. 00-27, "Application of EITF Issue No. 98-5 to Certain Convertible Instruments," we recognized deemed dividends as related to the contingent beneficial conversion features of our preferred stock.

(3)
See note 2 to our consolidated financial statements for a description of the method used in calculating our pro forma net loss per share (unaudited), basic and diluted and pro forma weighted average common shares outstanding (unaudited).

	Years Ended June 30,
				Three Months Ended September 30, 2006
	2004	2005	2006
				(unaudited)
Selected Operating Data:
Number of CyberKnife systems installed per year
United States	7	14	22	3
International	9	10	6	3

Total	16	24	28	6

Net cash provided by (used in) operating activities (in thousands)	$4,906	$18,015	$25,505	$(2,098)
	As of June 30,					As of September 30,
	2002	2003	2004	2005	2006	2006
						(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,063	$6,676	$9,722	$17,024	$27,856	$24,910
Deferred cost of revenue	—	10,987	22,443	36,476	56,588	54,049
Total assets	11,925	32,347	52,443	86,860	138,623	143,522
Short-term debt	—	277	817	2,893	—	—
Long-term debt, net of current portion	—	1,151	—	—	—	—
Deferred revenue	1,287	25,703	47,953	89,975	149,664	145,175
Working capital (deficit)	1,428	489	(163)	2,181	(3,783)	2,980
Redeemable convertible preferred stock	22,332	27,504	27,504	27,504	27,504	27,504
Stockholders' equity (deficiency)	(23,632)	(33,048)	(38,861)	(56,172)	(80,855)	(77,477)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion of our consolidated financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in "Risk Factors."

Overview

        We have developed the first and only commercially available intelligent robotic radiosurgery system, the CyberKnife system, designed to treat solid tumors anywhere in the body as an alternative to traditional surgery. The CyberKnife system combines continuous image-guidance technology with a compact linear accelerator that has the ability to move in three dimensions according to the treatment plan. Our image-guidance technology continuously acquires images to track a tumor's location and transmits any position corrections to the robotic arm prior to delivery of each dose of radiation. Our compact linear accelerator, or linac, is a compact radiation treatment device that uses microwaves to accelerate electrons to create high-energy x-ray beams to destroy the tumor. This combination, which we refer to as intelligent robotics, extends the benefits of radiosurgery to the treatment of tumors anywhere in the body. The CyberKnife system autonomously tracks, detects and corrects for tumor and patient movement in real-time during the procedure, enabling delivery of precise, high dose radiation typically with sub-millimeter accuracy. The CyberKnife procedure requires no anesthesia, can be performed on an outpatient basis and allows for the treatment of patients that otherwise would not have been treated with radiation or who may not have been good candidates for surgery. In addition, the CyberKnife procedure avoids many of the potential risks and complications that are associated with other treatment options and is more cost effective than traditional surgery.

        In July 1999, we obtained 510(k) clearance from the FDA to market the CyberKnife system for the treatment of tumors and certain other conditions in the head, neck and upper spine. In August 2001, we received FDA clearance for the treatment of tumors anywhere in the body where radiation treatment is indicated. In September 2002, we received a CE mark for the sale of the CyberKnife system in Europe. The CyberKnife system has also been approved for various indications in Japan, Korea, Taiwan, China and other countries. We estimate that over 20,000 patients worldwide have been treated with the CyberKnife system since its commercial introduction.

        In the United States, we sell to customers, including hospitals and stand-alone treatment facilities, directly through our sales organization, which as of September 30, 2006 included 19 sales personnel. Outside the United States, we sell to customers in over 30 countries directly and through distributors. We have sales and service offices in Paris, France and Hong Kong, China.

        Our CyberKnife systems are either sold to our customers or placed with our customers pursuant to our shared ownership programs. As of September 30, 2006, we had 83 CyberKnife systems installed at customer sites, including 73 sold and 10 pursuant to shared ownership programs and 78 pending installation, including 66 sold and 12 pursuant to shared ownership programs. Of the 73 systems sold and installed, 42 are in the United States, 24 are in Asia and 7 are in Europe. Of the 66 sold and pending installation, 35 are in the United States, 25 are in Asia and 6 are in Europe. Under the shared ownership program, we retain title to the CyberKnife system while the customer has use of the system. Our shared ownership contracts generally require a minimum monthly payment from the customer, and we may earn additional revenue through the use of the system at the site. Generally, minimum monthly payments are equivalent to the revenue generated from treating three to four patients per month, and any revenue received from additional patients is shared between us and the customer. As of

September 30, 2006, we had 22 shared ownership programs, of which 10 are installed and 12 are pending installation. We expect to continue to offer shared ownership programs to new customers and believe the number of installed units pursuant to and revenue from our shared ownership programs to increase in future periods, but to decrease as a percentage of total revenue as we recognize revenue from CyberKnife systems sold to customers. Our legacy shared ownership program was known as the placement program.

        We manufacture and assemble our CyberKnife systems at our manufacturing facility in Sunnyvale, California. We purchase major components, including the robotic manipulator, treatment table or robotic couch, magnetron, which creates the microwaves for use in the linear accelerator, imaging cameras and computers, from outside suppliers, some of which are single source. Our reliance on single source suppliers could harm our ability to meet demand for our products in a timely and cost effective manner. However, in most cases, if a supplier were unable to deliver these components, we believe that we would be able to find other sources for these components subject to any regulatory qualifications, if required. We manufacture certain other electronic and electrical subsystems, including the linear accelerator. We then assemble and integrate these components with our proprietary software and perform testing prior to shipment to customer sites.

        We generate revenue by selling the CyberKnife system and by providing ongoing services and upgrades to customers following installation of the CyberKnife system. The current list price for the CyberKnife system is approximately $4.1 million, which includes installation, initial training and a one-year warranty. We also offer optional hardware and software, technical enhancements and upgrades to the CyberKnife system, as part of our multiyear service plans. Currently, our most comprehensive service plan is our Diamond Elite multiyear service plan, or Diamond plan. Under our Diamond plan, customers are eligible to receive up to two upgrades per year, when and if available. The Diamond plan has a list price of $460,000 per year, and provides for annual renewal for four years including the one-year warranty period. The customer may cancel the service plan at any time. As of September 30, 2006, 59 of our customers had purchased service plans. Prior to introducing our Diamond plan, we offered legacy service plans, some of which continue to have future upgrade obligations. In these cases, we will recognize revenue, including Cyberknife product revenue, only when all upgrade obligations are satisfied.

        The CyberKnife procedure is currently covered and reimbursed by Medicare and other governmental and non-governmental third-party payors. Medicare coverage currently exists in the hospital outpatient setting and in the free-standing clinic setting. For 2007, the Centers for Medicare and Medicaid Services, or CMS, the federal agency responsible for administering the Medicare program, has issued a final rule that will result in a downward adjustment to the reimbursement rates for treatments using our technology in the hospital outpatient setting. For the 2007 calendar year, under the finalized Medicare payment rules, the national payment rate for procedures billed using Medicare billing codes for treatments using the CyberKnife system will be $3,896 for the first treatment and $2,645 for each treatment thereafter, up to a maximum of five treatments, which is an approximately 25 to 29 percent reduction as compared to 2006 payment rates. The implementation of this reimbursement reduction did not have a material impact on our consolidated financial position or results of operations for the quarter ended September 30, 2006. We believe that the implementation of this reimbursement reduction could impact purchasing decisions by physicians, hospitals and other healthcare providers and may reduce revenue generated through our shared ownership programs.

        Our total net revenue was $19.6 million, $22.4 million and $52.9 million during the years ended June 30, 2004, 2005 and 2006, respectively, and $32.8 million during the quarter ended September 30, 2006. Our net income (loss) was $(11.7) million, $(25.2) million and $(33.7) million during the years ended June 30, 2004, 2005 and 2006, respectively, and $2.0 million during the quarter ended September 30, 2006. Our net cash provided by (used in) operating activities was $4.9 million, $18.0 million and $25.5 million during the years ended June 30, 2004, 2005 and 2006, respectively, and

$(2.1) million during the quarter ended September 30, 2006. As of September 30, 2006, our backlog was approximately $330.2 million.

        Our future success will depend in large part on our ability to establish and maintain a competitive position in the market. To compete successfully, we will need to continue to demonstrate the advantages of our products and technologies over alternative procedures, products and technologies, and convince physicians and other healthcare decision makers of the advantages of our products and technologies. Our business and sales and installation cycle does not immediately create recognizable revenue. As such, we must invest in sales and marketing activities 12 to 18 months prior to realizing the revenue from those activities. Our ability to achieve and maintain long-term profitability is largely dependent on our ability to successfully market and sell the CyberKnife system and to control our costs and effectively manage our growth.

Material Weaknesses in Internal Controls

        In connection with the audit of our consolidated financial statements for the years ended June 30, 2004, 2005 and 2006, our independent registered public accounting firm identified material weaknesses and significant deficiencies in our internal controls over financial reporting. These weaknesses and deficiencies relate to a lack of segregation of duties and the misapplication of accounting policies, including policies related to revenue recognition and stock-based compensation.

        Our efforts to remediate these material weaknesses in our internal controls over financial reporting consist of the following corrective actions: (i) hiring and training additional, qualified finance and accounting personnel; and (ii) strengthening our processes and procedures related to complex revenue recognition and equity transactions. However, even after these corrective actions are implemented, the effectiveness of our controls and procedures may be limited by a variety of risks.

        Although we have taken measures to remediate the material weaknesses as well as the other significant deficiencies and control deficiencies, we cannot assure you that we have identified all, or that we will not in the future have additional material weaknesses, significant deficiencies and control deficiencies.

Financial Operations

Sales and Installation Cycle

        The CyberKnife system has a relatively long sales and installation cycle because it is a major capital item and requires the approval of senior management at purchasing institutions. The typical sales and installation cycle is 12 to 18 months in duration and involves multiple steps, which may include pre-selling activity, execution of a letter of intent, or LOI, execution of contracts for the purchase or acquisition of the CyberKnife system and multiyear service plans, and installation of the CyberKnife system. Prior to installation, a purchasing institution must typically obtain a radiation device installation permit, and in some cases, a certificate of need, both of which must be granted by state and local government bodies. In addition, the purchasing institution must build a radiation shielded facility or upgrade an existing facility to house the CyberKnife system. On average it takes three months from the signing of an LOI to the execution of a contract. We typically receive a $450,000 deposit at the time the CyberKnife system purchase contract is executed, and the remaining balance for the purchase of the CyberKnife system upon installation. The customer also typically signs a service plan contract at the time of signing a CyberKnife system purchase contract.

        Upon installation, we recognize the CyberKnife system purchase price minus the fair value of one year of service. We recognize the fair value of the first year of service as revenue pro rata over the twelve months following installation. In addition, if the customer has purchased our Diamond plan and assuming annual renewals, we would receive the $460,000 payment at the beginning of the second, third and fourth years of the multiyear service plan and recognize the revenue pro rata over each year.

Legacy Service Plans

        Prior to introducing our Diamond plan, we offered a Platinum Elite multiyear service plan, or Platinum plan. These legacy service plans are structured so that we have an obligation to deliver two upgrades per year over the course of the multiyear service plan. If we fail to deliver the upgrades, our customers are entitled to receive refunds of up to $200,000. We no longer offer these legacy service plans to new customers.

        The Platinum plan obligates us to deliver two upgrades per year during the term of the contract. We have not yet established fair value for those future obligations; hence, generally accepted accounting principles in the United States, or GAAP, requires that we cannot begin to recognize any of the revenue derived from the sale of the CyberKnife system or the associated service plans until those obligations have been fulfilled. Therefore, the payments made by our customers who have our legacy Platinum plan are categorized as deferred revenue and will be recognized as revenue when we fulfill all obligations to deliver upgrades. Once we fulfill all upgrade obligations with respect to a specific Platinum plan, we will ratably recognize the revenue from the purchase of the CyberKnife system and the Platinum plan over the remaining life of the contract.

Warranty

        All customers purchasing a CyberKnife system receive a one-year warranty. In the event that a customer does not purchase a multiyear service plan, we recognize the CyberKnife system purchase price minus the fair value of one year of support upon installation. We recognize the value of one year of support pro rata over the twelve months following installation. If the customer does purchase a multiyear service plan, the revenue recognition is as described above.

Shared Ownership Programs Revenue

        As of September 30, 2006, our shared ownership programs involved U.S. sites only. Revenue from our shared ownership programs that is based on a minimum monthly payment is recognized monthly. Revenue in excess of the monthly minimum is recognized upon our receipt of a usage report from our customer. We recognized revenue from shared ownership programs of $4.8 million, $8.1 million and $8.1 million for the years ended June 30, 2004, 2005, and 2006, respectively. We recognized revenue from shared ownership programs of $2.2 million for the quarter ended September 30, 2006. In limited cases, we received nonrefundable upfront payments from shared ownership program customers which are treated as deferred revenue and recognized over the term of the contract.

        The CyberKnife system shared ownership units are recorded within property, plant and equipment and are depreciated over their estimated life of ten years. Depreciation and warranty expense attributable to shared ownership units are recorded within product costs of revenue as they are incurred.

Japan Customized Service Revenue

        In May and December 2003, we entered into separate contractual arrangements to deliver customized services to our distributor in Japan for 22 CyberKnife systems previously sold. These customized services consist of two upgrade levels and are being delivered over an extended period concurrent with the distributor's efforts to coordinate delivery with their end user customers. Once the obligations under the upgrade programs for these 22 systems are complete, we do not plan to offer this customized service program and will instead be offering our standard multiyear service plans.

International Sales Revenue

        For international sales, we recognize revenue once we have met all of our obligations associated with the purchase agreement, other than for undelivered service elements for which we have vendor specific objective evidence, or VSOE, of fair value. In most cases, this occurs after the distributor has shipped the unit to the end user, assuming all other obligations have been satisfied. Payments are sometimes secured through letters of credit. In situations where we are directly responsible for installation, we recognize revenue once we have installed the CyberKnife system and have confirmed performance against specification.

        In November 2005, we introduced the Ruby multiyear service plan, or Ruby plan, for international customers. Under the Ruby plan, customers are eligible to receive software only upgrades when and if available. We expect to recognize revenue for Ruby plans in a manner similar to revenue recognition under our Diamond plans.

        In situations with legacy plans where we have future obligations related to software upgrades that are subject to potential refunds, we defer revenue from the sale and service of the CyberKnife system until the final upgrade has been delivered and accepted. After we have delivered all upgrades associated with a service plan and thus eliminated any contractual right to a refund, we ratably recognize the revenue from the sale of the CyberKnife system and the plan over the remaining life of the contract or until we have VSOE of the fair value of remaining undelivered elements. Net revenue from international customers was $6.7 million, $8.1 million and $12.1 million for the years ended June 30, 2004, 2005 and 2006, respectively, and $11.3 million for the quarter ended September 30, 2006.

Backlog

        We define backlog as the sum of the following two components: deferred revenue and future payments that our customers are contractually committed to make, but which we have not yet received. Backlog includes contractual commitments from CyberKnife system purchase agreements, service plans and minimum payment requirements associated with our shared ownership programs.

        As of September 30, 2006, our backlog was approximately $330.2 million, which includes $145.2 million of deferred revenue and $185.0 million of contractually committed future payments from customers. Of the total backlog, $204.8 million represents CyberKnife system sales, and $125.4 million represents revenue through service plans and shared ownership programs. We anticipate that this backlog will be recognized over the next five years as installations occur, upgrades are delivered and services are provided. Although backlog includes contractual commitments from our customers, we may be unable to convert all of this backlog into recognized revenue due to factors outside our control.

Results of Operations

Overview

        Our results of operations are divided into the following components:

        Net revenue.    Our net revenue consists primarily of product revenue (revenue derived from the sale of CyberKnife systems), shared ownership programs revenue (revenue generated from shared ownership programs), services revenue (revenue generated from sales of upgrades, customized services and multiyear service plans) and other revenue (revenue from the sale of linacs for other uses).

        Cost of revenue.    Cost of revenue consists primarily of material, labor and overhead costs. In future periods we expect cost of revenue to decrease as a percentage of total net revenue due to improved absorption of manufacturing overhead costs associated with increased production volumes, improved efficiencies for supplies and materials and improved labor and manufacturing efficiencies.

        Selling and marketing expenses.    Selling and marketing expenses consist primarily of costs for personnel and costs associated with participation in medical conferences, physician symposia, and promotional activities. In future periods, we expect selling and marketing expenses to grow in absolute terms as we increase headcount and further increase participation in trade shows and symposia and invest in other marketing and promotional activities, but to continue to decrease as a percentage of total net revenue as we leverage our existing infrastructure and realize economies of scale.

        Research and development expenses.    Research and development expenses consist primarily of activities associated with our product development, regulatory, and clinical organizations. In future periods, we expect research and development expenses to grow in absolute terms as we increase headcount and development activities, but to decrease as a percentage of total net revenue as we leverage our existing infrastructure and realize economies of scale.

        General and administrative expenses.    General and administrative expenses consist primarily of compensation and related costs for finance and human resources, and expenses related to accounting, legal and other consulting fees. In future periods, we expect general and administrative expenses to grow in absolute terms as we become subject to the reporting requirements of a public company and incur additional costs related to the overall growth of our business, but to decrease as a percentage of total net revenue as we leverage our existing infrastructure and realize economies of scale.

        Interest and other income.    Interest and other income consists primarily of interest earned on our cash and cash equivalents.

        Interest and other expense.    Interest and other expense consists primarily of interest expense related to advance payments received in relation to our shared ownership program.

Deferred Revenue—Legacy Multiyear Service Plans

        We are required to defer all of the revenue associated with our legacy multiyear service plans, including our Platinum and Gold service plans, until we have satisfied all of the specified obligations related to the delivery of upgrades to the CyberKnife system during the life of the service plan. This includes deferring the cash received for the purchase of the CyberKnife system and multiyear service plans until we have delivered all upgrades for which the customer is eligible to receive. Once we have satisfied obligations for delivery of upgrades under the plans, we recognize revenue pro rata over the remaining life of the service plan. We have not offered these legacy multiyear service plans to new customers since we introduced our Diamond plan in October 2005, but continue to service 45 legacy plans as of September 30, 2006. Therefore, our deferred revenue has been higher in certain periods where we have installed more units with legacy contracts, and it will be higher in the short term until we can satisfy the contractual obligations and recognize the revenue associated with those installed units. This has led to significant fluctuations in total net revenue in historical periods. Consequently, our operating expenses as a percentage of total net revenue are relatively higher, when compared to companies at a similar stage of commercialization, in the periods where we have had a higher mix of deferred revenue and thus lower total net revenue. In future periods, we expect operating expenses as a percentage of total net revenue to decline.

Three Months Ended September 30, 2005 Compared to Three Months Ended September 30, 2006

        Net revenue.    Total net revenue increased from $3.9 million for the quarter ended September 30, 2005 to $32.8 million for the quarter ended September 30, 2006. Product revenue increased from $468,000 for the quarter ended September 30, 2005 to $26.8 million for the quarter ended

September 30, 2006, primarily attributable to an increase in the number of CyberKnife system units shipped and installed and a change in the mix of service plans. In the quarter ended September 30, 2005, eight CyberKnife system units were installed, including seven units sold and one unit attributable to our shared ownership programs, compared to six units installed and sold in the quarter ended September 30, 2006. In accordance with our revenue recognition policy and reflecting the terms of our service plans, we recognized revenue from the sale of none and six CyberKnife systems in the quarters ended September 30, 2005 and 2006, respectively. Shared ownership revenue increased from $1.7 million for the quarter ended September 30, 2005 to $2.2 million for the quarter ended September 30, 2006, primarily due to an increase in the number of shared ownership sites and an increase in patient treatment volume at the existing sites. Service revenue increased from $1.0 million for the quarter ended September 30, 2005 to $3.0 million for the quarter ended September 30, 2006, primarily attributable to an increase in the number of customer sites under a service plan. Revenue from upgrades and sales of linacs, classified as "Other revenue" in our consolidated statements of operations, increased from $722,000 for the quarter ended September 30, 2005 to $809,000 for the quarter ended September 30, 2006.

        Cost of revenue.    Total cost of revenue increased from $2.0 million for the quarter ended September 30, 2005 to $13.5 million for the quarter ended September 30, 2006. The increase was primarily attributable to an increase in the number of CyberKnife systems installed and recognized as revenue during the first quarter of fiscal 2007 compared to the first quarter of fiscal 2006, as well as an increase of $64,000 in stock-based compensation expense. As a percentage of total net revenue, total cost of revenue was 52.4% and 41.1% for the quarters ended September 30, 2005 and 2006, respectively. The decrease in total cost of revenue as a percentage of total net revenue was a result of improved absorption of manufacturing overhead costs associated with increased production volumes of CyberKnife systems and the significant increase in product revenue, which typically has a lower cost of revenue than other revenue streams.

        Selling and marketing expenses.    Selling and marketing expenses increased from $4.7 million for the quarter ended September 30, 2005 to $7.5 million for the quarter ended September 30, 2006. The increase was primarily attributable to an increase of $1.1 million in salary and related costs largely due to increased headcount, an increase of $441,000 in marketing and promotional activities, an increase of $601,000 in travel and related expenses, and an increase of $628,000 in consulting expenses. As a percentage of total net revenue, selling and marketing expenses decreased from 121.8% for the quarter ended September 30, 2005 to 23.0% for the quarter ended September 30, 2006.

        Research and development expenses.    Research and development expenses increased from $4.5 million for the quarter ended September 30, 2005 to $6.2 million for the quarter ended September 30, 2006. The increase was primarily attributable to an increase of $1.1 million in salary and related costs largely due to increased headcount, an increase of $657,000 in purchases of non-inventory materials and an increase of $130,000 in travel and related expenses. Offsetting these increases was a decrease in consulting services of $1.0 million. As a percentage of total net revenue, research and development expenses decreased from 117.4% for the quarter ended September 30, 2005 to 18.9% for the quarter ended September 30, 2006.

        General and administrative expenses.    General and administrative expenses increased from $2.8 million for the quarter ended September 30, 2005 to $4.6 million for the quarter ended September 30, 2006. The increase was primarily attributable to an increase of $1.0 million in salary and related costs largely due to increased headcount, an increase of $402,000 in legal and accounting fees, and an increase of $237,000 in other consulting fees. As a percentage of total net revenue, general and administrative expenses decreased from 71.9% for the quarter ended September 30, 2005 to 14.1% for the quarter ended September 30, 2006.

        Interest and other income.    Interest and other income increased from $114,000 for the quarter ended September 30, 2005 to $269,000 for the quarter ended September 30, 2006. The increase was primarily due to larger cash balances kept in interest bearing accounts.

        Interest and other expense.    Interest and other expense decreased from $120,000 for the quarter ended September 30, 2005 to $62,000 for the quarter ended September 30, 2006. The decrease was primarily attributable to a decrease in interest expense on advanced payments received from third party financing arrangements in connection with our shared ownership programs.

        Cumulative effect of change in accounting principle.    For the quarter ended September 30, 2006, we recorded a cumulative effect of a change in accounting principle of $838,000 related to our adoption effective July 1, 2006, of Statement of Financial Accounting Standards No. 123R, Share-Based Payment, an amendment of FASB Statements Nos. 123 and 95, or SFAS 123R, related to our accounting for stock-based compensation. We had previously accounted for our stock-based compensation expense in accordance with Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, or SFAS 123, which permitted us to either estimate forfeitures in determining our stock-based compensation expense or to adjust the expense at the time forfeitures occurred. SFAS 123R requires that we estimate forfeitures. Since we had previously adjusted our stock-based compensation expense at the time forfeitures occurred, we have included in our consolidated statement of operations for the quarter ended September 30, 2006 a cumulative effect of a change in accounting principle for the adjustment to reflect forfeitures related to compensation expense recorded in prior periods.

Year Ended June 30, 2005 Compared to Year Ended June 30, 2006

        Net revenue.    Total net revenue increased from $22.4 million for the year ended June 30, 2005 to $52.9 million for the year ended June 30, 2006. Product revenue increased from $9.6 million for the year ended June 30, 2005 to $36.1 million for the year ended June 30, 2006, primarily attributable to an increase from fiscal 2005 to 2006 in the number of CyberKnife system units shipped and installed and a change in the mix of service plans. In the year ended June 30, 2005, 24 CyberKnife system units were installed, including 21 units sold and 3 units attributable to our shared ownership programs. In the year ended June 30, 2006, 28 were installed, including 25 that were sold, and 3 that were attributable to our shared ownership programs. Pursuant to our service plans, we recognized revenue from the sale of 2 and 11 CyberKnife systems in fiscal 2005 and 2006, respectively. Service revenue increased from $3.1 million for the year ended June 30, 2005 to $4.8 million for the year ended June 30, 2006, primarily attributable to an increase in the number of customer sites under a service plan. Other revenue increased from $1.6 million for the year ended June 30, 2005 to $3.8 million for the year ended June 30, 2006.

        Cost of revenue.    Total cost of revenue increased from $11.1 million for the year ended June 30, 2005 to $27.5 million for the year ended June 30, 2006. The increase was primarily attributable to an increase in CyberKnife systems installed and recognized as revenue during fiscal 2006 compared to fiscal 2005, as well as an increase of $409,000 in stock-based compensation expense. As a percentage of total net revenue, total cost of revenue was 49.7% and 52.0% for the year ended June 30, 2005 and 2006, respectively. The increase in total cost of revenue as a percentage of total net revenue was a result of costs associated with introducing our latest generation CyberKnife system.

        Selling and marketing expenses.    Selling and marketing expenses increased from $16.4 million for the year ended June 30, 2005 to $25.2 million for the year ended June 30, 2006. The increase was primarily attributable to an increase of $3.0 million in salary and related costs largely due to increased headcount, an increase of $1.4 million in travel and related expenses attributable to selling and marketing activities, an increase of $1.1 million in consulting expenses, an increase of $1.0 million in marketing and promotional activities, an increase of $820,000 in sales commission expenses resulting from increased sales volume and an increase of $666,000 in stock-based compensation expense. As a percentage of total net revenue, selling and marketing expenses decreased from 73.1% for the year ended June 30, 2005 to 47.6% for the year ended June 30, 2006.

        Research and development expenses.    Research and development expenses increased from $11.7 million for the year ended June 30, 2005 to $17.8 million for the year ended June 30, 2006. The increase was primarily attributable to an increase of $3.4 million in salary and related costs largely due to increased headcount, an increase of $1.5 million in consulting services, an increase of $515,000 in purchases of non-inventory materials and an increase of $417,000 in stock-based compensation expense. As a percentage of total net revenues, research and development expenses decreased from 52.1% for the year ended June 30, 2005 to 33.6% for the year ended June 30, 2006.

        General and administrative expenses.    General and administrative expenses increased from $8.1 million for the year ended June 30, 2005 to $15.9 million for the year ended June 30, 2006. The increase was primarily attributable to an increase in legal and accounting costs of $3.4 million, an increase in salary and related costs of $2.1 million, an increase of $565,000 in other consulting fees and an increase of $425,000 in stock-based compensation expense. As a percentage of total net revenue, general and administrative expenses decreased from 36.3% for the year ended June 30, 2005 to 30.1% for the year ended June 30, 2006.

        Interest and other income.    Interest and other income increased from $156,000 for the year ended June 30, 2005 to $438,000 for the year ended June 30, 2006. The increase was due to larger cash balances kept in interest bearing accounts.

        Interest and other expense.    Interest and other expense decreased from $394,000 for the year ended June 30, 2005 to $382,000 for the year ended June 30, 2006. The decrease was primarily attributable to a decrease in interest expense on advanced payments received from third party financing arrangements in connection with our shared ownership programs.

        Provision for income taxes.    The provision for income taxes increased from $68,000 for the year ended June 30, 2005 to $258,000 for the year ended June 30, 2006 due to an increase in foreign operations, as well as federal alternative minimum tax and additional state taxes.

        As of June 30, 2006, we had federal and state net operating loss carryforwards of $40.6 million and $16.6 million, respectively. These federal and state net operating loss carryforwards are available to offset against future taxable income, if any, in varying amounts and will begin to expire in varying amounts beginning in 2009 and 2007 for federal and state purposes, respectively. The amounts of and benefits from net operating loss carryforwards may be subject to a substantial annual limitation due to changes in ownership under the Internal Revenue Code of 1986. The annual limitation may result in the expiration of our net operating losses before they can be used. In addition, among other matters, realization of the entire deferred tax asset is dependent on our ability to generate sufficient taxable income prior to the expiration of the carryforwards. While we had taxable income in 2006, based on the available objective evidence and the history of losses, we cannot conclude that the net deferred tax assets will be realized. Accordingly, we have recorded a valuation allowance equal to the amount of our net deferred tax assets.

Year Ended June 30, 2004 Compared to Year Ended June 30, 2005

        Net revenue.    Total net revenue increased from $19.6 million for the year ended June 30, 2004 to $22.4 million for the year ended June 30, 2005. The increase was primarily attributable to increases in shared ownership revenue and service revenue, offset by a decrease in product revenue. The decrease in product revenue from $12.6 million for the year ended June 30, 2004 to $9.6 million for the year ended June 30, 2005 was primarily due to a change in the mix of service plans in fiscal 2005 versus fiscal 2004. In the year ended June 30, 2004, 16 CyberKnife systems were installed, including 15 units sold and 1 unit attributable to our shared ownership programs. In the year ended June 30, 2005, 24 CyberKnife systems were installed, including 21 units sold and 3 units attributable to our shared ownership programs. Pursuant to our service plans, we recognized revenue from the sale of 5 and 2 CyberKnife systems in fiscal 2004 and 2005, respectively. Shared ownership revenue increased from $4.8 million for the year ended June 30, 2004 to $8.1 million for the year ended June 30, 2005, primarily due to an increase in the number of shared ownership sites and an increase in patient treatment volume at the existing sites. Service revenue increased from $2.0 million for the year ended June 30, 2004 to $3.1 million for the year ended June 30, 2005, due to an increase in the number of customer sites under a service program. Other revenue increased from $125,000 for the year ended June 30, 2004 to $1.6 million for the year ended June 30, 2005 due to an increase in the number of shipped upgrade units.

        Cost of revenue.    Total cost of revenue increased from $8.5 million for the year ended June 30, 2004 to $11.1 million for the year ended June 30, 2005. The increase was primarily attributable to an increase in cost of shared ownership revenue from $1.1 million for the year ended June 30, 2004 to $1.6 million for the year ended June 30, 2005, and an increase in cost of service revenue from $1.3 million for the year ended June 30, 2004 to $2.0 million for the year ended June 30, 2005. The increase in cost of shared ownership revenue is primarily due to an increase in the number of shared ownership sites, and the increase in cost of service revenue is primarily due to an increase in number of customer sites under a service plan. As a percentage of total net revenue, total cost of revenue was 43.4% and 49.7% for the years ended June 30, 2004 and 2005, respectively. The increase in total cost of revenue as a percentage of total net revenue in fiscal 2005 was due primarily to the decrease in product revenue, which typically results in higher gross margins than our other sources of revenue.

        Selling and marketing expenses.    Selling and marketing expenses increased from $10.6 million for the year ended June 30, 2004 to $16.4 million for the year ended June 30, 2005. The increase was primarily attributable to an increase of $2.5 million in salary and related costs, largely due to increased headcount, an increase of $1.1 million in stock-based compensation expense, an increase of $964,000 in travel, an increase of $778,000 in marketing and promotional activities and an increase of $375,000 in sales commission expenses resulting from increased sales volume. As a percentage of total net revenue, selling and marketing expenses were 54.4% and 73.1% for the years ended June 30, 2004 and 2005, respectively.

        Research and development expenses.    Research and development expenses increased from $7.3 million for the year ended June 30, 2004 to $11.7 million for the year ended June 30, 2005. The increase was primarily attributable to an increase in salary and related costs of $1.8 million, an increase in consulting services of $1.7 million, and an increase of $509,000 in stock-based compensation expense. As a percentage of total net revenue, research and development expenses increased from 37.4% for the year ended June 30, 2004 to 52.1% for the year ended June 30, 2005.

        General and administrative expenses.    General and administrative expenses increased from $4.7 million for the year ended June 30, 2004 to $8.1 million for the year ended June 30, 2005. The increase was primarily attributable to an increase of $2.0 million in stock-based compensation expense, an increase of $1.1 million in salary and related costs and an increase of $345,000 in consulting expenses. As a percentage of total net revenue, general and administrative expenses were 23.9% for the year ended June 30, 2004 and 36.3% for the year ended June 30, 2005.

        Interest and other income.    Interest and other income increased from $13,000 for the year ended June 30, 2004 to $156,000 for the year ended June 30, 2005. This increase was due to larger cash balances kept in interest bearing accounts.

        Interest and other expense.    Interest and other expense increased from $149,000 for the year ended June 30, 2004 to $394,000 for the year ended June 30, 2005. Interest and other expense for the year ended June 30, 2005 was comprised primarily of $190,000 in interest expense related to advanced payments received in relation to the shared ownership program and $93,000 of interest expense related to a note payable to American Science and Engineering, Inc., or AS&E, associated with the acquisition of the High Energy Systems, or HES, business.

        Provision for income taxes.    The provision for income taxes increased from $3,000 for the year ended June 30, 2004 to $68,000 for the year ended June 30, 2005 due to an increase in foreign operations and additional state taxes.

Stock-Based Compensation Expense

        Effective July 1, 2006, we adopted SFAS 123R using the modified prospective method under which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123R for all share-based payments granted or modified after the effective date and (b) based on the previous requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested on the effective date. SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under previous literature. This requirement may reduce future net operating cash flows and increase net financing cash flows.

        SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary in subsequent periods if actual forfeitures differ from initial estimates. Stock-based compensation expense was recorded net of estimated forfeitures for the quarter ended September 30, 2006 such that expense was recorded only for those stock-based awards that are expected to vest. For the quarter ended September 30, 2006, we recorded a cumulative effect of a change in accounting principle of $838,000 related to the adoption of SFAS 123R since we had previously adjusted stock-based compensation expense at the time forfeitures occurred in accordance with SFAS 123. The cumulative effect of this change in accounting principle reflects forfeitures related to periods prior to July 1, 2006.

        Stock-based compensation expense is reflected on our income statement for the years ended June 30, 2004, 2005 and 2006 in accordance with SFAS 123 and SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, or SFAS 148. In accordance with the requirements of SFAS 123, we have recorded deferred stock-based compensation for the estimated fair value of options awarded on the date of grant. This deferred stock-based compensation is being amortized to expense over the period during which the options become exercisable, generally four years. During the years ended June 30, 2004, 2005 and 2006, we reversed $1.1 million, $1.2 million and $1.7 million, respectively, of deferred stock-based compensation expense related to cancellations of unvested options of certain employees who had been granted stock options and subsequently terminated their employment with us. During the years ended June 30, 2004, 2005 and 2006, we amortized $2.3 million, $5.5 million and $7.9 million, of stock-based compensation expense, respectively, for stock options granted to employees.

        The stock-based compensation expense related to non-employees fluctuates as the underlying assumptions fluctuate. During the years ended June 30, 2004, 2005 and 2006, we recognized $137,000, $164,000 and $186,000 of stock-based compensation expense, respectively, for stock options granted to non-employees. For certain stock option grants, we made modifications to the option terms. These modifications included extension of the vesting period and acceleration of vesting. During the years ended June 30, 2004, 2005 and 2006, we recognized $0, $631,000 and $112,000 of stock-based compensation expense, respectively, for modifications of stock options granted.

        As of September 30, 2006, there was approximately $22,300,000 net of forfeitures, of unrecognized compensation cost related to unvested stock options which is expected to be recognized over a weighted average period of 1.28 years.

High Energy Systems Acquisition

        In January 2005, we acquired AS&E's HES business for $8.4 million. This acquisition included the intellectual property associated with our X-band linac and included the hiring of key employees from

AS&E. HES had been the sole source manufacturer of the linac used in the CyberKnife system. We believe that the HES acquisition stabilizes the sourcing of a component critical to the CyberKnife system and provides opportunities for focused cost reduction efforts to improve overall product margins. In addition to making and developing our own compact linacs, we supply linacs to AS&E for non-destructive testing and national security uses and to a medical device manufacturer for medical applications.

Liquidity and Capital Resources

        We have used cash from operations and the sale of our equity securities to fund our working capital needs and our capital expenditure requirements. Since our inception and through September 30, 2006, we have obtained financing of $40.8 million primarily through private placements of debt and equity securities, and the exercise of warrants and options. At September 30, 2006, we had $24.9 million in cash and cash equivalents. We believe that we have sufficient cash resources and anticipated cash flows, without the proceeds of this offering, to continue in operation for at least the next 12 months.

Three Months Ended September 30, 2006 and 2005

        Cash Flows From Operating Activities.    Net cash used in operating activities was $2.1 million for the quarter ended September 30, 2006. Our net income of $2.0 million during the first quarter of fiscal 2007 was offset by an increase in accounts receivable of $4.6 million, an increase in inventory of $3.9 million and a decrease in deferred revenue, net of deferred cost of revenue, of $2.0 million. The increase in accounts receivable was a result of increased shipments of products. The increase in inventory was due to a build up of inventory in response to increased volumes of orders from our customers. The decrease in deferred revenue, net of deferred cost of revenue, was primarily a result of the timing differences between invoicing customers under service contracts and the recognition of revenue over the contractual service period. Significant working capital changes that offset negative cash flows in the first quarter of fiscal 2007 included an increase in customer advances of $5.8 million due to increased payments made by customers in advance of product shipments and an increase in accounts payable of $1.3 million. Non-cash charges in the first quarter of fiscal 2007 included $2.2 million related to stock-based compensation charges and $1.3 million of depreciation and amortization expense on purchases of property and equipment.

        Net cash provided by operating activities was $6.8 million for the quarter ended September 30, 2005. Our net loss of $10.2 million was offset by a $13.9 million increase in deferred revenue, net of deferred cost of revenue, non-cash charges of $1.9 million related to stock-based compensation charges and $728,000 of depreciation and amortization expense on purchases of property and equipment. The increase in deferred revenue, net of deferred cost of revenue, was primarily a result of the timing differences between invoicing customers under service contracts and the recognition of revenue over the contractual service period, and the continued installation of units covered by our legacy service plans. Other significant working capital changes that contributed to positive cash flow in the first quarter of fiscal 2006 included an increase in accrued liabilities of $3.6 million primarily due to increases in accrued commissions on product shipments to a distributor and an increase in customer advances of $3.3 million due to increased payments made by customers in advance of product shipments. Significant working capital changes that offset positive cash flows in the first quarter of fiscal 2006 included an increase in accounts receivable of $4.6 million and an increase in inventory of $2.4 million as a result of increased business volume.

        Cash Flows From Investing Activities.    Net cash used in investing activities was $894,000 for the quarter ended September 30, 2006 compared to $3.4 million for the quarter ended September 30, 2005. The net cash used in investing activities in the first quarter of fiscal 2007 was primarily due to purchases of property and equipment of $894,000. In the first quarter of fiscal 2006, net cash used in investing activities was primarily due to purchases of property and equipment of $3.4 million.

        Cash Flows From Financing Activities.    Net cash provided by financing activities was $46,000 for the quarter ended September 30, 2006 and $19,000 for the quarter ended September 30, 2005 and was attributable to proceeds from the exercise of common stock options in both periods.

Years Ended June 30, 2006, 2005 and 2004

        Cash Flows From Operating Activities.    Net cash provided by operating activities was $25.5 million for the year ended June 30, 2006. Our net loss of $33.7 million during fiscal 2006 was offset by a $39.6 million increase in deferred revenue, net of deferred cost of revenue, non-cash charges of $8.2 million related to stock-based compensation charges and $3.8 million of depreciation and amortization expense on purchases of property and equipment. The increase in deferred revenue, net of deferred cost of revenue, was primarily a result of the timing differences between invoicing customers under service contracts and the recognition of revenue over the contractual service period, and the continued installation of units covered by our legacy service plans. Other significant working capital changes that contributed to positive cash flow in fiscal 2006 included an increase in customer advances of $10.9 million due to increased payments made by customers in advance of product shipments and an increase in accrued liabilities of $9.4 million primarily due to increases in accrued commissions on higher revenues and other compensation related accruals due to increased headcount. Significant working capital changes that offset positive cash flows in fiscal 2006 included an increase in accounts receivable of $6.6 million and an increase in inventory of $4.3 million as a result of increased revenues and volumes of orders from our customers.

        Net cash provided by operating activities was $18.0 million for the year ended June 30, 2005. Our net loss of $25.2 million during fiscal 2005 was offset by a $28.0 million increase in deferred revenue, net of deferred cost of revenue, non-cash charges of $6.3 million related to stock-based compensation charges and $2.1 million of depreciation and amortization expense on purchases of property and equipment. The increase in deferred revenue, net of deferred cost of revenue, was primarily a result of the continued installation of units covered by our legacy service plans. Other significant working capital changes that contributed to positive cash flow in fiscal 2005 included customer advances of $3.7 million due to increased payments made by customers in advance of product shipment, an increase in accounts payable of $2.1 million and an increase in accrued liabilities of $1.9 million due to increases in the volume of our business. Significant working capital changes that offset positive cash flows in fiscal 2005 included an increase in inventory of $2.3 million as a result of increased volumes of orders from our customers and inventory acquired in the HES acquisition.

        Net cash provided by operating activities was $4.9 million for the year ended June 30, 2004. Our net loss of $11.7 million during fiscal 2004 was offset by a $10.8 million increase in deferred revenue, net of deferred cost of revenue, non-cash charges of $2.4 million related to stock-based compensation charges and $1.5 million of depreciation and amortization expense on purchases of property and equipment. The increase in deferred revenue, net of deferred cost of revenue, was primarily a result of the continued installation of units covered by our legacy service plans. Other significant working capital changes that contributed to positive cash flow in fiscal 2004 included customer advances of $1.8 million due to increased payments made by customers in advance of product shipment and an increase in accrued liabilities of $1.4 million and an increase in accounts payable of $1.1 million due to increases in the volume of our business.

        Cash Flows From Investing Activities.    Net cash used in investing activities was $12.4 million for the year ended June 30, 2006 compared to $12.3 million for the year ended June 30, 2005 and $5.3 million for the year ended June 30, 2004. The net cash used in investing activities in fiscal 2006 was primarily due to purchases of property and equipment of $13.6 million. In fiscal 2005, net cash used in investing activities was primarily due to purchases of property and equipment of $6.2 million and cash paid for the acquisition of HES of $5.6 million. Net cash used in investing activities in fiscal 2004 was due to purchases of property and equipment of $5.6 million.

        Cash Flows From Financing Activities.    Net cash used in financing activities was $2.2 million for the year ended June 30, 2006. Net cash provided by financing activities was $1.6 million for the year ended June 30, 2005 and $3.4 million for the year ended June 30, 2004. The net cash used in financing activities in fiscal 2006 was due to the payment of a note payable of $3.0 million offset by proceeds from the exercise of common stock options and common stock warrants of $705,000. In fiscal years 2005 and 2004, net cash provided by financing activities was attributable to proceeds from the exercise of common stock options and common stock warrants of $1.7 million and $3.4 million, respectively.

Operating Capital and Capital Expenditure Requirements

        Our future capital requirements depend on numerous factors. These factors include but are not limited to the following:

  •
  revenue generated by sales of the CyberKnife system, shared ownership programs and service plans;

  •
  costs associated with our sales and marketing initiatives and manufacturing activities;

  •
  rate of progress and cost of our research and development activities;

  •
  costs of obtaining and maintaining FDA and other regulatory clearances of the CyberKnife system;

  •
  effects of competing technological and market developments; and

  •
  number and timing of acquisitions and other strategic transactions.

        We believe that our current cash and cash equivalents, along with the cash we expect to generate from operations and our net proceeds from this offering, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least 12 months. If these sources of cash and the net proceeds from this offering are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or convertible debt securities could result in dilution to our stockholders. If additional funds are raised through the issuance of debt securities, these securities could have rights senior to those associated with our common stock and could contain covenants that would restrict our operations. Additional financing may not be available at all, or in amounts or on terms acceptable to us. If we are unable to obtain this additional financing, we may be required to reduce the scope of our planned product development and marketing efforts.

Contractual Obligations and Commitments

        The following table is a summary of our long-term contractual cash obligations as of June 30, 2006:

	Payments due by period
	Less than
	Total	1 year	1 – 3 years	4 – 5 years
	(in thousands)
Operating leases	$6,715	$1,984	$4,023	$708

Off Balance Sheet Arrangements

        We do not have any off balance sheet arrangements.

Inflation

        We do not believe that inflation has had a material impact on our business and operating results during the periods presented.

Critical Accounting Policies and Estimates

        The discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as revenue and expenses during the reporting periods. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could therefore differ materially from those estimates under different assumptions or conditions.

        Our significant accounting policies are more fully described in the notes to our consolidated financial statements included elsewhere in this prospectus. We believe the following are our critical accounting policies including the more significant estimates and assumptions used in preparation of our consolidated financial statements.

Revenue Recognition

        Revenue is generated from the sale of our products, our shared ownership programs, and by providing related services, which include installation services, post-contract customer support, or PCS, training and consulting. Our products and upgrades to those products include more than incidental software and accordingly, we account for the sale of our products pursuant to Statement of Position No. 97-2, Software Revenue Recognition, or SOP 97-2, as amended.

        We recognize product revenues, for sales of the CyberKnife system, replacement parts and accessories, when there is persuasive evidence of an arrangement, the fee is fixed or determinable, collection of the fee is probable and delivery has occurred as prescribed by SOP 97-2. Payments received in advance of product shipment are recorded as customer advances and are recognized as revenue or deferred revenue upon product shipment or installation.

        For arrangements with multiple elements, we allocate arrangement consideration to services and PCS, based upon VSOE of fair value of the respective elements. VSOE of fair value for the services element is based upon our standard rates charged for the services when such services are sold separately or based upon the prices established by management having the relevant authority when that service is not yet being sold separately. When contracts contain multiple elements, and VSOE of fair value exists for all undelivered elements, we account for the delivered elements, principally the CyberKnife system unit, based upon the "residual method" as prescribed by SOP No. 98-9, Modification of SOP No. 97-2 with Respect to Certain Transactions. If VSOE of fair value does not exist for the undelivered elements, all revenue is deferred until the earlier of: (1) delivery of all elements; or (2) establishment of VSOE of fair value for all undelivered elements.

        For PCS arrangements that include specified or committed upgrades for which we have not established VSOE of fair value, all revenue is deferred and accounted for as described above. In fiscal year 2006, we began selling PCS contracts that only provide for upgrades when and if they become available. We have established VSOE of the fair value of PCS in these circumstances.

        For arrangements with multiple elements that include the CyberKnife system, installation services, training services and a PCS service agreement, we recognize the CyberKnife system and installation services revenue following installation and acceptance of the system by application of the residual method as prescribed in SOP No. 98-9 when VSOE of fair value exists for all undelivered elements in the arrangement, including PCS.

        Upgrade services revenues relate to the sale of specialized services specifically contracted to provide current technology capabilities for units previously sold through a distributor into the Japan market. There are two upgrade programs, one of which includes training and PCS elements. Both programs include elements where VSOE of fair value has not been established for the PCS. As a result, associated revenues are deferred and recognized ratably over the term of the PCS arrangement, generally four years.

        Service revenue for providing PCS, which includes warranty services, extended warranty services, unspecified when and if available product updates, and technical support is deferred and recognized ratably over the service period, generally one year, until no further obligation exists. At the time of sale, we provide for the estimated incremental costs of meeting product warranty if the incremental warranty costs are expected to exceed the related service revenues. Training and consulting service revenues, that are not deemed essential to the functionality of the CyberKnife system, are recognized as such services are performed. Costs associated with providing PCS and maintenance services are recognized when incurred, except when those costs are related to units where revenue recognition has been deferred. In those cases, the costs are deferred until the recognition of the related revenue and are recognized over the period of revenue recognition.

        For all sales, we use either a signed agreement or a binding purchase order as evidence of an arrangement. Sales to third party distributors are evidenced by a distribution agreement governing the relationship together with binding purchase orders on a transaction-by-transaction basis. We record revenue from arrangements with distributors based on a sell-through method where revenue is recognized upon shipment of the products to the end user customer once all revenue recognition criteria are met. These criteria require that persuasive evidence of an arrangement exists, the fees are fixed or determinable, collection of the resulting receivable is probable and there is no right of return. Our agreements with customers and distributors do not contain product return rights.

        We assess the probability of collection based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. We generally do not request collateral from our customers. If we determine that collection of a fee is not probable, we will defer the fee and recognize revenue upon receipt of cash.

        We also enter into shared ownership programs with certain customers. Under the terms of such programs, we retain title to the CyberKnife system, while the customer has use of the system. We generally receive a minimum monthly payment and earn additional revenues from the customer based upon its use of the product. We may provide unspecified upgrades to the products during the term of each program, when and if available. Upfront non-refundable payments from the customer are deferred and recognized as revenue over the contractual period. Revenues from shared ownership programs are recorded as they become earned and receivable, and are included within shared ownership revenue in the statement of operations.

        The CyberKnife system shared ownership units are recorded within property, plant and equipment on our balance sheet and are depreciated over their estimated useful life of ten years. Depreciation and warranty expense attributable to the shared ownership units are recorded within product cost of revenue as they are incurred.

Deferred Revenue and Deferred Cost of Revenue

        Deferred revenue consists of deferred product revenue, deferred shared ownership revenue, deferred service revenue and deferred other revenue. Deferred product revenue arises from the timing differences between the shipment of products and satisfaction of all revenue recognition criteria consistent with our revenue recognition policy. Deferred shared ownership revenue results from the receipt of advance payments of monthly minimum lease payments, which will be recognized ratably over the term of the shared ownership program. Deferred service revenue results from the advance payment for services to be delivered over a period of time, usually one year. Service revenue is recognized ratably over the service period. Deferred other revenue results primarily from the Japan upgrade services programs and is due to timing difference between the receipt of cash payments for those upgrades and final delivery to the end user customer. Deferred cost of revenue consists of the direct costs associated with the manufacture of units, direct service costs for which the revenue has been deferred in accordance with our revenue recognition policies and deferred costs associated with Japan upgrade revenues. Deferred revenue and associated deferred cost of revenue that are expected to be realized within one year are classified as current liabilities and current assets, respectively.

Stock-Based Compensation Expense

        Effective July 1, 2003, we began to account for stock-based employee compensation arrangements in accordance with SFAS 123 and SFAS 148. Under SFAS 123, stock-based compensation expense is measured on the date of grant based on the fair value of the award. Upon adoption of this standard, we elected to use the retrospective restatement method of transition.

        We believe the fair value of the stock options is more reliably measurable than the fair value of the services received. The estimated fair value of the stock options granted is calculated at the date of grant using the Black-Scholes option pricing model, as prescribed by SFAS 123, using fair values of common stock between $2.63 and $7.63 per share and the following weighted-average assumptions during the years ended June 30, 2004, 2005 and 2006:

	Years ended June 30,
	2004	2005	2006
Risk-free interest rate	3.77%	3.81%	4.42%
Dividend yield	—	—	—
Weighted-average expected life	6.25 years	6.25 years	6.25 years
Expected volatility	99.6%	94.8%	86.7%

        In connection with the preparation of our financial statements, we determined the estimated fair value of our common stock in light of the expected completion of our initial public offering. We engaged an unrelated third-party appraisal firm to assist management in this process through the provision of a valuation analysis that valued our common stock at $7.76 as of March 31, 2006 and another valuation analysis that valued our common stock at $13.43 as of August 23, 2006. We determined the fair value of the options to purchase 2,313,853 shares of common stock granted during fiscal 2006 and the first quarter of fiscal 2007, summarized as follows:

Date of Grant	Number of Options Granted	Exercise Price	Fair Value Estimate Per Share	Intrinsic Value Per Share
November 2005	1,141,443	$4.38	$6.92	$2.54
January 2006	102,013	$6.50	$7.20	$0.70
April 2006	164,427	$6.73	$7.63	$0.90
July 2006 (unaudited)	124,924	$9.00	$12.88	$3.88
August 2006 (unaudited)	781,046	$9.50	$13.43	$3.93

        As a result of the determined fair value of options granted, we recorded stock-based compensation relative to these options of $8,243,000 for the year ended June 30, 2006 and $2,212,000 for the quarter ended September 30, 2006.

        In accordance with the requirements of SFAS 123, we have recorded deferred stock-based compensation for the estimated fair value of our options on the date of grant. This deferred stock-based compensation is amortized to expense over the period during which the options become exercisable, generally four years. During the years ended June 30, 2004, 2005 and 2006, we reversed $1.1 million, $1.2 million and $1.7 million, respectively, of deferred stock-based compensation related to cancellations of unvested options of certain employees who had been granted stock options and subsequently terminated their employment with us. During the years ended June 30, 2004, 2005 and 2006, we amortized $2.3 million, $5.5 million and $7.9 million of stock-based compensation expense, respectively, for stock options granted to employees.

        Stock-based compensation expense related to stock options granted to non-employees is recognized as the stock options are earned in accordance with SFAS 123 and Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. We believe that the fair value of the stock options is more reliably measurable than the fair value of the services received. The estimated fair value of the stock options granted is calculated using the Black-Scholes option pricing model, as prescribed by SFAS 123, using fair values of common stock between $2.63 and $7.63 per share and the following weighted-average assumptions during the years ended June 30, 2004, 2005 and 2006:

	2004	2005	2006(1)
Risk-free interest rate	4.45%	4.20%	—
Dividend yield	—	—	—
Weighted-average expected life	10 years	10 years	—
Expected volatility	75.0%	71.0%	—

(1)
No options granted to non-employees in 2006.

        The stock-based compensation expense related to non-employees fluctuates as the underlying assumptions fluctuate. During the years ended June 30, 2004, 2005 and 2006, we recognized $137,000, $164,000 and $186,000 of stock-based compensation expense, respectively, for stock options granted to non-employees. For certain stock option grants, we made modifications to the option terms. These modifications included extension of the vesting period and acceleration of vesting. During the years ended June 30, 2004, 2005 and 2006, we recognized $0, $631,000 and $112,000 of stock-based compensation expense, respectively, for modifications of stock options granted.

Adoption of FAS 123R (unaudited)

        Effective July 1, 2006, we adopted SFAS 123R using the modified prospective method under which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123R for all share-based payments granted or modified after the effective date and (b) based on the previous requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested on the effective date. SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under previous literature. This requirement may reduce future net operating cash flows and increase net financing cash flows.

        SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary in subsequent periods if actual forfeitures differ from initial estimates. Stock-based compensation expense was recorded net of estimated forfeitures for the quarter ended September 30, 2006 such that expense was recorded only for those stock-based awards that are expected to vest. For the quarter ended September 30, 2006, we recorded a cumulative effect of a change in accounting principle of $838,000 related to the adoption of SFAS 123R since it had previously adjusted stock-based compensation expense at the time forfeitures occurred in accordance with SFAS 123. The cumulative effect of a change in accounting principle is for the adjustment to reflect forfeitures for periods prior to July 1, 2006.

        Under SFAS No. 123R, we estimated the fair value of each option award on the date of grant using the Black-Scholes option-pricing model using the assumptions noted in the following table. Expected volatility is based on the historical volatility of a peer group of publicly traded companies. The expected term of options is based upon the vesting term of our options (generally, 25% on the first anniversary of the vesting start date and 36 equal monthly installments thereafter) and on our partial life history. The risk-free rate for the expected term of the option is based on the U.S. Treasury Constant Maturity rate as of September 30, 2006. The assumptions used to value options granted during the quarter ended September 30, 2006 were as follows:

Risk-free interest rate	4.89%
Dividend yield	—
Weighted-average expected life	6.25 years
Expected volatility	80.6%

Quantitative and Qualitative Disclosures About Market Risk

        We do not utilize derivative financial instruments, derivative commodity instruments or other market risk sensitive instruments, positions or transactions.

        For direct sales outside the United States it is likely we will sell in the local currency. For the year ended June 30, 2006, all of our executed sales contracts were denominated in U.S. dollars, with the exception of four sales contracts denominated in Euros. Future fluctuations in the value of the U.S. dollar may affect the price competitiveness of our products outside the United States. Some of our commissions related to sales of the CyberKnife system are payable in Euros. To the extent that management can predict the timing of payments under these contracts, we may engage in hedging transactions to mitigate such risks.

        From time to time, we invest our excess cash primarily in money market funds, U.S. government securities, corporate bonds and commercial paper. Accordingly, we believe that while the instruments we hold are subject to changes in the financial standing of the issuer of such securities, we are not subject to any material risks arising from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices or other market changes that affect market risk sensitive instruments.

Recent Accounting Pronouncements

        In May 2005, the Financial Accounting Standards Board, or FASB, issued SFAS No. 154, Accounting Changes and Error Corrections, or SFAS 154. SFAS 154 replaces Accounting Principles Board, or APB, Opinion No. 20, or APB 20, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of change a cumulative effect of changing to the new accounting principle whereas SFAS 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS 154 enhances the consistency of financial information between periods. SFAS 154 will be effective in fiscal years beginning after December 15, 2005. Early adoption is permitted. We do not expect that the adoption of SFAS 154 will have a material impact on its results of operations or financial position.

        In December 2004, the FASB issued SFAS 123R which addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the company or liabilities that are based on the fair value of the company's equity instruments or that may be settled by the issuance of such equity instruments. The statement eliminates the ability to account for share-based compensation transactions using the intrinsic value method and generally requires that such transactions be accounted for using a fair-value-based method and recognized as expense in the consolidated statements of operations. This new standard is effective for us beginning with our fiscal year ending June 30, 2007.

        On July 1, 2006, we adopted SFAS 123R using the modified prospective method, under which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123R for all share-based payments granted or modified after the effective date and (b) based on the previous requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested on the effective date. The amounts disclosed within our financial statements in periods prior to adoption are not necessarily indicative of the amounts that will be expensed upon the adoption of SFAS 123R, because of changes in the application of certain assumptions, including those related to forfeiture rates. Further, future compensation expense calculated under SFAS 123R may also differ from the amounts currently disclosed within our financial statements based on changes in the fair value of our common stock, changes in the number of options granted or the terms of such options, the treatment of tax benefits and changes in interest rates or other factors. Upon adoption of SFAS 123R, we have used the Black-Scholes model to value the compensation expense associated with employee stock options and stock purchases under our employee stock purchase plan.

        SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as cash flow from financing activities, rather than as cash flow from operations as required under SFAS 123. This requirement will reduce net cash flows from operations and increase net cash flows from financing activities in periods after adoption to the extent that such excess tax benefits are realized.

        In March 2005, the SEC issued Staff Accounting Bulletin, or SAB, No. 107, regarding the Staff's interpretation of SFAS 123R. This interpretation provides the Staff's views regarding interactions between SFAS 123R and certain SEC rules and regulations and provides interpretations of the valuation of share-based payments for public companies. The interpretive guidance is intended to assist companies in applying the provisions of SFAS 123R and investors and users of the financial statements in analyzing the information provided. We will follow the guidance prescribed in SAB 107 in connection with our adoption of SFAS 123R.

        In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, or FIN 48. This interpretation clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 is effective for fiscal years beginning after December 15, 2006. We have not yet determined what impact the adoption of this standard will have on our consolidated financial statements.

BUSINESS

Overview

        We have developed the first and only commercially available intelligent robotic radiosurgery system, the CyberKnife system, designed to treat solid tumors anywhere in the body as an alternative to traditional surgery. For over 30 years, traditional radiosurgery systems, or systems that deliver precise, high dose radiation directly to a tumor, have been used primarily to destroy brain tumors. Our CyberKnife system represents the next generation of radiosurgery systems, combining continuous image-guidance technology with a compact linear accelerator that has the ability to move in three dimensions according to the treatment plan. Our image-guidance technology continuously acquires images to track a tumor's location and transmits any position corrections to the robotic arm prior to delivery of each dose of radiation. Our compact linear accelerator, or linac, is a compact radiation treatment device that uses microwaves to accelerate electrons to create high-energy x-ray beams to destroy the tumor. This combination, which we refer to as intelligent robotics, extends the benefits of radiosurgery to the treatment of tumors anywhere in the body. The CyberKnife system autonomously tracks, detects and corrects for tumor and patient movement in real-time during the procedure, enabling delivery of precise, high dose radiation typically with sub-millimeter accuracy. Traditional radiosurgery systems have limited mobility and generally require the use of a rigid frame attached to a patient's skull to provide a coordinate system to effectively target a tumor, which restricts the ability to effectively treat tumors outside of the brain. The CyberKnife system does not have these limitations and therefore has increased flexibility to treat tumors throughout the body from many different directions, while minimizing the delivery of radiation to healthy tissue and vital organs. The CyberKnife procedure requires no anesthesia, can be performed on an outpatient basis and allows for the treatment of patients that otherwise would not have been treated with radiation or who may not have been good candidates for surgery. In addition, the CyberKnife procedure avoids many of the potential risks and complications that are associated with other treatment options and is more cost effective than traditional surgery.

        The CyberKnife system received U.S. Food and Drug Administration, or FDA, 510(k) clearance in July 1999 to provide treatment planning and image-guided robotic radiosurgery for tumors in the head and neck. In August 2001, the CyberKnife system received 510(k) clearance to treat tumors anywhere in the body where radiation treatment is indicated. The CyberKnife system has also received a CE mark for sale in Europe and has been approved for various indications in Japan, Korea, Taiwan, China and other countries. In Europe, Korea, Taiwan, and China, the CyberKnife system has received approval to provide treatment planning and image-guided robotic radiosurgery for tumors anywhere in the body where radiation treatment is indicated. In Japan, the CyberKnife system is currently approved to provide treatment for indications in the head and neck. As of September 30, 2006, 83 CyberKnife systems were installed and are in use: 52 in the United States, 10 of which are pursuant to our shared ownership programs, 24 in Asia and 7 in Europe. In addition, as of September 30, 2006, we had 78 CyberKnife systems pending installation, 12 of which will be placed with our customers pursuant to our shared ownership programs. We estimate that over 20,000 patients worldwide have been treated with the CyberKnife system since its commercial introduction. Our customers have increasingly used the CyberKnife system for indications outside of the brain for tumors on or near the spine and in the lung, liver, prostate and pancreas. Based on customer data, more than 50% of patients treated with the CyberKnife system in the United States during the three months ended September 30, 2006 were treated for tumors outside of the brain.

        We were incorporated in 1990 and commenced operations in 1992. Initially we funded our operations through individual private investors, as well as from the sale of a prototype system to Stanford University Hospital. After 1992, we sold additional prototype systems which helped fund our operations. These prototype systems were granted an Investigational Device Exemption, or IDE, by the FDA and treatment with the CyberKnife system began in 1994. We also were able to secure regulatory approval in Japan, and the subsequent sales of systems in Japan helped to fund our continued operations and development. While the CyberKnife system was refined and upgraded, additional funding was obtained through private investors, bridge loans and several rounds of financing.

Cancer Market Overview

        According to the World Health Organization, or WHO, an estimated 7.6 million people died of cancer in 2005, accounting for 13% of all deaths worldwide. The WHO estimates that there are 24.6 million people living with cancer worldwide, with approximately 10.9 million new cases being diagnosed every year. Cancer is the second leading cause of death in the United States, after heart disease. The American Cancer Society, or ACS, estimates that approximately 564,000 Americans will die as a result of cancer in 2006. The ACS also estimates that approximately 1.4 million new cases of cancer will be diagnosed in the United States in 2006, with continued increases in the prevalence of cancer forecasted as the U.S. population ages. The National Institutes of Health estimates that the treatment of cancer accounted for more than $74.0 billion in direct medical costs in 2005.

        Cancers can be divided broadly into two groups: solid tumor cancers, which are characterized by the growth of malignant tumors within the body in areas such as the brain, lung, liver, breast or prostate, and hematological, or blood-borne, cancers, such as leukemia. The ACS estimates that solid tumor cancers will account for approximately 1.3 million, or approximately 92%, of new cancer cases diagnosed and will account for approximately 500,000 cancer-related deaths in the United States in 2006. In addition, tumors at the original cancer site, called primary tumors, such as in the breast or prostate, even when diagnosed and treated, can lead to the development of tumors in other locations of the body, called secondary tumors. This is referred to as metastatic disease, the movement of cancer cells from one part of the body to another.

Traditional Treatments

        Traditional methods for the treatment of solid tumor cancers include surgery, radiation therapy, chemotherapy and other drugs. Surgery and radiation are forms of local control, because the tumor is either directly removed through surgery or irradiated with the objective of destroying the cancer cells comprising the tumor. Chemotherapy is a systemic treatment method which involves the administration of drugs with the objective of killing cancer cells anywhere in the body, including any remaining cancer cells that were not destroyed by local treatment.

Surgical Removal of Tumors

        A common treatment approach, if applicable to the patient and tumor type, is the removal of the tumor through surgery, with follow-up radiation therapy to kill any remaining cancer cells in the area surrounding the tumor. Surgery is especially appropriate for certain types of cancer, such as breast cancer, where tumors are often well-defined and surgically accessible. However, many types of solid tumors, including those affecting the brain, the spine, the lungs and various other organs, present significant challenges to a traditional surgical approach. In many instances, these tumors occur in hard to reach areas or lie within or in close proximity to critical organs. Accordingly, it may be difficult or impossible to surgically access or remove the entire tumor or organ affected. For example, many tumors located near the base of the skull are difficult to treat with traditional surgery without substantial risk of injury to the visual pathways or other critical brain regions.

        Traditional surgery is highly invasive because it requires entering the body by incision, painful and involves significant operative and post-operative risks, including risks associated with anesthesia, infection and other complications. For example, surgery is very difficult to perform on lung tumors because incisions in the sternum are often required to access the lung and because the lung is in motion due to respiration. Lung surgery also entails significant risks of post-surgical complications, including severe bleeding and pneumonia. Traditional surgery also entails significant costs and recovery times, particularly for more complex and difficult surgeries. In addition, for elderly or seriously ill patients, surgery is not typically an alternative, even if the tumor were otherwise operable.

        Over the past several years, minimally invasive surgical techniques have been developed to destroy tumors including cryotherapy, which is the freezing of cancer cells, radiofrequency ablation, a process which heats and destroys tumors, and injection of ethanol directly into tumors; however, these techniques have significant limitations. Cancer cells may not be fully ablated or destroyed and the energy source used in the procedure may damage adjoining healthy tissue or organs. In addition, these techniques are currently only available for a limited range of cancer indications. As a result, these techniques remain in limited use.

Radiation Therapy

        Radiation therapy has been used for several decades to treat the area around a tumor site, typically as an adjunct to surgery after the tumor has been removed, in an attempt to eliminate remaining cancer cells in that area. Radiation therapy is also used to directly target the tumor in certain instances when surgery is not possible. The goal of radiation therapy is to eliminate all cancer cells in an intended treatment region. However, healthy tissue outside of the intended treatment region also receives substantial radiation. In order to minimize the damage to healthy tissue surrounding the tumor area, a large number of fractions, or staged treatments, are administered daily over multiple weeks. Despite staging treatments over a period of time, or fractionation, radiation therapy can still damage healthy tissue in the treated region, particularly since treatment delivery is relatively imprecise. Besides the potential damage to healthy tissue, radiation therapy may have a number of other adverse side effects including nausea and skin reactions. The nature and severity of these side effects can vary significantly depending on the area of the body treated and on the patient.

        Improvements in radiation therapy.    Recent advances in radiation therapy have focused on improving the shaping and targeting of the radiation beams to minimize irradiation of healthy tissue. These advances include the development of Intensity Modulated Radiation Therapy, or IMRT, which is designed to vary the intensity and shape of the radiation beam delivered to the tumor, and Image-Guided Radiation Therapy, or IGRT, which is designed to improve targeting accuracy. However, the majority of these treatments are delivered using gantry-based linear accelerator systems that rotate the radiation source on a single axis and therefore have a limited range of motion, which restricts treatment delivery options and generally requires manual repositioning of the patient during treatment. In addition, IMRT and IGRT have a limited ability to accurately target tumors, to conform to tumor shape, and to detect and compensate for tumor and patient motion during treatment. This results in having a cumulative radiation dose pattern for IMRT and IGRT treatments which generally includes not only the tumor, but also surrounding healthy tissue.

Development of Radiosurgery

        Based on the demonstrated principles of radiation as a method of destroying cancer cells, manufacturers have developed radiosurgery systems that have initially shown to be effective in the treatment of brain tumors and there have been various attempts to develop similarly accurate systems to perform radiosurgery elsewhere in the body. By destroying the tumor with a high dose of radiation, radiosurgery systems have been shown to be effective at local control without the risks, costs and other limitations of traditional surgery. Radiosurgery systems differ from traditional radiation therapy systems in that they are designed to deliver a very high cumulative dose of radiation, in a single or small number of treatments specifically targeted at the tumor rather than at a region surrounding the tumor area. The delivery of more accurate radiation allows higher doses to be delivered, increasing the probability of tumor cell death and better local control. In addition, radiosurgery can be used on patients who cannot, due to advanced age or other health reasons, tolerate traditional surgery.

        Frame-based radiosurgery.    One of the initial radiosurgery techniques was frame-based radiosurgery for the treatment of brain tumors, which requires attaching a rigid frame to the patient's skull to immobilize the patient's head and to aid in targeting the tumor. This procedure begins by attaching a rigid frame to the patient's head by screwing it into the skull through the skin. Besides immobilizing the patient, the frame forms a fixed coordinate system that is used to target a tumor inside the head. Once the frame is attached, the physician then images the head, typically with a computed tomography, or CT, scan, to identify the tumor location relative to the frame. The physician then uses the acquired images to develop a treatment plan, and the patient receives treatment. The entire process usually lasts between four and eight hours.

        Although frame-based radiosurgery represents an advancement in cancer treatment, it has significant shortcomings. The necessity for a rigid frame to be screwed into a patient's skull or affixed to the body restricts the area of the body which can be treated. In addition, frame-based radiosurgery systems do not generally succeed in conforming the radiation dose to the tumor, because beam orientations are limited, and therefore it is difficult to match the shape of the treated volume with the shape of the tumors. Further, because it is difficult to precisely reposition the head frame for multiple treatments, these systems are very rarely used when more than one dose of radiation is required. Frame-based radiosurgery approaches have been used for treatment of tumors in other parts of the body, but suffer from significant drawbacks. In particular, it is not practical to attach a frame rigidly to parts of the body other than the head. Tumors in soft tissue organs such as the lung, liver, pancreas and prostate are not rigidly fixed to any external reference points and can move significantly during treatment due to normal bodily functions. Frame-based approaches to delivering radiosurgery for tumors in such locations are rarely as accurate as frame-based systems used to treat brain tumors. This lack of accuracy for tumors located outside the head may compromise the efficacy of traditional radiosurgery and increase the likelihood of delivering significant radiation doses to otherwise healthy tissue.

The CyberKnife System Solution

        We have developed and commercialized the CyberKnife system, an intelligent robotic radiosurgery system designed to treat solid tumors throughout the body where radiation is indicated as an alternative to traditional surgery. The CyberKnife system combines continuous image-guidance technology with a compact linear accelerator mounted on a computer-controlled manipulator arm to precisely deliver high doses of radiation to a tumor from many different directions. Our system tracks, detects and corrects for tumor and patient movement in real-time during treatment and precisely delivers high doses of radiation to a tumor typically with sub-millimeter accuracy. Key benefits of the CyberKnife system include:

        Treatment of inoperable or surgically complex tumors.    The CyberKnife system can be used to target tumors that cannot be easily treated with traditional surgical techniques because of their location, number, size, shape or proximity to vital tissues or organs, or because of the age or health of the patient. The CyberKnife system's intelligent robotics are designed to enable the delivery of radiation doses that conform closely to the shape of the tumor. This enables the precise targeting of a tumor, while at the same time minimizing damage to surrounding healthy tissue. Treatments performed with the CyberKnife system can also be staged over two to five treatment sessions.

        Treatment of tumors throughout the body.    The CyberKnife system has been cleared by the FDA to provide treatment planning and image-guided radiosurgery for tumors anywhere in the body where radiation treatment is indicated. Unlike frame-based radiosurgery systems, which are generally limited to treating brain tumors, the CyberKnife system is being used for the treatment of primary and metastatic tumors outside the brain, including tumors on or near the spine and in the lung, liver, prostate and pancreas.

        Real-time tracking of tumor movement.    We believe the CyberKnife system is the first device that is designed to enable the treatment of tumors that may change position due to tumor and patient movement during treatment with a level of accuracy associated with radiosurgery procedures for brain tumors. In addition, our Synchrony motion tracking system enables highly accurate treatment of tumors that move with respiration.

        Significant patient benefits.    Patients may be treated with the CyberKnife system on an outpatient basis without anesthesia and without the risks and complications inherent in traditional surgery. The CyberKnife procedure is well tolerated. Patients do not require substantial pre-treatment preparation, and typically there is little to no recovery time or hospital stay associated with the CyberKnife procedure. In addition, the CyberKnife system eliminates the need for an invasive rigid frame to be screwed into the patient's skull or affixed to other parts of the body.

        Facilitates additional revenue generation through increased patient volumes.    We believe that the CyberKnife system allows our customers to effectively treat patients that otherwise would not have been treated with radiation or who may not have been good candidates for surgery. Therefore, we believe the treatment of these patients generates additional revenue without affecting our customers' traditional radiation therapy practices. In addition, because the CyberKnife treatment is a non-invasive, outpatient procedure requiring little or no recovery time, hospitals can treat more patients than through traditional surgery. In traditional surgery, the time a patient must be at the facility for the procedure and the recovery time tend to be measured in days. With the CyberKnife system, the entire procedure is generally completed within 90 minutes, and the patient often leaves the facility very shortly after treatment. Even if the patient receives four to five treatments, the total time the patient is at the hospital or treatment center is still shorter than with traditional surgery. Furthermore, the additional time the patient must be at the hospital, the more resources the hospital must dedicate to the patient. The reduction in overall time and resources required for the CyberKnife procedure, when compared to traditional surgery, leads to an increase in the volume of procedures performed and lower per procedure costs for the hospital. The combination of incremental revenue generation and lower per procedure cost makes the CyberKnife system an attractive addition to our customers' cancer treatment practice.

        Upgradeable modular design.    Our CyberKnife system has a modular design which facilitates the implementation of upgrades without requiring our customers to purchase an entirely new system. We have a well-established track record of developing and delivering state-of-the-art upgrades to our customers, enabling our customers to take advantage of the continued evolution of our CyberKnife system. We continue to develop and offer new clinical capabilities enhancing ease of use, reducing treatment times, improving accuracy and improving patient access.

Our Strategy

        Our goal is to have the CyberKnife system become the standard of care for the treatment of solid tumors, particularly those that are difficult to treat with traditional surgery. We believe our technology can significantly enhance the applications of radiosurgery by increasing the number and type of tumors which can be treated effectively. Key elements of our strategy include the following:

        Increase physician adoption and patient awareness to drive utilization.    We are continually working to increase adoption and awareness of our CyberKnife system and demonstrate its advantages over traditional treatment methods. We intend to increase the number of worldwide sales and marketing personnel in order to increase sales and drive utilization of the CyberKnife system. In addition, we will continue to hold and sponsor symposia and educational meetings and to support clinical studies in an effort to demonstrate the clinical benefits of the CyberKnife system. Finally, we will continue to assist our customers in increasing patient awareness in their communities by helping them develop marketing and educational campaigns.

        Continue to expand the radiosurgery market.    While radiosurgery has traditionally been used to treat brain tumors, the CyberKnife system has received FDA clearance for and is increasingly being used to treat tumors anywhere in the body where radiation is indicated. Based on customer data, more than 50% of patients treated with the CyberKnife system in the United States during the three months ended September 30, 2006 were treated for tumors outside of the brain. We are facilitating studies to further demonstrate the CyberKnife system's efficacy for treating tumors outside of the brain, and we believe these studies will increase overall utilization of the CyberKnife system and continue to expand the number of patients eligible for radiosurgery. In addition, we are continuing to develop new upgrades to enable the CyberKnife system to be even better suited for treating tumors anywhere in the body where radiation is indicated.

        Continue to innovate through clinical development and collaboration.    The clinical success of the CyberKnife system is due in large part to the collaborative partnerships we have developed over the last decade with clinicians, researchers and patients. We proactively seek out and rely on constructive feedback from CyberKnife system users to learn what is needed to enhance the technology. Due to this collaborative process, we continually refine and upgrade the CyberKnife system, which ultimately improves our competitive position in the radiosurgery market. Our upgrades are designed to improve the ease of use and accuracy of treatment, decrease the treatment times, and improve the utilization for specific types of tumors. For example, in recent years, we introduced Synchrony, a motion tracking system that is designed to track tumors that move with patient respiration and the Xsight Spine Tracking System, a new target tracking technology, which eliminates the need for surgical implantation of small, inert metal markers, known as fiducials, in the treatment of spinal tumors. In 2006, we introduced the Patient Archive and Restore System, the RoboCouch patient positioning system, the Xsight Lung Tracking System and the Xchange robotic collimator changer. We also maintain close relationships with our customers through our shared ownership programs and service plans. This further enables us to understand their needs and allows us to develop new technologies and upgrades that improve and expand clinical applications and drive increased utilization of our CyberKnife system.

        Leverage our installed base to generate additional recurring revenue.    We have designed the CyberKnife system so that customers may upgrade their previously purchased systems as we introduce new features. We generate additional revenue by selling multiyear service plans that provide eligibility to receive upgrades, when and if available. These contracts are typically signed at the time of CyberKnife system purchase and generate additional revenue throughout the life of the contract. In addition, we sell upgrades to our existing customers who are not covered by service plans or who have exhausted the upgrades deliverable pursuant to their service plans. Finally, we offer shared ownership programs, which enable customers to reduce the upfront investment required for the CyberKnife system in exchange for sharing a significant portion of revenue with us that is derived from each procedure.

        Continue to expand international sales and geographic reach.    We intend to increase our sales and distribution capabilities outside of the United States to take advantage of the large international opportunity for our products. We currently have regional offices in Paris, France and Hong Kong, China, and our sales and distribution channels cover more than 30 countries. We intend to increase our international revenue by increasing the number of distributors and direct sales and support personnel in targeted new international markets, and by further penetrating our established international markets.

        In an effort to streamline our sales efforts in Japan, our former distributor Meditec Corporation, transferred all of its inventory to our existing distributor Chiyoda Technol Corporation in fiscal year 2006. As part of that inventory transfer our former distributor, Meditec paid us a lump sum payment for such inventory. Such payment was over 10% of our total net revenue for the fiscal year ended June 30, 2006. Meditec is a subsidiary of Marubeni Corporation, one of our stockholders.

        Pursue acquisitions, strategic partnerships and joint ventures.    We intend to actively pursue acquisitions, strategic partnerships and joint ventures that we believe may allow us to complement our growth strategy, increase market share in our current markets and expand into adjacent markets, broaden our technology and intellectual property and strengthen our relationships with our customers.

The CyberKnife System

        Our principal product is the CyberKnife system, an intelligent robotic radiosurgery system that enables the treatment of tumors anywhere in the body where radiation is indicated without the need for invasive surgery or rigid frames. The current list price for the CyberKnife system is approximately $4.1 million, which includes initial training, installation and a one-year warranty. We also offer optional hardware and software, technical enhancements and upgrades to the CyberKnife system, as well as service contracts and training to assist customers in realizing the full benefits of the CyberKnife system. As of September 30, 2006, we had 83 units installed at customer sites: 52 in the United States, 10 of which are pursuant to our shared ownership programs, 24 in Asia and 7 in Europe. In addition as of September 30, 2006, we had 78 CyberKnife systems pending installation, 12 of which will be placed pursuant to our shared ownership programs.

        The CyberKnife system combines continuous image-guidance technology with a compact linear accelerator mounted on a computer-controlled manipulator arm to precisely deliver high doses of radiation to the tumor from numerous directions during treatment. Our patented image-guidance technology correlates low dose, real-time treatment X-rays with images previously taken with a CT scan of the tumor and surrounding tissue to precisely direct each beam of radiation. This enables delivery of a highly conformal, non-isocentric dose of radiation to the tumor, with minimal radiation delivered to surrounding healthy tissue. With its autonomous ability to track, detect and correct for even the slightest tumor and patient movement throughout the entire treatment, the CyberKnife system gives clinicians an effective, uninterrupted and accurate treatment alternative.

        Key components and technologies of the CyberKnife system include the following:

        Compact X-band linear accelerator.    This compact linac generates the radiation that destroys the tumor. We believe we are the only commercial manufacturer of a compact X-band linac. This technology allows us to manufacture linacs that are smaller and weigh significantly less than standard medical linacs used in radiation therapy while achieving similar performance. Our linac can provide high energy X-ray beams of different diameters and intensities without the use of radioactive material.

        Robotic manipulator.    The manipulator arm, with six-degrees-of-freedom range of movement, is designed to move and direct the linac with an extremely high level of precision and repeatability. The manipulator arm allows doses of radiation to be delivered from nearly any direction and position, without the limitations of gantry-based systems, creating a non-isocentric composite dose pattern that can precisely conform to the shape of each treated tumor. This flexibility enhances the ability to diversify beam trajectories and beam entrance and exit points, helping to minimize risks of radiation damage to healthy cells near the tumor. Furthermore, the rapid response time of the manipulator arm allows tracking of tumors that move with respiration in real-time.

        Real-time image-guidance system with continuous target tracking and feedback.    Without the need for clinician intervention or treatment interruption, the CyberKnife system's revolutionary real-time image-guided robotics enables the CyberKnife system to continuously monitor and correct for patient and tumor movements throughout treatment. The CyberKnife system is able to provide the precise delivery of radiation because of the virtually instantaneous and continuous feedback loop between X-ray-based target localization and automatic correction of the radiation beam throughout the entire treatment. This target tracking and feedback technology uses two digital image detectors to capture low energy X-ray images. The image guidance software carries out an automated comparison of the X-ray images with the patient's CT scan to detect, track and correct for any movement of the tumor or patient before and during the treatment delivery. This allows the CyberKnife system to dynamically target the tumor and adjust the position of the beam to follow the motion of the tumor throughout the treatment, directing the beam to precisely match tumor movement.

        X-ray sources.    The low-energy X-ray sources generate X-ray images to determine the location of bony landmarks or implanted fiducials throughout the entire treatment.

        Image detectors.    The image detectors capture high-resolution anatomical images throughout the treatment. These live images are continually compared to previously captured digitally reconstructed radiographs to determine real-time patient positioning. Based on this information, the robotic manipulator instantly corrects for any detected movement. In October 2005, we introduced larger, in-floor X-ray image detectors, which provide greater treatment access.

        In addition to the key components listed above, we also offer the following components and features, several of which have been introduced as upgrades since 2004, including:

        Synchrony respiratory tracking system.    The CyberKnife system employs a proprietary motion tracking system called Synchrony, for targeting tumors that move during respiration. Synchrony software and hardware correlate tumor movement due to respiration with the CyberKnife system treatment beam allowing it to continuously track the tumor as it moves throughout the respiratory cycle. Through this process the CyberKnife system delivers beams synchronized in real-time to tumor position while adapting to changes in breathing patterns, allowing for the delivery of highly conformed radiation beams while reducing areas exposed to radiation and unprecedented clinical accuracy of approximately 1.5 millimeters.

        Xsight Spine Tracking System.    For most extracranial tumors, the CyberKnife system uses implanted fiducials to track the position of the tumor throughout treatment. However, the Xsight Spine Tracking System eliminates the need for surgical implantation of fiducials in the delivery of radiosurgery treatments on or near the spine. The Xsight Spine Tracking System utilizes skeletal structures to automatically locate and track tumors with sub-millimeter accuracy. We believe no other commercially available technology today offers this capability.

        RoboCouch patient positioning system.    Fully integrated with the CyberKnife system, the RoboCouch intelligently positions the patient to the planned treatment position with unprecedented accuracy, providing not only greater set up precision, but significantly streamlining the patient set up process. The versatility of the RoboCouch allows for automated patient positioning prior to treatment. Additionally, the RoboCouch offers greater positioning flexibility, a lower patient loading height, and a higher patient weight capacity limit when compared to our AXUM treatment couch.

        Xsight Lung Tracking System.    The Xsight Lung Tracking System delivers radiosurgical accuracy to some lung tumors without the need for implanted fiducials. The Xsight Lung Tracking System directly tracks the anatomy of the tumor. Integrated with the Synchrony Respiratory Tracking System, treatment margins are significantly minimized by tracking the motion of the tumor as it moves in respiration.

        Xchange robotic collimator changer.    The Xchange robotic collimator changer automatically exchanges secondary collimators, which determine the radiation beam size, during the treatment. The use of multiple collimators can enable faster treatments than the use of a single collimator.

        In-Room CT System.    The In-Room CT System enables diagnostic quality 3D and 4D patient imaging just prior to treatment. Combined with the RoboCouch patient positioning system, the In-Room CT System provides a smooth and efficient scan-to-treatment transition without having to re-enter the treatment room or manually move the patient.

        4D Treatment Optimization and Planning System.    Our 4D Treatment Optimization and Planning System optimizes treatment by taking into account the movement of the tumor as well as the movement and deformation, or change in shape, of the surrounding tissue, thereby minimizing margins and radiation exposure to healthy tissue.

        MultiPlan treatment planning system.    Our proprietary intuitive planning system called MultiPlan is designed for radiosurgery and includes a standard computer workstation. MultiPlan calculates a treatment plan that produces a pattern of radiation designed to conform to the tumor. The MultiPlan system uses input images from multiple modalities, including computed tomography, or CT, magnetic resonance imaging, or MRI, positron emission tomography, or PET, and 3D angiography. After the physician outlines a tumor and critical adjacent tissues on the computer, a radiation scientist uses the MultiPlan system to plan the number, intensity, position and direction of radiation beams. Using unique and patented software algorithms, the system calculates and displays the resultant treatment plan for evaluation, optimization and approval by the physician.

        Patient Archive and Restore System.    The Patient Archive and Restore System increases utilization by moving the archive and restore processes from the treatment delivery workstation to an independent archiving system.

        InView remote review system.    The CyberKnife system employs a remote review workstation to allow referring physicians to participate in the treatment process, called InView. InView allows physicians to combine and contour diagnostic images as well as review potential treatment plans as generated by MultiPlan prior to the CyberKnife procedure. By placing InView in physician offices or clinics, we believe that we can expand the number of patients referred for treatment using the CyberKnife system.

        AXUM treatment couch.    AXUM is a computer-controlled treatment couch integrated with the image- guidance system that automatically aligns the patient for treatment at the beginning of the procedure. AXUM moves the treatment couch to position the patient so that the tumor is in the center of the imaging field. When the tumor is correctly positioned, treatment begins and the CyberKnife system tracking software guides the radiation beams to the precise tumor location.

CyberKnife System Clinical Workflow

        The CyberKnife procedure involves scanning, planning, treatment and follow-up, and may be performed on an outpatient basis.

        Scanning.    Prior to treatment with the CyberKnife system, the patient undergoes imaging procedures to determine the size, shape and location of the tumor. The process begins with a standard high-resolution CT scan. Preparation for the scan may also include the placement of fiducials, in or around the tumor when treating tumors outside the brain. For certain tumors, such as brain and spinal tumors, where greater differentiation between different types of soft tissue is required, other imaging techniques, such as MRI, angiography, or PET, may also be used to more accurately differentiate the tumor from surrounding healthy tissue. Our software helps integrate CT scans and other imaging data into the pre-treatment planning process.

        Planning.    Following the scanning, the image data is then digitally transferred to the CyberKnife system's treatment planning workstation, where the treating physician identifies the exact size, shape and location of the tumor to be targeted and the surrounding vital structures to be avoided. A qualified physician and/or radiation scientist or physicist then uses our proprietary software to generate a treatment plan to provide the desired radiation dose to the identified tumor location without exceeding the tolerance of adjacent healthy tissue. As part of the treatment plan, our proprietary planning software automatically determines the number, duration and angles of delivery of the radiation beams.

        Treatment.    During a CyberKnife procedure, a patient lies on the treatment table, which automatically positions the patient. Anesthesia is not required, as the procedure is painless and non-invasive. The treatment, which generally lasts between 30 and 90 minutes, typically involves the administration of between 100 and 200 radiation beams delivered from different directions, each lasting from 10 to 15 seconds. Prior to the delivery of each beam of radiation, the CyberKnife system has the ability to simultaneously take a pair of X-ray images and compare them to the original CT scan. This image guided approach continuously tracks, detects and corrects for any movement of the patient and tumor throughout the treatment to ensure precise targeting. The patient usually leaves the facility immediately upon completion of the procedure.

        Follow-up.    Follow-up imaging, generally with either CT or MRI, is usually performed in the weeks and months following the treatment to confirm the destruction and eventual elimination of the treated tumor.

Shared Ownership Programs and Other Services

        We provide a variety of services to support the operation and use of our CyberKnife systems. We expect that these services will enable us to generate a recurring revenue stream that will continue to make up an important portion of our revenue.

CyberKnife System Shared Ownership Programs

        We offer shared ownership programs under which we provide a CyberKnife system to a customer while retaining ownership of that system. In addition, we provide physician training, educational support, general reimbursement guidance and technical support, as well as possible future upgrades to customers under this program. In return, these customers are generally required to pay us the greater of a minimum payment or a portion of the revenue generated through the use of the CyberKnife system. Generally, this minimum monthly payment is equivalent to the revenue generated from treating three to four patients per month, and any revenue received from additional patients is shared between us and the customer. Customers who participate in our shared ownership programs are responsible for costs associated with facility preparation and professional and administrative personnel required to operate the CyberKnife system. Our legacy shared ownership programs were known as our placement programs.

        The shared ownership programs typically have a term of five years, during which the customer has the option to purchase the system at pre-determined prices. As of September 30, 2006, we had entered into 22 shared ownership programs, of which 10 are installed and 12 are pending installation.

Warranty and Support Services

        We provide a one-year warranty on the purchase of the CyberKnife system. In addition, for a fee that is fixed at the time of purchase, customers can enroll in one of our multiyear service plans:

        Diamond Elite multiyear service plan.    Under our Diamond Elite multiyear service plan, or Diamond plan, our customers have the opportunity to acquire up to two unspecified future upgrades per year, when and if they become available. If we offer more than two upgrades a year, customers can exchange their right to receive future upgrades for the current upgrades available. The Diamond plan currently lists in the United States for $460,000 per year, and provides for annual renewals for four years.

        Ruby multiyear service plan.    Under our Ruby multiyear service plan, or Ruby plan, customers outside the United States have the opportunity to acquire up to two unspecified future software upgrades per year when and if they become available. The Ruby multiyear service plan currently lists for $380,000 per year and provides for annual renewals for four years.

        Basic and Emerald multiyear service plans.    We also offer a basic multiyear service plan, and our Emerald multiyear service plan, or Emerald plan, following the initial one-year warranty period. Under our Emerald plan, customers receive a higher level of support, including a faster response time and coverage for all replacement parts. The current annual prices of our basic and Emerald service plans are $220,000 and $275,000, respectively.

        Legacy multiyear service plans.    Prior to November 2005, we offered our Platinum multiyear service plan, or Platinum plan, to customers in the United States and our Gold Elite multiyear service plan, or Gold plan, to customers outside the United States. While these plans are no longer offered, as of September 30, 2006 we were still servicing approximately 29 customers pursuant to Platinum plans and approximately 16 customers through our distributors pursuant to Gold plans. These multiyear service plans typically provide for annual renewals for four years, including the one-year warranty period.

        Under our Platinum plan, in addition to technical support, customers have the opportunity to acquire at least two future upgrades per year for a maximum of eight upgrades over the three or four year term of the arrangement, for an annual fee of approximately $425,000. If we do not offer at least two upgrades per year, the customer would be entitled to a refund of $100,000 for each upgrade not offered. To date no refunds have been required or are due pursuant to these multiyear service plans.

        Under our Gold plan, customers typically have the opportunity to acquire up to two unspecified future software upgrades per year, for an annual fee of $350,000. If we do not offer an upgrade in any particular year, the customer would be entitled to a refund of $100,000 for each upgrade not offered, except in Japan. Pursuant to the Gold plan customers are required to pay for additional hardware if required for the implementation of new software features.

        Installation and service.    We perform the installation and service of the CyberKnife system in the United States and in selected countries outside the United States. In addition, we have trained third-party service organizations and trained our distributors in Korea and Italy to perform the CyberKnife system installation and service. We employ service engineers and technical staff with a high degree of expertise, which is required due to the complexity of the CyberKnife system. As of September 30, 2006, we had 65 engineers, technicians and support personnel in our installations, service and support group. We intend to increase the number of our installation and service personnel as our sales increase.

        Training.    In addition to the training we offer with the initial installation of the CyberKnife system and the training required when an upgrade is installed, we offer various training sessions for our customers or our distributors for an additional fee.

Sales and Marketing

        We currently market the CyberKnife system through a direct sales force in the United States and a combination of direct sales personnel and distributors in the rest of the world. Support of our international sales is handled through our European and Asian headquarters in Paris, France and in Hong Kong, China. As of September 30, 2006, we had a total of 94 employees in our worldwide sales and marketing group. We expect to continue to increase the number of sales and marketing personnel as we expand our business.

        In the United States we use a combination of sales directors, sales specialists, customer account sales executives, product managers, account managers and training specialists. Sales directors and sales specialists are responsible for selling the CyberKnife system to hospitals and stand-alone treatment facilities. Customer account sales executives sell upgrade products to existing customers. Our product managers help market our current products and work with our engineering group to identify and develop upgrades and enhancements for the CyberKnife system. Our account managers are primarily responsible for supporting the CyberKnife systems with marketing and education after installation is completed. Our training specialists train radiation oncologists, surgeons, physicists and radiation therapists.

        In addition to marketing to hospitals and stand-alone treatment facilities, we market to radiation oncologists, neurosurgeons, general surgeons, oncology specialists and other referring physicians. We will continue to increase our focus on marketing and education efforts to surgical specialists and oncologists responsible for treating tumors throughout the body. Our marketing activities also include efforts to inform and educate cancer patients about the benefits of the CyberKnife system.

        According to the American Society for Therapeutic Radiology and Oncology, or ASTRO, as of 2004 there were approximately 2,010 hospitals and stand-alone treatment facilities in the United States providing radiation therapy services. There are a total of 5,756 hospitals in the United States registered with the American Hospital Organization as of 2004. Our sales and marketing strategy is to target the hospitals and treatment facilities currently providing radiation therapy services, however, in the future we believe that the CyberKnife system will be marketed to hospitals that do not have radiation therapy facilities. In addition, we believe that free-standing cancer centers present a future opportunity to market the CyberKnife system within the United States.

Manufacturing and Assembly

        We purchase major components of the CyberKnife system, including the robotic manipulator, treatment table or robotic couch, magnetron, which creates the microwaves for use in the linac, imaging cameras and computers, from outside suppliers. We manufacture certain other electronic and electrical subsystems, including the linac, at our Sunnyvale, California facility. We then assemble and integrate these components with our proprietary software for treatment planning and treatment delivery and perform essential testing prior to shipment to customer sites. Approximately 50,000 square feet in our Sunnyvale facilities are presently dedicated to these manufacturing and assembly activities.

        In January 2005, we acquired American Science and Engineering's, or AS&E, High Energy Systems, or HES, business for $8.4 million. This acquisition provided us with the sole ownership of the intellectual property associated with our X-band linac, trade secrets and know-how used in the manufacturing process and included the hiring of key technologists previously employed by AS&E. HES had been the sole source manufacturer of the linac used in the CyberKnife system.

        Single source suppliers presently provide us with several components, including the magnetron, the treatment couches and the imaging plates. In most cases, if a supplier were unable to deliver these components, we believe that we would be able to find other sources for these components subject to any regulatory qualifications, if required. In the event of a disruption in any of these suppliers' ability to deliver a component, we would need to secure a replacement supplier. Additionally, any disruption or interruption of the supply of key subsystems could result in increased costs and delays in deliveries of CyberKnife systems, which could adversely affect our reputation and results of operations.

Intellectual Property

        The proprietary nature of, and protection for, our products, product components, processes and know-how are important to our business. We seek patent protection in the United States and internationally for our product systems and other technology where available and when appropriate. Our policy is to patent or in-license the technology, inventions and improvements that we consider important to the development of our business. In addition, we use license agreements to selectively convey rights to our intellectual property to others. We also rely on trade secrets, know-how and continuing innovation to develop and maintain our competitive position.

        As of November 30, 2006, we held 10 U.S. patents, 3 allowed U.S. patent applications, 59 pending U.S. patent applications, and are pursuing additional U.S. patent applications on additional key inventions to enhance our intellectual property rights. The first of our patents will expire in 2010 and currently the last of our patents will expire in 2026. As of November 30, 2006, we also held 21 foreign patents, 14 pending published Patent Cooperation Treaty applications and 29 foreign patent applications which correspond to our issued U.S. patents and pending U.S. patent applications. We cannot be sure that any patents will issue from any of our pending patent applications, nor can we assure you that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our technology. An additional key component of our intellectual property is our proprietary software used in planning and delivering the CyberKnife system's therapeutic radiation dose. Through the HES acquisition, we acquired certain intellectual property rights for the compact linac used in current versions of the CyberKnife system.

        In addition to our patents, we also rely upon trade secrets, know-how, trademarks, copyright protection and continuing technological and licensing opportunities to develop and maintain our competitive position. We require our employees, consultants and outside scientific collaborators to execute confidentiality and invention assignment agreements upon commencing employment or consulting relationships with us.

        Patents may provide some degree of protection for our intellectual property. However, patent protection involves complex legal and factual determinations and is therefore uncertain. In addition, the laws governing patentability and the scope of patent coverage continue to evolve, particularly in the areas of technology of interest to us. As a result, we cannot assure you that patents will issue from any of our patent applications. The scope of any of our issued patents may not be sufficiently broad to offer meaningful protection. In addition, our issued patents or patents licensed to us may be successfully challenged, invalidated, circumvented or unenforceable so that our patent rights would not create an effective competitive barrier. Moreover, the laws of some foreign countries may not protect our proprietary rights to the same extent as do the laws of the United States. In view of these factors, our intellectual property positions bear some degree of uncertainty.

        We have also entered into licensing agreements with third parties relating to rights and technologies. On January 30, 1991, we entered into a Manufacturing License and Technology Transfer Agreement with Schonberg Radiation Corporation under which Schonberg granted us a perpetual exclusive license to use and manufacture products utilizing some of Schonberg's patent and other intellectual property rights relating to the design, engineering and manufacturing of the compact linacs that may be used in the CyberKnife system for medical applications.

        In December 2004 and in connection with the HES acquisition, we entered into a license agreement with AS&E relating to the intellectual property we obtained from the HES acquisition. We granted AS&E an exclusive, worldwide, fully paid license for use of the purchased intellectual property in the national security and non-destructive testing markets, as well as a non-exclusive worldwide, fully paid license of the intellectual property for all uses other than (a) the national security and non-destructive testing markets and (b) medical use or applications. In addition, we received an exclusive, worldwide, fully paid license to any modifications, improvements, enhancements or new developments to the acquired intellectual property by AS&E which are limited to medical uses or applications. We recently began the development of a next-generation linac, using technology developed independently from the intellectual property we obtained from the HES acquisition. We are developing this technology for medical uses and applications and other markets, including national security and non-destructive testing. In October 2006, we received a letter from AS&E expressing concerns that we may be using the intellectual property obtained from the HES acquisition in a manner that breaches, or may intend to breach, our contractual obligations under the license agreement. While we do not believe our activities breach or violate the terms of the license agreement, we cannot assure you that AS&E will not assert that we are breaching our obligations under our license agreement with them.

        On July 9, 1997, we entered into a license agreement with The Board of Trustees of the Leland Stanford Junior University for technology and patents to develop, manufacture, use and sell products utilizing feature matching technology to align images used in radiosurgery.

        Although we are not currently a party to any legal proceedings relating to our intellectual property, in the future, third parties may file claims asserting that our technologies or products infringe on their intellectual property. We cannot predict whether third parties will assert these claims against us or against the licensors of technology licensed to us, or whether those claims will harm our business. If we are forced to defend against these claims, whether they are with or without any merit, whether they are resolved in favor of or against us or our licensors, we may face costly litigation and diversion of management's attention and resources. As a result of these disputes, we may have to develop costly non-infringing technology, or enter into licensing agreements. These agreements, if necessary, may be unavailable on terms acceptable to us, if at all, which could seriously harm our business or financial condition.

Research and Development

        Continued innovation is critical to our future success. Our current product development activities include projects expanding clinical applications in radiosurgery, driving product differentiation, and continually improving the CyberKnife system's capabilities. Some of our product upgrades include AXUM, Express, Synchrony, Xsight Spine Tracking System, InView, MultiPlan and RoboCouch. Research activities strive to enable new product development opportunities by developing new technologies and advancing areas of existing core technology such as a next generation linac.

        The modular design of our products supports rapid development for new clinical capabilities and performance enhancements by generally allowing each subsystem to evolve within the overall platform design. Access to regular product upgrades protects customer investment in the CyberKnife system, facilitates the rapid adoption of new features and capabilities among existing installed base customers, and drives increasing value in our multiyear service plans. These upgrades will generally consist of software and hardware enhancements designed to increase the ease of use of our CyberKnife system and improve the speed and accuracy of treatment.

        As of September 30, 2006, we had 96 employees in our research and development departments. Research and development expenses for the fiscal years ended June 30, 2004, 2005 and 2006 were $7.3 million, $11.7 million and $17.8 million, respectively, and $6.2 million for the quarter ended September 30, 2006. We plan to continue to increase our investment in research and development in future periods.

Competition

        The medical device industry in general, and the non-invasive cancer treatment field in particular, are subject to intense and increasing competition and rapidly evolving technologies. Because our products often have long development and government approval cycles, we must anticipate changes in the marketplace and the direction of technological innovation and customer demands. To compete successfully, we will need to continue to demonstrate the advantages of our products and technologies over well-established alternative procedures, products and technologies, and convince physicians and other healthcare decision makers of the advantages of our products and technologies. Traditional surgery, minimally invasive procedures, radiation therapy chemotherapy and other drugs are other means to treat cancer. Also, we compete directly with frame-based radiosurgery systems primarily from Elekta AB (publ), or Elekta, BrainLAB AG, and the Integra Radionics business of Integra Life Sciences Holding Corporation.

        The market for standard linacs is dominated by three companies: Elekta, Siemens AG, or Siemens, and Varian Medical Systems, Inc., or Varian. In addition, a new entrant, TomoTherapy Incorporated, or

TomoTherapy, recently introduced a radiation therapy product. The CyberKnife system does not perform radiotherapy, which uses low doses of radiation over a long period of time with fractionated treatments to kill cancer cells, and generally does not compete directly with standard medical linacs that perform traditional radiotherapy, although some manufacturers of standard accelerator systems, including Varian and Elekta, have products that can be used in combination with body and/or head frame systems and image-guidance systems to perform radiosurgery. In addition, many government, academic and business entities are investing substantial resources in research and development of cancer treatments, including surgical approaches, radiation treatment, drug treatment, gene therapy, which is the treatment of disease by replacing, manipulating, or supplementing nonfunctional genes, and other approaches. Successful developments that result in new approaches for the treatment of cancer could reduce the attractiveness of our products or render them obsolete.

        Our future success will depend in large part on our ability to establish and maintain a competitive position in current and future technologies. Rapid technological development may render the CyberKnife system and its technologies obsolete. Many of our competitors have or may have greater corporate, financial, operational, sales and marketing resources, and more experience in research and development than we have. We cannot assure you that our competitors will not succeed in developing or marketing technologies or products that are more effective or commercially attractive than our products or that would render our technologies and products obsolete. We may not have the financial resources, technical expertise, marketing, distribution or support capabilities to compete successfully in the future. Our success will depend in large part on our ability to maintain a competitive position with our technologies.

        Our competitive position also depends on:

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  widespread awareness, acceptance and adoption by the radiation oncology and cancer therapy markets of our products;

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  the discovery of new technologies that improve the effectiveness and productivity of the CyberKnife system radiosurgery process;

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  product coverage and reimbursement from third-party payors, insurance companies and others;

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  properly identifying customer needs and delivering new upgrades to address those needs;

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  published studies supporting the efficacy and safety of the CyberKnife system;

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  limiting the time required from proof of feasibility to routine production;

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  limiting the timing and cost of regulatory approvals;

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  the manufacture and delivery of our products in sufficient volumes on time, and accurately predicting and controlling costs associated with manufacturing, installation, warranty and maintenance of the products;

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  our ability to attract and retain qualified personnel;

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  the extent of our patent protection or our ability to otherwise develop proprietary products and processes;

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  securing sufficient capital resources to expand both our continued research and development, and sales and marketing efforts; and

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  obtaining any necessary United States or foreign marketing approvals or clearances.

Reimbursement

        In the United States, healthcare providers generally rely on third-party payors, principally private insurers and governmental payors such as Medicare and Medicaid, to cover and reimburse all or part of the cost of a medical procedure performed with a medical device. Our ability to commercialize our products successfully depends in significant part on the extent to which appropriate coverage and reimbursement for our products and related procedures are obtained from third-party payors. We cannot assure you that government or private third-party payors will cover and reimburse the procedures using our technology in whole or in part in the future or that payment rates will be adequate.

        Medicare coverage and reimbursement policies are particularly significant to our business. Not only is Medicare the single largest third-party payor, but many other governmental and commercial payors follow its coverage and reimbursement policies. The Medicare coverage and reimbursement policies are developed by the Centers for Medicare and Medicaid Services, or CMS, the federal agency responsible for administering the Medicare program and its contractors. Medicare reimbursement rates for the same or similar procedures vary due to geographic location, nature of the facility in which the procedure is performed (e.g., teaching or community hospital) and other factors.

        Medicare coverage for procedures using our technology currently exists in the hospital outpatient setting and in the free-standing clinic setting. For hospital outpatient procedures, where currently the vast majority of procedures using our CyberKnife system are performed, Medicare payments generally are made under a prospective payment system, which is based on the Ambulatory Payment Classifications, or APCs, under which procedures are categorized.

        CMS assigns procedures that are comparable clinically and in terms of resources to the same APC. Hospitals are paid the applicable APC payment rate for the outpatient procedure, regardless of the actual cost for such treatment. CMS will frequently categorize a procedure or service in a new technology APC where the procedure does not have sufficient claims data to be placed in an existing APC that is appropriate in terms of clinical characteristics and resource costs. Once CMS has collected sufficient claims data on the procedure being paid under a new technology APC, the agency will assign the procedure to an existing APC group. Procedures generally are reimbursed under new technology APCs for two to three years. Beginning in 2004, both planning and treatment using our CyberKnife system were assigned to new technology APCs. Medicare accomplished this through certain temporary billing codes: Healthcare Common Procedure Coding System, or HCPCS, code G0338 ("Linear-accelerator-based stereotactic radiosurgery planning"), HCPCS code G0339 ("Image-guided robotic linear accelerator-based stereotactic radiosurgery, complete course of therapy in one session, or first session of fractionated treatment") for the first or single treatment, and HCPCS code G0340 ("Image-guided robotic linear accelerator-based stereotactic radiosurgery, delivery including collimator changes and custom plugging, fractionated treatment, all lesions, per session, second through fifth sessions, maximum five sessions per course of treatment") for any subsequent treatments.

        For 2006, CMS determined that planning for stereotactic radiosurgery procedures using our technology should be reported using several Category I Current Procedure Terminology, or CPT, codes. The CPT planning codes are assigned to clinical APCs with payment levels that resulted in a slight increase in payment in 2006 and 2007 as compared to prior years.

        For 2004 to 2006, placement of HCPCS codes G0339 and G0340 in the new technology APCs resulted in a national payment rate of $5,250 for the first treatment and $3,750 for each treatment thereafter, up to a maximum of five treatments. For the 2007 calendar year, CMS has determined that procedures performed in the hospital outpatient department using our technology be transitioned from the new technology APCs to two clinical APCs. Under the finalized payment rules, the national payment rate for procedures billed using HCPCS code G0339 will be paid $3,896, and procedures billed under HCPCS code G0340 will be paid $2,645. These changes in APC assignment result in a decrease in payment as compared to previous years and could have a material adverse impact on our sales and utilization of our technology.

        Medicare payment to free-standing clinics generally is based on the physician fee schedule. There are no national payment rates for HCPCS codes G0339 and G0340, and Medicare contractors determine the payment rates for their jurisdiction. We understand that some Medicare contractors may require the use of other billing codes for the procedures.

        In addition to Medicare reimbursement to hospitals and clinics, physicians receive reimbursement for their professional services in the hospital outpatient setting and the free-standing clinic setting. Payment is based on the physician fee schedule, and payment amounts are updated on an annual basis. Beginning in 2007, CMS will change how it determines payment levels under the physician fee schedule. Specifically, CMS revised the methodology for calculating the physician work component, which reflects physician time and intensity of effort in performing a procedure or service. The CMS also changed its methodology for calculating the practice expense component, which reflects the overhead expenses that a physician incurs, such as rent, equipment and salaries. We do not expect that these changes will result in any significant change in reimbursement for physician professional services performed in connection with the CyberKnife procedure. At this time, we cannot predict the full impact of these changes on our operations.

        We also cannot assure you that Medicare will continue to cover and reimburse the procedures using the CyberKnife system, or that the amounts reimbursed under applicable codes will be adequate. While private third-party payors frequently follow Medicare coverage, coding and payment determinations, we cannot assure you that these payors will adopt coverage and reimbursement policies similar to those established by Medicare or whether they will cover and reimburse the procedures using CyberKnife systems in whole or in part. In the United States, we believe that a majority of private healthcare payors provide coverage for CyberKnife procedures under negotiated contracts with hospitals and clinics.

        Effective January 1, 2007, the American Medical Association, or AMA, has established four new Category I CPT codes relating to stereotactic radiosurgery, scheduled to become effective January 1, 2007. Third-party payors may decide to use three of these codes to describe treatment (CPT codes 77372 and 77373) and treatment management (CPT code 77435) using our technology. CMS has announced that these codes would not be used for our technology for Medicare payments for hospital outpatient services under the prospective payment system in 2007. These codes were assigned values for payments under the Medicare physician fee schedule for 2007 and may be required by Medicare contractors for use in other settings. At this time, the extent to which any of these codes would be required by Medicare contractors for services using our technology and performed in free-standing clinics or by other third-party payors is unclear. It is also unclear at this time whether the new codes will coexist with or replace the existing codes for treatment using our technology (HCPCS codes G0339 and G0340) and how the level of reimbursement would be impacted by the new codes. If the new codes are required by Medicare contractors for 2007, the reimbursement rates under the 2007 Medicare physician fee schedule could result in a material adverse effect on our business.

        The current emphasis on cost-containment by third-party payors makes it exceedingly difficult for new medical devices and surgical procedures to obtain adequate coverage and reimbursement. Often, it is necessary to convince these payors that the new devices or procedures will establish an overall cost savings compared to currently reimbursed devices and procedures. We believe that the CyberKnife system may offer an opportunity for payors to reduce the cost of treatment for solid tumors as compared with surgical removal; however, we cannot assure you that payors will agree that these advantages exist or that payors will make reimbursement decisions based upon any such advantages. Hospitals would be less likely to purchase our products if they do not receive sufficient levels of reimbursement. In addition, if physicians or hospital administrators believe that our system will add cost to a procedure but will not add sufficient offsetting economic or clinical benefits, physician adoption could be impaired. Any reduction or limitation in use of our products could cause our sales to suffer.

        Reimbursement by third-party payors is often positively influenced by the existence of peer-reviewed publications of long-term safety and efficacy data. We have collected and published data on clinical results for patients that have undergone surgical procedures involving use of the CyberKnife system, although we do not yet have long-term safety and efficacy data for a significant patient population size. We cannot assure you that our products will continue to be covered and reimbursed without publication of additional data, including data supporting long-term safety and efficacy of the CyberKnife system.

        We have hired a director of reimbursement and have established a dedicated reimbursement group that seeks to provide education to physicians and facilities in working with payors on coverage and reimbursement issues for procedures involving the use of the CyberKnife system. This group assists our customers in obtaining pre-approval from third-party payors for patients who will be undergoing treatment using the CyberKnife system, and provides our customers with copies of relevant coverage, coding and payment policies, including those of the Medicare program, as well as published literature and clinical data supporting clinical safety and efficacy in the device.

        To further support adequate coverage and reimbursement, a group of customers has formally organized into a non-profit organization to pursue adequate reimbursement, coverage and payment of our product worldwide, with a strong emphasis on the United States. This group, the CyberKnife Coalition, has a charter to promote patient access to CyberKnife system technology and treatment, and realize adequate coverage and reimbursement to support that treatment. The Coalition seeks to assure and advocate that procedures using the CyberKnife system continue to be reimbursed at appropriate levels by Medicare and other third-party payors.

        Internationally, reimbursement and healthcare payment systems vary substantially from country to country and include single-payor, government managed systems as well as systems in which private payors and government-managed systems exist side-by-side. Our ability to achieve market acceptance or significant sales volume in international markets we enter will be dependent in large part on the availability of reimbursement for procedures performed using our products under health care payment systems in such markets. To date, healthcare providers in Europe have been able to successfully negotiate coverage contracts with their local payors at adequate payment rates.

Regulatory Matters

Domestic Regulation

        Our products and software are medical devices subject to regulation by the U.S. Food and Drug Administration, or FDA, as well as other regulatory bodies. FDA regulations govern the following activities that we perform and will continue to perform to ensure that medical products distributed domestically or exported internationally are safe and effective for their intended uses:

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  product design and development;

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  document and purchasing controls;

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  production and process controls;

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  acceptance controls;

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  product testing;

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  product manufacturing;

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  product safety;

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  product labeling;

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  product storage;

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  recordkeeping;

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  complaint handling;

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  pre-market clearance or approval;

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  advertising and promotion; and

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  product sales and distribution.

        FDA pre-market clearance and approval requirements.    Unless an exemption applies, each medical device we wish to commercially distribute in the United States will require either prior 510(k) clearance or pre-market approval from the FDA. The FDA classifies medical devices into one of three classes. Devices deemed to pose lower risks are placed in either class I or II, which requires the manufacturer to submit to the FDA a pre-market notification requesting permission to commercially distribute the device. This process is generally known as 510(k) clearance. Some low risk devices are exempted from this requirement. Devices deemed by the FDA to pose the greatest risks, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device, are placed in class III, requiring pre-market approval. All of our current products are class II devices.

        510(k) clearance pathway.    When a 510(k) clearance is required, we must submit a pre-market notification demonstrating that our proposed device is substantially equivalent to a previously cleared 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of pre-market approval applications, or PMA. By regulation, the FDA is required to clear or deny a 510(k) pre-market notification within 90 days of submission of the application. As a practical matter, clearance may take longer. The FDA may require further information, including clinical data, to make a determination regarding substantial equivalence.

        In July 1999, we received 510(k) clearance for the CyberKnife system for use in the head and neck regions of the body. In August 2001, we received 510(k) clearance for the CyberKnife system to provide treatment planning and image guided stereotactic radiosurgery and precision radiotherapy for lesions, tumors and conditions anywhere in the body where radiation treatment is indicated. In April 2002, we received 510(k) clearance for the Synchrony Motion Tracking System as an option to the CyberKnife system, intended to enable dynamic image guided stereotactic radiosurgery and precision radiotherapy of lesions, tumors and conditions that move under influence of respiration.

        Pre-market approval (PMA) pathway.    A PMA must be submitted to the FDA if the device cannot be cleared through the 510(k) process. A PMA must be supported by extensive data, including but not limited to, technical, preclinical, clinical trials, manufacturing and labeling to demonstrate to the FDA's satisfaction the safety and effectiveness of the device. No device that we have developed has required pre-market approval, nor do we currently expect that any future device or indication will require pre-market approval.

        Product modifications.    After a device receives 510(k) clearance or a PMA, any modification that could significantly affect its safety or effectiveness, or that would constitute a significant change in its intended use, will require a new clearance or approval. We have modified aspects of our CyberKnife system family of products since receiving regulatory clearance, and we have applied for and obtained additional 510(k) clearances for these modifications when we determined such clearances were required for the modifications. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer's determination. If the FDA disagrees with our determination not to seek a new 510(k) clearance or PMA, the FDA may retroactively require us to seek 510(k) clearance or pre-market approval. The FDA could also require us to cease marketing and distribution and/or recall the modified device until 510(k) clearance or pre-market approval is obtained. Also, in these circumstances, we may be subject to significant regulatory fines or penalties. From January 1, 2003 to September 30, 2006, we submitted an additional seven 510(k) clearances notifications for modifications made to the operation of the CyberKnife system. These applications were cleared by the FDA.

        Pervasive and continuing regulation.    After a device is placed on the market, numerous regulatory requirements apply. These include:

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  Quality System Regulation, or QSR, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during product design and throughout the manufacturing process;

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  labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or off-label uses; and

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  medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur.

        The FDA has broad post-market and regulatory enforcement powers. We are subject to unannounced inspections by the FDA and the Food and Drug Branch of the California Department of Health Services to determine our compliance with the QSR and other regulations, and these inspections may include the manufacturing facilities of some of our subcontractors. In the past, our prior facility has been inspected, and observations were noted. In May 2004 and April 2006, during routine inspections performed by the FDA, two minor observations were made in each inspection. We have taken corrective action on the minor observations in response to the FDA's observations. There were no observations that involved a material violation of regulatory requirements. We believe that we are in substantial compliance with the QSR.

        Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

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  fines, injunctions, consent decrees and civil penalties;

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  recall or seizure of our products;

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  operating restrictions, partial suspension or total shutdown of production;

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  refusing our requests for 510(k) clearance or pre-market approval of new products or new intended uses;

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  withdrawing 510(k) clearance or pre-market approvals that are already granted; and

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  criminal prosecution.

        The FDA also has the authority to require us to repair, replace or refund the cost of any medical device that we have manufactured or distributed. If any of these events were to occur, they could have a material adverse effect on our business.

        Radiological health.    Because our CyberKnife system contains both laser and X-ray components, and because we assemble these components during manufacturing and service activities, we are also regulated under the Electronic Product Radiation Control Provisions of the Federal Food, Drug, and Cosmetic Act. This law requires laser and X-ray products to comply with regulations and applicable performance standards, and manufacturers of these products to certify in product labeling and reports to the FDA that their products comply with all such standards. The law also requires manufacturers to file new product reports, and to file annual reports and maintain manufacturing, testing and sales records, and report product defects. Various warning labels must be affixed. Assemblers of diagnostic X-ray systems are also required to certify in reports to the FDA, equipment purchasers, and where applicable, to state agencies responsible for radiation protection, that diagnostic and/or therapeutic X-ray systems they assemble meet applicable requirements. Failure to comply with these requirements could result in enforcement action by the FDA, which can include injunctions, civil penalties, and the issuance of warning letters. In the past, we failed to submit required reports to the FDA in a timely fashion. To correct our reporting deficiencies we initiated in 2003, a corrective action plan that included, among other things, filing all past due reports with the FDA, applicable state agencies, and customers. We have also developed and implemented procedures to ensure future reports are made in a timely manner. While we believe all past reporting deficiencies have been corrected, we cannot assure you that FDA will deem our corrective actions sufficient or that FDA will not initiate enforcement action against us.

Fraud and Abuse Laws

        We are subject to various federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback laws and physician self-referral laws. Violations of these laws are punishable by significant criminal and civil sanctions, including, in some instances, exclusion from participation in federal and state healthcare programs, including Medicare and Medicaid. Because of the far-reaching nature of these laws, there can be no assurance that we would not be required to alter one or more of our practices to be in compliance with these laws. Evolving interpretations of current laws, or the adoption of new federal or state laws or regulations could adversely affect many of the arrangements we have with customers and physicians. In addition, there can be no assurance that the occurrence of one or more violations of these laws or regulations would not result in a material adverse effect on our financial condition and results of operations.

        Anti-kickback laws.    Our operations are subject to broad and changing federal and state anti-kickback laws. The Office of the Inspector General of the Department of Health and Human Services, or the OIG, is primarily responsible for enforcing the federal Anti-Kickback Statute and generally for identifying fraud and abuse activities affecting government programs. The federal Anti-Kickback Statute, prohibits persons from knowingly and willfully soliciting, receiving, offering or providing remuneration directly or indirectly to induce either the referral of an individual, or the furnishing, recommending, or arranging of a good or service, for which payment may be made under a federal health care program such as Medicare and Medicaid. "Remuneration" has been broadly interpreted to include anything of value, including such items as gifts, discounts, the furnishing of supplies or equipment, credit arrangements, waiver of payments, and providing anything of value at less than fair market value.

        Penalties for violating the federal Anti-Kickback Statute include criminal fines of up to $25,000 and/or imprisonment for up to five years for each violation, civil fines of up to $50,000 and possible exclusion from participation in federal health care programs such as Medicare and Medicaid. Many states have adopted prohibitions similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare services reimbursed by any source, not only by the Medicare and Medicaid programs, and do not include comparable exceptions.

        The Office of the Inspector General of the Department of Health and Human Services, or OIG, has issued safe harbor regulations which set forth certain activities and business relationships that are deemed safe from prosecution under the federal Anti-Kickback Statute. There are safe harbors for various types of arrangements, including, without limitation, certain investment interests, leases and personal services and management contracts. The failure of a particular activity to comply in all regards with the safe harbor regulations does not mean that the activity violates the federal Anti-Kickback Statute or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG.

        The OIG has identified the following arrangements with purchasers and their agents as ones raising potential risk of violation of the federal Anti-Kickback Statute:

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  Discount and free good arrangements that are not properly disclosed or accurately reported to federal health care programs;

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  Product support services, including billing assistance, reimbursement consultation and other services specifically tied to support of the purchased product, offered in tandem with another service or program (such as a reimbursement guarantee) that confers a benefit to the purchaser;

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  Educational grants conditioned in whole or in part on the purchase of equipment, or otherwise inappropriately influenced by sales and marketing considerations;

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  Research funding arrangements, particularly post-marketing research activities, that are linked directly or indirectly to the purchase of products, or otherwise inappropriately influenced by sales and marketing considerations; and

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  Other offers of remuneration to purchasers that are expressly or impliedly related to a sale or sales volume, such as "prebates" and "upfront payments," other free or reduced-price goods or services, and payments to cover costs of "converting" from a competitor's products, particularly where the selection criteria for such offers vary with the volume or value of business generated.

        We have a variety of financial relationships with physicians who are in a position to generate business for us. For example, physicians own our stock who also provide medical advisory and other consulting and personal services. Similarly, we have a variety of different types of arrangements with our customers. For example, our placement and shared ownership programs entail the provision of our CyberKnife system to our customers under a deferred payment program, where we generally receive the greater of a fixed minimum payment or a portion of the revenues of services. Included in the fee we charge for the placement and shared ownership programs are a variety of services, including physician training, educational and marketing support, general reimbursement guidance and technical support, and, in the case of the placement program, certain services and upgrades are provided without additional charge based on procedure volume. In the past, we have also provided loans to our customers. We also provide research grants to customers to support customer studies related to, among other things, our CyberKnife systems.

        If our past or present operations are found to be in violation of the federal Anti-Kickback Statute or similar government regulations to which we or our customers are subject, we or our officers may be subject to the applicable penalty associated with the violation, including significant civil and criminal penalties, damages, fines, imprisonment, and exclusion from the Medicare and Medicaid programs. The impact of any such violation may lead to curtailment or restructuring of our operations. Any penalties, damages, fines, or curtailment or restructuring of our operations could adversely affect our ability to operate our business and our financial results. The risk of our being found in violation of these laws is increased by the fact that some of these laws are open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management's attention from the operation of our business and damage our reputation. If an enforcement action were to occur, our reputation and our business and financial condition could be harmed, even if we were to prevail or settle the action. Similarly, if the physicians or other providers or entities with whom we do business are found to be non-compliant with applicable laws, they may be subject to sanctions, which could also have a negative impact on our business.

        Physician self-referral laws.    We are also subject to federal and state physician self-referral laws. The federal Ethics in Patient Referral Act of 1989, commonly known as the Stark Law, prohibits, subject to certain exceptions, physician referrals of Medicare and Medicaid patients to an entity providing certain "designated health services" if the physician or an immediate family member has any financial relationship with the entity. The Stark Law also prohibits the entity receiving the referral from billing any good or service furnished pursuant to an unlawful referral.

        A person who engages in a scheme to circumvent the Stark Law's referral prohibition may be fined up to $100,000 for each such arrangement or scheme. In addition, any person who presents or causes to be presented a claim to the Medicare or Medicaid programs in violation of the Stark Law is subject to civil monetary penalties of up to $15,000 per bill submission, an assessment of up to three times the amount claimed, and possible exclusion from federal healthcare programs such as Medicare and Medicaid. Various states have corollary laws to the Stark Law, including laws that require physicians to disclose any financial interest they may have with a healthcare provider to their patients when referring patients to that provider. Both the scope and exceptions for such laws vary from state to state.

        Federal False Claims Act.    The federal False Claims Act prohibits the knowing filing or causing the filing of a false claim or the knowing use of false statements to obtain payment from the federal government. When an entity is determined to have violated the False Claims Act, it must pay three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim. Suits filed under the False Claims Act, known as "qui tam" actions, can be brought by any individual on behalf of the government and such individuals, sometimes known as "relators" or, more commonly, as "whistleblowers", may share in any amounts paid by the entity to the government in fines or settlement. In addition, certain states have enacted laws modeled after the federal False Claims Act. Qui tam actions have increased significantly in recent years, causing greater numbers of healthcare companies to have to defend a false claim action, pay fines or be excluded from Medicare, Medicaid or other federal or state healthcare programs as a result of an investigation arising out of such action. We have retained the services of a reimbursement consultant, for which we pay certain consulting fees, to provide us and facilities that have purchased a CyberKnife system or acquired a CyberKnife system through our shared ownership program with general reimbursement advice. While we believe this will assist our customers in filing proper claims for reimbursement; and such consultants do not submit claims on behalf of our customers, the fact that we provide these consultant services could expose us to additional scrutiny and possible liability in the event one of our customers is investigated as a result of any of these laws.

        HIPAA.    The Health Insurance Portability and Accountability Act of 1996, or HIPAA, created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government sponsored programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment.

International Regulation

        International sales of medical devices are subject to foreign government regulations, which vary substantially from country to country. The time required to obtain clearance or approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may be different.

        The primary regulatory environment in Europe is that of the European Union and the three additional member states of the European Economic Area, or EEA, which have adopted similar laws and regulations with respect to medical devices. The European Union has adopted numerous directives and the European Committee for Standardization has promulgated standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. Devices that comply with the requirements of the relevant directive will be entitled to bear CE conformity marking, indicating that the device conforms with the essential requirements of the applicable directives and, accordingly, may be commercially distributed throughout the member states of the European Economic Area.

        The method of assessing conformity to applicable standards and directives depends on the type and class of the product, but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by a notified body, an independent and neutral institution appointed by a European Union member state to conduct the conformity assessment. This relevant assessment may consist of an audit of the manufacturer's quality system (currently ISO 13485), provisions of the Medical Devices Directive, and specific testing of the manufacturer's device. In September 2002, our facility was awarded the ISO 13485 certification, which replaces the ISO 9001 and EN 46001 approvals, which has been subsequently maintained through periodic assessments, in accordance with the expiration dates of the standards, and we are currently authorized to affix the CE mark to our products, allowing us to sell our products throughout the European Economic Area.

        We are also currently subject to regulations in Japan. A Japanese distributor received the first government approval to market the CyberKnife system from the Ministry of Health and Welfare in November 1996. In December, 2003, we received approval from the Ministry of Health, Labour and Welfare to market the CyberKnife system in Japan and a new distributor, Chiyoda Technol Corporation, was appointed to distribute the CyberKnife system. Current clinical use in Japan is limited to head and neck applications. Although we and our distributor have applied for approval of broader clinical use of the CyberKnife system in Japan, it is not possible to accurately predict the timing of this approval.

        We are subject to additional regulations in other foreign countries, including, but not limited to, Canada, Taiwan, China and Korea, in order to sell our products. We intend that either we or our distributors will receive any necessary approvals or clearance prior to marketing our products in those international markets.

State Certificate of Need Laws

        In some states, a certificate of need or similar regulatory approval is required prior to the acquisition of high-cost capital items or the provision of new services. These laws generally require appropriate state agency determination of public need and approval prior to the acquisition of such capital items or addition of new services. Certificate of need regulations may preclude our customers from acquiring the CyberKnife system, whether through purchase or our shared ownership programs, and from performing stereotactic radiosurgery procedures using the CyberKnife system. Several of our prospective customers currently are involved in appeals of certificate of need determinations. If these appeals are not resolved in favor of these prospective customers, they may be precluded from purchasing and/or performing services using the CyberKnife system. Certificate of need laws are the subject of continuing legislative activity, and a significant increase in the number of states regulating the acquisition and use of the CyberKnife system through certificate of need or similar programs could adversely affect us.

Employees

        As of September 30, 2006, we had 364 employees worldwide, including 96 in research and development, 94 in sales and marketing, 65 in installation and service, 49 in manufacturing, and 60 in administration. None of the employees is represented by a labor union or is covered by a collective bargaining agreement. We have never experienced any employment-related work stoppages and we believe our relationship with our employees is good.

Facilities

        We lease approximately 176,000 square feet of product development, manufacturing and administrative space in three buildings in Sunnyvale, California, and approximately 25,000 square feet of development and manufacturing space in Mountain View, California. Our headquarters building, which is approximately 73,000 square feet, is leased to us until February 2008 and an additional office building, which is approximately 53,000 square feet, is leased to us until May 2010. Our manufacturing facility in Sunnyvale is approximately 50,000 square feet and is leased to us until July 2011. The Mountain View facility is leased to us until October 2010. We have the right to renew the term of our headquarters lease for one three-year term upon prior written notice and the fulfillment of certain conditions. We also maintain offices in France and China. We believe our current facilities are adequate to meet our current needs, but additional space, including additional radiation-shielded areas in which systems can be assembled and tested, will be required in the future to accommodate anticipated increases in manufacturing needs.

Legal Proceedings

        From time to time we are involved in legal proceedings arising in the ordinary course of our business. We believe that there is no litigation pending that could have a material adverse effect on our results of operations and financial condition.

MANAGEMENT

Directors and Executive Officers

        Our directors and executive officers as of the filing are as follows:

Name	Age	Position(s)
Euan S. Thomson, Ph.D.	44	President, Chief Executive Officer and Director
Robert E. McNamara	50	Senior Vice President, Chief Financial Officer
Chris A. Raanes	41	Senior Vice President, Chief Operating Officer
Eric P. Lindquist	46	Senior Vice President, Chief Marketing Officer
Wade B. Hampton	51	Senior Vice President, Worldwide Sales
Wayne Wu(1)(2)	44	Chairman of the Board of Directors
John R. Adler, Jr., M.D.	52	Director
Ted T.C. Tu.	50	Director
Roderick A. Young(1)(2)	63	Director
Li Yu(1)(2)	65	Director

(1)
Member of the audit committee

(2)
Member of the compensation committee

        Euan S. Thomson, Ph.D. has served as our Chief Executive Officer and a member of our board of directors since March 2002, and as our President since October 2002. From March 1999 to February 2002, Dr. Thomson served during various periods as President, Chief Executive Officer and a member of the board of directors of Photoelectron Corporation, a publicly held medical device company. In July 2003, Photoelectron Corporation filed for bankruptcy. Prior to joining Photoelectron, Dr. Thomson held various positions as a medical physicist within the United Kingdom National Health Service and worked as a consultant for medical device companies, including Varian Oncology Systems and Radionics, Inc. Dr. Thomson holds a B.S. in Physics, an M.S. in Radiation Physics and a Ph.D. in Physics, with an emphasis on stereotactic brain radiotherapy, each from the University of London.

        Robert E. McNamara has served as our Senior Vice President, Chief Financial Officer since December 2004. From March 2003 to June 2004, Mr. McNamara served initially as a consultant and then as Chief Executive Officer for InDefense, Inc., a security software company that was acquired by Microsoft, Inc. After the acquisition, Mr. McNamara provided consulting services to the surviving entity until November 2004. From March 2001 to August 2002, Mr. McNamara served as Senior Vice President and Chief Financial Officer of Recourse Technologies, Inc., a security software firm that was acquired by Symantec Corporation. After the acquisition, Mr. McNamara provided consulting services to the surviving entity from September 2002 to February 2003. From August 1999 to February 2001, Mr. McNamara founded and served as CFO for EB Direct, and online employee benefits provider, acquired by InsuranceWize. From August 1997 to July 1998, Mr. McNamara served as Executive Vice President and Chief Financial Officer for Somnus Medical Technologies, Inc., a medical device company. From August 1998 to August 1999, Mr. McNamara provided consulting services to Somnus. From April 1995 to August 1997, Mr. McNamara served as Chief Financial Officer of Target Therapeutics Inc., a medical device company. Mr. McNamara currently sits on the board of directors of Northstar Neuroscience Inc., a medical device company. Mr. McNamara holds a B.S. in Accounting from the University of San Francisco and an M.B.A. from the Wharton School at the University of Pennsylvania.

        Chris A. Raanes has served as our Senior Vice President, Chief Operating Officer since October 2002. Between March 2002 and October 2002, Mr. Raanes was attending to personal matters. From December 1999 to March 2002, Mr. Raanes served as Vice President and General Manager of Digital Imaging for PerkinElmer Optoelectronics, a business unit of PerkinElmer, Inc. From

December 1998 to December 1999, Mr. Raanes was the General Manager of Amorphous Silicon, a business unit of PerkinElmer, Inc. From July 1992 to December 1998, Mr. Raanes held a number of positions, including President and General Manager of EG&G, at Reticon, a subsidiary of a predecessor to PerkinElmer. Mr. Raanes holds a B.S. and an M.S., each in Electrical Engineering, from the Massachusetts Institute of Technology.

        Eric P. Lindquist has served as our Senior Vice President, Chief Marketing Officer since November 2004. From March 2004 to November 2004, Mr. Lindquist served as Senior Vice President of Marketing at Omnicell, Inc., a healthcare services company. From March 1997 to March 2004, Mr. Lindquist served in various senior management roles, including President of Brain LAB, Inc. and Director of North American Sales of BrainLAB AG, each a medical technology company. Mr. Lindquist holds a B.S. in Mechanical Engineering from Washington State University, an M.S. in Mechanical Engineering from Stanford University and an M.B.A. from the Haas School of Business at the University of California, Berkeley.

        Wade B. Hampton has served as our Senior Vice President, Worldwide Sales since August 2006. From March 2003 to August 2006, Mr. Hampton served in various senior management roles, including Senior Vice President, Americas at Lumenis Ltd., a medical device company. From October 2001 to March 2003, he served as Vice President of International at Natus Medical, Inc., a medical device company. From September 1999 to October 2001 he served as Vice President of International at Coherent, Inc., a medical device company. From January 1997 to September 1999, he served in various positions, including President and Vice President, at Andros Incorporated, a scientific instrumentation company. Mr. Hampton holds a B.A. in Business Administration from the University of Florida.

        Wayne Wu has served as a member of our board of directors since April 1998 and the Chairman of our board of directors since May 2004. Since June 2005, Mr. Wu has been the President of Pacific Health Investment, Inc., a life science investments company. From February 1998 through May 2005, he served as manager of Pacific Republic Capital Group, a life science investments fund. Mr. Wu holds a B.S. in Mathematics from the National Central University in Taiwan and an M.A. in Mathematics from the University of Southern California.

        John R. Adler, Jr., M.D. is one of our founders and has served as a member of our board of directors since December 1990. From September 1999 through May 2004, Dr. Adler served as Chairman of our board of directors, and from October 1999 to March 2002, as our Chief Executive Officer. From January 1995 until July 1999, he served as the Vice Chairman of our board of directors. Since July 1987, Dr. Adler has been a member of the faculty at Stanford University and a Professor of Neurosurgery and Radiation Oncology at Stanford University since September 1998. Dr. Adler also serves on the editorial boards of Computer-Aided Surgery, The Journal of Medical Robotics and Computer Assisted Surgery, Chinese Journal of Clinical Oncology and Technology in Cancer Research and Treatment. Dr. Adler holds an A.B. in Biochemistry from Harvard College and an M.D. from Harvard Medical School.

        Ted T.C. Tu has served as a member of our board of directors since May 2004. Since May 2005, Mr. Tu has served as the president of President International Development Corporation, an investment holding company, and since January 2006, Mr. Tu has been the president of President Life Sciences Co., Ltd. From May 2000 to May 2005, Mr. Tu served as Executive Vice President of President Capital Management Corporation. Mr. Tu holds a B.A. in Industry and Business Administration from National Taiwan University and an M.B.A. from the University of Houston.

        Roderick A. Young has served as a member of our board of directors since June 2004. Since May 2006, Mr. Young has been a Venture Partner of Three Arch Partners, a venture capital firm, focusing on the healthcare industry. From August 2005 through April 2006, Mr. Young served on the board of directors of various private life science companies. Between February 2003 and July 2005,

Mr. Young served as the Chief Executive Officer and President of Vivant Medical, Inc., a medical device company that was acquired by Tyco International Ltd. Prior to assuming the role of President and Chief Executive Officer in February 2003, Mr. Young consulted to Vivant Medical, Inc. beginning in November 2002. From October 1998 to October 2002, Mr. Young served as the President and Chief Executive Officer of Targesome, Inc., a biotechnology company, of which he was a founder. From August 1993 to April 1998, he served as President and Chief Executive Officer of General Surgical Innovations, Inc. Additionally, Mr. Young served as Chairman of the Board of General Surgical Innovations, Inc. from April 1998 until the sale of the surgical device company to Tyco International, Ltd in November 1999. Mr. Young is a member of the board of directors of North American Scientific, Inc., a medical device company. Mr. Young holds a B.S. in Industrial Engineering from Stanford University and an M.B.A. from Harvard Business School.

        Li Yu has served as a member of our board of directors since June 2004. Since December 1991, Mr. Yu has served as the Chairman of the board of directors and, since January 1993, as the President and Chief Executive Officer of Preferred Bank, a financial institution. From 1987 until December 1991, Mr. Yu served as President of Greenway International, a privately held real estate investment company. From 1982 to 1987, he served as Chairman of the Board of California Pacific National Bank, which was acquired by an entity subsequently acquired by Bank of America. Mr. Yu holds an M.B.A. from the University of California, Los Angeles.

Board Composition

        Our board of directors may establish from time to time by resolution the authorized number of directors. Seven directors are currently authorized. In accordance with our amended and restated certificate of incorporation to be in effect upon the closing of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

  •
  the Class I directors will be                        ,                         and                         , and their terms will expire at the annual meeting of stockholders to be held in 2007;

  •
  the Class II directors will be                        and                         , and their terms will expire at the annual meeting of stockholders to be held in 2008; and

  •
  the Class III directors will be                        and                         , and their terms will expire at the annual meeting of stockholders to be held in 2009.

        Our amended and restated certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control at our company.

Board Committees

        Our board of directors has the following committees: an audit committee and a compensation committee. Upon the closing of this offering, our board will also have a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board.

Audit Committee

        Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee evaluates the independent auditors' qualifications, independence and performance; determines the engagement of the independent auditors; reviews and approves the scope of the annual audit and the audit fee; discusses with management and the independent auditors the results of the annual audit and the review of our quarterly consolidated financial statements; approves the retention of the independent auditors to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent auditors on the Accuray engagement team as required by law; reviews our critical accounting policies and estimates; oversees our internal audit function and annually reviews the audit committee charter and the committee's performance. The current members of our audit committee are Mr. Young, who is the chair of the committee, Mr. Yu and Mr. Wu. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and NASDAQ. Our board has determined that Mr. Young is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of NASDAQ. Mr. Young, Mr. Yu and Mr. Wu are independent directors as defined under the applicable rules and regulations of the SEC and NASDAQ. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and NASDAQ.

Compensation Committee

        Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees. The compensation committee reviews and approves corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives, and sets the compensation of these officers based on such evaluations. The compensation committee also administers the issuance of stock options and other awards under our stock plans. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter. The current members of our compensation committee members are Mr. Young, Mr. Wu and Mr. Yu, with Mr. Yu serving as the chair of the committee. Each of the members of our compensation committee are independent under the applicable rules and regulations of the SEC, NASDAQ and the Internal Revenue Service.

Nominating and Corporate Governance Committee

        Upon the closing of this offering, our board of directors will form a nominating and corporate governance committee. The nominating and corporate governance committee will be responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board. In addition, the nominating and corporate governance committee will be responsible for overseeing our corporate governance guidelines and reporting and making recommendations to our board concerning governance matters. We expect that the composition of our nominating and corporate governance committee will meet the criteria for independence under, and the functioning of our nominating and corporate governance committee will comply with the applicable rules and regulations of the SEC and NASDAQ.

        There are no family relationships among any of our directors or executive officers.

Compensation Committee Interlocks and Insider Participation

        None of the members of our compensation committee has at any time during the prior three years been an officer or employee of ours. None of our executive officers currently serves or in the prior three years has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board or compensation committee.

Director Compensation

        Following the closing of this offering, each non-management director (including Dr. Adler, but excluding any director who is also an employee) shall receive an annual cash retainer of $30,000 per year, paid quarterly, except that the lead director shall receive an annual cash retainer of $60,000 per year, paid quarterly. Such directors shall also receive an additional annual cash retainer of $5,000 per year, paid quarterly, for being a member of our compensation committee, except that the chairperson of our compensation committee shall receive an additional annual cash retainer of $10,000 per year, paid quarterly. Non-management directors shall also receive an additional annual cash retainer of $3,000 per year, paid quarterly, for being a member of our nominating and corporate governance committee, except that the chairperson of our nominating and corporate governance committee shall receive an additional annual cash retainer of $5,000 per year, paid quarterly. Non-management directors shall also receive an additional annual cash retainer of $10,000 per year, paid quarterly, for being a member of our audit committee, except that the chairperson of our audit committee shall receive an additional annual cash retainer of $20,000 per year, paid quarterly.

        To date, we have granted options to our non-employee directors in accordance with the following guidelines. Upon becoming a board member, each non-employee director has received an option to purchase 90,000 shares of common stock. These options vest monthly over the first year of service such that 50% of the options are vested upon the first anniversary of the director's commencement of service. The remaining options vest monthly over the following two years. Each non-employee director has also received an annual option grant to purchase 9,000 shares of common stock for serving on a board committee and an additional option grant to purchase 9,000 shares of common stock for serving as chair of a board committee. Option grants in connection with board committee service may not exceed 18,000 shares of common stock per year, regardless of the number of committees served on or chaired. All options described in the foregoing shall vest fully upon a change of control.

        All of our directors are reimbursed for the reasonable expenses incurred in connection with attending the meetings of our board of directors.

        In March 2004, we entered into a consulting agreement with Dr. Adler. This agreement had a term of two years. Under the consulting agreement, Dr. Adler provided consulting services and marketing support, including support of the CyberKnife Society. Dr. Adler was entitled to receive a minimum payment of $154,000 per year, payable at the end of each three months commencing March 1, 2004. Dr. Adler's compensation under this consulting agreement was not to exceed $175,000 per year. For his support of the CyberKnife Society, Dr. Adler received a retainer fee of $2,000 per month and was granted a stock option to purchase 100,000 shares of common stock, vesting monthly over three years, commencing on October 1, 2003. In April 2006, we entered into a new consulting agreement with Dr. Adler and terminated his prior consulting agreement. Under the existing consulting agreement, Dr. Adler is entitled to receive a maximum compensation of $137,000 per year, payable at the beginning of each quarter beginning on April 1, 2006. Additionally Dr. Adler entered into a consulting agreement with the CyberKnife Society in April 2006. We assumed the contractual obligations of the CyberKnife Society under this agreement, effective as of October 3, 2006. Under this consulting agreement, Dr. Adler provides services to the CyberKnife Society and is entitled to receive a maximum compensation of $76,000 per year, payable at the beginning of each quarter beginning on April 1, 2006. This agreement has a term of one year and will renew for successive one-year periods, unless 30 days' written notice of termination is provided by either party prior to the expiration of each one-year period. We paid Dr. Adler $10,300, $266,700 and $195,300 pursuant to these agreements during the years ended June 30, 2004, 2005 and 2006, respectively. For further information about the CyberKnife Society see "Certain Relationships and Related Transactions—The CyberKnife Society."

Executive Compensation

Summary Compensation Table

        The following table presents compensation information for our fiscal year ended June 30, 2006 paid to or accrued for our chief executive officer and each of our four other most highly compensated executive officers who were serving as executive officers as of the end of June 30, 2006, who we refer to as our named executive officers. The compensation includes long-term awards granted in our 2006 fiscal year. The compensation table excludes other compensation in the form of perquisites and other personal benefits that constituted less than 10% of the total annual salary and bonus for the executive officer in the fiscal year ended June 30, 2006.

	Annual compensation(1)			Long-term compensation awards
Name and principal position(s)	Salary	Bonus	Other annual compensation	Securities underlying options	All other compensation
Euan S. Thomson, Ph.D.	$340,000	$265,200	—	198,000	—
Chief Executive Officer and President
Robert E. McNamara	$225,000	$99,000	—	150,000	—
Sr. Vice President, Chief Financial Officer
Chris A. Raanes	$250,000	$120,000	—	60,000	—
Sr. Vice President, Chief Operating Officer
Eric P. Lindquist	$225,000	$99,000	—	35,000	—
Sr. Vice President, Chief Marketing Officer
John W. Allison, Ph.D.(2)	$153,750	$21,000	$113,052	—	—
Vice President, Engineering
Curtis L. Goode	$199,500	$110,000	—	—	—
Vice President, U.S. Sales

(1)
Includes amounts earned but deferred at the election of the executive, such as salary deferrals under our 401(k) Plan.

(2)
Dr. Allison left our company in March 2006. The amount included in Other Annual Compensation relates to severance payments made to Dr. Allison.

Option Grants in Fiscal Year 2006

        The following table sets forth information regarding options granted to each of our named executive officers during the fiscal year ended June 30, 2006. The exercise prices of the options we granted were the fair market value of our common stock on the date of grant, as determined by our board of directors.

        The potential realizable value is calculated based on the ten-year term of the option at the time of grant. The potential realizable values at 5% and 10% appreciation are calculated by:

  •
  multiplying the number of shares of common stock underlying the option by the exercise price per share;

  •
  assuming the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table from June 30, 2006 until the expiration of the options; and

  •
  subtracting from that result the aggregate option exercise price.

        Stock price appreciation of 5% and 10% is assumed pursuant to the rules promulgated by the Securities and Exchange Commission and does not represent our prediction of our stock price performance. The options in this table were granted under our 1998 Equity Incentive Plan, have ten year terms and, unless otherwise noted, vest over a period of four years. We have not granted any stock appreciation rights.

        The percentage shown below of options granted is based on options to purchase an aggregate of 1,407,883 shares of Common Stock we granted to employees during fiscal year 2006.

		Individual grants
					Potential realizable value at assumed annual rates of stock price appreciation for option term
	Number of securities underlying options granted	% of total options granted to employees in fiscal year 2006
Name			Exercise price per share	Expiration date
					5%	10%
Euan S. Thomson, Ph.D.	158,000	11.2%	$4.38	11/7/2015	$400,652	$996,980
	40,000	2.8%	$6.73	4/5/2016	$164,460	$414,065
Robert E. McNamara	150,000	10.7%	$4.38	11/7/2015	$380,366	$946,500
Chris A. Raanes	60,000	4.3%	$4.38	11/7/2015	$152,146	$378,600
Eric P. Lindquist	35,000	2.5%	$4.38	11/7/2015	$88,752	$220,850
John W. Allison, Ph.D(1)	—	—	—	—	—	—
Curtis L. Goode	—	—	—	—	—	—

(1)
Dr. Allison left the company in March 2006.

Fiscal Year 2006 Option Values

        The following table describes for our named executive officers the exercisable and unexercisable options held by them as of June 30, 2006. The "Value of Unexercised In-the-Money Options at June 30, 2006" shown in the table was calculated based on an assumed initial public offering price of $                        per share, less the per share exercise price, multiplied by the number of shares issuable upon exercise of the option.

	Number of securities underlying unexercised options at June 30, 2006		Value of unexercised in-the-money options at June 30, 2006
Name
	Exercisable	Unexercisable	Exercisable	Unexercisable
Euan S. Thomson, Ph.D.	1,198,334	579,666
Robert E. McNamara	187,500	462,500
Chris A. Raanes	477,501	182,499
Eric P. Lindquist	138,542	246,458
John W. Allison, Ph.D.(1)	—	—
Curtis L. Goode	151,042	98,958

(1)
Dr. Allison left the company in March 2006.

Employment, Change of Control and Severance Agreements

Euan S. Thomson, Ph.D.

        On November 10, 2006, we entered into an employment letter agreement with Dr. Thomson which amends and restates our prior employment letter agreement with him. Under the agreement, Dr. Thomson will serve as our President and Chief Executive Officer. The agreement provides that he is entitled to receive an annual base salary of $420,000 and is eligible to participate in our executive bonus plan under which he may earn annual incentive bonuses targeted at 60% of his base salary based upon the attainment of performance criteria established and evaluated by our company. Subject to approval by our board and pursuant to our incentive award plan, our company has agreed to grant Dr. Thomson an option to purchase 40,000 shares of our common stock not later than the first regularly scheduled meeting of our board of each calendar year during the period of his employment by our company. Each such option will be granted with an exercise price per share equal to the fair market value of a share of our common stock on the date of grant and will vest in equal monthly installments over a 4-year period from the date of grant.

        Under our letter agreement with Dr. Thomson, in the event of a termination of his employment by our company without "cause" or by Dr. Thomson for "good reason," as each term is defined in the agreement, Dr. Thomson will be entitled to receive a severance payment in an amount equal to the sum of 12 months of his annual base salary then in effect, a pro rata portion of his target annual bonus for the year of such termination, plus 100% of his target annual bonus then in effect. In addition, in the event of such a termination of employment, Dr. Thomson's then outstanding stock options will become vested and exercisable immediately prior to the effective time of such termination to the extent they would have become vested during the 12-month period following the date of such termination had he remained employed by our company through such period, and our company will pay for 12 months of COBRA continuation coverage for Dr. Thomson and his eligible dependents if he elects such coverage upon such a termination. In the event of a change in control of our company (as defined in the employment letter) during the term of Dr. Thomson's employment, all of his then outstanding stock options will become fully vested and exercisable immediately prior to the effective time of such change in control. If such a change in control occurs and Dr. Thomson's employment is terminated either (i) by our company without cause or by Dr. Thomson for good reason within twelve months following the change in control or (ii) by Dr. Thomson for any reason within the 30-day period immediately following the change in control, then in lieu of the severance payments and benefits described above, he will be entitled to receive a severance payment in an amount equal to the sum of 18 months of his annual base salary then in effect, a pro rata portion of his target annual bonus for the year of such termination, plus 150% of his target annual bonus then in effect. In addition, our company will pay for 18 months of COBRA continuation coverage for Dr. Thomson and his eligible dependents if he elects such coverage. The foregoing benefits and payments may be subject to a delay of up to 6 months as necessary to avoid the imposition of additional tax under Section 409A of the Code. In addition, if any payments or benefits payable to Dr. Thomson under the employment letter or otherwise would be subject to the excise tax under Section 4999 of the Code, such payments and/or benefits will be reduced to the extent necessary so that no amount will be subject to such excise tax, provided that such reduction will only occur if Dr. Thomson will be in a more favorable after-tax position than if no such reduction was made.

        The employment letter also provides for certain restrictive covenants by Dr. Thomson, including a confidentiality covenant that will apply during his employment with our company and thereafter, a non-solicitation covenant for the duration of his employment and one year thereafter, and a non-competition covenant for the duration of his employment.

Robert E. McNamara

        On November 10, 2006, we entered into an employment letter agreement with Mr. McNamara which amends and restates our prior employment letter agreement with him. Under the agreement, Mr. McNamara will serve as our Senior Vice President and Chief Financial Officer. The agreement provides that he is entitled to receive an annual base salary of $275,000 and is eligible to participate in our executive bonus plan under which he may earn annual incentive bonuses targeted at 40% of his base salary based upon the attainment of performance criteria established and evaluated by our company.

        Under our letter agreement with Mr. McNamara, in the event of a termination of his employment by our company without "cause" or by Mr. McNamara for "good reason," as each term is defined in the agreement, or if a change in control of our company (as defined in the employment letter) occurs and Mr. McNamara terminates his employment for any reason within the 30-day period immediately following such change in control, then Mr. McNamara will be entitled to receive a severance payment in an amount equal to the sum of 12 months of his annual base salary then in effect, a pro rata portion of his target annual bonus for the year of such termination, plus 100% of his target annual bonus then in effect. In addition, our company will pay for 12 months of COBRA continuation coverage for Mr. McNamara and his eligible dependents if he elects such coverage upon such a termination. In the event of a termination of Mr. McNamara's employment by our company without cause or by Mr. McNamara for good reason prior to a change in control, Mr. McNamara's then outstanding stock options to purchase shares of our common stock will become vested and exercisable immediately prior to the effective time of such termination to the extent they would have become vested during the 12-month period following the date of such termination had he remained employed by our company through such period. In the event of a change in control of our company during the term of Mr. McNamara's employment, all of his then outstanding stock options will become fully vested and exercisable immediately prior to the effective time of such change in control. The foregoing benefits and payments may be subject to a delay of up to 6 months as necessary to avoid the imposition of additional tax under Section 409A of the Code. In addition, if any payments or benefits payable to Mr. McNamara under the employment letter or otherwise would be subject to the excise tax under Section 4999 of the Code, such payments and/or benefits will be reduced to the extent necessary so that no amount will be subject to such excise tax, provided that such reduction will only occur if Mr. McNamara will be in a more favorable after-tax position than if no such reduction was made.

        The employment letter also provides for certain restrictive covenants by Mr. McNamara, including a confidentiality covenant that will apply during his employment with our company and thereafter, a non-solicitation covenant for the duration of his employment and one year thereafter, and a non-competition covenant for the duration of his employment.

Chris A. Raanes

        On November 10, 2006, we entered into an employment letter agreement with Mr. Raanes which amends and restates our prior employment letter agreement with him. Under the agreement, Mr. Raanes will serve as our Senior Vice President and Chief Operating Officer. The agreement provides that he is entitled to receive an annual base salary of $290,000 and is eligible to participate in our executive bonus plan under which he may earn annual incentive bonuses targeted at 40% of his base salary based upon the attainment of performance criteria established and evaluated by our company.

        Under our letter agreement with Mr. Raanes, in the event of a termination of his employment by our company without "cause" or by Mr. Raanes for "good reason," as each term is defined in the agreement, Mr. Raanes will be entitled to receive a severance payment in an amount equal to the sum of 8 months of his annual base salary then in effect, a pro rata portion of his target annual bonus for the year of such termination, plus 66 2/3% of his target annual bonus then in effect. In addition, our company will pay for 8 months of COBRA continuation coverage for Mr. Raanes and his eligible dependents if he elects such coverage upon such a termination. If a change in control of our company (as defined in the employment letter) occurs during the term of Mr. Raanes' employment and his employment is terminated by our company without cause or by Mr. Raanes for good reason, in each case within the 12-month period following the change in control, then in addition to the foregoing severance payments and benefits, all of Mr. Raanes' then outstanding stock options to purchase shares of our common stock will become fully vested and exercisable immediately prior to the effective time of such termination of employment. The foregoing benefits and payments may be subject to a delay of up to 6 months as necessary to avoid the imposition of additional tax under Section 409A of the Code. In addition, if any payments or benefits payable to Mr. Raanes under the employment letter or otherwise would be subject to the excise tax under Section 4999 of the Code, such payments and/or benefits will be reduced to the extent necessary so that no amount will be subject to such excise tax, provided that such reduction will only occur if Mr. Raanes will be in a more favorable after-tax position than if no such reduction was made.

        The employment letter also provides for certain restrictive covenants by Mr. Raanes, including a confidentiality covenant that will apply during his employment with our company and thereafter, a non-solicitation covenant for the duration of his employment and one year thereafter, and a non-competition covenant for the duration of his employment.

Eric P. Lindquist

        On November 10, 2006, we entered into an employment letter agreement with Mr. Lindquist which amends and restates our prior employment letter agreement with him. Under the agreement, Mr. Lindquist will serve as our Senior Vice President and Chief Marketing Officer. The agreement provides that he is entitled to receive an annual base salary of $275,000 and is eligible to participate in our executive bonus plan under which he may earn annual incentive bonuses targeted at 40% of his base salary based upon the attainment of performance criteria established and evaluated by our company.

        Under our letter agreement with Mr. Lindquist, in the event of a termination of his employment by our company without "cause" or by Mr. Lindquist for "good reason," as each term is defined in the agreement, Mr. Lindquist will be entitled to receive a severance payment in an amount equal to the sum of 8 months of his annual base salary then in effect, a pro rata portion of his target annual bonus for the year of such termination, plus 66 2/3% of his target annual bonus then in effect. In addition, our company will pay for 8 months of COBRA continuation coverage for Mr. Lindquist and his eligible dependents if he elects such coverage upon such a termination. If a change in control of our company (as defined in the employment letter) occurs during the term of Mr. Lindquist's employment and his employment is terminated by our company without cause or by Mr. Lindquist for good reason, in each case within the 12-month period following the change in control, then in addition to the foregoing severance payments and benefits, all of Mr. Lindquist's then outstanding stock options to purchase shares of our common stock will become fully vested and exercisable immediately prior to the effective time of such termination of employment. The foregoing benefits and payments may be subject to a delay of up to 6 months as necessary to avoid the imposition of additional tax under Section 409A of the Code. In addition, if any payments or benefits payable to Mr. Lindquist under the employment letter or otherwise would be subject to the excise tax under Section 4999 of the Code, such payments and/or benefits will be reduced to the extent necessary so that no amount will be subject to such excise tax, provided that such reduction will only occur if Mr. Lindquist will be in a more favorable after-tax position than if no such reduction was made.

        The employment letter also provides for certain restrictive covenants by Mr. Lindquist, including a confidentiality covenant that will apply during his employment with our company and thereafter, a non-solicitation covenant for the duration of his employment and one year thereafter, and a non-competition covenant for the duration of his employment. In addition, we have agreed to indemnify Mr. Lindquist in the event a suit is filed against him in connection with his non-competition agreement with a former employer.

John W. Allison, Ph.D.

        In July 2004, we entered into an offer letter agreement with Dr. Allison, our former Vice President, Engineering. Under the agreement Dr. Allison was entitled to receive an initial base salary of $205,000, subject to increase by our board, and was eligible to participate in our executive bonus arrangements under which Dr. Allison may earn incentive bonuses up to 40% of his base salary based upon achievement of objectives by our company and personal objectives set by our board. In addition, Dr. Allison received an additional one-time bonus of $20,000 paid after six months of full employment by us. Dr. Allison was granted an option to purchase 250,000 shares of common stock at an exercise price of $2.50 per share. Such options vest 25% upon the anniversary of Dr. Allison's commencement of employment with our company, 1/12 of the aggregate number of shares subject to the option vest monthly over the next 16 months, 1/2 of the aggregate number of shares subject to the option vest monthly over the next 24 months and 1/6 of the aggregate number of shares subject to the option vest monthly over the final nine months, such that all options are vested upon the fourth anniversary of Dr. Allison's commencement of employment with our company.

        In March 2006, Dr. Allison ended his employment with our company under terms set forth in his separation agreement. Under this agreement, Dr. Allison was entitled to receive severance payments equal to six months of his base salary, two weeks of salary for every year employed and a lump sum payment of $35,000.

Wade B. Hampton

        On November 10, 2006, we entered into an employment letter agreement with Mr. Hampton which amends and restates our prior employment letter agreement with him. Under the agreement, Mr. Hampton will serve as our Senior Vice President, Worldwide Sales. The agreement provides that he is entitled to receive an annual base salary of $250,000 and is eligible to participate in our executive bonus plan under which he may earn annual incentive bonuses targeted at 75% of his base salary based upon the attainment of performance criteria established and evaluated by our company. In addition, pursuant to our incentive award plan and the terms of our prior employment letter agreement with him, our company has granted Mr. Hampton an option to purchase 250,000 shares of our common stock with an exercise price per share equal to $10.00. The option will vest over a 4-year period from the date of commencement of Mr. Hampton's employment with our company, with 25% of the shares subject to the option vesting on the first anniversary of such date, and the remaining 75% vesting in equal monthly installments on each monthly anniversary thereafter. Our company has agreed to recommend to our board that our company grant Mr. Hampton an additional option no later than the September 30 following each of the first three anniversaries of Mr. Hampton's commencement of employment with our company to purchase 100,000 shares of our common stock, with each such option to have an exercise price per share equal to the fair market value of a share of our common stock on the date of grant and to vest in equal monthly installments over a 4-year period from the date of grant.

        Under our letter agreement with Mr. Hampton, in the event of a termination of his employment by our company without "cause" or by Mr. Hampton for "good reason," as each term is defined in the agreement, Mr. Hampton will be entitled to receive a severance payment in an amount equal to the sum of 6 months of his annual base salary then in effect, a pro rata portion of his target annual bonus for the year of such termination, plus 50% of his target annual bonus then in effect. In addition, our company will pay for six months of COBRA continuation coverage for Mr. Hampton and his eligible dependents if he elects such coverage upon such a termination. If a change in control of our company

(as defined in the employment letter) occurs during the term of Mr. Hampton's employment and his employment is terminated by our company without cause or by Mr. Hampton for good reason, in each case within the 12-month period following the change in control, then in addition to the foregoing severance payments and benefits, all of Mr. Hampton's then outstanding stock options to purchase shares of our common stock will become fully vested and exercisable immediately prior to the effective time of such termination of employment. The foregoing benefits and payments may be subject to a delay of up to six months as necessary to avoid the imposition of additional tax under Section 409A of the Code. In addition, if any payments or benefits payable to Mr. Hampton under the employment letter or otherwise would be subject to the excise tax under Section 4999 of the Code, such payments and/or benefits will be reduced to the extent necessary so that no amount will be subject to such excise tax, provided that such reduction will only occur if Mr. Hampton will be in a more favorable after-tax position than if no such reduction was made.

        The employment letter also provides for certain restrictive covenants by Mr. Hampton, including a confidentiality covenant that will apply during his employment with our company and thereafter, a non-solicitation covenant for the duration of his employment and one year thereafter, and a non-competition covenant for the duration of his employment.

Executive Officer Bonuses

        In August 2006, our board of directors and our compensation committee approved 2007 bonuses for certain of our executive officers. Our board of directors designated for each executive officer a target bonus amount, expressed as a percentage of his or her base salary (60% for our chief executive officer, 40% for our senior vice presidents). Our executive officers are eligible to receive bonuses if certain individual and corporate performance criteria are achieved during the 2007 fiscal year, and such bonuses are payable in cash. Furthermore, executive officers are entitled to receive a discretionary bonus amount, which may be in addition to or subtracted from such officer's target bonus amount, also expressed as a percentage of his or her base salary (50% for our chief executive officer, 30% for our senior vice presidents). Bonus payments will be based on the compensation committee's evaluation of our achievement of corporate performance goals for 2007, which were determined by the compensation committee. The use of corporate performance goals is intended to establish a link between the executive's pay and our business performance. The individual performance of each of the executive officers during 2007 will be evaluated according to the achievement of individual performance goals, which were approved by the chief executive officer and the relevant vice presidents prior to the approval of the 2007 executive bonuses by our board of directors. The board of directors is responsible for approving any bonus payment to our chief executive officer pursuant to the 2007 executive bonuses and the compensation committee is responsible for approving any bonus payment to any other executive officer pursuant to the 2007 executive bonuses.

1993 Stock Option Plan

        Our 1993 Stock Option Plan was adopted by our board in 1993. The maximum number of shares of our common stock that may be issued or awarded under the 1993 Stock Option Plan is 1,744,268 shares. As of September 30, 2006, options to purchase approximately 450,000 shares of our common stock were outstanding under this plan. We do not intend to grant any additional options under the 1993 Stock Option Plan after the completion of this offering. The following is a description of the material features and provisions of the 1993 Stock Option Plan as it relates to these outstanding options.

Stock Options

        Under the 1993 Stock Option Plan, we may grant incentive stock options intended to qualify for special tax treatment under Section 422 of the Code and non-qualified stock options. The term of options granted under the 1993 Stock Option Plan may not exceed 10 years, except that in the case of an incentive stock option granted to an individual who owns more than 10% of our stock, the term of such option may not exceed 5 years. The plan provides that the exercise price of incentive stock options granted under the plan may not be less than the fair market value of our common stock at the time of grant, and the exercise price of non-qualified stock options may not be less than 85% of the fair market value of our common stock at the time of grant. Options granted to an individual who owns more than 10% of our stock at the time of grant must have an exercise price not less than 110% of the fair market value of our common stock at the time of grant. The 1993 Stock Option Plan provides that the vesting and exercisability period of options granted under the plan will be determined by the plan administrator and set forth in the stock option agreement evidencing the option grant. During the lifetime of the optionee, the option is exercisable only by the optionee. Options are not assignable or transferable by the optionee, except by will or by the laws of descent and distribution.

Administration

        The 1993 Stock Option Plan is administered by our board or a duly appointed committee of our board. Our board (or its committee) determines all questions of interpretation of the plan and any options granted under this plan, and such determinations are final and binding.

Eligibility

        Under the terms of the 1993 Stock Option Plan, incentive stock options may only be granted to our employees (including officers and directors who were also employees) and employees of qualifying parent or subsidiary corporations. Non-qualified stock options may be granted to employees, directors and individuals who render services as consultants, advisors or other independent contractors.

Adjustments/Change of Control

        The 1993 Stock Option Plan provides that in the event of a stock dividend, stock split, reverse stock split, recapitalization, combination, reclassification or like change in our capital structure, then equitable adjustments may be made to the number of shares and exercise prices of the remaining outstanding options. In addition, the plan provides that in the case of a transfer of control (as defined in the plan), the plan administrator may, in its sole discretion, provide that any unexercisable and/or unvested portion of the outstanding options will be immediately exercisable and vested as of a date prior to the transfer of control, or arrange with the surviving, continuing, successor or purchaser corporation (or its parent corporation) for such corporation to either assume our rights and obligations under outstanding options or substitute options for such corporation for such outstanding options.

Termination or Amendment

        The 1993 Stock Option Plan provides that our board can terminate or amend this plan at any time, although certain amendments may require stockholder approval and an amendment cannot adversely affect any rights under an outstanding grant without the grantee's consent, unless such an amendment is required to enable an option designated as an incentive stock option to qualify as an incentive stock option.

1998 Equity Incentive Plan

        Our 1998 Equity Incentive Plan was originally adopted by our board of directors and approved by our stockholders in 1998. Subject to certain adjustments set forth in the plan, the maximum number of shares of our common stock that may be issued or awarded under 1998 Equity Incentive Plan is 14,100,000 shares. As of September 30 2006, options to purchase 11,247,454 shares of our common stock were outstanding under this plan. We do not intend to grant any additional awards under the

1998 Equity Incentive Plan after the consummation of this offering. The following is a description of the material features and provisions of the 1998 Equity Incentive Plan.

Awards

        Under the 1998 Equity Incentive Plan, we may grant incentive stock options intended to qualify for special tax treatment under Section 422 of the Code, non-qualified stock options, stock grants, stock appreciation rights and stock purchase rights. As of September 30, 2006, only stock options have been granted under this plan.

Stock Options and Stock Appreciation Rights

        Options granted under the 1998 Equity Incentive Plan will be designated as incentive stock options or non-qualified stock options. Notwithstanding whether an option is designated as an incentive stock option, to the extent that the aggregate fair market value of the shares with respect to which such designated incentive stock option is exercisable for the first time by any optionee during any calendar year exceeds $100,000, such excess options will be treated as non-qualified stock options. Subject to the grantee's continued employment, options and stock appreciation rights generally vest at a rate of at least 20% per year over not more than five years from the date of grant, but the plan administrator has the authority to provide that an option may become fully exercisable, subject to reasonable conditions such as continued employment, at any time or during any period established by the plan administrator. Each option or stock appreciation right will expire after a term determined at the time of grant. However, in the case of an incentive stock option such term shall not exceed 10 years, and in the case of an option granted to a person who owns more than 10% of our stock on the date of grant, such term shall not exceed 5 years. The plan provides that incentive options may not have exercise prices less than the fair market value at the time of grant, and non-qualified stock options may not have exercise prices less than 85% of the fair market value at the time of grant. If the grantee owns more than 10% of our stock, the option may not have an exercise price less than 110% of the fair market value at the time of grant. Stock appreciation rights will be settled in cash or shares (or some combination thereof) having a value, at the time of settlement, equal to the difference between the initial value assigned to the stock appreciation right and the fair market value of our shares at the time of settlement.

        The 1998 Equity Incentive Plan provides that if a grantee's employment or consulting relationship with us terminates, other than for disability or death, the grantee may, within 90 days after termination (or such other period of time as determined by the plan administrator), exercise his or her option or stock appreciation right to the extent that the option or stock appreciation right has vested by the date of termination. If a grantee's employment with us terminates due to death or disability, the grantee (or the grantee's estate) may, within 12 months thereafter, exercise his or her option or stock appreciation right to the extent that the option or stock appreciation right has vested by the date of termination of employment or consulting relationship. Other than by will or other transfer on death, options and stock appreciation rights are not transferable.

Stock Grants and Stock Purchase Rights

        Stock grants and stock purchase rights may be issued either alone, in addition to, or in tandem with other awards granted under the plan and/or cash awards made outside of the plan. Stock purchase rights confer on the grantee the right to purchase some number of shares of our common stock determined by the plan administrator. The plan provides that the purchase price of the shares subject to stock purchase rights granted under the plan may not be less than 50% of the fair market value of the shares as of the date of the offer. Stock purchase rights cease to be exercisable not later than 30 days after grant. The offer of a stock grant or stock purchase right is accepted by execution of a restricted stock purchase agreement, in a form determined by the plan administrator.

Administration

        The 1998 Equity Incentive Plan is currently administered by our compensation committee. The administrator, whether our board or a committee, has the authority to determine the fair market value of the common stock for the purposes of making an award, select the eligible persons to whom awards may be granted, make the awards, determine the number of shares to be covered by each award, offer to buy out for cash or shares a granted option or stock appreciation right and determine the form, terms and conditions of any agreement by which any award is made. The administrator may also determine, among other things, whether an option or stock appreciation right will be paid in cash rather than stock and the restrictions applicable to any stock grants or purchase rights.

Eligibility

        Under the terms of the 1998 Equity Incentive Plan, non-qualified stock options, stock appreciation rights, stock grants and stock purchase rights may be granted to employees, non-employee directors and consultants of our company and our qualifying parent or subsidiary corporations. Incentive stock options may be granted only to our employees (including officers and directors who are also employees) and employees of qualifying parent or subsidiary corporations.

Foreign Participants

        In order to comply with the laws in other countries in which we and our subsidiaries operate or have persons eligible to participate in the plan, the plan administrator has the power to determine which of our subsidiaries will be covered by the plan, determine which of our directors, employees and consultants outside the United States are eligible to participate in the plan, modify the terms and conditions of any award granted to such eligible individuals to comply with applicable foreign laws, establish subplans and modify any terms and procedures (with certain exceptions), and take any action that it deems advisable with respect to local governmental regulatory exemptions or approvals.

Adjustments

        If a stock split, reverse stock split, stock dividend, combination or reclassification of our common stock, or any other increase or decrease in the number of issued shares of our common stock occurs without receipt of consideration by us, then our board can make equitable adjustments to the terms of the 1998 Equity Incentive Plan. In particular, our board can make an equitable adjustment in the number of shares authorized for issuance under this plan but as to which no options or stock appreciation rights have yet been granted or which have been returned to the 1998 Equity Incentive Plan upon cancellation or expiration of an option or stock appreciation right, as well as the price per share covered by each outstanding option or stock appreciation right.

Change of Control

        The 1998 Equity Incentive Plan includes change of control provisions which may result in the accelerated vesting of outstanding option grants and stock appreciation rights. In the event of a merger or consolidation of our company with or into another corporation or the sale of all or substantially all of our assets, any outstanding options and stock appreciation rights will be assumed or an equivalent option or stock appreciation right will be substituted by the successor corporation or its parent or subsidiary. In the event that the successor corporation does not agree to assume or substitute outstanding options and stock appreciation rights granted under this plan, our board will provide for the participants to have the right to exercise all such options or stock appreciation rights previously granted, including those which would not otherwise be exercisable. Such options and stock appreciation rights will be considered assumed if, following the merger, each option or stock appreciation right confers the right to purchase, or receive the appreciation in fair market value, for each share of stock subject to the option or stock appreciation right immediately prior to the merger, the consideration received in the merger by our stockholders. However, if the consideration received in the merger is not solely common stock of the successor corporation or its parent, our board may, with the consent of the successor corporation and the plan participants, provide for the consideration to be received upon exercise of the option or stock appreciation right to be solely common stock of the successor corporation or its parent equal in fair market value to the per share consideration received by our stockholders.

Termination or Amendment

        The 1998 Equity Incentive Plan provides that our board can amend, alter, suspend or discontinue this plan at any time, although certain amendments may require stockholder approval and an amendment cannot adversely affect any rights under an outstanding grant without the grantee's consent.

2007 Incentive Award Plan

        Our board of directors plans to adopt, subject to stockholder approval, our 2007 Incentive Award Plan, for the benefit of employees and consultants of our company and our subsidiaries and members of our board. The 2007 Incentive Award Plan will become effective upon the closing of this offering. No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the plan. The following is a description of the material features and provisions of the 2007 Incentive Award Plan.

Shares Available for Awards

        Subject to certain adjustments set forth in the plan, the maximum number of shares of our common stock that may be issued or awarded under the 2007 Incentive Award Plan is                  shares. In addition, the number of shares that may be issued or awarded under the plan will be automatically increased on the first day of each of our fiscal years during the term of the plan, commencing on July 1, 2008, by a number of shares equal to the lessor of: (1)     % of our outstanding capital stock on such date; (2)      shares; or (3) a lesser amount determined by our board of directors. If any shares covered by an award granted under the plan are forfeited, or if an award expires or terminates, the shares covered by the award will again be available for grant under the plan. With respect to the exercise of stock appreciation rights, only the number of shares actually issued upon such exercise will be counted against the shares available under the plan.

Awards

        The 2007 Incentive Award Plan provides for the grant of incentive stock options, nonqualified stock options, restricted stock, stock appreciation rights, performance shares, performance stock units, dividend equivalents, stock payments, deferred stock, restricted stock units, performance bonus awards, and performance-based awards to eligible individuals. Except as otherwise provided by the plan administrator, no award granted under the plan may be assigned, transferred or otherwise disposed of by the grantee, except by will or the laws of descent and distribution.

        The maximum number of shares of our common stock which may be subject to awards granted to any one participant during any calendar year is            and the maximum amount that may be paid to a participant in cash during any calendar year with respect to cash-based awards is $                    . However, these limits will not apply until the earliest of the first material modification of the plan, the issuance of all of the shares reserved for issuance under the plan, the expiration of the plan, or the first meeting of our stockholders at which directors are to be elected that occurs more than three years after the completion of this offering.

Stock Options

        Stock options, including both nonqualified stock options and incentive stock options, within the meaning of Section 422 of the Code, may be granted under the 2007 Incentive Award Plan. The option exercise price of all stock options granted pursuant to the plan will not be less than 100% of the fair market value of our stock on the date of grant. No incentive stock option may be granted to a grantee who owns more than 10% of our stock unless the exercise price is at least 110% of the fair market value at the time of grant. Notwithstanding whether an option is designated as an incentive stock option, to the extent that the aggregate fair market value of the shares with respect to which such option is exercisable for the first time by any optionee during any calendar year exceeds $100,000, such excess will be treated as a nonqualified stock option.

        Payment of the exercise price of an option may be made in cash or, with the consent of the plan administrator, shares of our stock with a fair market value on the date of delivery equal to the exercise price of the option or exercised portion thereof or other property acceptable to the plan administrator (including the delivery of a notice that the participant has placed a market sell order with a broker with respect to shares then issuable upon exercise of the option, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to us in satisfaction of the option exercise price). However, no participant who is a member of our board of directors or an "executive officer" of Accuray within the meaning of Section 13(k) of the Securities Exchange Act of 1934, as amended, or Exchange Act, will be permitted to pay the exercise price of an option in any method which would violate Section 13(k) of the Exchange Act.

        Stock options may be exercised as determined by the plan administrator, but in no event after the tenth anniversary of the date of grant. However, in the case of an incentive stock option granted to a person who owns more than 10% of our stock on the date of grant, such term will not exceed 5 years.

Restricted Stock

        Eligible employees, consultants and directors may be issued restricted stock in such amounts and on such terms and conditions as determined by the plan administrator. Restricted stock will be evidenced by a written restricted stock agreement. The restricted stock agreement will contain restrictions on transferability and other such restrictions as the plan administrator may determine, including, without limitation, limitations on the right to vote restricted stock or the right to receive dividends on the restricted stock. These restrictions may lapse separately or in combination at such times, pursuant to such circumstances, in such installments, or otherwise, as the plan administrator determines at the time of grant of the award or thereafter.

Stock Appreciation Rights

        A stock appreciation right, or SAR, is the right to receive payment of an amount equal to the excess of the fair market value of a share of our stock on the date of exercise of the SAR over the fair market value of a share of our stock on the date of grant of the SAR. The plan administrator may issue SARs in such amounts and on such terms and conditions as it may determine, consistent with the terms of the plan. The plan administrator may elect to pay SARs in cash, in our stock or in a combination of cash and our stock.

Other Awards Under the Plan

        The 2007 Incentive Award Plan provides that the plan administrator may also grant or issue performance shares, performance stock units, dividend equivalents, stock payments, deferred stock, restricted stock units, performance bonus awards and performance-based awards or any combination thereof to eligible employees, consultants and directors. The term of each such grant or issuance will be set by the plan administrator in its discretion. The plan administrator may establish the exercise price or purchase price, if any, of any such award.

        Payments with respect to any such award will be made in cash, in our stock or in a combination of cash and our stock, as determined by the plan administrator. Any such award will be subject to such additional terms and conditions as determined by the plan administrator and will be evidenced by a written award agreement.

        Performance shares.    Awards of performance shares are denominated in a number of shares of our stock and may be linked to any one or more performance criteria determined appropriate by the plan administrator, in each case on a specified date or dates or over any period or periods determined by the plan administrator.

        Performance stock units.    Awards of performance stock units are denominated in unit equivalent of shares of our stock and/or units of value, including dollar value of shares of our stock, and may be linked to any one or more performance criteria determined appropriate by the plan administrator, in each case on a specified date or dates or over any period or periods determined by the plan administrator.

        Dividend equivalents.    Dividend equivalents are rights to receive the equivalent value (in cash or our stock) of dividends paid on our stock. They represent the value of the dividends per share paid by us, calculated with reference to the number of shares that are subject to any award held by the participant.

        Stock payments.    Stock payments include payments in the form of our stock, options or other rights to purchase our stock made in lieu of all or any portion of the compensation that would otherwise be paid to the participant. The number of shares will be determined by the plan administrator and may be based upon specific performance criteria determined appropriate by the plan administrator, determined on the date such stock payment is made or on any date thereafter.

        Deferred stock.    Deferred stock may be awarded to participants and may be linked to any performance criteria determined to be appropriate by the plan administrator. Stock underlying a deferred stock award will not be issued until the deferred stock award has vested, pursuant to a vesting schedule or performance criteria set by the plan administrator, and unless otherwise provided by the plan administrator, recipients of deferred stock generally will have no rights as a stockholder with respect to such deferred stock until the time the vesting conditions are satisfied and the stock underlying the deferred stock award has been issued.

        Restricted stock units.    Restricted stock units may be granted to any participant in such amounts and subject to such terms and conditions as determined by the plan administrator. At the time of grant, the plan administrator will specify the date or dates on which the restricted stock units will become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate. At the time of grant, the plan administrator will specify the maturity date applicable to each grant of restricted stock units which will be no earlier than the vesting date or dates of the award and may be determined at the election of the participant. On the maturity date, we will transfer to the participant one unrestricted, fully transferable share of our stock for each restricted stock unit scheduled to be paid out on such date and not previously forfeited.

        Performance bonus awards.    Any participant selected by the plan administrator may be granted a cash bonus payable upon the attainment of performance goals that are established by the plan administrator and relate to any one or more performance criteria determined appropriate by the plan administrator on a specified date or dates or over any period or periods determined by the plan administrator. Any such cash bonus paid to a "covered employee" within the meaning of Section 162(m) of the Code may be a performance-based award as described below.

Performance-Based Awards

        The plan administrator may grant awards other than options and stock appreciation rights to employees who are or may be "covered employees," as defined in Section 162(m) of the Code, that are intended to be performance-based awards within the meaning of Section 162(m) of the Code in order to preserve the deductibility of these awards for federal income tax purposes. Participants are only entitled to receive payment for a performance-based award for any given performance period to the extent that pre-established performance goals set by the plan administrator for the period are satisfied. With regard to a particular performance period, the plan administrator will have the discretion to select the length of the performance period, the type of performance-based awards to be granted, and the goals that will be used to measure the performance for the period. In determining the actual size of an individual performance-based award for a performance period, the plan administrator may reduce or eliminate (but not increase) the award. Generally, a participant will have to be employed by us or any of our qualifying subsidiaries on the date the performance-based award is paid to be eligible for a performance-based award for any period.

Administration

        With respect to stock option grants and other awards granted to our independent directors, the 2007 Incentive Award Plan will be administered by our full board of directors. With respect to all other awards, the plan will be administered by a committee consisting of at least two directors, each of whom qualifies as a non-employee director pursuant to Rule 16b of the Exchange Act, an "outside director" pursuant to Section 162(m) of the Code and an independent director under the rules of the principal securities market on which our shares are traded. Immediately following the completion of this offering, this committee will be our compensation committee. In addition, our board may at any time exercise any rights and duties of the committee under the plan except with respect to matters which under Rule 16b-3 under the Exchange Act or Section 162(m) of the Code are required to be determined in the sole discretion of the committee.

        The plan administrator will have the exclusive authority to administer the plan, including, but not limited to, the power to determine award recipients, the types and sizes of awards, the price and timing of awards and the acceleration or waiver of any vesting restriction. Only our employees and employees of our qualifying corporate subsidiaries are eligible to be granted options that are intended to qualify as "incentive stock options" under Section 422 of the Code.

Eligibility

        Persons eligible to participate in the 2007 Incentive Award Plan include all members of our board of directors and all employees and consultants of our company and our subsidiaries, as determined by the plan administrator.

Foreign Participants

        In order to comply with the laws in other countries in which we and our subsidiaries operate or have persons eligible to participate in the plan, the plan administrator will have the power to determine which of our subsidiaries will be covered by the plan, determine which of our directors, employees and consultants outside the United States are eligible to participate in the plan, modify the terms and conditions of any award granted to such eligible individuals to comply with applicable foreign laws, establish subplans and modify any terms and procedures (with certain exceptions), and take any action that it deems advisable with respect to local governmental regulatory exemptions or approvals.

Adjustments

        If there is any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization or other distribution (other than normal cash dividends) of our assets to stockholders, or any other change affecting the shares of our stock or the share price of our stock, the plan administrator will make proportionate adjustments to any or all of the following in order to reflect such change: (i) the aggregate number and type of shares that may be issued under the plan, (ii) the terms and conditions of any outstanding awards (including, without limitation, any applicable performance targets or criteria with respect thereto), and (iii) the grant or exercise price per share for any outstanding awards under the plan. Any adjustment affecting an award intended as "qualified performance-based compensation" will be made consistent with the requirements of Section 162(m) of the Code. The plan administrator also has the authority under the 2007 Incentive Award Plan to take certain other actions with respect to outstanding awards in the event of a corporate transaction, including provision for the cash-out, termination, assumption or substitution of such awards.

Change of Control

        Except as may otherwise be provided in any written agreement between the participant and us, in the event of a change of control of our company in which awards are not converted, assumed, or replaced by the successor, such awards will become fully exercisable and all forfeiture restrictions on such awards will lapse. Upon, or in anticipation of, a change of control, the plan administrator may cause any and all awards outstanding under the 2007 Incentive Award Plan to terminate at a specific time in the future and will give each participant the right to exercise such awards during a period of time as the plan administrator, in its sole and absolute discretion, determines.

Termination or Amendment

        With the approval of our board of directors, the plan administrator may terminate, amend, or modify the 2007 Incentive Award Plan at any time. However, stockholder approval will be required for any amendment to the extent necessary and desirable to comply with any applicable law, regulation or stock exchange rule, to increase the number of shares available under the plan, to permit the grant of options with an exercise price below fair market value on the date of grant, or to extend the exercise period for an option beyond ten years from the date of grant. In addition, absent stockholder approval, no option may be amended to reduce the per share exercise price of the shares subject to such option below the per share exercise price as of the date the option was granted and, except to the extent permitted by the plan in connection with certain changes in capital structure, no option may be granted in exchange for, or in connection with, the cancellation or surrender of an option having a higher per share exercise price.

Employee Stock Purchase Plan

        Our board of directors plans to adopt, subject to stockholder approval, our Employee Stock Purchase Plan. The plan will become effective upon the closing of this offering. The following is a description of the material features and provisions of the plan.

Administration

        The Employee Stock Purchase Plan will be administered by a committee consisting of at least two members of our board of directors, each of whom is a "non-employee director" for purposes of Rule 16b-3 under the Exchange Act. Initially, this committee will be the compensation committee of our board. Subject to the terms and conditions of the plan, the committee has the authority to make all determinations and to take all other actions necessary or advisable for the administration of the plan.

The committee is also authorized to adopt, amend and rescind rules relating to the administration of the plan. Our board of directors may at any time exercise the rights and duties of the committee to administer the plan.

Eligibility

        Our employees and the employees of our designated subsidiaries who customarily work more than 20 hours per week and more than five months per calendar year are eligible to participate in the Employee Stock Purchase Plan. Each eligible employee who is employed by us or any of our designated subsidiaries on the day immediately preceding the effective date of this prospectus will automatically become a participant in the plan with respect to the first offering period. Each person who, during the course of an offering period, becomes an eligible employee subsequent to the enrollment date will be eligible to become a participant in the plan on the first day of the first purchase period following the day on which he or she becomes an eligible employee. However, no employee is eligible to participate in the plan if, immediately after the election to participate, such employee would own stock (including stock such employee may purchase under outstanding rights under the plan) representing 5% or more of the total combined voting power or value of all classes of our stock or the stock of any of our parent or subsidiary corporations. In addition, no employee is permitted to participate if the rights of the employee to purchase our common stock under the plan and all similar purchase plans maintained by us or our subsidiaries would accrue at a rate which exceeds $25,000 of the fair market value of such stock (determined at the time the right is granted) for each calendar year.

Shares Reserved

        Subject to certain adjustments set forth in the plan, the maximum number of shares of our common stock that may be issued under the Employee Stock Purchase Plan is                        shares. In addition, the number of shares available for issuance under the plan will be automatically increased on the first day of each of our fiscal years during the term of the plan, commencing on July 1, 200  , by a number of shares equal to the least of: (1)     of our outstanding capital stock on such date; (2)                          shares; or (3) a lesser amount determined by our board of directors.

Enrollment

        Except with respect to the first offering period, eligible employees become participants in the Employee Stock Purchase Plan by executing a subscription agreement and filing it with us 15 days (or such shorter or longer period as may be determined by the plan administrator) prior to the applicable enrollment date. By enrolling in the plan, a participant is deemed to have elected to purchase the maximum number of whole shares of our common stock that can be purchased with the compensation withheld during each purchase period within the offering period for which the participant is enrolled.

Terms

        Offerings; exercise dates.    Under the Employee Stock Purchase Plan, an offering period will last for not more than     months. Offering periods under the plan will initially be    -month periods, each comprised of        -month purchase periods. Under the plan, purchases will be made    times during each offering period on the last trading day of each purchase period, and the dates of such purchases will be "exercise dates." A new purchase period will begin the day after each exercise date. The first offering period under the plan will begin on the effective date of this Registration Statement and will continue until May 31, 2007. After the first offering period, a new    -month offering period will begin on each June 1st and December 1st thereafter during the term of the plan. The plan administrator may change the duration and timing of offering periods and exercise dates under the plan. If the fair market value per share of our common stock on any exercise date is less than the fair market value per share

on the start date of the    -month offering period, then that offering period will automatically terminate, and a new    -month offering period will begin on the next trading day. All participants in the terminated offering period will automatically be transferred to the new offering period.

        Price and payment.    Employees electing to participate in the Employee Stock Purchase Plan will authorize payroll deductions made on each pay day during each offering period until the employee instructs us to stop the deductions or until the employee's employment is terminated. Participants may contribute up to 20% of their compensation through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each semi-annual exercise date. Compensation for purposes of the plan means an employee's base straight time gross earnings and commissions, but excludes payments for overtime, shift premium, incentive compensation, incentive payments, bonuses, expense reimbursements, fringe benefits and other compensation. The purchase price per share will be equal to 85% of the fair market value of a share of our common stock on the first trading day of the applicable offering period or, if lower, 85% of the fair market value of a share of our common stock on the semi-annual exercise date. No employee is permitted to purchase more than                        shares during each offering period or more than                        shares during each purchase period.

        The fair market value of a share of our common stock on any date will equal the closing sales price of a share of common stock on NASDAQ for such date, or if no sale occurred on such date, the first trading date immediately prior to such date during which a sale occurred, as reported in The Wall Street Journal or such other source as the plan administrator may deem reliable for such purposes.

        Termination of participation.    Employees may end their participation in an offering at any time during the offering period, and participation ends automatically on failure to qualify as an eligible employee for any reason. Upon such termination of the employee's participation in the Employee Stock Purchase Plan, such employee's payroll deductions not already used to purchase stock under the plan will be returned to the employee.

Adjustments

        In the event of a stock split, reverse stock split, stock dividend or similar change in our capitalization, the number of shares available for issuance under the plan and the purchase price and number of shares covered by options outstanding under the plan will be appropriately adjusted.

        In the event we merge with or into another corporation or sell all or substantially all of our assets, the outstanding rights under the plan will be assumed or an equivalent right substituted by the successor company or its parent or subsidiary. If the successor company or its parent or subsidiary refuses to assume the outstanding rights or substitute an equivalent right, then the offering period then in progress will be shortened by setting a new exercise date prior to the effective date of the transaction and all outstanding purchase rights will automatically be exercised on the new exercise date. The purchase price will be equal to 85% of the fair market value of a share of our common stock on the first trading day of the applicable offering period in which an acquisition occurs or, if lower, 85% of the fair market value of a share of our common stock on the date the purchase rights are exercised.

Termination or Amendment

        Our board of directors may at any time and for any reason terminate or amend the Employee Stock Purchase Plan. Generally, no amendment may make any change in any option previously granted which adversely affects the rights of any participant without such participant's consent, provided that an offering period may be terminated by our board of directors if it determines that the termination of the offering period or the plan is in the best interests of our company and our stockholders. To the extent necessary to comply with Section 423 of the Code, we will obtain stockholder approval of any amendment to the plan.

        Without stockholder consent and without regard to whether any participant rights may be considered to have been "adversely affected," the plan administrator may change the offering periods, limit the frequency and/or number of changes in the amount withheld during an offering period, and establish such other limitations or procedures as it determines consistent with the plan. In addition, in the event our board of directors determines that the ongoing operation of the plan may result in unfavorable financial accounting consequences, our board may, in its discretion and, to the extent necessary or desirable, modify or amend the plan to reduce or eliminate such accounting consequence. Such modifications or amendments will not require stockholder approval or the consent of any plan participants.

        Unless earlier terminated by the plan administrator, the Employee Stock Purchase Plan will terminate on the tenth anniversary of the date of its initial adoption by our board.

Registration of Shares on Form S-8

        We intend to file with the SEC a registration statement on Form S-8 covering the shares of common stock issuable under the 1993 Stock Option Plan, the 1998 Equity Incentive Plan, the 2007 Incentive Award Plan and the Employee Stock Purchase Plan.

401(k) Plan

        We sponsor a defined contribution plan intended to qualify under Section 401 of the Code, or a 401(k) plan. Employees who are at least 18 years of age are generally eligible to participate and may enter the plan on the first day of the month coinciding with or following their date of hire. Participants may make pre-tax contributions to the plan of up to 100% of their eligible compensation, subject to a statutorily prescribed annual limit. Each participant is fully vested in his or her contributions and the investment earnings, if employed on or before December 31, 2005. For those employed on or after January 1, 2006, a four year (25% per year) vesting schedule is applied to matching and discretionary employer contributions. We make matching contributions to the 401(k) plan in an amount equal to 100% of employee salary deferrals. In applying this matching percentage, however, matching contributions in any plan year will not exceed $2,000. Contributions by the participants to the plan, and the income earned on these contributions, are generally not taxable to the participants until withdrawn. Participant contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.

Limitations of Liability and Indemnification

        Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

  •
  any breach of the director's duty of loyalty to us or to our stockholders;

  •
  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  unlawful payment of dividends or unlawful stock repurchases or redemptions; and

  •
  any transaction from which the director derived an improper personal benefit.

        If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director's duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to enter into indemnification agreements with our directors, officers, employees and other agents and to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

        In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we entered into indemnification agreements with each of our current directors, officers, and some employees before the completion of this offering. These agreements provide for the indemnification of our directors, officers, and some employees for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were our agents. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance.

        The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder's investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Distribution Agreements

Japanese Distributor

        In June 1993, we entered into a distribution agreement with Marubeni Machinery & Engineering Corporation, a Japanese corporation, or Marubeni, which is an affiliate of Marubeni Corporation, a holder of more than 5% of our outstanding voting stock, to exclusively distribute the CyberKnife system in Japan. The agreement became effective on the date we first received an order from Marubeni, and the terms of the agreement provide that it would continue until seven years after approval from the Japanese Ministry of Health for the CyberKnife system, which approval was granted in November 1996. The agreement was subject to automatic renewal for two year periods, provided certain conditions are met. On December 1, 1995, the Medical Division of Marubeni established itself as Meditec Corporation, a Japanese corporation, or Meditec. With our written consent, Marubeni transferred its rights and responsibilities under the distribution agreement to Meditec, an entity affiliated with Marubeni. Under the agreement, the specific terms for each sale of the CyberKnife system by us to Meditec were generally set forth on a form of purchase order.

        In May 2003, we entered into an agreement with Meditec, under which we agreed, among other things, to upgrade previously purchased CyberKnife systems by Meditec. The aggregate purchase price for these upgrades was approximately $16.9 million. Under the agreement Meditec agreed to pay us a deposit of $1.0 million. The agreement provided that if we changed distributors in Japan, we would first fill new orders in Japan from existing inventory held by Meditec, with a payment of at least $1.5 million to be paid to Meditec when a system was installed. In addition, we agreed to refurbish one system for approximately $300,000. In January 2004, we entered into a distribution agreement with a different Japanese distributor and no longer distribute our products through Meditec in Japan. Existing Meditec customers at that time have been transitioned to the new distributor. We received payments of $13.1 million, $2.8 million and $9.8 million during the years ended June 30, 2004, 2005 and 2006, respectively, and $0 for the quarter ended September 30, 2006, relating to products and services provided to Meditec. As of September 30, 2006, Meditec had no outstanding accounts receivable with us.

        Meditec is a subsidiary of Marubeni Corporation, one of our stockholders. In December 1999, Marubeni Corporation purchased 666,666 shares of our Series A-1 Preferred Stock, for an aggregate of $1,999,998. In April 2002, Marubeni Venture Capital Fund I, L.P., an affiliate of Marubeni Corporation, purchased 2,000,000 shares of our Series C Preferred Stock, for an aggregate of $2,000,000.

Taiwanese Distributor

        In June 2004, we entered into distribution agreements with President Medical Technologies, Co., Ltd. Inc., a Taiwanese corporation, or PMTC, to exclusively distribute the CyberKnife system in Taiwan, Hong Kong and Macao SAR. This agreement became effective on June 1, 2004 and will expire on December 31, 2008. This agreement replaced a prior agreement with PMTC effective as of September 1, 2002, which replaced a prior agreement effective as of March 1, 2000. The term of the current agreement may be extended for additional one year periods if we and PMTC mutually agree. Under the agreement, PMTC must provide us a purchase order or letter of intent nine months in advance of the order's proposed shipment date. Within four to six months prior to the proposed shipment date, PMTC must pay us a non-refundable amount of $450,000. Of the balance, 90% is due upon presentation of documents evidencing shipment and 10% is due upon 180 days following shipment. The agreement may be terminated by either party for a material breach of the agreement which is not cured within 45 days of notice of that breach, or upon a change of control of us. Payments from PMTC were $3.9 million, $21,000 and $632,000 for the years ended June 30, 2004, 2005 and 2006, respectively. The payment from PMTC was $0 for the quarter ended September 30, 2006.

        President (BVI) International Investment Holdings Ltd., an affiliate of PMTC, is a holder of more than 5% of our outstanding voting stock. In addition, Mr. Tu, one of our directors, is President of President International Development Corporation, of which President (BVI) International Investment Holdings Ltd. is a wholly owned subsidiary, and is a director of PMTC. In May 2006, President (BVI) International Investment Holdings, Ltd. sold all of its interest in PMTC.

        In March 1999, President (BVI) International Investment Holdings, Ltd. purchased 4,500,000 shares of our Series A Preferred Stock for an aggregate of $9,000,000. In April 2001, President (BVI) International Investment Holdings, Ltd. purchased 333,333 shares of our Series B Preferred Stock for an aggregate of $2,499,997. In April 2002, President (BVI) International Investment Holdings, Ltd. purchased 3,000,000 shares of our Series C Preferred Stock for an aggregate of $3,000,000. Additionally in December 2003, President (BVI) International Investment Holdings, Ltd. acquired 1,000,000 shares of our Series C Preferred Stock and 1,992,419 shares of our Common Stock from Pacific Republic Securities. In March 2005, President (BVI) International Investment Holdings, Ltd. acquired 173,810 shares of our common stock from Pacific Republic Securities.

The CyberKnife Society

        The CyberKnife Society was incorporated in December 2002 as a non-profit organization, and has operated with administrative assistance and funding from us. The CyberKnife Society was organized for the purpose of bringing together CyberKnife system users and medical professionals affiliated with radiosurgery worldwide to foster scholarly exchange and the sharing of clinical information relating to the CyberKnife system, as well as to educate patients about radiosurgery. The CyberKnife Society offered membership to CyberKnife system users as a means of facilitating communication, as well as coordinating continuing medical education and other educational events regarding the CyberKnife system and radiosurgery. In November 2006, the CyberKnife Society was dissolved as a separate entity with the intention of reorganizing the CyberKnife Society in the near future. In the interim, the CyberKnife Society is operating as a department of our company, and continues to offer the same benefits and services to its membership.

        As part of the dissolution of the CyberKnife Society, the Attorney General of California required that the liabilities and obligations of the CyberKnife Society be assumed by another entity. We assumed all such liabilities and obligations, including the consulting agreement between the CyberKnife Society and Dr. Adler to enable the CyberKnife Society to continue to operate effectively and to aid in the reorganization of the entity.

Investors' Rights Agreement

        We and certain holders of our capital stock have entered into an agreement, pursuant to which these stockholders will have registration rights with respect to their shares of common stock following this offering. See "Description of Capital Stock—Registration Rights" for a further description of the terms of this agreement.

Employment, Change of Control and Severance Agreements

        We have entered into offer letter agreements which contain certain change of control and severance provisions with our executive officers. See "Management—Employment, Change of Control and Severance Agreements."

Consulting Agreements

        We are a party to two consulting agreements with Dr. Adler, a member of our board of directors. See "Management—Director Compensation."

Indemnification of Directors and Officers

        Our articles of incorporation and bylaws in effect as of the date of this prospectus provide that we will indemnify each of our directors and officers to the fullest extent permitted by the California General Corporation Law. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the completion of this offering provide that we will indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Furthermore, we have entered into indemnification agreements with each of our directors and officers. For further information, see "Management—Limitations of Liability and Indemnification." In addition, certain indemnification provisions are contained in Mr. Lindquist's offer letter. For further information, see "Management—Employment, Change of Control and Severance Agreements."

Issuances of Common Stock

        We have issued options to our executive officers. See "Management—Executive Compensation."

        In June 2004, we granted Franz Cristiani, a former member of our board of directors, options exercisable for 108,000 shares of our common stock, Mr. Young options exercisable for 99,000 shares of our common stock, and Mr. Yu options exercisable for 99,000 shares of our common stock, all with an exercise price of $1.75 per share.

        In November 2004, we granted Mr. Wu options exercisable for 90,000 shares of our common stock, Mr. Young options exercisable for 9,000 shares of our common stock, and Mr. Yu options exercisable for 9,000 shares of our common stock, each with an exercise price of $3.50 per share.

        In June 2005, we granted Mr. Cristiani options exercisable for 18,000 shares of our common stock, Mr. Young options exercisable for 9,000 shares of our common stock, and Mr. Yu options exercisable for 9,000 shares of our common stock, each with an exercise price of $3.50 per share.

        In November 2005, we granted Mr. Young options exercisable for 9,000 shares of our common stock and Mr. Yu options exercisable for 9,000 shares of our common stock, each with an exercise price of $4.38 per share.

        In August 2006, we granted, each of Messrs. Cristiani, Wu, Young and Yu options exercisable for 18,000 shares of our common stock, each with an exercise price of $9.50 per share.

        In March 2004, we issued 2,280,000 shares of our common stock to Pacific Republic Capital, of which Wayne Wu, a member of our board of directors, is an affiliate, upon exercise of a warrant to purchase shares of our common stock for an aggregate exercise price of $3,192,000. In March 2005, we issued 1,000,000 shares of our common stock to Pacific Republic Capital upon exercise of a warrant to purchase shares of our common stock for an aggregate exercise price of $1,400,000.

Other Arrangements

        Dr. Adler, a member of our board of directors, is a Professor of Neurosurgery and Radiation Oncology at Stanford University. During the fiscal year ending June 30, 2004, we recognized revenue of $100,000 for hardware upgrades provided to Stanford University. During the years ended June 30, 2005 and 2006, we recognized revenue of $585,000 and $195,000, respectively, relating to services to Stanford University provided under the CyberKnife Platinum Elite Service Agreement. Advances and deferred revenue of $195,000 and $1,340,000 were recorded at June 30, 2005 and 2006, respectively, relating to payments made by Stanford University. We also have a license agreement with Stanford University. See "Business—Intellectual Property."

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table presents information as to the beneficial ownership of our common stock as of December 20, 2006 by:

  •
  each of the executive officers listed in the summary compensation table;

  •
  each of our directors;

  •
  all of our directors and executive officers as a group;

  •
  each stockholder known by us to be the beneficial owner of more than 5% of our common stock; and

  •
  each of the selling stockholders.

        Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of our common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of December 20, 2006 are deemed to be outstanding and to be beneficially owned by the person holding the options or warrants for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

        This table lists applicable percentage ownership based on 41,915,897 shares of common stock outstanding as of December 20, 2006, after giving effect to the conversion of our outstanding preferred stock into 25,186,285 shares of common stock immediately prior to the closing of this offering and the exercise of a warrant to purchase 525,000 shares of common stock immediately prior to the closing of this offering.

        Unless otherwise indicated, the address for each of the stockholders in the table below is c/o Accuray Incorporated, 1310 Chesapeake Terrace, Sunnyvale, California 94089.

	Beneficial Ownership Prior to the Offering
Name and Address of Beneficial Owner	Shares Beneficially Owned(1)	Options and Warrants Exercisable Within 60 Days of December 20, 2006	Percent before the Offering	Shares Being Offered	Percent after the Offering
5% Stockholders
President (BVI) International Investment Holdings Ltd.(2)	15,500,919	—	37.0%
Marubeni Corporation(3)	3,350,939	—	8.0
Executive Officers and Directors
Euan S. Thomson, Ph.D	1,412,541	1,412,541	3.3
Robert E. McNamara	330,209	330,209	*
Chris A. Raanes	561,250	561,250	1.3
Eric P. Lindquist	210,729	210,729	*
Wade B. Hampton	—	—	*
Wayne Wu(4)	815,530	76,875	1.9
John R. Adler, Jr., M.D.	1,865,004	1,260,234	4.3
Ted T.C. Tu(2)(5)	15,500,919	—	37.0
Roderick A. Young	109,125	109,125	*
Li Yu	109,125	109,125	*
All executive officers and directors as a group (10 persons)	20,914,432	4,070,088	45.5%

*
Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our common stock.

(1)
Includes shares of common stock issuable pursuant to stock options and warrants exercisable within 60 days of December 20, 2006.

(2)
The address of President (BVI) International Investment Holdings Ltd., or PIIH, and Mr. Tu is 10F-1, No. 560, Sec.4, Chung Hsiao East Road, Taipei 110, Taiwan, R.O.C. Mr. Tu, one of our directors, is the President of President International Development Corporation, or PIDC. PIIH is a wholly owned subsidiary of PIDC.

(3)
The address of Marubeni Corporation is 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo, Japan.

(4)
Includes 148,580 shares held by Mr. Wu's spouse. Mr. Wu disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(5)
Includes 15,500,919 shares held by PIIH.

DESCRIPTION OF CAPITAL STOCK

General

        Upon the closing of this offering, our amended and restated certificate of incorporation will authorize us to issue up to 100,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. The following information assumes our reincorporation in Delaware, the filing of our amended and restated certificate of incorporation and the conversion of all outstanding shares of our preferred stock into shares of common stock upon the completion of this offering.

        Prior to the closing of this offering, we plan to reincorporate from California to Delaware to take advantage of the substantial and established judicial precedent in the Delaware courts as to the legal principles applicable to actions that may be taken by a corporation and to the conduct of a corporation's board of directors.

        As of September 30, 2006, and assuming the conversion of all outstanding preferred stock into common stock and the exercise of a warrant to purchase 525,000 shares of common stock immediately prior to the consummation of this offering, there were outstanding:

  •
  41,980,524 shares of our common stock held by approximately       stockholders; and

  •
  11,697,454 shares issuable upon exercise of outstanding stock options.

Common Stock

Dividend Rights

        Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine.

Voting Rights

        Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors will not be provided for in our amended and restated certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

No Preemptive or Similar Rights

        Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Right to Receive Liquidation Distributions

        Upon our dissolution or liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

        Upon the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of our company or other corporate action. Upon completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws to be in Effect Upon the Completion of This Offering

        Our amended and restated certificate of incorporation to be in effect upon the completion of this offering will provide for our board of directors to be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the completion of this offering will provide that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our board of directors, chairman of the board, chief executive officer, or president (in the absence of a chief executive officer) may call a special meeting of stockholders.

        Our amended and restated certificate of incorporation will require a 66 2/3% stockholder vote for the amendment, repeal or modification of certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws relating to the classification of our board of directors, the requirement that stockholder actions be effected at a duly called meeting, and the designated parties entitled to call a special meeting of the stockholders. The combination of the classification of our board of directors, the lack of cumulative voting and the 66 2/3% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

        These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Section 203 of the Delaware General Corporation Law

        We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

  •
  before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

  •
  upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        In general, Section 203 defines business combination to include the following:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  •
  subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

        In general, Section 203 defines an "interested stockholder" as an entity or person who, together with the person's affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Acceleration of Options Upon Change of Control

        Under our 1998 Equity Incentive Plan and 2007 Incentive Award Plan, in the event of certain mergers, a reorganization or consolidation of our company with or into another corporation or the sale of all or substantially all of our assets or all of our capital stock wherein the successor corporation does not assume outstanding options or issue equivalent options, our board of directors is required to accelerate vesting of options outstanding under that plan.

Registration Rights

Demand Registration Rights

        After the completion of this offering, the holders of approximately 25,186,285 shares of our common stock will be entitled to certain demand registration rights. At any time beginning six months after the consummation of this offering, the holders of at least 30% of these shares can request that we register all or a portion of their shares. We will only be required to file two registration statements upon the stockholders' exercise of these demand registration rights. Additionally, we will not be required to effect a demand registration during the period beginning 60 days prior to the filing and six months following the effectiveness of a registration statement relating to a public offering of our securities.

Piggyback Registration Rights

        After the completion of this offering, the holders of approximately 25,186,285 shares of common stock will be entitled to certain piggyback registration rights. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related to employee benefit plans, debt securities, or corporate reorganizations, the holders of registrable securities are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their registrable shares in the registration. We will pay the registration expenses of the holders of registrable securities for the incidental or piggyback registrations.

Form S-3 Registration Rights

        After the completion of this offering, the holders of approximately 25,186,285 shares of our common stock will be entitled to request that we register their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $2.0 million. These stockholders may make an unlimited number of requests for registration on Form S-3. However, we will not be required to effect a registration on Form S-3 during the period beginning 60 days prior and six months following any underwritten public offering of our common stock or if we have effected two such registrations in a given 12 month period. Additionally, we are obligated to pay the registration expenses of only the first four of any such registrations on Form S-3.

        The registration rights described above will expire, with respect to any particular stockholder, after our initial public offering, when that stockholder can sell its shares under Rule 144 of the Securities Act during any 90-day period. In any event, all such registration rights shall expire three years after the consummation of this offering.

        In connection with this offering, each stockholder that has registration rights agreed not to sell or otherwise dispose of any securities without the prior written consent the underwriters for a period of 180 days, which may be extended in certain circumstances. See section entitled "Underwriting."

Listing

        We are applying to have our common stock listed on NASDAQ under the symbol "ARAY."

Transfer Agent and Registrar

        After the completion of this offering the transfer agent and registrar for our common stock will be Mellon Investor Services LLC.

MATERIAL UNITED STATES FEDERAL INCOME TAX
CONSEQUENCES TO NON-UNITED STATES HOLDERS OF OUR COMMON STOCK

        The following discussion describes the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all the potential U.S. federal income tax consequences relating thereto, nor does it address any estate tax consequences or any tax consequences arising under any state, local or foreign tax laws or any other U.S. federal tax laws. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or the IRS, all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

        This discussion is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a particular holder in light of that holder's particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including, without limitation, U.S. expatriates, partnerships and other pass-through entities, "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies," corporations that accumulate earnings to avoid U.S. federal income tax, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, and persons holding our common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy.

        PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Definition of Non-U.S. Holder

        For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a "U.S. person" or a partnership for U.S. federal income tax purposes. A U.S. person is any of the following:

  •
  a citizen or resident of the United States;

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  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (2) has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

        If a partnership (or other entity taxed as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them.

Distributions on Our Common Stock

        Payments on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder's adjusted tax basis in the common stock, but not below zero. Any excess will be treated as capital gain.

        Dividends paid to a non-U.S. holder of our common stock that are not effectively connected with a United States trade or business conducted by such holder generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder's qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but which qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

        If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the common stock are effectively connected with such holder's United States trade or business, the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form).

        Any dividends paid on our common stock that are effectively connected with a non-U.S. holder's U.S. trade or business (or if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a resident of the United States, unless an applicable tax treaty provides otherwise. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders are urged to consult any applicable tax treaties that may provide for different rules.

        A non-U.S. holder who claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Gain on Disposition of Our Common Stock

        A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States, or if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

  •
  the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

  •
  our common stock constitutes a U.S. real property interest by reason of our status as a "U.S. real property holding corporation," or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder's holding period for our common stock.

        Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we currently are not and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. In the event we do become a USRPHC, as long as our common stock is regularly traded on an established securities market, our common stock will be treated as U.S. real property interests only with respect to a non-U.S. holder that actually or constructively holds more than 5% of our common stock.

        Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above will be subject to U.S. federal income tax on an net income basis in the same manner as if such holder were a resident of the United States. Non-U.S. holders that are foreign corporations also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders are urged to consult any applicable tax treaties that may provide for different rules.

        Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate, but may be offset by U.S. source capital losses.

Information Reporting and Backup Withholding

        We must report annually to the IRS and to each non-U.S. holder the amount of dividends on our common stock paid to such holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder's conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 28% rate, however, generally will not apply to payments of dividends to a non-U.S. holder of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

        Payments of the proceeds from a disposition by a non-U.S. holder of our common stock made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to those payments if the broker does not have documentary evidence that the beneficial owner is a non-U.S. holder, an exemption is not otherwise established, and the broker is:

  •
  a U.S. person;

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  a controlled foreign corporation for U.S. federal income tax purposes;

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  a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period; or

  •
  a foreign partnership if at any time during its tax year (1) one or more of its partners are U.S. persons who hold in the aggregate more than 50% of the income or capital interest in such partnership or (2) it is engaged in the conduct of a U.S. trade or business.

        Payment of the proceeds from a non-U.S. holder's disposition of our common stock made by or through the U.S. office of a broker generally will be subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury, such as by providing a valid IRS Form W-8BEN or W-8ECI, or otherwise establishes an exemption from information reporting and backup withholding.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding warrants or options, in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

        Upon the completion of this offering, based on the number of shares outstanding as of September 30, 2006, we will have                                    shares of common stock outstanding, assuming no exercise of the underwriters' over allotment option and no exercise of outstanding options or warrants. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

        The remaining                        shares of common stock will be deemed restricted securities as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. Subject to the lock-up agreements described below, all of these restricted securities will be available for sale in the public market beginning 180 days after the date of this prospectus under Rule 144, subject in some cases to volume limitations, Rule 144(k) or Rule 701.

Lock-Up Agreements

        All of our directors and officers and substantially all of our stockholders have signed lock-up agreements under which they have agreed not to sell, transfer or dispose of, directly or indirectly, any shares of our common stock or any securities into or exercisable or exchangeable for shares of our common stock without the prior written consent of J.P. Morgan Securities Inc. and UBS Securities LLC, for a period of 180 days, subject to a possible extension under certain circumstances, after the date of this prospectus. The holders of approximately 95% of our outstanding shares of common stock have executed lock-up agreements. These agreements are described below under "Underwriting."

Rule 144

        In general, under Rule 144 as currently in effect, a person, or group of persons whose shares are required to be aggregated, who has beneficially owned shares that are restricted securities as defined in Rule 144 for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

  •
  1% of the then outstanding shares of our common stock, which will be approximately                        shares immediately after this offering; or

  •
  the average weekly trading volume in our common stock on NASDAQ during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

        In addition, a person who is not deemed to have been an affiliate at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell these shares under Rule 144(k) without regard to the requirements described above. To the extent that shares were acquired from one of our affiliates, a person's holding period for the purpose of effecting a sale under Rule 144 would commence on the date of transfer from the affiliate.

Rule 701

        In general, under Rule 701 of the Securities Act, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares in reliance on Rule 144, but without compliance with certain restrictions, including the holding period contained in Rule 144. However, substantially all shares issued under Rule 701 are subject to lock-up agreements and will only become eligible for sale at the expiration of such agreements.

Registration Rights

        On the date beginning 180 days after the date of this prospectus, the holders of 30,023,175 shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of those shares under the Securities Act. For a description of these registration rights, please see "Description of Capital Stock—Registration Rights." After these shares are registered, they will be freely tradable without restriction under the Securities Act.

Stock Options

        As of September 30, 2006, options to purchase a total of 11,697,454 shares of our common stock were outstanding. We intend to file a registration statement on Form S-8 under the Securities Act to register all shares of our common stock subject to outstanding options, all shares of our common stock issued upon exercise of stock options and all shares of our common stock issuable under our stock option and employee stock purchase plans. Accordingly, shares of our common stock issued under these plans will be eligible for sale in the public markets, subject to vesting restrictions and the lock-up agreements described above.

UNDERWRITING

        J.P. Morgan Securities Inc. and UBS Securities LLC are acting as joint bookrunning managers of the offering, and, together with Piper Jaffray & Co. and Jefferies & Company, Inc., are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we and the selling stockholders have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

Underwriter	Number of shares
J.P. Morgan Securities Inc.
UBS Securities LLC
Piper Jaffray & Co.
Jefferies & Company, Inc.
Total

        The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

        The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $                        per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $                        per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

        We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                                    additional shares of our common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

        We, our officers and directors and our other stockholders have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of each of J.P. Morgan Securities Inc. and UBS Securities LLC, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock, subject to customary exceptions. After the 180-day lock-up period, these shares may be sold, subject to applicable securities laws. Notwithstanding the foregoing, for the purpose of allowing the underwriters to comply with NASD Rule 2711(f)(4), if:

  •
  during the last 17 days of the initial 180-day lock-up period, we issue an earnings release or material news, or a material event relating to us occurs; or

  •
  prior to the expiration of the initial 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the initial 180-day lock-up period, then in each case the initial 180-day lock-up period will be extended until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless J.P. Morgan Securities Inc. and UBS Securities LLC waive, in writing, such extension.

        Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

        The following table shows the underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

	Paid by us		Paid by the selling stockholders
	No exercise	Full exercise	No exercise	Full exercise
Per share	$	$	$	$

Total	$	$	$	$

        In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales and syndicate covering transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. Transactions to close out the covered syndicate short involve either purchases of our common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any "naked" short position by purchasing shares of our common stock in the open market. A "naked" short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

        In addition, the underwriters may stabilize or maintain the price of our common stock by bidding for or purchasing shares of our common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if shares of our common stock previously distributed in this offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of our common stock to the extent that it discourages resales of our common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on NASDAQ or otherwise and, if commenced, may be discontinued at any time.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of our common stock. They may also cause the price of our common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on NASDAQ or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        We estimate that our total expenses of this offering will be $                        .

        The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of our common stock described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to our common stock that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

  •
  to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

  •
  in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

        Each purchaser of our common stock described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

        For purposes of this provision, the expression an "offer to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/ EC and includes any relevant implementing measure in each relevant member state.

        The sellers of our common stock have not authorized and do not authorize the making of any offer of our common stock through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of our common stock as contemplated in this prospectus. Accordingly, no purchaser of our common stock, other than the underwriters, is authorized to make any further offer of our common stock on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

        This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive, or Qualified Investors, that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000, or Financial Promotion, Order 2005, or the Order, or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

        Neither this prospectus nor any other offering material relating to our common stock described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. Our common stock have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to our common stock has been or will be:

  •
  released, issued, distributed or caused to be released, issued or distributed to the public in France; or

  •
  used in connection with any offer for subscription or sale of our common stock to the public in France.

Such offers, sales and distributions will be made in France only:

  •
  to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d'investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

  •
  to investment services providers authorized to engage in portfolio management on behalf of third parties; or

  •
  in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l'épargne).

        Our common stock may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

LEGAL MATTERS

        Certain legal matters with respect to the legality of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by Latham & Watkins LLP, Menlo Park, California. Certain legal matters in connection with the offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

        Our consolidated financial statements for the years ended June 30, 2004, 2005, and 2006 were audited by Grant Thornton LLP. The consolidated financial statements as of June 30, 2005 and 2006, and for each of the three years in the period ended June 30, 2006, included in this prospectus have been so included in reliance on the reports of Grant Thornton LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

CHANGE IN ACCOUNTANTS

        On June 1, 2006, with the approval of the board of directors of Accuray Incorporated ("we" or "our"), we dismissed PricewaterhouseCoopers LLP as our independent registered public accounting firm and engaged Grant Thornton LLP as our independent registered public accounting firm. As of June 1, 2006 PricewaterhouseCoopers LLP had not completed its procedures on the annual financial statements of Accuray Incorporated as of and for the fiscal years ended June 30, 2004 and 2005.

        During the period from July 1, 2003 through June 1, 2006, there were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused it to make reference to the subject matter of the disagreements in its reports on our financial statements for such fiscal years.

        During the period from July 1, 2003 through June 1, 2006, there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K, except for a material weakness relating to the misapplication of revenue recognition accounting policies.

        PricewaterhouseCoopers LLP was provided with a copy of the above statements and we requested that it furnish a letter to the Securities and Exchange Commission stating whether or not it agrees with these statements. A copy of PricewaterhouseCoopers LLP's letter, will be included as an exhibit to this registration statement.

        During the period from July 1, 2003 through June 1, 2006, neither we nor anyone on our behalf consulted Grant Thornton LLP regarding either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, or (2) any matter that was a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K, or a reportable event, as that term is defined in Item 304(a)(1)(v) of Regulation S-K. Grant Thornton LLP has reported on our consolidated financial statements for each of the fiscal years ended June 30, 2004, 2005 and 2006 included in this registration statement.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the Commission. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the consolidated financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

        As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the Commission. These periodic reports, proxy statements and other information will be available for inspection and copying at the Commission's public reference facilities and the website of the SEC referred to above.

ACCURAY INCORPORATED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Accuray Incorporated

We have audited the accompanying consolidated balance sheets of Accuray Incorporated and subsidiaries as of June 30, 2005 and 2006, and the related consolidated statements of operations, temporary equity and stockholders' equity (deficiency), and cash flows for each of the three years in the period ended June 30, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Accuray Incorporated and subsidiaries as of June 30, 2005 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2006 in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

San Francisco, California
November 7, 2006

Accuray Incorporated

Consolidated Balance Sheets

 (in thousands, except share and per share amounts)

				Pro forma Stockholders' equity (deficiency) at September 30, 2006
	June 30,		(unaudited)
			September 30, 2006
	2005	2006

				(unaudited)
Assets
Current assets:
Cash and cash equivalents	$17,024	$27,856	$24,910
Restricted cash	158	1	1
Accounts receivable, net of allowance for doubtful accounts of $45 and $20 at June 30, 2005 and 2006, respectively and $20 at September 30, 2006 (unaudited)	5,087	11,698	16,344
Inventories	6,371	10,100	13,959
Prepaid expenses and other current assets	1,933	3,512	5,825
Deferred cost of revenue—current	3,095	4,810	5,665

Total current assets	33,668	57,977	66,704

Property and equipment, net	12,961	21,945	21,565
Goodwill	4,495	4,495	4,495
Intangible assets, net	1,688	1,446	1,381
Deferred cost of revenue—noncurrent	33,381	51,778	48,384
Other assets	667	982	993

Total assets	$86,860	$138,623	$143,522

Liabilities, temporary equity and stockholders' equity (deficiency)
Current liabilities:
Accounts payable	$5,445	$4,726	$5,991
Accrued compensation	2,827	8,561	7,235
Other accrued liabilities	2,805	6,494	6,778
Note payable—current	2,893	—	—
Customer advances—current	10,152	10,338	19,495
Deferred revenue—current	7,365	31,641	24,225

Total current liabilities	31,487	61,760	63,724

Long-term liabilities:
Customer advances—noncurrent	1,431	12,191	8,821
Deferred revenue—noncurrent	82,610	118,023	120,950

Total liabilities	115,528	191,974	193,495

Commitments and contingencies (Note 8)
Temporary equity:
Redeemable convertible preferred stock, no par value
Authorized: 30,000,000 shares; issued and outstanding: 17,419,331 shares at June 30, 2005 and 2006 and September 30, 2006 (unaudited); liquidation amount: $36,497 and $40,354 at June 30, 2005 and 2006, respectively and $41,440 at September 30, 2006 (unaudited); Pro forma: preferred stock, par value $0.001 per share; 5,000,000 shares authorized, no shares issued and outstanding (unaudited)	27,504	27,504	27,504	$—

Stockholders' equity (deficiency)
Common stock, no par value; authorized: 70,000,000 shares; issued and outstanding: 15,815,532 and 16,243,150 shares at June 30, 2005 and 2006, respectively, and 16,269,239 at September 30, 2006 (unaudited); Pro forma: 100,000,000 shares authorized, par value $0.001 per share, 41,980,524 shares issued and outstanding (unaudited)	12,653	13,276	13,322	42
Additional paid-in capital	37,481	43,988	28,090	69,399
Notes receivable from stockholders	(331)	(206)	(206)	(206)
Deferred stock-based compensation	(19,008)	(17,272)	—	—
Accumulated other comprehensive loss	(20)	—	—	—
Accumulated deficit	(86,947)	(120,641)	(118,683)	(118,683)

Total stockholders' equity (deficiency)	(56,172)	(80,855)	(77,477)	$(49,448)

Total liabilities, temporary equity and stockholders' equity (deficiency)	$86,860	$138,623	$143,522

Assets and liabilities include related party transaction amounts as follows:
Accounts receivable	$440	$1	$1,157
Deferred cost of revenue—current	$2,512	$2,929	$2,168
Deferred cost of revenue—noncurrent	$9,919	$7,254	$7,560
Customer advances—current	$—	$2,290	$1,300
Customer advances—noncurrent	$1,000	$3,951	$3,951
Deferred revenue—current	$5,571	$7,169	$5,548
Deferred revenue—noncurrent	$18,032	$15,375	$15,951

The accompanying notes are an integral part of these consolidated financial statements.

 Accuray Incorporated

Consolidated Statements of Operations

(in thousands, except per share amounts)

				(unaudited)
	Years Ended June 30,			Three Months Ended September 30,
	2004	2005	2006	2005	2006

Net revenue:
Products	$12,639	$9,636	$36,089	$468	$26,767
Shared ownership programs	4,831	8,067	8,145	1,684	2,226
Services	1,974	3,050	4,848	997	2,969
Other	125	1,624	3,815	722	809

Total net revenue	19,569	22,377	52,897	3,871	32,771
Cost of revenue:
Costs of products	6,135	6,422	18,531	428	10,716
Costs of shared ownership programs	1,076	1,572	2,513	533	606
Costs of services	1,275	2,044	3,948	594	1,670
Costs of other	10	1,077	2,500	472	476

Total cost of revenue	8,496	11,115	27,492	2,027	13,468

Gross profit	11,073	11,262	25,405	1,844	19,303
Operating expenses:
Selling and marketing	10,647	16,361	25,186	4,716	7,530
Research and development	7,311	11,655	17,788	4,544	6,182
General and administrative	4,672	8,129	15,923	2,782	4,619

Total operating expenses	22,630	36,145	58,897	12,042	18,331

Income (loss) from operations	(11,557)	(24,883)	(33,492)	(10,198)	972
Other income (expense):
Interest and other income	13	156	438	114	269
Interest and other expense	(149)	(394)	(382)	(120)	(62)

Income (loss) before provision for income taxes and cumulative effect of change in accounting principle	(11,693)	(25,121)	(33,436)	(10,204)	1,179
Provision for income taxes	3	68	258	6	59

Income (loss) before cumulative effect of change in accounting principle	(11,696)	(25,189)	(33,694)	(10,210)	1,120
Cumulative effect of change in accounting principle, net of tax of $0	—	—	—	—	838

Net income (loss)	$(11,696)	$(25,189)	$(33,694)	$(10,210)	$1,958

Net income (loss) per common share:
Basic
Income (loss) before cumulative effect of change in accounting principle	$(1.00)	$(1.76)	$(2.11)	$(0.65)	$0.03
Cumulative effect of change in accounting principle	—	—	—	—	0.02

Basic net income (loss) per share	$(1.00)	$(1.76)	$(2.11)	$(0.65)	$0.05

Diluted
Income (loss) before cumulative effect of change in accounting principle	$(1.00)	$(1.76)	$(2.11)	$(0.65)	$0.02
Cumulative effect of change in accounting principle	—	—	—	—	0.02

Diluted net income (loss) per share	$(1.00)	$(1.76)	$(2.11)	$(0.65)	$0.04

Weighted average common shares outstanding used in computing net income (loss) per share:
Basic	11,737	14,283	15,997	15,821	41,445
Diluted	11,737	14,283	15,997	15,821	49,851

				(unaudited)
	Years Ended June 30,			Three Months Ended September 30,
	2004	2005	2006	2005	2006

Revenue and cost of revenue include related party transaction amounts as follows:
Net revenue:
Products	$2,225	$7,252	$—	$31	$3,057
Services	$113	$1,446	$2,195	$702	$502
Other	$100	$1,583	$3,754	$722	$749
Cost of revenue:
Costs of products	$1,062	$1,954	$—	$—	$1,093
Costs of services	$—	$47	$140	$383	$106
Costs of other	$10	$1,037	$2,463	$463	$466
Cost of revenue, selling and marketing, research and development, and general and administrative expenses charges include stock-based compensation as follows:
Cost of revenue	$190	$454	$863	$153	$217
Selling and marketing	826	1,903	2,569	529	649
Research and development	648	1,157	1,574	372	449
General and administrative	785	2,812	3,237	843	897

The accompanying notes are an integral part of these consolidated financial statements.

Accuray Incorporated

Consolidated Statements of Temporary Equity
and Stockholders' Equity (Deficiency)

(in thousands, except share amounts)

	Redeemable convertible preferred stock
			Common stock		Additional paid-in capital	Notes receivable from stockholders	Deferred stock-based compensation	Accumulated other comprehensive income (loss)		Total stockholders' equity (deficiency)
									Accumulated deficit
	Shares	Amount	Shares	Amount

Balances at June 30, 2003	17,419,331	$27,504	10,706,625	$7,316	$11,846	$—	$(2,148)	$—	$(50,062)	$(33,048)
Exercise of common stock warrants	—	—	2,280,000	3,192	—	—	—	—	—	3,192
Exercise of stock options	—	—	610,739	249	—	—	—	—	—	249
Deferred stock-based compensation	—	—	—	—	11,365	—	(11,365)	—	—	—
Reversal of deferred stock-based compensation	—	—	—	—	(1,078)	—	1,078	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	2,312	—	—	2,312
Compensation expense related to options issued to non-employees	—	—	—	—	137	—	—	—	—	137
Cumulative translation adjustment	—	—	—	—	—	—	—	(7)	—	(7)
Net loss	—	—	—	—	—	—	—	—	(11,696)	(11,696)

Total comprehensive loss										(11,703)

Balances at June 30, 2004	17,419,331	27,504	13,597,364	10,757	22,270	—	(10,123)	(7)	(61,758)	(38,861)
Exercise of common stock warrants	—	—	1,000,000	1,400	—	—	—	—	—	1,400
Exercise of stock options	—	—	842,315	416	—	—	—	—	—	416
Exercise of stock options using notes	—	—	447,839	331	—	(331)	—	—	—	—
Stock repurchased	—	—	(71,986)	(251)	—	—	—	—	—	(251)
Deferred stock-based compensation	—	—	—	—	15,631	—	(15,631)	—	—	—
Reversal of deferred stock-based compensation	—	—	—	—	(1,215)	—	1,215	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	5,531	—	—	5,531
Compensation expense related to options issued to non-employees	—	—	—	—	164	—	—	—	—	164
Compensation expense related to modification of options granted	—	—	—	—	631	—	—	—	—	631
Cumulative translation adjustment	—	—	—	—	—	—	—	(13)	—	(13)
Net loss	—	—	—	—	—	—	—	—	(25,189)	(25,189)

Total comprehensive loss										(25,202)

Balances at June 30, 2005	17,419,331	27,504	15,815,532	12,653	37,481	(331)	(19,008)	(20)	(86,947)	(56,172)

Accuray Incorporated

Consolidated Statements of Temporary Equity
and Stockholders' Equity (Deficiency) (continued)

(in thousands, except share amounts)

	Redeemable convertible preferred stock
			Common stock		Additional paid-in capital	Notes receivable from stockholders	Deferred stock-based compensation	Accumulated other comprehensive income (loss)		Total stockholders' equity (deficiency)
									Accumulated deficit
	Shares	Amount	Shares	Amount

Balances at June 30, 2005	17,419,331	27,504	15,815,532	12,653	37,481	(331)	(19,008)	(20)	(86,947)	(56,172)
Exercise of common stock warrants	—	—	16,666	167	—	—	—	—	—	167
Exercise of stock options	—	—	431,659	538	—	—	—	—	—	538
Payment received on notes used to exercise stock options	—	—	—	—	—	125	—	—	—	125
Stock repurchased	—	—	(20,707)	(82)	—	—	—	—	—	(82)
Deferred stock-based compensation	—	—	—	—	7,860	—	(7,860)	—	—	—
Reversal of deferred stock-based compensation	—	—	—	—	(1,651)	—	1,651	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	7,945	—	—	7,945
Compensation expense related to options issued to non-employees	—	—	—	—	186	—	—	—	—	186
Compensation expense related to modification of options granted	—	—	—	—	112	—	—	—	—	112
Cumulative translation adjustment	—	—	—	—	—	—	—	20	—	20
Net loss	—	—	—	—	—	—	—	—	(33,694)	(33,694)

Total comprehensive loss										(33,674)

Balances at June 30, 2006	17,419,331	27,504	16,243,150	13,276	43,988	(206)	(17,272)	—	(120,641)	(80,855)
Exercise of stock options (unaudited)	—	—	26,089	46	—	—	—	—	—	46
Stock-based compensation (unaudited)	—	—	—	—	2,111	—	—	—	—	2,111
Compensation expense related to options issued to non-employees (unaudited)	—	—	—	—	101	—	—	—	—	101
Cumulative effect of change in accounting principle (unaudited)	—	—	—	—	(838)	—	—	—	—	(838)
Reversal of deferred stock-based compensation upon adoption of SFAS 123R (unaudited)	—	—	—	—	(17,272)	—	17,272	—	—	—
Cumulative translation adjustment (unaudited)	—	—	—	—	—	—	—	—	—	—
Net income (unaudited)	—	—	—	—	—	—	—	—	1,958	1,958

Total comprehensive income (unaudited)										1,958

Balances at September 30, 2006 (unaudited)	17,419,331	$27,504	16,269,239	$13,322	$28,090	$(206)	$—	$—	$(118,683)	$(77,477)

The accompanying notes are an integral part of these consolidated financial statements.

Accuray Incorporated

Consolidated Statements of Cash Flows

(in thousands)

				(unaudited)
	Years Ended June 30,			Three Months Ended September 30,
	2004	2005	2006	2005	2006

Cash Flows From Operating Activities
Net income (loss)	$(11,696)	$(25,189)	$(33,694)	$(10,210)	$1,958
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,450	2,080	3,806	728	1,322
Stock-based compensation	2,449	6,326	8,243	1,897	2,212
Provision for bad debts	106	45	(21)	(44)	—
Loss on write-down of inventories	53	1,747	619	—	—
Loss on disposal of fixed assets	57	932	54	—	17
Accrued interest expense on note payable	—	93	103	49	—
Cumulative effect of change in accounting principle	—	—	—	—	(838)
Changes in assets and liabilities:
Accounts receivable	(1,943)	(293)	(6,590)	(4,613)	(4,646)
Inventories	(219)	(2,294)	(4,348)	(2,355)	(3,859)
Prepaid expenses and other current assets	(144)	(939)	(1,579)	(1,269)	(2,313)
Deferred cost of revenue	(11,457)	(14,028)	(20,112)	(7,673)	2,539
Other assets	(271)	(112)	(315)	(35)	(11)
Accounts payable	1,061	2,077	(719)	1,790	1,265
Accrued liabilities	1,427	1,866	9,423	3,616	(1,042)
Customer advances	1,784	3,682	10,946	3,336	5,787
Deferred revenue	22,249	42,022	59,689	21,593	(4,489)

Net cash provided by (used in) operating activities	4,906	18,015	25,505	6,810	(2,098)
Cash Flows From Investing Activities
Purchases of property and equipment	(5,617)	(6,249)	(13,602)	(3,371)	(894)
Cash received for tenant improvements	300	—	1,000	—	—
Restricted cash	23	(153)	157	(7)	—
Business acquisition, net of cash acquired	—	(5,613)	—	—	—
Purchase of investment	—	(250)	—	—	—

Net cash used in investing activities	(5,294)	(12,265)	(12,445)	(3,378)	(894)
Cash Flows From Financing Activities
Payment of note payable	—	—	(2,996)	—	—
Exercise of common stock options for cash	249	342	538	19	46
Payment received on notes used to exercise stock options	—	—	64	—	—
Stock repurchases	—	(177)	(21)	—	—
Exercise of common stock warrants for cash	3,192	1,400	167	—	—

Net cash provided by (used in) financing activities	3,441	1,565	(2,248)	19	46
Effect of exchange rate changes on cash	(7)	(13)	20	23	—

Net increase (decrease) in cash and cash equivalents	3,046	7,302	10,832	3,474	(2,946)
Cash and cash equivalents at beginning of period	6,676	9,722	17,024	17,024	27,856

Cash and cash equivalents at end of period	$9,722	$17,024	$27,856	$20,498	$24,910

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$4	$8	$—	$—	$—
Income taxes paid	$—	$527	$183	$10	$61
Non-cash Investing and Financing Activities
Note payable from business acquisition	$—	$2,800	$—	$—	$—
Common stock options exercised using notes	$—	$331	$—	$—	$—
Cashless stock repurchases and options exercised	$—	$74	$122	$—	$—
Settlement of receivable in exchange for reduction in debt	$(611)	$(817)	$—	$—	$—
Cash flows include related party transaction amounts as follows:
Accounts receivable	$1,575	$423	$439	$437	$(1,156)
Deferred cost of revenue	$(7,910)	$3,272	$2,248	$251	$455
Customer advances	$(770)	$—	$5,241	$—	$(990)
Deferred revenue	$13,955	$(8,131)	$(1,059)	$(984)	$(1,045)

The accompanying notes are an integral part of these consolidated financial statements.

Accuray Incorporated

Notes to Consolidated Financial Statements

1.  Description of Business

        Accuray Incorporated (the "Company") was incorporated in California in December 1990 and commenced operations in January 1992. The Company designs, develops and sells the CyberKnife system, an image-guided robotic radiosurgery system used for the treatment of solid tumors anywhere in the body.

2.  Summary of Significant Accounting Policies

Unaudited Financial Information

        The accompanying unaudited consolidated balance sheet as of September 30, 2006, the consolidated statements of operations and cash flows for the quarters ended September 30, 2005 and 2006 and the consolidated statements of temporary equity and stockholders' equity (deficiency) for the quarter ended September 30, 2006 are unaudited. The unaudited consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company's consolidated financial position as of September 30, 2006 and consolidated results of operations and cash flows for the quarters ended September 30, 2005 and 2006. The financial data and other information disclosed in these notes to the consolidated financial statements as of and related to the quarters ended September 30, 2005 and 2006 are unaudited. The results for the quarter ended September 30, 2006 are not necessarily indicative of the results to be expected for the year ending June 30, 2007 or for any other interim period or for any future year.

Pro Forma Stockholders' Equity (Deficiency) (Unaudited)

        Upon the consummation of the initial public offering ("IPO") contemplated herein, all of the outstanding shares of Series A, A1, B and C preferred stock will be automatically converted into 25,186,285 shares of common stock. The June 30, 2006 unaudited pro forma stockholders' equity (deficiency) has been prepared assuming the conversion of Series A, A1, B and C preferred stock outstanding as of June 30, 2006 into common stock and the exercise of a warrant to purchase 525,000 shares of common stock.

Liquidity

        The Company has incurred net losses each year since inception. At June 30, 2006, the Company had an accumulated deficit of $120,641,000. Although the Company has recorded positive cash flow from operations for each of the last four fiscal years, in order to continue its operations and achieve its business objectives, the Company must achieve profitability or obtain additional debt or equity financing. There can be no assurance that the Company will be able to obtain additional debt or equity financing on terms acceptable to the Company, or at all. The failure of the Company to obtain sufficient funds on acceptable terms when needed could have a material adverse effect on the Company's business, results of operations and financial condition.

        The failure of the Company to win widespread acceptance of its products by hospitals, physicians and patients could have a material adverse effect on the Company's business, results of operations, future cash flows and financial condition.

Basis of Presentation and Principles of Consolidation

        In December 2003, the Company formed a wholly owned subsidiary, Accuray International SARL, headquartered in Geneva, Switzerland. The purpose of Accuray International is to manage the sales, marketing and service activities of Accuray's international subsidiaries. In January 2004, the Company formed a wholly owned subsidiary, Accuray Europe SARL, headquartered in Paris, France. The purpose of Accuray Europe is to market the Company's products in Europe. In January 2005, the Company completed the purchase of the High Energy Systems Division ("HES") of American Science and Engineering, Inc. ("AS&E") and integrated this operation into the Company's existing manufacturing operation. In October 2005, the Company formed a wholly owned subsidiary, Accuray UK Ltd, headquartered in London, United Kingdom. The purpose of Accuray UK Ltd is to market the Company's products in the United Kingdom and other countries in northern Europe. In December 2005, the Company formed a wholly owned subsidiary, Accuray Asia Limited, headquartered in Hong Kong, SAR. The purpose of Accuray Asia Limited is to market the Company's products in Asia. The consolidated financial statements include the accounts of the subsidiaries, and all inter-company transactions and balances have been eliminated.

Foreign Currency

        The Company's international subsidiaries use their local currencies as their functional currencies. For those subsidiaries, assets and liabilities are translated at exchange rates in effect at the balance sheet date and income and expense accounts at average exchange rates during the year. Resulting translation adjustments are recorded directly to accumulated comprehensive income within the statement of stockholders' equity (deficiency). Foreign currency transaction gains and losses are included as a component of interest and other income.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Key estimates and assumptions made by the Company relate to stock-based compensation, allowances, valuation allowances for deferred tax assets, impairment of long-lived assets, goodwill and deferred revenue and costs for services. Actual results could differ from those estimates.

Cash and Cash Equivalents

        The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents consist of amounts invested in money market accounts and amounted to $14,519,000 and $3,623,000 at June 30, 2005 and 2006, respectively, and $21,735,000 at September 30, 2006 (unaudited).

Restricted Cash

        Restricted cash includes amounts deposited as collateral to assure future credit availability, typically credit card purchases, arrangements in contracts with others requiring that specific cash amounts be set aside, or the Company's statements of intention with regard to particular deposits. Restricted cash amounts were $158,000 and $1,000 at June 30, 2005 and 2006, respectively, and $1,000 at September 30, 2006 (unaudited).

Fair Value of Financial Instruments

        The carrying values of the Company's financial instruments including cash and cash equivalents, restricted cash, accounts receivable and accounts payable are approximately equal to their respective fair values due to the relatively short-term nature of these instruments. Based upon interest rates currently available to the Company for debt with similar terms, the carrying value of the Company's note payable is also approximately equal to its fair value.

Concentration of Credit Risk and Other Risks and Uncertainties

        The Company's cash and cash equivalents are deposited with one major financial institution. At times, deposits in this institution exceed the amount of insurance provided on such deposits. The Company has not experienced any losses in such accounts and believes that it is not exposed to any significant risk on these balances.

        The following summarizes revenues from customers in excess of 10% of total net revenue:

	Years Ended June 30,			Three Months Ended September 30,
	2004	2005	2006	2005	2006

				(unaudited)
AB Medica s.p.a. (Italy)	22%	—	—	—	—
Benefis Healthcare (Great Falls, MT)	—	—	—	—	10%
Harris Methodist (Fort Worth, TX)	—	—	—	—	10%
Hospital Ruber (Spain)	—	—	—	—	13%
Illinois CyberTechnologies (Bloomington, IL)	15%	—	—	—	—
Meditec/Marubeni Corporation (related party)	—	32%	11%	32%	—
President Medical Technology Corportion (related party)	12%	12%	—	—	—
Sinai Medical (Baltimore, MD)	—	—	—	16%	—
St. Anthony's Hospital (Oklahoma City, OK)	16%	—	—	—	—
SW Washington Medical (Vancouver, WA)	—	—	—	—	10%

	65%	44%	11%	48%	43%

        The following summarizes the accounts receivable from customers in excess of 10% of total accounts receivable:

	As of June 30,			As of September 30,
	2004	2005	2006	2006

				(unaudited)
AB Medica s.p.a. (Italy)	14%	—	—	—
Atlantic Health System (Summit, NJ)	42%	—	—	—
Cowealth Medical Science (China)	—	—	18%	14%
Mission Hospitals (Asheville, NC)	—	19%	—	—
Neurochirurgische Praxis (Germany)	—	12%	—	—
Northwest Community Healthcare (Arlington Heights, IL)	—	—	26%	—
Ruber Hospital (Spain)	—	—	—	20%
Shadyside Hospital (Pittsburgh, PA)	—	22%	—	—
St. Joseph's Hospital (Phoenix, AZ)	—	13%	—	—

	56%	66%	44%	34%

        Accounts receivable are typically not collateralized. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses. Accounts receivable are deemed past due in accordance with the contractual terms of the agreement. Accounts are charged against our allowance for doubtful accounts once collection efforts are unsuccessful. Historically, such losses have been within management's expectations. The Company's allowance for doubtful accounts was $45,000 and $20,000 at June 30, 2005 and 2006, respectively, and $20,000 at September 30, 2006 (unaudited).

        The Company is subject to risks common to companies in the medical device industry including, but not limited to: new technological innovations, dependence on key personnel, dependence on key suppliers, protection of proprietary technology, compliance with government regulations, uncertainty of widespread market acceptance of products, product liability and the need to obtain additional financing. The Company's products include components subject to rapid technological change. Certain components used in manufacturing have relatively few alternative sources of supply, and establishing additional or replacement suppliers for such components cannot be accomplished quickly. While the Company has ongoing programs to minimize the adverse effect of such uncertainty and considers technological change in estimating its allowances, uncertainty continues to exist.

        The products currently under development by the Company may require clearance by the U.S. Food and Drug Administration ("FDA") or other international regulatory agencies prior to commercial sales. There can be no assurance that the Company's products will receive the necessary clearance. If the Company were denied such clearance or such clearance was delayed, it could have a material adverse impact on the Company.

Inventories

        Inventories are stated at the lower of cost (on a first-in, first-out basis) or market. Excess and obsolete inventories are written down generally based on historical sales and forecasted demand, as judged by management. The Company determines inventory and product costs through use of standard costs which approximate actual average costs.

Revenue Recognition

        Revenue is generated from the sale of products, shared ownership programs, and by providing related services, which include installation services, post-contract customer support ("PCS"), training and consulting. The Company's products and upgrades to those products include software that is essential to the functionality of the products and accordingly, the Company accounts for the sale of its products pursuant to Statement of Position No. 97-2, Software Revenue Recognition ("SOP 97-2"), as amended.

        The Company recognizes product revenues for sales of the CyberKnife system, replacement parts and accessories when there is persuasive evidence of an arrangement, the fee is fixed or determinable, collection of the fee is probable and delivery has occurred as prescribed by SOP 97-2. Payments received in advance of product shipment are recorded as customer advances and are recognized as revenue or deferred revenue upon product shipment or installation.

        For arrangements with multiple elements, the Company allocates arrangement consideration to services and PCS based upon vendor specific objective evidence ("VSOE") of fair value of the respective elements. VSOE of fair value for the services element is based upon the Company's standard rates charged for the services when such services are sold separately or based upon the price established by management having the relevant authority when that service is not yet being sold separately. When contracts contain multiple elements, and VSOE of fair value exists for all undelivered elements, the Company accounts for the delivered elements, principally the CyberKnife system, based upon the "residual method" as prescribed by SOP No. 98-9, Modification of SOP No. 97-2 with Respect to Certain Transactions. If VSOE of fair value does not exist for all the undelivered elements, all revenue is deferred until the earlier of; (1) delivery of all elements, or (2) establishment of VSOE of fair value for all undelivered elements.

        For PCS arrangements that include specified or committed upgrades for which the Company has not established VSOE of fair value, all revenue is deferred and accounted for as described above. In fiscal year 2006, the Company began selling PCS contracts that only provide for upgrades when and if they become available. The Company has established VSOE of the fair value of PCS in these circumstances.

        For arrangements with multiple elements that include the CyberKnife system, installation services, training services and a PCS service agreement, the Company recognizes the CyberKnife system and installation services revenue following installation and acceptance of the system by application of the residual method as prescribed in SOP No. 98-9 when VSOE of fair value exists for all undelivered elements in the arrangement, including PCS.

        Upgrade services revenues relate to the sale of specialized services specifically contracted to provide current technology capabilities for units previously sold through a distributor into the Japan market. The upgrade programs include elements where VSOE of fair value has not been established for the PCS. As a result, associated revenues are deferred and recognized ratably over the term of the PCS arrangement, generally four years.

        Service revenue for providing PCS, which includes warranty services, extended warranty services, unspecified when and if available product updates and technical support is deferred and recognized ratably over the service period, generally one year, until no further obligation exists. At the time of sale, the Company provides for the estimated incremental costs of meeting product warranty if the incremental warranty costs are expected to exceed the related service revenues. Training and consulting service revenues, that are not deemed essential to the functionality of the CyberKnife system, are recognized as such services are performed.

        Costs associated with providing PCS and maintenance services are expensed when incurred, except when those costs are related to units where revenue recognition has been deferred. In those cases, the costs are deferred until the recognition of the related revenue and are recognized over the period of revenue recognition.

        For all sales, the Company uses either a signed agreement or a binding purchase order as evidence of an arrangement. Sales to third party distributors are evidenced by a distribution agreement governing the relationship together with binding purchase orders on a transaction-by-transaction basis. The Company records revenues from an arrangement with distributors based on a sell-through method where revenue is recognized upon shipment of the product to the end user customer once all revenue recognition criteria are met. These criteria require that persuasive evidence of an arrangement exists, the fees are fixed or determinable, collection of the resulting receivable is probable and there is no right of return.

        The Company's agreements with customers and distributors do not contain product return rights.

        The Company assesses the probability of collection based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. The Company generally does not request collateral from its customers. If the Company determines that collection of a fee is not probable, the Company will defer the fee and recognize revenue upon receipt of cash.

        The Company also enters into shared ownership programs with certain customers. Under the terms of such programs, the Company retains title to its CyberKnife system, while the customer has use of the product. The Company generally receives a minimum monthly payment and earns additional revenues from the customer based upon its use of the product. The Company may provide unspecified upgrades to the product during the term of each program when and if available. Upfront non-refundable payments from the customer are deferred and recognized as revenue over the contractual period. Revenues from shared ownership programs are recorded as they become earned and receivable and are included within shared ownership program revenues in the consolidated statements of operations. The Company recognized $4,831,000, $8,067,000 and $8,145,000 for the years ended June 30, 2004, 2005 and 2006, respectively, and $1,684,00 and $2,226,000 for the quarters ended September 30, 2005 and 2006, respectively (unaudited), of revenue from these shared ownership programs.

        The CyberKnife systems associated with the Company's shared ownership programs are recorded within property, plant and equipment and are depreciated over their estimated useful life of ten years. Depreciation and warranty expense attributable to the CyberKnife shared ownership systems are recorded within costs of products.

Deferred Revenue and Deferred Cost of Revenue

        Deferred revenue consists of deferred product revenue, deferred shared ownership program revenue, deferred service revenue and deferred other revenue. Deferred product revenue arises from timing differences between the shipment of product and satisfaction of all revenue recognition criteria consistent with the Company's revenue recognition policy. Deferred shared ownership program revenue results from the receipt of advance monthly minimum lease payments, which will be recognized ratably over the term of the shared ownership program. Deferred service revenue results from the advance payment for services to be delivered over a period of time, usually one year. Service revenue is recognized ratably over the service period. Deferred other revenue results primarily from the Japan upgrade services programs and is due to timing differences between the receipt of cash payments for those upgrades and final delivery to the end user customer. Deferred cost of revenue consists of the direct costs associated with the manufacture of units, direct service costs for which the revenue has been deferred in accordance with the Company's revenue recognition policies, and deferred costs associated with the Japan upgrade services. Deferred revenue, and associated deferred cost of revenue, expected to be realized within one year are classified as current liabilities and current assets, respectively.

Customer Advances

        Customer advances represent payments made by customers in advance of product shipment.

Property and Equipment

        Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line basis over the life of the lease or the estimated useful life of the asset, whichever is shorter. Machinery and equipment are depreciated over five years. Furniture and fixtures are depreciated over four years. Computer and office equipment are depreciated over three years. CyberKnife systems covered by the shared ownership program are depreciated over their estimated useful life of ten years. Repairs and maintenance costs, which are not considered improvements and do not extend the useful life of the property and equipment, are expensed as incurred. The cost and related accumulated depreciation of property and equipment sold or no longer in service are eliminated from the accounts and any gain or loss is included in the statements of operations.

Impairment of Long-Lived Assets

        In accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, the Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Under SFAS No. 144, an impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Impairment, if any, is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. Through June 30, 2006, there have been no such losses.

Goodwill and Purchased Intangible Assets

        Goodwill represents the excess of acquisition cost over the fair value of tangible and identified intangible net assets of businesses acquired. Goodwill is not amortized, but is tested for impairment on an annual basis and between annual tests in certain circumstances, and written down when impaired. Purchased intangible assets other than goodwill are amortized over their useful lives unless their lives are determined to be indefinite. Purchased intangible assets are carried at cost, less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets which is typically seven years.

Shipping and Handling

        The Company's shipping and handling costs billed to customers are included in product revenue. Shipping and handling costs incurred are included in costs of products.

Research and Development Costs

        Costs related to research, design and development of products are charged to research and development expense as incurred. These costs include direct salary costs for research and development personnel, cost for materials used in research and development activities, costs for outside services and allocated portions of facilities and other corporate costs.

Software Development Costs

        Software development costs are included in research and development and are expensed as incurred. After technological feasibility is established, material software development costs are capitalized. The capitalized cost is then amortized on a straight-line basis over the estimated product life, or on the ratio of current revenues to total projected product revenue, whichever is greater. To date, the period between achieving technological feasibility, which the Company has defined as the establishment of a working model which typically occurs when the beta testing commences, and the general availability of such software has been short and software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs.

Advertising Expenses

        The Company expenses the costs of advertising and promoting its products and services as incurred. Advertising expense was approximately $18,000, $16,000, and $20,000 for the years ended

June 30, 2004, 2005 and 2006, respectively, and $0 and $262,000 for the quarters ended September 30, 2005 and 2006, respectively (unaudited).

Stock-Based Compensation

        Effective July 1, 2003, the Company began to account for stock-based employee compensation arrangements in accordance with Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), and SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure ("SFAS 148"). Under SFAS 123, stock-based compensation expense is measured on the date of grant based on the fair value of the award. Upon adoption of this standard, the Company elected to use the retrospective restatement method of transition.

        The Company believes that the fair value of the stock options is more reliably measurable than the fair value of the services received. The estimated fair value of the stock options granted is calculated at the date of grant using the Black-Scholes option pricing model, as prescribed by SFAS 123, using fair values of common stock between $2.63 and $7.63 per share and the following weighted-average assumptions during the years ended June 30, 2004, 2005 and 2006:

	Years Ended June 30,
	2004	2005	2006

Risk-free interest rate	3.77%	3.81%	4.42%
Dividend yield	—	—	—
Weighted-average expected life	6.25 years	6.25 years	6.25 years
Expected volatility	99.6%	94.8%	86.7%

        In connection with the preparation of its financial statements, the Company determined the estimated fair value of its common stock in light of the expected completion of its initial public offering. The Company engaged an unrelated third-party appraisal firm to assist management in this process by providing a valuation analysis that valued the Company's common stock at $7.76 as of March 31, 2006 and another valuation analysis that valued the Company's common stock at $13.43 as of August 23, 2006. The Company determined the fair value of the options to purchase 2,313,853 shares of common stock granted during fiscal 2006 and the first quarter of fiscal 2007, summarized as follows:

Date of Grant	Number of Options Granted	Exercise Price	Fair Value Estimate Per Share	Intrinsic Value Per Share
November 2005	1,141,443	$4.38	$6.92	$2.54
January 2006	102,013	$6.50	$7.20	$0.70
April 2006	164,427	$6.73	$7.63	$0.90
July 2006 (unaudited)	124,924	$9.00	$12.88	$3.88
August 2006 (unaudited)	781,046	$9.50	$13.43	$3.93

        As a result of the determined fair value of options granted, the Company recorded stock-based compensation relative to these options of $8,243,000 for the year ended June 30, 2006 and $2,212,000 for the quarter ended September 30, 2006 (unaudited).

        In accordance with the requirements of SFAS 123, the Company has recorded deferred stock-based compensation for the estimated fair value of the options on the date of grant. This deferred stock-based compensation is amortized to expense over the period during which the options become exercisable, generally four years. During the years ended June 30, 2004, 2005 and 2006, the Company reversed $1,078,000, $1,215,000 and $1,651,000, respectively, of deferred stock-based compensation related to cancellations of unvested options of certain employees who had been granted stock options and subsequently terminated their employment with the Company. During the years ended June 30, 2004, 2005 and 2006, the Company amortized $2,312,000, $5,531,000 and $7,945,000 of stock-based compensation expense, respectively, for stock options granted to employees.

        Stock-based compensation expense related to stock options granted to non-employees is recognized as the stock options are earned in accordance with SFAS 123 and Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. The Company believes that the fair value of the stock options is more reliably measurable than the fair value of the services received. The estimated fair value of the stock options granted is calculated using the Black-Scholes option pricing model, as prescribed by SFAS 123, using fair values of common stock between $2.63 and $7.63 per share and the following weighted-average assumptions during the years ended June 30, 2004, 2005 and 2006:

	Years Ended June 30,
	2004	2005	2006(1)

Risk-free interest rate	4.45%	4.20%	—
Dividend yield	—	—	—
Weighted-average expected life	10 years	10 years	—
Expected volatility	75.0%	71.0%	—

(1)
No options granted to non-employees in 2006.

        The stock-based compensation expense related to non-employees fluctuates as the underlying assumptions fluctuate. The Company recognized $137,000, $164,000 and $186,000 during the years ended June 30, 2004, 2005 and 2006, respectively, of stock-based compensation expense for stock options granted to non-employees.

        For certain stock option grants, the Company made modifications to the option terms. These modifications included extension of the vesting period and acceleration of vesting. The Company recognized $0, $631,000 and $112,000 during the years ended June 30, 2004, 2005 and 2006, respectively, of stock-based compensation expense for modifications of stock options granted.

Adoption of SFAS 123R (unaudited)

        Effective July 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R, Share-Based Payment, an amendment of FASB Statements Nos. 123 and 95 ("SFAS 123R") using the modified prospective method under which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123R for all share-based payments granted or modified after the effective date and (b) based on the previous requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested on the effective date. SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under previous literature.

        SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary in subsequent periods if actual forfeitures differ from initial estimates. Stock-based compensation expense was recorded net of estimated forfeitures for the quarter ended September 30, 2006 such that expense was recorded only for those stock-based awards that are expected to vest. For the quarter ended September 30, 2006, the Company recorded a cumulative effect of a change in accounting principle of $838,000, net of tax of $0, related to the adoption of SFAS 123R since it had previously adjusted stock-based compensation expense at the time forfeitures occurred in accordance with SFAS 123. The cumulative effect of this change in accounting reflects estimated forfeitures related to periods prior to July 1, 2006.

        Under SFAS 123R, the Company estimated the fair value of each option award on the date of grant using the Black-Scholes option-pricing model using the assumptions noted in the following table. Expected volatility is based on the historical volatility of a peer group of publicly traded companies. The expected term of options is based upon the vesting term of the Company's options (i.e., 25% on the first anniversary of the vesting start date and 36 equal monthly installments thereafter) and on its partial life history. The risk-free rate for the expected term of the option is based on the U.S. Treasury Constant Maturity rate as of September 30, 2006. The assumptions used to value options granted during the quarter ended September 30, 2006 were as follows:

Risk-free interest rate	4.89%
Dividend yield	—
Weighted-average expected life	6.25 years
Expected volatility	80.6%

        The impact of adopting SFAS 123R in the quarter ended September 30, 2006, was as follows (in thousands, except per share amounts):

	Three Months Ended September 30, 2006
	Using Previous Accounting	Impact of Change	As Reported under SFAS 123R
	(unaudited)
Income from operations	$1,119	$(147)	$972
Income before income taxes	1,326	(147)	1,179
Income before cumulative effect of change in accounting principle, net of tax	1,267	(147)	1,120
Net income	1,267	691	1,958
Basic earnings per share
Prior to cumulative effect of change in accounting principle	$0.03	—	$0.03
Cumulative effect of change in accounting principle	—	0.02	0.02

	$0.03	$0.02	$0.05

Diluted earnings per share
Prior to cumulative effect of change in accounting principle	$0.02	—	$0.02
Cumulative effect of change in accounting principle	—	0.02	0.02

	$0.02	$0.02	$0.04

Net Income (Loss) Per Common Share

        Basic net income (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing net income (loss) by the weighted-average number of dilutive common shares outstanding during the period. Dilutive shares outstanding are calculated by adding to the weighted shares outstanding any common stock equivalents from outstanding stock options and warrants based on the treasury stock method. In periods when net income is reported, the calculation of diluted net income per share typically results in lower earnings per share than is calculated using the basic method. In periods when a net loss is reported, such as the fiscal years ended June 30, 2004, 2005 and 2006, these potential shares from stock options and warrants are not included in the calculation because they would have an anti-dilutive effect, meaning the loss per share would be reduced. Therefore, in periods when a loss is reported, the calculation of basic and diluted net loss per share results in the same value.

        For the fiscal years ended June 30, 2004, 2005 and 2006, the basic and diluted net loss per share were based on weighted-average shares of 11,737,265, 14,282,643 and, 15,997,419, respectively. For the quarter ended September 30, 2005, the basic and diluted net loss per share was based on weighted average shares of 15,820,978 (unaudited). For the quarter ended September 30, 2006, the basic and diluted net income per share were based on weighted average shares of 41,445,080 and 49,851,257, respectively (unaudited). The number of anti-dilutive shares excluded from the calculation of diluted net income (loss) per share is as follows:

	Years Ended June 30,			Three Months Ended September 30,
	2004	2005	2006	2005	2006

				(unaudited)
Outstanding securities not included in diluted net income (loss) per share calculation
Preferred stock (as if converted)	25,186,285	25,186,285	25,186,285	25,186,285	—
Options to purchase common stock	5,230,102	5,641,864	7,225,143	4,725,245	424,708
Warrants	1,383,675	428,157	451,353	408,333	39,033

	31,800,062	31,256,306	32,862,781	30,319,863	463,741

        Pro forma net income (loss) per share assuming conversion of preferred stock and an outstanding warrant for the fiscal year ended June 30, 2006 and quarter ended September 30, 2006 were as follows (in thousands, except share and per share amounts):

	Year Ended June 30, 2006	Three Months Ended September 30, 2006

		(unaudited)
Historical
Numerator:
Net income (loss)	$(33,694)	$1,958
Denominator:
Weighted-average shares of common stock outstanding	15,997,419	16,258,795
Preferred stock (as if converted)	—	25,186,285

Basic weighted-average shares outstanding	15,997,419	41,445,080
Stock options and warrants	—	8,406,177

Diluted weighted-average shares of common stock outstanding	15,997,419	49,851,257

Basic net income (loss) per share:	$(2.11)	$0.05

Diluted net income (loss) per share:	$(2.11)	$0.04

Pro forma (unaudited)
Net income (loss):	$(33,694)	$1,958
Denominator for pro forma basic net income (loss) per share:
Shares used above:	15,997,419	41,445,080
Pro forma adjustments to reflect assumed conversion of preferred stock and exercise of warrants from the date of issuance:	25,711,285	525,000

Shares used to compute pro forma basic net income (loss) per common share:	41,708,704	41,970,080

Pro forma basic net income (loss) per share:	$(0.81)	$0.05

Denominator for pro forma diluted net income (loss) per share:
Shares used above:	15,997,419	49,851,257
Pro forma adjustments to reflect assumed conversion of preferred stock and exercise of warrants from the date of issuance:	25,711,285	39,033

Shares used to compute pro forma basic and diluted net loss per common share:	41,708,704	49,890,290

Pro forma diluted net income (loss) per share:	$(0.81)	$0.04

Income Taxes

        Deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities, using tax rates expected to be in effect when the differences will reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Comprehensive Income (Loss)

        Comprehensive income (loss) is defined as the change in equity from transactions and other events and circumstances other than those resulting from investments by owners and distributions to owners. For the years ended June 30, 2004, 2005 and 2006, the Company recorded comprehensive losses of $11,703,000, $25,202,000 and $33,674,000, respectively. For the quarters ended September 30, 2005 and 2006, the Company recorded comprehensive income (loss) of $(10,210,000) and $1,958,000, respectively (unaudited). Comprehensive income (loss) is comprised of net income (loss) and the cumulative translation adjustment arising upon consolidation of the Company's foreign subsidiaries.

Segment Information

        The Company has determined that it operates in only one segment in accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131") as it only reports profit and loss information on an aggregate basis to its chief operating decision maker. The Company's long-lived assets maintained outside the United States are insignificant.

        The following summarizes revenue by geographic region (in thousands):

	Years Ended June 30,			Three Months Ended September 30,
	2004	2005	2006	2005	2006

				(unaudited)
United States	$12,893	$14,295	$40,826	$2,378	$21,415
Europe	4,338	464	3,390	184	4,280
Asia (except Japan)	2,338	2,707	3,058	55	5,720
Japan	—	4,911	5,623	1,254	1,356

Total	$19,569	$22,377	$52,897	$3,871	$32,771

Recent Accounting Pronouncements

        In May 2005, the Financial Accounting Standards Board ("FASB") issued SFAS No. 154, Accounting Changes and Error Corrections ("SFAS 154"). SFAS 154 replaces Accounting Principles Board ("APB") Opinion No. 20 ("APB 20") and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of change the cumulative effect of changing to the new accounting principle whereas SFAS 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS 154 enhances the consistency of financial information between periods. SFAS 154 will be effective in fiscal years beginning after December 15, 2005. Early adoption is permitted. The Company does not expect that the adoption of SFAS 154 will have a material impact on its results of operations or financial position.

        In December 2004, the FASB issued SFAS 123R that addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the company or liabilities that are based on the fair value of the company's equity instruments or that may be settled by the issuance of such equity instruments. The statement eliminates the ability to account for share-based compensation transactions using the intrinsic value method and generally requires that such transactions be accounted for using a fair-value-based method and recognized as expense in the consolidated statements of operations. The effective date of the new standard is as of the beginning of the annual reporting periods that start after December 15, 2005, which will be fiscal year 2007 for the Company.

        The Company plans to adopt SFAS 123R using the modified prospective method, under which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123R for all share-based payments granted or modified after the effective date and (b) based on the previous requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested on the effective date. The amounts disclosed within the financial statements are not necessarily indicative of the amounts that will be expensed upon the adoption of SFAS 123R because of changes in the application of certain assumptions, including those related to forfeiture rates. Further, future compensation expense calculated under SFAS 123R may also differ from the amounts currently disclosed within the financial statements based on changes in the fair value of our common stock, changes in the number of options granted or the terms of such options, the treatment of tax benefits and changes in interest rates or other factors. Upon adoption of SFAS 123R, the Company plans to use the Black-Scholes model to value the compensation expense associated with employee stock options and stock purchases under its employee stock purchase plan.

        SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as cash flow from financing activities, rather than as cash flow from operations as required under SFAS 123. This requirement will reduce net cash flows from operations and increase net cash flows from financing activities in periods after adoption to the extent that such excess tax benefits are realized. The Company cannot estimate what those amounts will be in the future.

        In March 2005, the SEC issued Staff Accounting Bulletin ("SAB") No. 107 regarding the Staff's interpretation of SFAS 123R. This interpretation provides the Staff's views regarding interactions between SFAS 123R and certain SEC rules and regulations and provides interpretations of the valuation of share-based payments for public companies. The interpretive guidance is intended to assist companies in applying the provisions of SFAS 123R and investors and users of the financial statements in analyzing the information provided. The Company will follow the guidance prescribed in SAB 107 in connection with its adoption of SFAS 123R.

        In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). This interpretation clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has not yet determined the impact that adoption of this standard will have on its consolidated financial statements.

3. Balance Sheet Components

Accounts Receivable, Net

        Accounts receivable, net consists of the following (in thousands):

	June 30,		September 30,
	2005	2006	2006

			(unaudited)
Accounts receivable	$4,719	$10,866	$16,118
Unbilled fees and services	413	852	246

	5,132	11,718	16,364
Less: Allowance for doubtful accounts	(45)	(20)	(20)

	$5,087	$11,698	$16,344

Inventories

        Inventories consist of the following (in thousands):

	June 30,		September 30,
	2005	2006	2006

			(unaudited)
Raw materials	$2,640	$4,447	$6,504
Work-in-process	2,225	1,559	4,198
Finished goods	1,506	4,094	3,257

	$6,371	$10,100	$13,959

Property and Equipment

        Property and equipment consist of the following (in thousands):

	June 30,		September 30,
	2005	2006	2006

			(unaudited)
Furniture and fixtures	$670	$1,038	$1,083
Computer and office equipment	2,750	4,271	4,767
Leasehold improvements	2,316	6,325	5,422
Machinery and equipment	5,861	8,313	8,428
CyberKnife shared ownership systems	8,204	12,380	12,401

	19,801	32,327	32,101
Less: Accumulated depreciation and amortization	(6,840)	(10,382)	(10,536)

Property and equipment, net	$12,961	$21,945	$21,565

        Depreciation and amortization expense related to property and equipment for the years ended June 30, 2004, 2005 and 2006 was $1,450,000, $1,958,000 and $3,564,000, respectively. Depreciation and amortization expense related to property and equipment for the quarters ended September 30, 2005 and 2006 was $674,000 and $1,257,000, respectively (unaudited). Accumulated depreciation related to the CyberKnife Systems attributable to the shared ownership programs at June 30, 2005 and 2006 was $1,273,000 and $2,327,000, respectively, and $2,633,000 at September 30, 2006 (unaudited).

        Under the terms of the shared ownership programs, the Company retains title to its CyberKnife system, while the customer has use of the product. The Company generally receives a minimum monthly payment and earns additional contingent revenues from the customer based upon its use of the product.

        Future minimum revenues under the shared ownership arrangements as of June 30, 2006 are as follows (in thousands):

Year ending June 30,
2007	$2,653
2008	3,018
2009	2,568
2010	2,028
2011	1,242
2012 and thereafter	440

Total	$11,949

        Total contingent revenues, included in shared ownership revenue, earned from the CyberKnife systems attributable to the shared ownership programs were $3,966,000, $6,739,000 and $6,090,000 for the years ended June 30, 2004, 2005 and 2006, respectively, and $1,283,000 and $1,635,000 for the quarters ended September 30, 2005 and 2006, respectively (unaudited).

4. Business Combination

        On January 10, 2005, the Company completed the purchase of the High Energy Systems Division ("HES") of American Science and Engineering, Inc. ("AS&E") and integrated this operation into the Company's existing manufacturing operation. HES had been the sole source manufacturer of the linear accelerator used in the CyberKnife system. The transaction was accounted for in accordance with SFAS 141, Business Combinations, ("SFAS 141"). The transaction was valued at approximately $8,413,000 and the consideration was comprised of $5,500,000 in cash, a note payable for $2,800,000 due one year after closing, and expenses related to the transaction. The total purchase cost of HES was as follows (in thousands):

Net tangible assets	$2,108
Goodwill and other purchased intangible assets:
Complete technology	1,740
Customer contract / relationship	70
Goodwill	4,495

Total purchase price	$8,413

        The Company allocated the purchase price based on the fair value of the net tangible and intangible assets acquired. Tangible assets were valued at carrying costs, subsequent to due diligence supporting those costs. The fair value of the intangible assets acquired was determined through valuation techniques that included discounted cash flows and weighted average cost of capital methods used in the technology industry using assumptions and estimates from management. The purchase price was settled as follows (in thousands):

Cash	$5,500
Note payable	2,800
Transaction costs and expenses	113

Total	$8,413

        Pro forma information has not been presented as the pro forma impact is immaterial.

5. Goodwill and Other Purchased Intangibles

        Goodwill and other intangible assets with indefinite lives are not amortized in accordance with SFAS 142, Goodwill and Other Intangible Assets ("SFAS 142"). Intangible assets with determinable useful lives are amortized on a straight line basis over their useful lives. Goodwill and other intangible assets have resulted from the Company's January 2005 acquisition of HES. SFAS 142 requires that the Company perform an annual test for impairment of intangible assets with indefinite lives, and interim tests if indications of potential impairment exist. The Company performed the annual test for impairment in December 2005 concluding that there was no impairment of goodwill. At June 30, 2006, there have been no indicators indicating a need to perform an interim test.

        The amortization expense relating to intangible assets for the years ending June 30, 2004, 2005 and 2006 was $0, $122,000 and $242,000, respectively. The amortization expense relating to intangible assets for the quarters ending September 30, 2005 and 2006 was approximately $54,000 and $65,000, respectively (unaudited). The following represents the gross carrying amounts and accumulated amortization of amortized intangible assets at June 30, 2005 and 2006 and September 30, 2006 (in thousands):

	June 30,
			September 30, 2006
	2005	2006

			(unaudited)
Complete technology	$1,740	$1,740	$1,740
Customer contract / relationship	70	70	70

	1,810	1,810	1,810
Less: Accumulated amortization	(122)	(364)	(429)

Intangible assets, net	$1,688	$1,446	$1,381

        The following table represents the estimated useful life of the intangible assets subject to amortization:

Years
Amortized intangible assets:
Complete technology	7.0
Customer contract / relationship	7.0

        The estimated future amortization expense of purchased intangible assets as of June 30, 2006, is as follows (in thousands):

Year ending June 30,
2007	$259
2008	259
2009	259
2010	259
2011	259
2012 and thereafter	151

Total	$1,446

6. Debt

        During the year ended June 30, 2003, the Company entered into a loan agreement with a shared ownership program customer. Under the terms of the agreement, the Company received $1,500,000 in exchange for a note payable. The principal balance on the note carried interest at a rate of 7.5% per annum. A portion of the monthly payments received by the Company under the terms of the shared ownership program was first applied to the note payable. The note was secured by the CyberKnife system operated by the customer. The note was repaid in full in March 2005.

        In January 2004, the Company entered into a financing agreement with a commercial bank. Under the terms of the agreement, the Company could offer domestic and export accounts receivable to the bank in exchange for advances up to an amount not to exceed $2,500,000. Amounts advanced under the agreement carried interest at a rate of 9.6% per annum. The term of the arrangement was for twelve months following the effective date. Collateral for amounts advanced consisted of the Company's rights, title and interest in all goods and equipment, inventory, contract rights, general intangibles, and cash. At June 30, 2005 and 2006 advances against the financing arrangement were zero. The agreement terminated in January 2005.

        In conjunction with its acquisition of HES, the Company executed a promissory note in the principal amount of $2,800,000 as part of the purchase price. The note carried an interest rate of 7%, simple interest. The note, together with accrued and unpaid interest, was payable on the earlier of consummation of an initial public offering of the Company's common stock, or January 10, 2006. The note was repaid in full in January 2006.

7. Service Plan Contracts

        Service contract revenue for providing parts, warranty, product updates and customer support is deferred and recognized ratably over the contractual service period, generally one year, until no further obligation exists.

        Deferred service contract revenue included in deferred revenue was (in thousands):

Balance at June 30, 2003	$1,883
Add payments received	5,218
Less revenue recognized	(1,098)

Balance at June 30, 2004	6,003
Add payments received	8,890
Less revenue recognized	(2,573)

Balance at June 30, 2005	12,320
Add payments received	20,419
Less revenue recognized	(3,635)

Balance at June 30, 2006	29,104
Add payments received (unaudited)	5,463
Less revenue recognized (unaudited)	(2,270)

Balance at September 30, 2006 (unaudited)	$32,297

        Costs incurred under service contracts included in cost of revenue were $970,000, $851,000 and $1,691,000 during the years ended June 30, 2004, 2005 and 2006, respectively, and $251,000 and $948,000 for the quarters ended September 30, 2005 and 2006, respectively (unaudited).

8. Commitments and Contingencies

Operating Lease Agreements

        The Company leases office space under non-cancellable operating leases with various expiration dates through June 2011. Rent expense was $458,000, $964,000 and $1,956,000 for the years ended June 30, 2004, 2005 and 2006, respectively, and $436,000 and $471,000 for the quarters ended

September 30, 2005 and 2006, respectively (unaudited). The terms of the facility leases provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period, and has accrued for rent expense incurred but not paid.

        Future minimum lease payments under noncancelable operating lease agreements as of June 30, 2006 are as follows (in thousands):

Year ending June 30,
2007	$1,984
2008	1,738
2009	1,228
2010	1,057
2011	708

Total	$6,715

        The Company enters into standard indemnification agreements with its landlords and all superior mortgagees and their respective directors, officers' agents, and employees in the ordinary course of business. Pursuant to these agreements, the Company will indemnify, hold harmless, and agree to reimburse the indemnified party for losses suffered or incurred by the indemnified party, generally the landlords, in connection with any loss, accident, injury, or damage by any third party with respect to the lease agreement facilities. The term of these indemnification agreements is from the commencement of the lease agreements until termination of the lease agreements. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has not incurred claims or costs to defend lawsuits or settle claims related to these indemnification agreements.

Royalty Agreements

        The Company entered into a license and royalty agreement with Schonberg Research Corporation ("Schonberg") in January 1991 in exchange for an exclusive license to use certain technology. Under the terms of the agreement, as amended in April 1996, the Company is obligated to pay Schonberg $25,000 for each CyberKnife system sold that includes the licensed technology. Maximum total aggregate payments under this license agreement are $2,500,000. Royalty expense recognized in cost of revenue or deferred cost of revenue sold under this agreement was $250,000, $375,00 and $850,000 during the years ended June 30, 2004, 2005 and 2006, respectively, and $244,000 and $144,000 for the quarters ended September 30, 2005 and 2006, respectively (unaudited). At June 30, 2006, the Company had a remaining commitment of approximately $169,000 related to this license and royalty agreement. At June 30, 2005 and 2006, the Company had accrued amounts of approximately $119,000 and $219,000, respectively, included in other accrued liabilities in the consolidated balance sheets relating to this license and royalty agreement. At September 30, 2006, the accrued amount was $50,000 (unaudited).

        In July 1997, the Company entered into a license and royalty agreement with Stanford University ("Stanford") under which the Company has a non-exclusive license to use certain technology. Under this agreement, the Company is obligated to pay Stanford up to $10,000 for each CyberKnife system sold that includes the licensed technology, with the stipulation that the Company must make minimum annual payments of $25,000. Royalty expense recorded in cost of revenue or deferred cost of revenue was $55,000, $80,000 and $175,000 for the years ended June 30, 2004, 2005 and 2006, respectively, and $50,000 and $30,000 for the quarters ended September 30, 2005 and 2006, respectively (unaudited).

        In January 1999, the Company entered into a license and royalty agreement with Professor Dr. Achim Schweikard ("Schweikard") of the University of Munich. Under this agreement, the Company has a non-exclusive license to use certain technology. The Company is obligated to pay Schweikard up to $5,000 for each CyberKnife system sold that includes the licensed technology, with the stipulation that the Company must make miniumum annual payments of $5,000. Royalty expense under this agreement recorded in cost of revenue or deferred cost of revenue was $30,000, $115,000 and $120,000 for the years ended June 30, 2004, 2005 and 2006, respectively, and $30,000 and $30,000 for the quarters ended September 30, 2005 and 2006, respectively (unaudited).

Other Commitments

        During November 1999, in connection with the amendment of a purchase and distribution agreement, the Company committed to pay another party 50% of the amount by which the sale price of the next CyberKnife system sold in the United States exceeded $1,500,000. The Company also committed to pay the other party $50,000 each time the Company receives final payment for each of the next fourteen CyberKnife systems sold in the United States. The Company paid $250,000 and $350,000 to the other party in connection with sales to third parties occurring in the years ended June 30, 2005 and June 30, 2004, respectively. As of June 30, 2006, the Company had no outstanding commitments regarding this amended agreement.

Contingencies

        From time to time, the Company may become involved in litigation relating to claims arising from the ordinary course of business. Management does not believe the final disposition of these matters will have a material adverse effect on the financial position, results of operations or future cash flows of the Company.

Software License Indemnity

        Under the terms of the Company's software license agreements with its customers, the Company agrees that in the event the software sold infringes upon any patent, copyright, trademark, or any other proprietary right of a third party, it will indemnify its customer licensees, against any loss, expense, or liability from any damages that may be awarded against its customer. The Company includes this infringement indemnification in all of its software license agreements and selected managed services arrangements. In the event the customer cannot use the software or service due to infringement and the Company cannot obtain the right to use, replace or modify the license or service in a commercially feasible manner so that it no longer infringes, then the Company may terminate the license and provide the customer a refund of the fees paid by the customer for the infringing license or service. The

Company has recorded no liability associated with this indemnification, as it is not aware of any pending or threatened actions that are probable losses.

9.  Redeemable Convertible Preferred Stock

Redeemable Convertible Preferred Stock

        As of June 30, 2004, 2005 and 2006, and September 30, 2006, the Company had redeemable convertible preferred stock outstanding, as follows (in thousands):

	June 30,
				September 30, 2006
	2004	2005	2006

				(unaudited)
Authorized shares	30,000	30,000	30,000	30,000

Outstanding shares:
Series C	11,182	11,182	11,182	11,182
Series A	4,500	4,500	4,500	4,500
Series A1	1,071	1,071	1,071	1,071
Series B	667	667	667	667

Total outstanding shares	17,419	17,419	17,419	17,419

Liquidation amount:
Series C	$16,069	$19,285	$23,142	$24,228
Series A	9,000	9,000	9,000	9,000
Series A1	3,212	3,212	3,212	3,212
Series B	5,000	5,000	5,000	5,000

Total liquidation amount	$33,281	$36,497	$40,354	$41,440

Proceeds, net of issuance costs
Series C	$11,044	$11,044	$11,044	$11,044
Series A	8,621	8,621	8,621	8,621
Series A1	3,212	3,212	3,212	3,212
Series B	4,627	4,627	4,627	4,627

Total proceeds, net of issuance costs	$27,504	$27,504	$27,504	$27,504

Dividend Rights

        The holders of the Company's Series A, A1 and B preferred stock are entitled to receive cash dividends in preference to the holders of the Company's common stock, at the rate of 10% per year of the outstanding liquidation preference amounts. The holders of Series C preferred stock are entitled to receive dividends at a rate of 8% of the purchase price per annum in preference to the holders of the Company's Series A, A1 and B preferred stock and common stock. Such dividends shall be payable only when funds are legally available and only if, as and when declared by the Company's Board of Directors, and are non-cumulative. As of June 30, 2006, no dividends have been declared.

Liquidation Rights

        Upon any liquidation, dissolution or winding up of the Company, the holders of Series C preferred stock shall be entitled to an amount equal to a 20% annual internal rate of return on the original issue price per share of Series C preferred stock (which is $1.00) plus an amount equal to any dividends declared but unpaid thereon, if any, in preference to any distribution to Series A, A1, Series B or common stock (collectively referred to as "junior stock").

        If the assets of the Company are insufficient to pay the full Series C liquidation preference amounts, then the available assets of the Company shall be distributed ratably among the holders of the Series C preferred stock.

        After the holders of Series C preferred stock have been paid the amounts to which they shall be entitled, the holders of Series A, A1 and B preferred stock shall be entitled to receive a liquidation preference amount equal to the liquidation value per share multiplied by the number of shares outstanding. The liquidation value of each share of Series A, A1 and B preferred stock is defined as the price paid per share. In February 1999, 4,500,000 shares of Series A preferred stock were issued at a price of $2.00 per share, in December 1999 and January 2000, 1,070,666 shares of Series A1 preferred stock were issued at a price of $3.00 per share, and in March 2001, 666,665 shares of Series B preferred stock were issued at a price of $7.50 per share.

        If the assets of the Company are insufficient to pay the Series A, A1 and B liquidation preference amounts, the available assets shall be distributed to the holders of Series A, A1 and B preferred stock ratably in proportion to the preference amounts they would otherwise be entitled to receive. After payment of the liquidation preference amounts, any remaining assets of the Company shall be distributed ratably to the holders of the Company's common stock.

        A consolidation or merger of the Company, or a sale of all or substantially all of its assets, shall be deemed to be a liquidation or winding up for purposes of the liquidation preference if: (i) the fair value of the per share consideration to be received by a holder of preferred stock pursuant to any of the above-mentioned transactions is less than the purchase price of the preferred stock plus accrued but unpaid dividends; and (ii) the existing stockholders of the Company hold less than 50% of the voting power of the successor or surviving corporation.

Voting Rights

        The holders of preferred stock have voting rights equal to the holders of the Company's common stock. Each holder of preferred stock is entitled to the number of votes equal to the number of shares of common stock into which the shares of preferred stock are convertible.

Conversion Rights and Antidilution Provisions

        The original terms of the Series A, A1, B and C preferred stock provide that each share of preferred stock is convertible into one share of the Company's common stock, subject to certain anti-dilution provisions. Such conversion shall occur at the option of the holder of such preferred share at any time or automatically upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, in which the gross cash proceeds to the Company are at least $5,000,000.

        The conversion ratio of outstanding preferred stock, as well as its liquidation rights, shall be adjusted to prevent dilution in the event of any subdivision or combination of the Company's common stock or any distribution by the Company of a stock dividend or stock split. The conversion ratio of preferred stock shall be adjusted to prevent dilution upon the Company's issuance, on or after the closing of an offering of common stock or common stock equivalents for a consideration per share which is less than the conversion value of the preferred stock, with the following exceptions: (i) the issuance of common stock or options to purchase common stock to employees, officers, directors or members of the Scientific Advisory Board, with the approval of the Board of Directors, at not less than fair value; (ii) the conversion of any outstanding preferred shares; and (iii) any dividend or distribution on any shares of such common or preferred stock or common stock equivalents described above.

        During the years ended June 30, 2002 and 2003, the Company issued 6,000,000 and 5,182,000 shares, respectively, of Series C preferred stock at a price of $1.00 share. These issuances triggered certain anti-dilution rights of the existing Series A, A1 and B preferred stock. As a result of these triggers, the outstanding shares of Series A, A1 and B preferred stock convert into 6,834,693, 2,169,606 and 4,999,986 shares of common stock, respectively, at June 30, 2006.

        The deemed liquidation provisions and the extent of the preferred stockholding result in the preferred stock having redemption features that are not solely within the control of the Company and, accordingly, require disclosure of the preferred stock as temporary equity in accordance with EITF Topic D-98.

10.  Stockholders' Equity (Deficiency)

Common Stock

        As of June 30, 2005, the Company's amended Articles of Incorporation authorized the Company to issue 70,000,000 shares of common stock. As of June 30, 2006, 16,243,150 shares of common stock were issued and outstanding.

Stock Option Plans

        In 1993, the Company's stockholders approved the 1993 Stock Option Plan (the "1993 Plan"). Under the 1993 Plan, the Board of Directors is authorized to grant options to purchase shares of common stock at fair value, as determined by the Board of Directors, to employees, directors and consultants.

        In 1998, the Company's stockholders approved the 1998 Equity Incentive Plan (the "1998 Plan"). Under the 1998 Plan, the Board of Directors is authorized to grant options to purchase shares of common stock to employees, directors and consultants. As of June 30, 2006, the 1993 Plan continued to remain in effect along with the 1998 Plan.

        Only employees are eligible to receive incentive stock options. Non-employees may be granted non-qualified options. The Board of Directors has the authority to set the exercise price of all options granted, subject to the exercise price of incentive stock options being no less than 100% of the fair value, as determined by the Board of Directors, of a share of common stock on the date of grant; and no less than 85% of the fair value for a non-qualified stock options.

        Generally, the Company's outstanding options vest at a rate of 25% per year. However, certain options granted to certain employees vest based upon performance. Continued vesting typically terminates when the employment or consulting relationship ends.

        The maximum term of the options granted to persons who owned at least 10% of the voting power of all outstanding stock on the date of grant is 5 years. The maximum term of all other options is 10 years.

        Combined activity under the 1993 Plan and the 1998 Plan (the "Plans") is summarized as follows:

		Options outstanding
	Shares available for grant	Number of options	Weighted average exercise price
Balance at June 30, 2003	1,160,017	6,026,650	$0.66
Additional shares reserved	3,152,402	—	$—
Plan shares expired	(50,000)	—	$—
Options granted	(3,727,500)	3,727,500	$1.06
Options forfeited	519,992	(519,992)	$1.04
Options exercised	—	(610,739)	$0.41

Balance at June 30, 2004	1,054,911	8,623,419	$0.82
Additional shares reserved	2,200,000	—	$—
Options granted	(3,589,500)	3,589,500	$3.26
Options forfeited	425,371	(425,371)	$1.24
Options exercised	—	(1,290,154)	$0.58

Balance at June 30, 2005	90,782	10,497,394	$1.67
Additional shares reserved	2,900,000	—	$—
Options granted	(1,407,883)	1,407,883	$4.80
Options forfeited	573,333	(573,333)	$2.15
Options exercised	—	(431,659)	$1.25

Balance at June 30, 2006	2,156,232	10,900,285	$2.07
Options granted (unaudited)	(905,970)	905,970	$9.43
Options forfeited (unaudited)	82,712	(82,712)	$4.35
Options exercised (unaudited)	—	(26,089)	$1.76

Balance at September 30, 2006 (unaudited)	1,332,974	11,697,454	$2.62

        The options outstanding and exercisable, by exercise price, at June 30, 2004 were as follows:

	Options outstanding			Options exercisable
Exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options	Weighted average exercise price
$0.25 – $0.60	1,100,000	3.90	$0.27	1,100,000	$0.27
$0.75	6,046,831	7.97	$0.75	3,008,818	$0.75
$0.85 – $3.00	1,472,188	9.62	$1.54	97,942	$2.08
$3.75	4,400	6.76	$3.75	4,400	$3.75

	8,623,419	7.73	$0.82	4,211,160	$0.66

        The options outstanding and exercisable, by exercise price, at June 30, 2005 were as follows:

	Options outstanding			Options exercisable
Exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options	Weighted average exercise price
$0.25 – $0.40	605,000	2.86	$0.26	605,000	$0.26
$0.75	4,953,535	6.87	$0.75	3,394,116	$0.75
$0.85 – $3.00	2,252,959	8.82	$1.89	682,538	$1.74
$3.50 – $3.75	2,685,900	9.57	$3.50	62,026	$3.51

	10,497,394	7.75	$1.67	4,743,680	$0.87

        The options outstanding and exercisable, by exercise price, at June 30, 2006 were as follows:

	Options outstanding			Options exercisable
Exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options	Weighted average exercise price
$0.25 – $0.40	535,000	1.86	$0.26	535,000	$0.26
$0.75	4,542,376	5.79	$0.75	3,989,593	$0.75
$0.85 – $3.00	1,861,313	7.78	$1.78	1,118,288	$1.73
$3.50 – $3.75	2,601,213	8.56	$3.50	1,000,547	$3.50
$3.76 – $6.73	1,360,383	9.38	$4.82	119,395	$4.42

	10,900,285	7.05	$2.07	6,762,823	$1.35

        The options outstanding and exercisable, by exercise price, at September 30, 2006 were as follows (unaudited):

	Options Outstanding			Options Exercisable
Exercise Price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options	Weighted average exercise price
$0.25 – $0.40	535,000	1.61	$0.26	535,000	$0.26
$0.75	4,529,484	5.54	$0.75	4,123,690	$0.75
$0.85 – $3.00	1,842,625	7.53	$1.79	1,218,579	$1.74
$3.50 – $3.75	2,576,033	8.31	$3.50	1,154,951	$3.50
$3.76 – $6.73	1,312,607	9.16	$4.81	300,683	$4.38
$6.74 – $9.50	901,705	9.89	$9.43	1,500	$9.50

	11,697,454	7.03	$2.62	7,334,403	$1.46

        The aggregate intrinsic value in the table below represents the total pretax intrinsic value (the difference between the fair value of the Company's common stock on September 30, 2006 of $14.06 and the exercise price for stock options) that would have been received by option holders if all options had been exercised on September 30, 2006. The total intrinsic value of options exercised in the quarter ended September 30, 2006 was approximately $167,000 (unaudited). Cash received from option exercises for the quarter ended September 30, 2006 was $46,000 (unaudited).

	Options outstanding	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value as of September 30, 2006
Balance at June 30, 2006	10,900,285	$2.07
Options granted (unaudited)	905,970	$9.43
Options forfeited (unaudited)	(82,712)	$4.35
Options exercised (unaudited)	(26,089)	$1.76

Balance at September 30, 2006 (unaudited)	11,697,454	$2.62	7.03

Vested or Expected to vest at September 30, 2006 (unaudited)	11,429,781	$2.55	6.98	$131,526,814

Exercisable at September 30, 2006 (unaudited)	7,334,611	$1.46	6.08	$92,392,500

        As of September 30, 2006, there was approximately $22,300,000 net of forfeitures, of unrecognized compensation cost related to unvested stock options which is expected to be recognized over a weighted average period of 1.28 years (unaudited). The Company's current practice is to issue new shares to satisfy share option exercises.

        The weighted average fair values of options granted were $3.16, $4.45 and $5.53 per share for the years ended June 30, 2004, 2005 and 2006, respectively, and $10.39 for the quarter ended September 30, 2006, respectively (unaudited).

Warrants

        During April 2000, in connection with an extension of a line of credit, the Company issued a warrant to purchase 1,000,000 shares of common stock at $3.00 per share to Pacific Republic. Using the Black-Scholes option pricing model, the Company estimated that the fair value of the warrants was $2,754,000 on the date of issue, with the following assumptions: fair value of a share of common stock equal to $3.90; term of 5 years; exercise price of $3.00; volatility of 75.0%; dividend rate of 0% and risk-free interest rate of 6.26%. The estimated fair value of the warrant was amortized to interest expense over the remaining term of the line of credit. During February 2002, in connection with an extension of Pacific Republic's line of credit to the Company and Series C financing, the Company reduced the exercise price of the 1,000,000 warrants from $3.00 per share to $1.40 per share. The Company measured the incremental fair value of the warrants at the date of modification, using the Black-Scholes option pricing model. The incremental value of $127,000 was recorded as interest expense during the year ended June 30, 2002. During March 2005, Pacific Republic exercised the warrants to purchase 1,000,000 shares of common stock at $1.40 per share.

        During March 1999, in connection with a preferred stock financing, the Company issued a warrant to Pacific Republic to purchase 2,280,000 shares of common stock at $2.00 per share. Using the Black-Scholes option pricing model, the Company estimated that the fair value of these warrants was $369,000 on the date of issue. The estimated fair value of these warrants was recorded as an issuance cost against the proceeds of the preferred stock, with a corresponding credit to additional paid-in capital. During February 2002, in connection with an extension of Pacific Republic's line of credit to the Company and Series C financing, the Company reduced the exercise price of the 2,280,000 warrants from $2.00 per share to $1.40 per share. The Company measured the incremental fair value of the warrants at the date of modification, using the Black-Scholes option pricing model. The incremental value of $143,000 was recorded as interest expense during the year ended June 30, 2002. During March 2004, Pacific Republic exercised the warrants to purchase 2,280,000 shares of common stock at $1.40 per share.

        In August 2002, in connection with the renegotiation of a contractual commitment with a distributor, the Company issued a warrant to purchase 525,000 shares of common stock at an exercise price of $1.00 per share. Using the Black-Scholes option pricing model, the Company estimated that the fair value of the warrant was $225,000 on the date of issue and recorded the warrant in additional paid in capital. Such warrant remains outstanding at June 30, 2006 and expires on August 8, 2007.

        In connection with the Series B preferred stock financing in April 2001, the Company was obligated to issue up to 333,333 warrants to purchase common stock at a price per share of $10.00, based on the Company not meeting certain deadlines relating to an initial public offering of the Company's common stock. Using the Black-Scholes option pricing model, the Company estimated the fair value of the warrants to be $373,000 based on the following assumptions: fair value of a share of common stock equal to $3.00; term of 5 years; exercise price of $10.00; volatility of 75.0%; dividend rate of 0% and risk-free interest rate of 5.34%. The estimated fair value of the warrants was credited to additional paid-in capital with a corresponding debit to Series B preferred stock. During November 2005, warrants to purchase 16,666 shares of common stock were exercised, and the remaining 316,667 warrants expired unexercised in April 2006.

11.  Income Taxes

        The provision for income taxes consists of the following (in thousands):

	June 30,
	2004	2005	2006

Current:
Federal	$—	$—	$134
State	3	4	54
Foreign	—	64	70

Total current	3	68	258
Deferred:
Federal	—	—	—
State	—	—	—
Foreign	—	—	—

Total deferred	—	—	—

Total provision	$3	$68	$258

        A reconciliation of income taxes at the statutory federal income tax rate to net income taxes included in the accompanying consolidated statements of operations is as follows (in thousands):

	June 30,
	2004	2005	2006

U.S. federal taxes (benefit):
At federal statutory rate	$(3,977)	$(8,608)	$(11,304)
State tax, net of federal benefit	(676)	(1,315)	(1,571)
Stock-based compensation expense	629	1,236	1,894
Change in valuation allowance	4,060	8,745	11,277
Credits	(132)	(408)	(437)
Change in state rate	—	256	—
Federal alternative minimum tax	—	—	134
Other	99	98	195
Foreign	—	64	70

Total	$3	$68	$258

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets at June 30, 2005 and 2006 were as follows (in thousands):

	June 30,
	2005	2006

Deferred tax assets:
Federal and state net operating losses	$17,350	$14,853
Accrued vacation	318	603
Deferred revenue	9,265	17,969
Credits	2,142	2,579
Capitalized research and development	552	481
Other	3,265	7,223

Total deferred tax assets	32,892	43,708
Deferred tax liabilities:
Fixed assets	(1,408)	(947)

Total deferred tax liabilities	(1,408)	(947)
Valuation allowance	(31,484)	(42,761)

Net deferred tax assets:	$—	$—

        At June 30, 2006, the Company had approximately $40,623,000 in federal and $16,562,000 in state net operating loss carryforwards, which expire in varying amounts beginning in 2009 and 2007 for federal and state purposes, respectively. In addition, at June 30, 2006, the Company had federal and state research and development tax credits of approximately $1,541,000 and $1,347,000, respectively. The federal research credits will begin to expire in 2008 and the state research credits have no expiration date

        Utilization of the Company's net operating loss may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss carryforwards before utilization.

        The Company has established a 100% valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets.

12.  Other Income (Expense)

        For the fiscal years ended June 30, 2004, 2005 and 2006, and the quarter ended September 30, 2005 and 2006, other income (expense) consisted of the following (in thousands):

	Years Ended June 30,			Three Months Ended September 30,
	2004	2005	2006	2005	2006
				(unaudited)
Interest income	$33	$198	$501	$107	$358
Gain (loss) on asset disposition	(27)	(18)	(44)	10	(8)
Foreign currency transaction gain (loss)	—	(26)	(21)	(3)	(81)
Other	7	2	2	—	—

	$13	$156	$438	$114	$269

	Years Ended June 30,			Three Months Ended September 30,
	2004	2005	2006	2005	2006
				(unaudited)
Interest expense	$(96)	$(291)	$(324)	$(104)	$(44)
State sales and local taxes	(52)	(88)	(23)	(16)	(17)
Other	(1)	(15)	(35)	—	(1)

	$(149)	$(394)	$(382)	$(120)	$(62)

13.  Related Party Transactions

        The Company recognized revenue of $0, $7,106,000 and $5,624,000 during the years ended June 30, 2004, 2005 and 2006, respectively, and $1,254,000 and $1,221,000 during the quarters ended September 30, 2005 and 2006, respectively (unaudited), relating to products and services provided to Meditec. Meditec's parent, Marubeni Corporation, is a preferred stockholder of the Company. At June 30, 2005 and 2006, amounts of $22,183,000 and $25,120,000, respectively, and $23,900,000 at September 30, 2006 (unaudited) were recorded as deferred revenue and advances relating to payments made by Meditec for certain products and services. At June 30, 2005 and 2006 and September 30, 2006 (unaudited), no amounts were due from Meditec.

        The Company recognized revenue of $100,000, $585,000 and $195,000, during the years ended June 30, 2004, 2005 and 2006, respectively, and $146,000 and $3,087,000 during the quarters ended September 30, 2005 and 2006, respectively (unaudited), relating to products and services provided to Stanford. The Company's former Chief Executive Officer was an active member of the faculty at Stanford. Currently, he is a member of the Board of Directors and he holds the position of Professor of Neurosurgery and Radiation Oncology at Stanford. At June 30, 2005 and 2006, amounts of $195,000 and $1,340,000, respectively, and $563,000 at September 30, 2006 (unaudited), were recorded as deferred revenue and advances relating to payments made by Stanford. Trade accounts receivable amounts due from Stanford were $0 and $0 at June 30, 2005 and 2006, respectively, and $1,153,000 at

September 30, 2006 (unaudited). The Company also has a license agreement with Stanford as disclosed in Note 8.

        The Company recognized revenue of $2,338,000, $2,590,000 and $130,000, during the years ended June 30, 2004, 2005 and 2006, respectively, and $55,000 and $0 during the quarters ended September 30, 2005 and 2006, respectively (unaudited), relating to products and services provided to President Medical Technology Co. ("President"). President is related to President International Investment Holdings, Ltd., a preferred stockholder of the Company. At June 30, 2005 and 2006, amounts of $2,225,000 and $2,325,000, respectively, and $2,288,000 at September 30, 2006 (unaudited) were recorded as deferred revenue and advances relating to payments made by President for certain products and services. At June 30, 2005 and 2006, amounts of $440,000 and $1,000, respectively, and $4,000 at September 30, 2006 (unaudited), were recorded as trade accounts receivable from President. In May 2006, President International Investment Holdings, Ltd. sold all of its interest in President.

14.  Employee Benefit Plans

        The Company's employee savings and retirement plan is qualified under Section 401(k) of the United States Internal Revenue Code. Employees may make voluntary, tax-deferred contributions to the 401(k) Plan up to the statutorily prescribed annual limit. The Company makes discretionary matching contributions to the 401(k) Plan on behalf of employees up to the limit determined by the Board of Directors. The Company contributed $201,000, $283,000 and $528,000 to the 401(k) Plan during the years ended June 30, 2004, 2005 and 2006, respectively, and $43,000 and $125,000 for the quarters ended September 30, 2005 and 2006, respectively (unaudited).

15.  Supplemental Disclosures

        The following is supplemental disclosure of valuation and qualifying accounts (in thousands):

	Beginning Balance	Charges (Deductions) to Operations	Write-offs	Ending Balance
Accounts receivable allowances
Year ended June 30, 2004	$—	106	—	$106
Year ended June 30, 2005	$106	45	(106)	$45
Year ended June 30, 2006	$45	(21)	(4)	$20
Quarter ended September 30, 2006 (unaudited)	$20	—	—	$20

ACCURAY™

Our Business Begins with Patients™

Head
Spine
Lung
Prostate
Pancreas
Liver
Kidney

Treating Tumors

ANYWHERE IN THE BODY

                        Shares
 ACCURAY INCORPORATED
 Common Stock

PROSPECTUS

Through and including                        , 2007 (the 25th day after the date of this prospectus) federal securities law may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

JPMorgan	UBS Investment Bank

Piper Jaffray
Jefferies & Company

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the Securities and Exchange Commission registration fee and the NASD filing fee. All the expenses below will be paid by the Registrant.

Item	Amount
Securities and Exchange Commission Registration fee		$24,610
NASD filing fee		23,500
Initial NASDAQ Global Market listing fee		5,000
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer Agent and Registrar fees		*
Blue Sky fees and expenses		*
Miscellaneous Fees and Expenses		*

Total	$	*

*
To be provided by amendment.

Item 14.    Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended. Our certificate of incorporation to be in effect upon the completion of this offering provides for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our bylaws to be in effect upon the completion of this offering provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. In addition, we have entered into indemnification agreements with our directors, officers and some employees containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Reference is also made to Section 9(c) of the underwriting agreement to be filed as Exhibit 1.1 hereto, which provides for indemnification by the underwriter of our officers and directors against certain liabilities. Reference is also made to the offer letter with Eric P. Lindquist filed as Exhibit 10.12 hereto, which provides for indemnification by the Registrant of Mr. Lindquist in the event a suit is filed against him in connection with his non-competition agreement with a former employer.

Item 15.    Recent Sales of Unregistered Securities

        From December 1, 2003 through the date of this registration statement, the Registrant has made sales of the following unregistered securities:

        1.     The Registrant sold an aggregate of 2,197,355 shares of common stock to employees, directors and consultants for consideration in the form of cash and forfeited shares in the aggregate amount of $1,467,101.37 upon the exercise of stock options and stock awards, 83,433 shares of which have been repurchased.

        2.     The Registrant granted stock options and stock awards to employees, directors and consultants under its 1998 Equity Incentive Plan covering an aggregate of 8,069,663 shares of common stock, with exercise prices ranging from $0.85 to $13.05 per share. Of these, options covering an aggregate of 1,648,848 were cancelled without being exercised.

        3.     The Registrant claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraphs (1) and (2) above under Section 4(2) of the Securities Act in that such sales and issuances did not involve a public offering or under Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

        4.     In January and May 2003, the Registrant issued 100,000 shares of its common stock to Randall Young, an investor, upon exercise of a warrant to purchase shares of its common stock for an aggregate exercise price of $50,000. In March 2004, the Registrant issued 2,280,000 shares of its common stock to Pacific Republic Capital upon exercise of a warrant to purchase shares of its common stock for an aggregate exercise price of $3,192,000. In March 2005, the Registrant issued 1,000,000 shares of its common stock to Pacific Republic Capital upon exercise of a warrant to purchase shares of its common stock for an aggregate exercise price of $1,400,000. In November 2005, the Registrant issued 16,666 shares of its common stock to the Thomas Fogarty Separate Property Trust upon exercise of a warrant to purchase shares of its common stock for an aggregate exercise price of $167,000.

        5.     The Registrant claimed exemption from registration under the Securities Act for the sale and issuance of securities in the transactions described in paragraph (4) by virtue of Section 4(2) and/or Regulation D promulgated thereunder as transactions not involving any public offering. All of the purchasers of unregistered securities for which the Registrant relied on Section 4(2) and/or Regulation D represented that they were accredited investors as defined under the Securities Act. The Registrant claimed such exemption on the basis that (a) the purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof and that they either received adequate information about the registrant or had access, through employment or other relationships, to such information and (b) appropriate legends were affixed to the stock certificates issued in such transactions.

Item 16.    Exhibits and Financial Statements

(a)   Exhibits

Exhibit No.		Description of Exhibit
1.1	*	Form of Underwriting Agreement.
3.1	**	Amended and Restated Articles of Incorporation of Registrant.
3.2	*	Amended and Restated Certificate of Incorporation of Registrant, to be filed upon the completion of this offering.
3.3	**	Bylaws of Registrant.
3.4	*	Bylaws of Registrant, to be in effect upon the completion of this offering.
4.1	**	Common Stock Warrant dated August 9, 2002 by and between Registrant and Hazem Chehabi, M.D.
4.2	**
Investor Rights Agreement dated October 30, 2006 by and between Registrant and purchasers of Series A Preferred Stock, Series A1 Preferred Stock, Series B Preferred Stock and Series C Preferred Stock and certain holders of common stock.
5.1	*	Form of Opinion of Latham & Watkins LLP.
10.1	**
Industrial Complex Lease dated July 14, 2003 by and between Registrant and MP Caribbean, Inc., as amended by the First Amendment to Industrial Complex Lease effective as of December 9, 2004 and the Second Amendment to Industrial Complex Lease effective as of September 25, 2006.
10.2	**	Standard Industrial Lease effective as of June 30, 2005 by and between Registrant and The Realty Associates Fund III, L.P.
10.3	**	Accuray Incorporated 1993 Stock Option Plan and forms of agreements relating thereto.
10.4	**	Accuray Incorporated 1998 Equity Incentive Plan and forms of agreements relating thereto.
10.5	*	Accuray Incorporated 2007 Incentive Award Plan and forms of agreements relating thereto.
10.6	*	Accuray Incorporated Employee Stock Purchase Plan and forms of agreements relating thereto.
10.7	**	Form of Indemnification Agreement by and between Registrant and each of its directors and executive officers.
10.8	**	Employment Terms Letter dated November 10, 2006 by and between Registrant and Euan S. Thomson, Ph.D.
10.9	**	Employment Terms Letter dated November 10, 2006 by and between Registrant and Chris A. Raanes.
10.10	**	Employment Terms Letter dated November 10, 2006 by and between Registrant and Robert E. McNamara.
10.11	**	Offer Letter dated July 22, 2004 by and between Registrant and John W. Allison, Ph.D.
10.12	**	Employment Terms Letter dated November 10, 2006 by and between Registrant and Eric Lindquist.

10.13	**	Employment Terms Letter dated November 10, 2006 by and between Registrant and Wade Hampton.
10.14	**	Independent Contractor Agreement effective as of April 1, 2006 by and between Registrant and John R. Adler, as amended effective as of May 24, 2006.
10.15	**	Independent Contractor Agreement effective as of April 1, 2006 by and between the CyberKnife Society and John R. Adler, as amended effective as of October 3, 2006.
10.16	**	License Agreement effective as of December 12, 2004 by and between Registrant and American Science and Engineering, Inc.
10.17	**	Assignment & Assumption of License and Consent by Supplier effective as of January 10, 2005 by and among Registrant, American Science and Engineering, Inc., Yuri Batygin, and Anatoliy Zapreier.
10.18	†**	Nonexclusive End-User Software License Agreement dated September 9, 2005 by and between Registrant and The Regents of the University of California.
10.19	†**	License Agreement effective as of July 9, 1997 by and between Registrant and The Board of Trustees of the Leland Stanford Junior University.
10.20	†**
Manufacturing License and Technology Transfer Agreement effective as of January 28, 1991 by and between Registrant and Schonberg Radiation Corporation, as amended on April 15, 1996 and November 11, 2002.
10.21	†*	Non-Exclusive System Partner Agreement effective as of September 23, 2005 by and between Registrant and KUKA Robotics Corporation.
10.22	†**	Consulting Agreement effective as of March 11, 2004 by and between Registrant and Forte Automation Systems, Inc.
10.23	†**	Amended and Restated International Distributor Agreement effective as of April 1, 2004 by and between Registrant and President Medical Technologies Co., Ltd. Inc.
10.24	†**	Commission Agreement effective as of August 10, 2006 by and between Registrant and President Medical Technologies Co., Ltd. Inc.
10.25	†*	Assignment Agreement effective as of December 29, 2004 by and between President Medical Technologies Co., Ltd. Inc. and Cowealth Medical Science & Biotechnology Incorporated.
10.26	†**	International Distributor Agreement dated January 21, 2004 by and between Registrant and Chiyoda Technol Corporation.
10.27	**	Form of Training Center Agreement.
10.28	**	Form International of Distributor Agreement.
10.29	**	Form of Sales Agent Agreement.
10.30		Form of CyberKnife G4 Purchase Agreement.
10.31	**	Form of Diamond Elite Service Agreement.
10.32	**	Form of Emerald Elite Service Agreement.
10.33	**	Form of Emerald Basic Service Agreement.
10.34	**	Form of International Ruby Elite Service Agreement.
10.35	**	Form of International Diamond Elite Service Agreement.

10.36	**	Form of International Emerald Elite Service Agreement.
10.37	**	Form of Platinum Elite Service Agreement.
10.38	**	Form of Silver Elite Service Agreement.
10.39	**	Form of International Platinum Elite Service Agreement.
10.40	**	Form of International Gold Elite Service Agreement.
10.41	**	Form of International Silver Elite Service Agreement.
10.42		Form of CyberKnife G4 Shared Ownership Agreement.
10.43	**	Form of CyberKnife G4 Placement Agreement.
10.44	**	Separation Agreement and Release effective as of April 14, 2006 by and between Registrant and John W. Allison, Ph.D.
10.45	†	Asset Purchase Agreement effective as of December 12, 2004 by and between the Registrant and American Science and Engineering, Inc.
10.46	†*	Exclusive Manufacturing Agreement effective as of November 29, 2006 by and between the Registrant and Forte Automation Systems, Inc.
10.47	†	Letter Agreement dated May 20, 2003 by and between the Registrant and Meditec Corporation.
21.1		List of subsidiaries.
23.1	*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
23.2		Consent of Grant Thornton LLP, independent registered public accounting firm.
24.1	**	Power of Attorney.

*
To be filed by amendment.

**
Previously filed.

†
Portions of the exhibit have been omitted pursuant to a request for confidential treatment. The omitted information has been filed seperately with the Securities and Exchange Commission.

(b)   Financial Statement Schedules

        None.

Item 17.    Undertakings

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted as to directors, officers and controlling persons of Accuray pursuant to the provisions described in Item 14, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Accuray of expenses incurred or paid by a director, officer or controlling person of Accuray in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus as filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by Accuray pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The undersigned registrant hereby undertakes to provide the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        That for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

        That for the purpose of determining liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

        (i)    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

        (ii)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

        (iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

        (iv)  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, we have duly caused this Amendment No. 1 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on the 22nd day of December 2006.

ACCURAY INCORPORATED
By:	/s/ E. S. THOMSON Euan S. Thomson, Ph.D. President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ E. S. THOMSON Euan S. Thomson, Ph.D	President and Chief Executive Officer and Director (principal executive officer)	December 22, 2006
/s/ R. E. MCNAMARA Robert E. McNamara	Senior Vice President, Chief Financial Officer (principal financial and accounting officer)	December 22, 2006
* Wayne Wu	Chairman of the Board and Director	December 22, 2006
* John R. Adler, Jr., M.D.	Director	December 22, 2006
* Ted T. C. Tu	Director	December 22, 2006
* Roderick A. Young	Director	December 22, 2006
* Li Yu	Director	December 22, 2006
*By:	/s/ E. S. THOMSON Euan S. Thomson Attorney-in-fact

EXHIBIT INDEX

Exhibit No.		Description of Exhibit
1.1	*	Form of Underwriting Agreement.
3.1	**	Amended and Restated Articles of Incorporation of Registrant.
3.2	*	Amended and Restated Certificate of Incorporation of Registrant, to be filed upon the completion of this offering.
3.3	**	Bylaws of Registrant.
3.4	*	Bylaws of Registrant, to be in effect upon the completion of this offering.
4.1	**	Common Stock Warrant dated August 9, 2002 by and between Registrant and Hazem Chehabi, M.D.
4.2	**
Investor Rights Agreement dated October 30, 2006 by and between Registrant and purchasers of Series A Preferred Stock, Series A1 Preferred Stock, Series B Preferred Stock and Series C Preferred Stock and certain holders of common stock.
5.1	*	Form of Opinion of Latham & Watkins LLP.
10.1	**
Industrial Complex Lease dated July 14, 2003 by and between Registrant and MP Caribbean, Inc., as amended by the First Amendment to Industrial Complex Lease effective as of December 9, 2004 and the Second Amendment to Industrial Complex Lease effective as of September 25, 2006.
10.2	**	Standard Industrial Lease effective as of June 30, 2005 by and between Registrant and The Realty Associates Fund III, L.P.
10.3	**	Accuray Incorporated 1993 Stock Option Plan and forms of agreements relating thereto.
10.4	**	Accuray Incorporated 1998 Equity Incentive Plan and forms of agreements relating thereto.
10.5	*	Accuray Incorporated 2007 Incentive Award Plan and forms of agreements relating thereto.
10.6	*	Accuray Incorporated Employee Stock Purchase Plan and forms of agreements relating thereto.
10.7	**	Form of Indemnification Agreement by and between Registrant and each of its directors and executive officers.
10.8	**	Employment Terms Letter dated November 10, 2006 by and between Registrant and Euan S. Thomson, Ph.D.
10.9	**	Employment Terms Letter dated November 10, 2006 by and between Registrant and Chris A. Raanes.
10.10	**	Employment Terms Letter dated November 10, 2006 by and between Registrant and Robert E. McNamara.
10.11	**	Offer Letter dated July 22, 2004 by and between Registrant and John W. Allison, Ph.D.
10.12	**	Employment Terms Letter dated November 10, 2006 by and between Registrant and Eric Lindquist.
10.13	**	Employment Terms Letter dated November 10, 2006 by and between Registrant and Wade Hampton.
10.14	**	Independent Contractor Agreement effective as of April 1, 2006 by and between Registrant and John R. Adler, as amended effective as of May 24, 2006.

10.15	**	Independent Contractor Agreement effective as of April 1, 2006 by and between the CyberKnife Society and John R. Adler, as amended effective as of October 3, 2006.
10.16	**	License Agreement effective as of December 12, 2004 by and between Registrant and American Science and Engineering, Inc.
10.17	**	Assignment & Assumption of License and Consent by Supplier effective as of January 10, 2005 by and among Registrant, American Science and Engineering, Inc., Yuri Batygin, and Anatoliy Zapreier.
10.18	†**	Nonexclusive End-User Software License Agreement dated September 9, 2005 by and between Registrant and The Regents of the University of California.
10.19	†**	License Agreement effective as of July 9, 1997 by and between Registrant and The Board of Trustees of the Leland Stanford Junior University.
10.20	†**
Manufacturing License and Technology Transfer Agreement effective as of January 28, 1991 by and between Registrant and Schonberg Radiation Corporation, as amended on April 15, 1996 and November 11, 2002.
10.21	†*	Non-Exclusive System Partner Agreement effective as of September 23, 2005 by and between Registrant and KUKA Robotics Corporation.
10.22	†**	Consulting Agreement effective as of March 11, 2004 by and between Registrant and Forte Automation Systems, Inc.
10.23	†**	Amended and Restated International Distributor Agreement effective as of April 1, 2004 by and between Registrant and President Medical Technologies Co., Ltd. Inc.
10.24	†**	Commission Agreement effective as of August 10, 2006 by and between Registrant and President Medical Technologies Co., Ltd. Inc.
10.25	†*	Assignment Agreement effective as of December 29, 2004 by and between President Medical Technologies Co., Ltd. Inc. and Cowealth Medical Science & Biotechnology Incorporated.
10.26	†**	International Distributor Agreement dated January 21, 2004 by and between Registrant and Chiyoda Technol Corporation.
10.27	**	Form of Training Center Agreement.
10.28	**	Form of International Distributor Agreement.
10.29	**	Form of Sales Agent Agreement.
10.30		Form of CyberKnife G4 Purchase Agreement.
10.31	**	Form of Diamond Elite Service Agreement.
10.32	**	Form of Emerald Elite Service Agreement.
10.33	**	Form of Emerald Basic Service Agreement.
10.34	**	Form of International Ruby Elite Service Agreement.
10.35	**	Form of International Diamond Elite Service Agreement.
10.36	**	Form of International Emerald Elite Service Agreement.
10.37	**	Form of Platinum Elite Service Agreement.
10.38	**	Form of Silver Elite Service Agreement.
10.39	**	Form of International Platinum Elite Service Agreement.

10.40	**	Form of International Gold Elite Service Agreement.
10.41	**	Form of International Silver Elite Service Agreement.
10.42		Form of CyberKnife G4 Shared Ownership Agreement.
10.43	**	Form of CyberKnife G4 Placement Agreement.
10.44	**	Separation Agreement and Release effective as of April 14, 2006 by and between Registrant and John W. Allison, Ph.D.
10.45	†	Asset Purchase Agreement effective as of December 12, 2004 by and between the Registrant and American Science and Engineering, Inc.
10.46	†*	Exclusive Manufacturing Agreement effective as of November 29, 2006 by and between the Registrant and Forte Automation Systems, Inc.
10.47	†	Letter Agreement dated May 20, 2003 by and between the Registrant and Meditec Corporation.
21.1		List of subsidiaries.
23.1	*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
23.2		Consent of Grant Thornton LLP, independent registered public accounting firm.
24.1	**	Power of Attorney.

*
To be filed by amendment. All other exhibits are filed herewith.

**
Previously filed.

†
Portions of the exhibit have been omitted pursuant to a request for confidential treatment. The omitted information has been filed seperately with the Securities and Exchange Commission.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS OF OUR COMMON STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
CHANGE IN ACCOUNTANTS
WHERE YOU CAN FIND MORE INFORMATION
ACCURAY INCORPORATED INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
Accuray Incorporated Consolidated Balance Sheets (in thousands, except share and per share amounts)
Accuray Incorporated Consolidated Statements of Operations (in thousands, except per share amounts)
Accuray Incorporated Consolidated Statements of Temporary Equity and Stockholders' Equity (Deficiency) (in thousands, except share amounts)
Accuray Incorporated Consolidated Statements of Temporary Equity and Stockholders' Equity (Deficiency) (continued) (in thousands, except share amounts)
Accuray Incorporated Consolidated Statements of Cash Flows (in thousands)
Accuray Incorporated Notes to Consolidated Financial Statements
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX